

HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所


03003607


SEC MAIL
RECEIVED
PROCESSING
JAN 13 2003
WASH, D.C.
155
SECTION

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

January 2, 2003

SEC FILE NO. 82-4217

SUPPL

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding results and closure of the unconditional cash offers by Anglo Chinese Corporate Finance, Limited on behalf of Hollyfield Group Limited , an indirect wholly owned subsidiary of ITC Corporation Limited, to acquire all the issued shares in, and warrants of Paul Y. – ITC Construction Holdings Limited, other than the shares and warrants presently owned by ITC Corporation Limited or its wholly owned subsidiaries, dated December 27, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on December 30, 2002;

h:\dlai\ADR\22105\0001\33sec.doc

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples

(2) The Company's interim report 2003;

(3) The Company's announcement regarding interim results for the six months ended September 30, 2002, dated December 18, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on December 19, 2002;

(4) The Company's announcement regarding offers by Anglo Chinese Corporation Finance, Limited on behalf of Hollyfield Group Limited, an indirect wholly owned subsidiary of ITC Corporation Limited, to acquire all the issued shares in, and warrants of, Paul Y. – ITC Construction Holdings Limited, other than the shares and warrants presently owned by ITC Corporation Limited or its wholly owned subsidiaries, dated December 12, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on December 13, 2002;

(5) The Company's circular regarding offers by Anglo Chinese Corporation Finance, Limited on behalf of Hollyfield Group Limited, an indirect wholly owned subsidiary of ITC Corporation Limited, to acquire all the issued shares in, and warrants of, Paul Y. – ITC Construction Holdings Limited, other than the shares and warrants presently owned by ITC Corporation Limited or its wholly owned subsidiaries, dated December 6, 2002; and

(6) The Company's announcement regarding proposed disposal of Rosedale Hotel Group Limited, dated December 3, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on December 4, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Paul Y. - ITC Construction Holdings Limited

h:\dlai\ADR\22105\0001\33sec.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ITC

ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

RESULTS AND CLOSURE OF THE UNCONDITIONAL CASH OFFERS BY ANGLO CHINESE CORPORATE FINANCE, LIMITED ON BEHALF OF HOLLYFIELD GROUP LIMITED AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ITC CORPORATION LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN, AND WARRANTS OF PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED OTHER THAN THE SHARES AND WARRANTS PRESENTLY OWNED BY ITC CORPORATION LIMITED OR ITS WHOLLY OWNED SUBSIDIARIES

Financial adviser to Hollyfield Group Limited

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

The unconditional cash offers made on behalf of Hollyfield by Anglo Chinese closed at 4:00 p.m. on Friday, 27th December, 2002. At the closing of the offers, including valid acceptances received which are subject to verification, the offeror and parties acting in concert with it owned in aggregate 668,663,266 Paul Y. - ITC shares, representing 63.74% of the voting rights in Paul Y. - ITC, and 115,105,862 Paul Y. - ITC warrants, representing 56.17% of the outstanding Paul Y. - ITC warrants.

Reference is made to the composite document issued on 6th December, 2002 in relation to the offers made by Anglo Chinese on behalf of Hollyfield. Terms defined in the composite document have the same meaning when used in this announcement unless the context requires otherwise.

Introduction

On 25th October, 2002, the respective boards of directors of ITC Corporation and Paul Y. - ITC announced offers to be made by Anglo Chinese on behalf of Hollyfield to acquire all the issued shares in, and warrants, of Paul Y. - ITC other than the shares and warrants owned by ITC Corporation or its wholly owned subsidiaries. On 6th December, 2002, the composite document together with the forms of acceptance in relation to the offers were despatched.

The offers were declared unconditional in all respects on 12th December, 2002.

Results of the offers

The offers closed at 4:00 p.m. on Friday, 27th December, 2002.

The shareholdings in Paul Y. - ITC of Hollyfield and parties acting in concert with it as at 4:00 p.m. on 27th December, 2002 are as follows:

	Number of Paul Y. - ITC shares	Percentage of voting rights in Paul Y. - ITC*	Units of Paul Y. - ITC warrants	Percentage of outstanding Paul Y. - ITC warrants**
The holdings in Paul Y. - ITC of Hollyfield and parties acting in concert with it before the commencement of the offers	447,042,556	42.61%	86,485,747	42.20%
Paul Y. - ITC shares acquired by Hollyfield at prices between HK$0.295 and HK$0.300 per Paul Y. - ITC share during the offer period	99,074,000	9.45%	—	—
Paul Y. - ITC warrants acquired by Hollyfield during the offer period	—	—	0	0.00%
Valid acceptances, which are subject to verification, in respect of Paul Y. - ITC shares and Paul Y. - ITC warrants received	122,546,710	11.68%	28,620,115	13.97%
	668,663,266	63.74%	115,105,862	56.17%

* Based on 1,049,103,309 Paul Y. - ITC shares in issue as at the date of this announcement.

** Based on 204,920,349 Paul Y. - ITC warrants outstanding as at the date of this announcement.

By order of the board of
ITC CORPORATION LIMITED
Law Hon Wa, William
Company Secretary

By order of the board of
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 27th December, 2002

The directors of ITC Corporation jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to Paul Y. - ITC and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement except as it relates to Paul Y. - ITC have been arrived at after due and careful consideration and there are no other material facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to ITC Corporation and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement except as it relates to ITC Corporation have been arrived at after due and careful consideration and there are no other material facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

成報　二零零二年十二月三十日 (星期一)

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

ITC



ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

英高財務顧問有限公司
代表
Hollyfield Group Limited
(德祥企業集團有限公司之間接全資附屬公司)
提出該等無條件現金收購建議
收購保華德祥建築集團有限公司之
全部已發行股份及認股權證
(不包括德祥企業集團有限公司或其全資附屬公司
現時擁有之有關股份及認股權證)結果及截止

Hollyfield Group Limited之財務顧問

英高
英高財務顧問有限公司

> 英高代表Hollyfield提出之該等無條件現金收購建議於二零零二年十二月二十七日星期五下午四時正截止。
>
> 於該等收購建議截止時(包括已接獲之有效接納文件(尚待核實))，收購人及其一致行動人士擁有合共668,663,266股保華德祥建築股份，佔保華德祥建築投票權之63.74%，以及保華德祥建築認股權證115,105,862份，佔尚未行使之保華德祥建築認股權證56.17%。

本公佈提述於二零零二年十二月六日刊發之綜合文件，內容有關英高代表Hollyfield提出之該等收購建議。除非文義另有所指，在綜合文件內界定之詞彙與本公佈內採用之詞彙具有相同涵義。

緒言

於二零零二年十月二十五日，德祥企業及保華德祥建築各自之董事會宣佈，英高代表Hollyfield提出該等收購建議，收購保華德祥建築全部已發行股份及認股權證(不包括德祥企業或其全資附屬公司擁有之股份及認股權證)。於二零零二年十二月六日，綜合文件連同有關該等收購建議之接納表格已經寄出。

該等收購建議於二零零二年十二月十二日在各方面宣佈成為無條件。

該等收購建議之結果

該等收購建議於二零零二年十二月二十七日星期五下午四時正截止。

以下乃於二零零二年十二月二十七日下午四時正，Hollyfield 及與其一致行動之人士於保華德祥建築之持股量：

	保華德祥建築股份數目	佔保華德祥建築投票權百份比率*	保華德祥建築認股權證數目	佔尚未行使保華德祥建築認股權證之百分比率**
在該等收購建議開始之前，Hollyfield 及與其一致行動之人士於保華德祥建築之持股量	447,042,556	42.61%	86,485,747	42.20%
在收購建議期間內，Hollyfield 以每股保華德祥建築股份0.295港元至0.300港元不等之價格購入之保華德祥建築股份	99,074,000	9.45%	–	–
Hollyfield於收購建議期間購入之保華德祥建築認股權證	–	–	0	0.00%
已交回及有效之接納文件(尚待核實)所包括之保華德祥建築股份及保華德祥建築認股權證	122,546,710	11.68%	28,620,115	13.97%
	668,663,266	63.74%	115,105,862	56.17%

* 根據於本公佈日期之保華德祥建築已發行股份1,049,102,309股計算。

** 根據於本公佈日期之尚未行使保華德祥建築認股權證204,920,349份計算。

承董事會命
德祥企業集團有限公司
公司秘書
盧演華

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

香港，二零零二年十二月二十七日

德祥企業董事願對本公佈所載資料(有關保華德祥建築之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本公佈所表達之意見(有關保華德祥建築之意見除外)乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

保華德祥建築董事願對本公佈所載資料(有關德祥企業之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本公佈所表達之意見(有關德祥企業之意見除外)乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

RESULTS

The board of directors (the "Board") of Paul Y. - ITC Construction Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2002. The consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the six months ended 30th September, 2002 and the consolidated balance sheet as at 30th September, 2002 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, have been reviewed by the Company's audit committee and auditors.

Condensed Consolidated Income Statement

	Notes	Unaudited Six months ended 30/9/2002 HK$'000	30/9/2001 HK$'000
Turnover			
The Company and subsidiaries		1,983,038	2,449,359
Share of associates and jointly controlled entities	6	1,916,563	961,319
		3,899,601	3,410,678
Group turnover	3	1,983,038	2,449,359
Cost of sales		(1,935,832)	(2,343,470)
Gross profit		47,206	105,889
Other operating income		–	23,829
Amortisation of goodwill		(1,153)	(1,153)
Administrative expenses		(88,737)	(91,503)
(Loss) profit from operations	3 & 4	(42,684)	37,062
Finance costs		(15,552)	(24,251)
Investment (expenses) income – net	5	(27,679)	22,669
Loss on dilution of interest in an associate		(3,748)	–
Share of results of associates	6	72,963	40,007
Share of results of jointly controlled entities		3,280	2,100
(Loss) profit before taxation		(13,420)	77,587
Taxation	7	(18,147)	(18,638)
(Loss) profit before minority interests		(31,567)	58,949
Minority interests		(205)	(3,689)
(Loss) profit for the period		(31,772)	55,260
Dividends	8		
Interim dividend proposed		10,491	10,246
(Loss) earnings per share	9		
Basic		HK$(0.031)	HK$0.056

Condensed Consolidated Statement of Changes in Equity

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Undistributable Capital reserve HK$'000	Translation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st April, 2002	[illegible]	311,846	134,333	3,134,301	(90,379)	(815,834)	2,915,830
Exchange differences arising from translation of overseas operations not recognised in the income statement	-	-	-	-	(9,930)	-	(9,930)
Share issue expenses	-	(35)	-	-	-	-	(35)
Realised on dilution of interest in an associate	-	-	-	-	1,300	-	3,300
Loss for the period	-	-	-	-	-	(31,772)	(31,772)
Dividends	-	-	-	-	-	(10,367)	(10,367)
At 30th September, 2002	103,075	311,773	134,333	3,136,541	(97,491)	(857,811)	2,566,036
At 1st April, 2001	99,249	315,857	171,933	3,126,901	(191,736)	(344,392)	3,134,507
Exchange differences arising from translation of overseas operations not recognised in the income statement	-	-	-	-	(7,715)	-	(7,319)
Share issue expenses	-	(38)	-	-	-	-	(38)
Profit for the period	-	-	-	-	-	55,260	55,760
Dividends	-	-	-	-	-	(9,925)	(9,925)
At 30th September, 2001	99,745	315,310	122,933	3,126,941	(199,310)	(198,957)	2,171,454

Condensed Consolidated Cash Flow Statement

	Unaudited Six months ended 30/9/2002 HK$'000	30/9/2001 HK$'000
Net cash used in operating activities	(43,152)	(13,512)
Net cash used in investing activities	(110,766)	(112,040)
Net cash used in financing activities	(191,536)	(154,679)
Net decrease in cash and cash equivalents	(345,454)	(280,231)
Cash and cash equivalents brought forward	520,931	588,216
Cash and cash equivalents carried forward	175,477	307,985
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	261,549	349,415
Bank overdrafts	(86,072)	(41,430)

Analyses of the Group's turnover and contribution to (loss) profit from operations for the six months ended 30th September, 2002 by principal activity are as follows:

Business segments:

	Six months ended 30/9/2002 External HK$'000	Inter-segment HK$'000	Total HK$'000	Six months ended 30/9/2001 External HK$'000	Inter-segment HK$'000	Total HK$'000
Turnover						
Construction and other contracting businesses						
Building construction	1,308,116	45,432	1,354,544	1,300,292	41,938	1,342,131
Civil engineering	896,236	103	896,341	667,633	-	667,433
Specialist works	104,409	30,368	135,034	281,174	54,305	346,150
Construction materials	[illegible]	16,358	[illegible]	10,640	18,400	55,044
	1,812,624	94,033	1,907,371	2,716,787	114,644	2,791,431
Hotel and catering (note 14)	34,236	-	34,236	30,328	-	30,328
Property leasing	17,233	10,490	30,319	21,365	11,157	30,432
Sale of property	1,349	-	1,349	811,207	-	811,207
Eliminations	-	(103,561)	(103,561)	-	(126,201)	(126,370)
	1,983,038	-	1,983,038	2,449,359	-	2,449,359

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

	Six months ended 30/9/2002 HK$'000	30/9/2001 HK$'000
Contribution to (loss) profit from operations		
Construction and other contracting businesses:		
Building construction	833	28,608
Civil engineering	(11,574)	18,715
Specialist works	(35,312)	(11,313)
Construction materials	(9,173)	(17,192)
	(55,125)	18,818
Hotel and catering (note 14)	(2,343)	(8,646)
Property leasing	14,489	13,318
Sale of property	295	13,572
	(42,684)	37,062

4. **(LOSS) PROFIT FROM OPERATIONS**

(Loss) profit from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

	Six months ended 30/9/2002 HK$'000	30/9/2001 HK$'000
Owned assets	42,143	36,585
Assets held under finance leases	–	4,253
	42,143	40,838
Less: Amount capitalised in respect of contracts in progress	(549)	(332)
	41,594	40,506

5. **INVESTMENT (EXPENSES) INCOME – NET**

Included in net investment (expenses) income is a profit on disposal of investments in securities of approximately HK$4,573,000 (2001: a loss of HK$188,000) and revaluation deficit of HK$16,000,000 (2001: Nil) in respect of the Group's investment properties by reference to the valuations made by an independent professional valuer as at 30th September, 2002.

6. **SHARE OF RESULTS OF ASSOCIATES/INTERESTS IN ASSOCIATES**

Downer EDI Limited ("Downer"), which was formerly a subsidiary of the Company, has become the Group's principal associate since February 2001. Downer is a company listed in Australia and New Zealand and its financial year end date is 30th June. Commencing on 1st April, 2001 only ...

	Notes		
controlled entities		3,280	2,100
(Loss) profit before taxation		(13,420)	77,587
Taxation	7	(18,147)	(18,638)
(Loss) profit before minority interests		(31,567)	58,949
Minority interests		(205)	(3,689)
(Loss) profit for the period		(31,772)	55,260
Dividends	8		
Interim dividend proposed		10,491	10,246
(Loss) earnings per share	9		
Basic		HK$(0.031)	HK$0.056
Diluted		HK$(0.033)	HK$0.053

Condensed Consolidated Balance Sheet

	Notes	Unaudited 30/9/2002 HK$'000	Audited 31/3/2002 HK$'000
NON-CURRENT ASSETS			
Investment properties	10	656,000	675,900
Property, plant and equipment	10	1,251,582	1,180,615
Goodwill		17,289	18,442
Interests in associates and jointly controlled entities	6	889,976	856,375
Investments in securities		665,062	659,029
Other long term investments		15,480	16,289
		3,495,389	3,406,650
CURRENT ASSETS			
Amounts due from customers for contract works		239,966	375,414
Debtors, deposits and prepayments	11	1,228,912	1,371,987
Investments in securities		29,436	141,829
Bank balances and cash		261,549	601,690
Other current assets		338,071	295,434
		2,097,934	2,786,349
CURRENT LIABILITIES			
Amounts due to customers for contract works		528,082	613,911
Creditors and accrued expenses	12	839,787	1,135,357
Bank borrowings – due within one year		327,943	468,267
Other current liabilities		107,593	101,304
		1,803,405	2,318,839
NET CURRENT ASSETS		294,529	467,510
TOTAL ASSETS LESS CURRENT LIABILITIES		3,789,918	3,874,160
MINORITY INTERESTS		15,753	15,664
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year		796,684	827,582
Deferred taxation		31,443	35,884
		828,127	863,466
NET ASSETS		2,946,038	2,995,030
CAPITAL AND RESERVES			
Share capital		103,675	103,675
Reserves		2,842,363	2,891,355
SHAREHOLDERS' FUNDS		2,946,038	2,995,030

	30/9/2002 HK$'000	30/9/2001 HK$'000
Net cash used in operating activities	(43,153)	(13,512)
Net cash used in investing activities	(110,765)	(112,040)
Net cash used in financing activities	(191,536)	(154,679)
Net decrease in cash and cash equivalents	(345,454)	(280,231)
Cash and cash equivalents brought forward	520,931	588,216
Cash and cash equivalents carried forward	175,477	307,985
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	261,549	349,415
Bank overdrafts	(86,072)	(41,430)
	175,477	307,985

Notes:

1. **BASIS OF PREPARATION**
The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. **SIGNIFICANT ACCOUNTING POLICIES**
The condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2002, except for the adoption of the following new/revised SSAPs which have become effective for the current period:

(a) In accordance with SSAP 1 (Revised) "Presentation of financial statements", the consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity.

(b) SSAP 11 (Revised) "Foreign currency translation" prescribes the basis for the translation of foreign currency transactions and financial statements. The principal impact of this revised SSAP on the condensed consolidated financial statements is that the income statement of subsidiaries and associates operating in the People's Republic of China ("PRC") and overseas are translated at an average rate for the period on consolidation, rather than translated at the applicable rates of exchange ruling at the balance sheet date as was previously required. This SSAP is required to be applied retrospectively. The Group has adopted the transitional provision of this SSAP that where the calculation of a prior period adjustment is impractical, these changes in policy are applied only to current and future financial statements and the effect on the results for the current period is not significant.

(c) SSAP 15 (Revised) "Cash flow statement" prescribes the provision of information about the historical changes in cash and cash equivalents by means of a cash flow statement which classifies cash flows during the period into operating, investing and financing activities. The condensed consolidated cash flow statement for the current interim period and the comparative figures have been presented in accordance with the revised SSAP.

The re-definition of cash and cash equivalents and the change in exchange rates used for translation of the cash flows of overseas operations had no major impact on these condensed consolidated financial statements.

(d) SSAP 33 "Discontinuing operations" is concerned with the presentation of financial information regarding discontinuing operations. Under SSAP 33, financial statement amounts relating to the discontinuing operations are disclosed separately from the point at which either a binding sale agreement is entered into or detailed plan for discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's hotel and catering division as a discontinuing operation in the current period, details of which are disclosed in note 14.

(e) SSAP 34 "Employee benefits" prescribes the accounting treatment and disclosures for employee benefits. This has had no major impact on these condensed consolidated financial statements.

3. **SEGMENT INFORMATION**
For management purposes, the Group's operations are organised into seven operating divisions namely building construction, civil engineering, specialist works, construction materials, hotel and catering, property leasing and sale of property. These divisions are the basis on which the Group reports its primary segmental information.

	30/9/2002 HK$'000	30/9/2001 HK$'000
Owned assets	42,143	36,585
Assets held under finance leases	–	4,253
	42,143	40,838
Less: Amount capitalised in respect of contracts in progress	(549)	(532)
	41,594	40,306

5. **INVESTMENT (EXPENSES) INCOME - NET**
Included in net investment (expenses) income is a profit on disposal of investments in securities of approximately HK$1,375,000 (2001: a loss of HK$188,000) and revaluation deficit of HK$16,000,000 (2001: Nil) in respect of the Group's investment properties by reference to the valuations made by an independent professional valuer as at 30th September, 2002.

6. **SHARE OF RESULTS OF ASSOCIATES/INTERESTS IN ASSOCIATES**
Downer EDI Limited ("Downer"), which was formerly a subsidiary of the Company, has become the Group's principal associate since February 2001. Downer is a company listed in Australia and New Zealand and its financial year end date is 30th June. Commencing on 1st April, 2001, only published financial information of Downer will be available and used by the Group in applying the equity method. Accordingly, the Group's share of turnover and results of Downer for the current period is calculated based on the turnover and results of Downer for the six months from 1st January, 2002 to 30th June, 2002 whilst the comparative amount for the same period of last year was calculated based on its turnover and results for the three months from 1st April, 2001 to 30th June, 2001.

The Group's share of losses of an associate amounting to approximately HK$123,707,000 (31/3/2002: HK$123,735,000) has not been accounted for by the Group as those losses arise on a contract are recoverable in full under guarantees provided by an ex-shareholder of the associate. The Group proceeded a court action against the ex-shareholder to recover the losses together with interest and other expenses incurred. The directors, having taken legal advice, believe that the suit is valid and the losses can be fully recovered from the ex-shareholder.

7. **TAXATION**

	Six months ended 30/9/2002 HK$'000	Six months ended 30/9/2001 HK$'000
The charge comprises:		
Hong Kong Profits Tax:		
Current period	18	4,021
Overprovision in previous periods	(157)	(600)
	(139)	3,421
Overseas taxation	4,286	3,332
Share of tax on results of associates	18,441	16,225
Share of tax on results of jointly controlled entities	–	322
	22,588	23,312
Deferred taxation	(4,441)	(4,674)
	18,147	18,638

Hong Kong Profits Tax is calculated at the rate of 16% (2001: 16%) of the estimated assessable profits derived from Hong Kong for the period.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

8. **DIVIDENDS**

	Six months ended 30/9/2002 HK$'000	Six months ended 30/9/2001 HK$'000
Interim dividend proposed - 1.0 cent (2001: 1.0 cent) per share	10,491	10,246

The amount of the interim dividend proposed for the six months ended 30th September, 2002, which will be in scrip form with a cash option, has been calculated by reference to 1,049,107,309 issued ordinary shares outstanding as at the date of this announcement.

During the period, a final dividend of 1.0 cent (2001: 1.0 cent) per share amounting to HK$10,367,000 (2001: HK$9,925,000) for the year ended 31st March, 2002 was approved by the shareholders.

9. **(LOSS) EARNINGS PER SHARE**
The calculation of the basic and diluted (loss) earnings per share for the period is based on the following data:

	Six months ended 30/9/2002 HK$'000	Six months ended 30/9/2001 HK$'000
(Loss) earnings:		
(Loss) earnings for the purposes of basic (loss) earnings per share	(31,772)	55,260
Effect of dilutive potential ordinary shares in respect of an adjustment to share of results of an associate based on dilution of its earnings per share	(2,944)	(2,363)
(Loss) earnings for the purposes of diluted (loss) earnings per share	(34,716)	52,897
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted (loss) earnings per share	1,036,744,924	992,488,392

(Page 2)

For the six months ended 30th September, 2002, the computation of diluted loss per share does not assume the conversion of the Company's share options and warrants since their exercise prices were higher than the average market price for shares.

For the six months ended 30th September, 2001, the computation of diluted earnings per share did not assume the conversion of the Company's share options and convertible note since the exercise prices of the Company's share options were higher than the average market price for shares and the exercise of the convertible note would result in an increase in profit per share from continuing operations.

10. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

During the period, the Group purchased a 100% interest in a property located in Hong Kong for approximately HK$103,000,000 through acquisition of subsidiaries, details of which are disclosed in note 13. In addition, the Group spent approximately HK$11,019,000 (2001: HK$23,535,000) on other property, plant and equipment to expand and upgrade its operating capacity. The Group also disposed of investment properties and property, plant and equipment with an aggregate carrying value of approximately HK$3,900,000 (2001: Nil) and HK$972,000 (2001: HK$537,000) respectively.

The investment properties were revalued by the directors at 30th September, 2002 by reference to the valuations made by an independent professional valuer.

11. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for contracting business are negotiated with, and entered into under, normal commercial terms with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

The following is an aged analysis of trade debtors at the reporting date:

	30/9/2002 *HK$'000*	31/3/2002 *HK$'000*
Within 90 days	423,824	590,357
More than 90 days and within 180 days	8,742	14,520
More than 180 days	40,530	36,027
	473,096	640,904

12. CREDITORS AND ACCRUED EXPENSES

The following is an aged analysis of trade creditors at the reporting date:

	30/9/2002 *HK$'000*	31/3/2002 *HK$'000*
Within 90 days	249,313	492,249
More than 90 days and within 180 days	6,653	7,581
More than 180 days	15,438	14,526
	271,404	514,356

13. ACQUISITION OF SUBSIDIARIES

On 17th May, 2002, the Group purchased the entire issued share capital of, and shareholder's loan to, Unicon Industrial Group Limited for a cash consideration of HK$103,000,000.

The effect of the acquisition is summarised as follows:

	HK$'000
Net assets acquired	103,000
Cash consideration	103,000
Net cash outflow arising on acquisition Cash consideration, less negligible bank balance and cash acquired	103,000

Unicon Industrial Group Limited and its subsidiaries did not make any significant contribution to the results of the Group during the period.

14. DISCONTINUING OPERATIONS

On 22nd July, 2002, the Group entered into a conditional sale and purchase agreement to dispose of the entire issued share capital of, and shareholder's loan to, Rosedale Hotel Group Limited (together with its subsidiaries, the "Rosedale Hotel Group"), a wholly owned subsidiary of the Company, for a cash consideration of HK$250,000,000. The transaction was completed on 2nd December, 2002.

Rosedale Hotel Group Limited, the Group's hotel and catering division, owns 100% interest in Best Western Rosedale on the Park ("Rosedale Hotel"), two hotel management companies which provide hotel and hospitality management services to two hotels including Rosedale Hotel, and a restaurant located adjacent to Rosedale Hotel.

As at 30th September, 2002, the consolidated carrying value of total assets and total liabilities, excluding the shareholder's loan, of the Rosedale Hotel Group was approximately HK$662,445,000 and HK$399,901,000 respectively. During the period, the Rosedale Hotel Group earned revenue of approximately HK$34,236,000, incurred expenses of approximately HK$44,488,000 and incurred a loss for the period of approximately HK$10,252,000. During the period, the Rosedale Hotel Group contributed approximately HK$151,000 to the Group's operating cash flows, paid approximately HK$284,000 and HK$12,686,000 for investing and financing activities respectively.

INTERIM DIVIDEND

The Board resolved to pay an interim dividend of 1 cent per share for the

slightly by 0.06 to 0.29 times at this period end. As a result of the share of Downer's decrease in exchange reserve of some HK$7 million, the loss of HK$32 million and a dividend of HK$10 million for this period, shareholders' funds decreased by 2% to HK$2,946 million.

OPERATIONS

Contracting and construction materials

During the period, the Group secured new contracts with an aggregate attributable value of approximately HK$1,351 million of which HK$1,309 million came from private sector. The new contracts comprised some HK$1,236 million of building construction contracts and some HK$115 million of specialist works.

Contracts on hand at this period end decreased by 8% to approximately HK$13,453 million while value of work remaining also decreased by 6% to approximately HK$5,679 million when compared with last financial year end. Profile of contracts on hand at the end of this period is as follows:

	Value of contracts on hand as at 30/9/2002 *HK$' million*	Value of work remaining as at 30/9/2002 *HK$' million*
Building construction	11,323	4,713
Civil engineering	1,199	316
Specialist works	931	650
	13,453	5,679

Some of the major contracts are as follows:

	Value of contracts on hand as at 30/9/2002 *HK$' million*	Value of work remaining as at 30/9/2002 *HK$' million*
Cheung Kong Center, Central	2,890	116
Cyberport Development (Contract R1a and R1b)	2,558	2,471
Cyberport Development (Contract C1)	1,131	227
Superstructure of Tsing Yi Hotel (Phase 2)	1,020	967
The Victoria Towers, Tsim Sha Tsui	951	99
Lei Yue Mun Estate, Phase I	796	167
Site Formation for Lamma Power Station Extension	724	224
Tseung Kwan O Area 73A Phase 3	490	288
Sheraton Hong Kong Hotel & Towers Guestroom Refurbishment	232	182
Others	2,661	938
	13,453	5,679

Subsequent to the period end, the Group secured further new contracts with an aggregate attributable value of approximately HK$470 million, which comprised some HK$287 million of building construction contracts from private sector and some HK$183 million of civil engineering contracts from public sector.

The gross value of construction work in Hong Kong continued to shrink. The Government has been revising its housing policy, in particular the cutback in flat production under the Home Ownership Scheme, such that considerable reduction was recorded in the building construction work in public sector over the past two years. With its well established credibility, experience and technical capabilities, the Group has managed to secure additional new building construction contracts from private sector to compensate the loss in public sector. Nevertheless, since same numbers of contractors were competing for lesser projects, the severe competition had inevitably lowered the Group's average margin from the contracting business.

In Hong Kong, the reduction in turnover mainly came from civil engineering activities since there were no new contracts secured in this segment during the period. Due to severe competition in the market, only building construction work achieved a positive contribution while civil engineering and specialist works incurred losses.

As a result of the significant reduction in its scale of operation, the construction materials division managed to narrow down its operating loss

Downer's divisions are: Downer Engineering (engineering division), Works Infrastructure (infrastructure division), Roche Mining (mining division), EDI Rail (rail division) and Century Resources (resource services division).

MAJOR INVESTMENT – CHINA STRATEGIC

The Group held 14.55% equity interest in China Strategic, a diversified investment holding company with its shares listed on the Stock Exchange. China Strategic engages in business of tire manufacturing, property investment and development, manufacturing, retailing, distribution of medicine and health products, the provision of travel agency services and hotel operation.

LIQUIDITY AND CAPITAL RESOURCES

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained to meet its working capital requirements. During the period, the Group obtained new bank loans in the amount of HK$67 million. The proceeds were used for general working capital purpose. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to eight years. As at 30th September, 2002, the Group's total borrowings amounted to HK$1,125 million with HK$328 million repayable within one year and HK$797 million repayable after one year. Cash balances at 30th September, 2002 amounted to HK$262 million.

As at the period end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. The Group's gearing ratio decreased from 0.43 at last year end to 0.38 which is calculated based on the total borrowings of HK$1,125 million and the Group's shareholders' funds of HK$2,946 million.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 30th September, 2002, the Group employed a total of 1,500 full time employees. Remuneration packages comprised of salary and year-end bonuses based on individual merits. Details of share option scheme were disclosed in the Company's annual report for the year ended 31st March, 2002. No share options were exercised during the period.

PLEDGE OF ASSETS

As at 30th September, 2002, certain of the Group's properties, plant and machinery and debtors with an aggregate value of approximately HK$1,518 million and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

CONTINGENT LIABILITIES

As at the period end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts and guarantees given to banks and financial institutions on general banking facilities granted to associates and a jointly controlled entity of HK$889 million and HK$91 million respectively.

CASH OFFERS TO ACQUIRE THE COMPANY'S SHARES AND WARRANTS

On 25th October, 2002, the Company announced that Hollyfield Group Limited ("Hollyfield"), a wholly owned subsidiary of ITC Corporation Limited ("ITC Corporation"), through Anglo Chinese Corporate Finance, Limited will make a voluntary conditional cash offer at the price of HK$0.30 for each share in the Company, other than those shares owned by ITC Corporation or its wholly owned subsidiaries. On 12th December, 2002, the share offer became unconditional as the condition requiring ITC Corporation and its concert parties to hold more than 50% of the voting rights attaching to the shares of the Company has been satisfied. In addition, Hollyfield has also made an offer at the price of HK$0.01 for each warrant to the holders of warrants of the Company, other than ITC Corporation or its wholly owned subsidiaries.

SECURITIES IN ISSUE

As at the period end, there were 1,036,744,924 shares in issue and outstanding share options over a total of 16,100,000 shares which subscription price remained at HK$0.5552 per share. No share options were granted or exercised during the period and share options over 38,349,206 shares at a subscription

contribution to the results of the Group during the period.

14. **DISCONTINUING OPERATIONS**

On 22nd July, 2002, the Group entered into a conditional sale and purchase agreement to dispose of the entire issued share capital of, and shareholder's loan to, Rosedale Hotel Group Limited (together with its subsidiaries, the "Rosedale Hotel Group"), a wholly owned subsidiary of the Company, for a cash consideration of HK$250,000,000. The transaction was completed on 2nd December, 2002.

Rosedale Hotel Group Limited, the Group's hotel and catering division, owns 100% interest in Best Western Rosedale on the Park ("Rosedale Hotel"), two hotel management companies which provide hotel and hospitality management services to two hotels including Rosedale Hotel, and a restaurant located adjacent to Rosedale Hotel.

As at 30th September, 2002, the consolidated carrying value of total assets and total liabilities, excluding the shareholder's loan, of the Rosedale Hotel Group was approximately HK$662,445,000 and HK$399,901,000 respectively. During the period, the Rosedale Hotel Group earned revenue of approximately HK$34,236,000, incurred expenses of approximately HK$44,488,000 and incurred a loss for the period of approximately HK$10,252,000. During the period, the Rosedale Hotel Group contributed approximately HK$151,000 to the Group's operating cash flows, paid approximately HK$284,000 and HK$12,686,000 for investing and financing activities respectively.

INTERIM DIVIDEND

The Board resolved to pay an interim dividend of 1 cent per share for the six months ended 30th September, 2002 (2001: 1 cent per share) to shareholders whose names appear on the register of members of the Company as at the close of business on 21st February, 2003 (the "Record Date"). The interim dividend is expected to be paid to shareholders by post on or around 21st March, 2003.

The Board also proposed that the above interim dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of part or all of such dividend, subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of and permission to deal in the new shares to be issued. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the Company's shares for the five consecutive trading days ending the Record Date less a discount of five per cent. of such average price or the par value of shares, whichever is the higher. A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders.

CLOSE OF REGISTERS OF MEMBERS AND WARRANTHOLDERS

The registers of members and warrantholders of the Company will be closed from 19th February, 2003 to 21st February, 2003, both dates inclusive, during which period no share or warrant transfers shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, and all duly completed and signed subscription forms in respect of warrants of the Company accompanied by the amount due on subscription, must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by no later than 4:00 p.m. on 18th February, 2003.

REVIEW

Financial performance and positions

For the six months period under review, the Group's consolidated turnover decreased by 19% to approximately HK$1,983 million when compared with last corresponding period. It is mainly due to the reduction of revenue generated from the civil engineering sector.

Due to the continued severe competition in the construction market in Hong Kong and reduced margins from construction projects in the recent years, the Group incurred a loss from operations of HK$43 million as compared with a profit of HK$37 million for the same period of last year. With the reduced interest rates, there were savings in finance costs by HK$8 million to some HK$16 million for the period. Net investment expenses of about HK$28 million comprised mainly holding losses of some HK$21 million owing to the drop in market prices of certain listed investments, HK$16 million revaluation deficit of the Group's investment properties as based on independent professional valuations as at 30th September, 2002 and net off with interest income of some HK$8 million.

Share of results of associates and jointly controlled entities registered a profit of about HK$76 million, showing an increase which was mainly attributable to the contribution from Downer since the Group's share of Downer's results for the current period is calculated based on its results for the six months from 1st January, 2002 to 30th June, 2002 whilst the comparative amount for the same period of last year was calculated based on its results for the three months from 1st April, 2001 to 30th June, 2001. Taxation of some HK$18 million represented mainly the overseas tax in respect of dividend received from and share of income tax of Downer. Loss for the period was HK$32 million and basic loss per share was 3.1 cents.

When compared with the Group's financial positions as at last year end, total assets of the Group decreased by 10% to some HK$5,593 million and net current assets decreased by 37% to some HK$295 million. Current assets maintained at 1.2 times of current liabilities. Net debt to equity ratio increased

private sector and some HK$183 million of civil engineering contracts from public sector.

The gross value of construction work in Hong Kong continued to shrink. The Government has been revising its housing policy, in particular the cutback in flat production under the Home Ownership Scheme, such that considerable reduction was recorded in the building construction work in public sector over the past two years. With its well established credibility, experience and technical capabilities, the Group has managed to secure additional new building construction contracts from private sector to compensate the loss in public sector. Nevertheless, since same numbers of contractors were competing for lesser projects, the severe competition had inevitably lowered the Group's average margin from the contracting business.

In Hong Kong, the reduction in turnover mainly came from civil engineering activities since there were no new contracts secured in this segment during the period. Due to severe competition in the market, only building construction work achieved a positive contribution while civil engineering and specialist works incurred losses.

As a result of the significant reduction in its scale of operation, the construction materials division managed to narrow down its operating loss to HK$9 million as compared with a loss of HK$17 million for the comparable period last year.

During the period, the Group purchased a 100% interest in an industrial complex situated in Yuen Long for a consideration of HK$103 million. The property is currently designated for the use of pre-cast concrete product manufacturing.

Property, hotel and catering operations

Total value of the property portfolio, excluding those self-used properties, amounted to some HK$1,261 million as at the period end, equivalent to 23% of the total assets of the Group. Included in the property portfolio are Paul Y. Centre, the Group's headquarter in Kwun Tong, Rosedale Hotel in Causeway Bay, In-Zone in Wanchai and certain investment properties in the PRC.

Although the overall rental rates of the investment properties had been reduced, occupancy rate was maintained at the satisfactory level in which Paul Y. Centre remained at an occupancy rate at around 95% at the period end. In-Zone achieved an improvement which has been 97% let at the period end. Following the completion of sale of the few residual residential flats of Cathay Lodge, the Group had successfully realise all its properties held for resale in cash. Hotel and catering business continued to recover from the 911 Crisis and reduced its operating loss to HK$2 million.

In July 2002, the Group has entered into an agreement to dispose of its hotel property and operation for a consideration of HK$250 million to Rosedale Hotel Group Limited ("RHG"), formerly China Land Group Limited, an associate of China Strategic Holdings Limited ("China Strategic") after the completion of the transaction. The directors believe that after the disposal, the Group can focus more on its principal activities which include construction, property development and investment and manufacturing and trading of construction materials. In addition, the directors also consider that the investment and operation of hotel can be more effectively managed by RHG which will focus its activities in this line of business and the Group will therefore benefit through its investment in China Strategic. The transaction was completed on 2nd December, 2002.

During the period, the Group entered into land use right grant contracts in two parcels of land in Taishan City, Guangdong of land premium of around HK$42 million. The properties, which can be developed into commercial, finance and residential use, shall be delivered to the Group in vacant possession and cleared site state by not later than April 2003 and November 2003 respectively. At 30th September, 2002, the land use right certificates have not been obtained.

MAJOR ASSOCIATE

Downer reported a revenue of A$2,430 million (HK$10,449 million) and a net profit after tax of A$56 million (HK$241 million) for the year ended 30th June, 2002 which represent increases of 50% and 24% from the corresponding year ended 30th June, 2001 respectively. As at the period end, the Group held 354,674,194 ordinary shares in Downer which represents 36.83% of the then issued ordinary share capital or about 32.45% on a fully diluted basis.

Downer, a top 150 listed company on the Australian Stock Exchange, which is also listed on the New Zealand Stock Exchange, has total assets of A$1.8 billion (HK$7.8 billion) and number of employees of over 10,000. Downer provides comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific. Its services are organised through five operating divisions that have common core competencies. These core competencies include value-adding skills in engineering, design and asset management and maintenance to provide clients with single source solutions.

CASH OFFERS TO ACQUIRE THE COMPANY'S SHARES AND WARRANTS

On 25th October, 2002, the Company announced that Hollyfield Group Limited ("Hollyfield"), a wholly owned subsidiary of ITC Corporation Limited ("ITC Corporation"), through Anglo Chinese Corporate Finance, Limited will make a voluntary conditional cash offer at the price of HK$0.30 for each share in the Company, other than those shares owned by ITC Corporation or its wholly owned subsidiaries. On 17th December, 2002, the share offer became unconditional as the condition requiring ITC Corporation and its concert parties to hold more than 50% of the voting rights attaching to the shares of the Company has been satisfied. In addition, Hollyfield has also made an offer at the price of HK$0.01 for each warrant to the holders of warrants of the Company, other than ITC Corporation or its wholly owned subsidiaries.

SECURITIES IN ISSUE

As at the period end, there were 1,036,744,924 shares in issue and outstanding share options over a total of 16,100,000 shares which subscription price remained at HK$0.5552 per share. No share options were granted or exercised during the period and share options over 38,349,206 shares at a subscription price of HK$0.6048 per share lapsed and were cancelled during the period. There was no movement in the issued share capital during the period.

As at the period end, there were 204,920,349 outstanding warrants which confer rights to the holders to subscribe up to approximately HK$82 million in cash for shares of HK$0.10 each at an initial subscription price of HK$0.40 per share. These warrants are exercisable at any time on or before 29th August, 2003 and none has been exercised up to 30th September, 2002.

OUTLOOK

The Government has announced in November 2002 its revised housing policy to restore the public's confidence in the local property market. Nine measures, including but not limited to stopping all scheduled land auctions, suspension of Application List for supply of new land and cessation of production of flats under Home Ownership Scheme, have been introduced with primary effect to reduce the supply, especially in public sector, in the residential market in the coming years. These measures would inexorably deteriorate the local construction market conditions, lessen tendering opportunities and intensify competitions. Tender price is anticipated to remain low or even be further reduced.

To tackle with the increasingly challenging market ahead, the Group will continue with its cost reduction and streamlining measures to enhance its cost competitiveness. With its comprehensive skill base, proven track records and a diversified client base, the Group devotes to maintain its market share in private sector and has already secured large scale contracts like Cyberport Residential Development R1a & 1b and Tsing Yi Hotel Development Phase 2 and is confident to secure new prospect in the future.

Though Hong Kong remains its operation base, the Group will focus more on Mainland China which is the market provides ample opportunities for the Group's business growth. The granting of the permission to proceed with the acquisition of interests in a state-owned grade 1 construction company is at its final stage. The mature and fully localised operation of this company will enable the Group to accelerate the Group's growth plans in Mainland China.

In Australia and South Pacific region, Downer is well positioned to capitalise on global trends towards outsourcing and expects steady growth to come from its ability to provide clients with turnkey service delivery in its target markets of mining, power, rail, road and telecommunications. With its track record of steady earnings growth, the directors are confident that Downer will continue to enhance the Group's ability to maintain a stable income stream and create investment value.

In the years to come, the Group will continue its business and investment diversification strategy by venturing into the different geographical markets where sound business opportunities are identified, with its primary focus on the China market and investments generating earnings growth. Barring unforeseeable circumstances, the Group is well positioned to capture its prospects and meet the challenges ahead.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement of the Group for the six months ended 30 September, 2002 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 18th December, 2002

The full version of this announcement can also be accessed on the Company's website: http://www.pyitc.com

TOTAL P.09



PAUL Y. - ITC CONSTRUCTION HC
(保華德祥建築集團有

(於百慕達註冊成立之有限公司)

截至二零零二年九月三十日止
中期業績

業績

保華德祥建築集團有限公司(「本公司」)之董事局(「董事局」)欣然提呈本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核綜合業績。本集團截至二零零二年九月三十日止六個月之綜合收益表，綜合現金流動表及綜合股本變動表及本集團於二零零二年九月三十日之綜合資產負債表均未經審核及屬簡明性質，並只附載部份說明性之附註。本公司之審核委員會及核數師已審閱本中期報告。

簡明綜合收益表

	附註	未經審核 截至 二零零二年 九月三十日止 六個月 千港元	截至 二零零一年 九月三十日止 六個月 千港元
營業額			
本公司及附屬公司		1,983,038	2,449,359
攤佔聯營公司及共同控制公司	6	1,916,563	961,319
		3,899,601	3,410,678
集團營業額	3	1,983,038	2,449,359
銷售成本		(1,935,832)	(2,343,470)
毛利		47,206	105,889
其他經營收入		–	23,829
商譽攤銷		(1,153)	(1,153)
行政費用		(88,737)	(91,503)
經營(虧損)溢利	3及4	(42,684)	37,062
融資成本		(15,552)	(24,251)
投資(開支)收入淨額	5	(27,679)	22,669
攤薄一間聯營公司權益所致虧損		(3,748)	–
攤佔聯營公司業績	6	72,963	40,007
攤佔共同控制公司業績		3,280	2,100
除稅前(虧損)溢利		(13,420)	77,587
稅項	7	(18,147)	(18,638)
未計少數股東權益前(虧損)溢利		(31,567)	58,949
少數股東權益		(205)	(3,689)
期內(虧損)溢利		(31,772)	55,260
股息	8		
– 建議派發中期股息		10,491	10,246
每股(虧損)盈利	9		
基本		(0.031)港元	0.056港元
攤薄		(0.033)港元	0.053港元

簡明綜合資產負債表

	附註	未經審核 二零零二年 九月三十日 千港元	經審核 二零零二年 三月三十一日 千港元
非流動資產			
投資物業	10	656,000	675,900
物業、機械及設備	10	1,251,582	1,180,615
商譽		17,289	18,442
聯營公司及共同控制公司權益	6	889,976	856,375
證券投資		665,062	659,029
其他長期投資		15,480	16,289
		3,495,389	3,406,650
流動資產			
應收客戶合約工程款項		239,966	375,414
應收賬項、訂金及預付款項	11	1,228,912	1,371,982
證券投資		29,436	141,829
銀行結存及現金		261,549	601,690
其他流動資產		338,071	295,434
		2,097,934	2,786,349
流動負債			
應付客戶合約工程款項		528,082	613,911
應付賬項及應計費用	12	839,787	1,135,357
一年內到期之銀行借款		327,943	468,267

本集團截至二零零二年九月三十日止六個月之營業額及經營(虧損)溢利之業務分部：

	截至二零零二年九月三十日止六個月 對外 千港元	分部之間銷售 千港元	總計 千港元	千…
營業額				
建築工程及其他承包業務：				
樓宇建築工程	1,288,106	46,438	1,334,544	1,300.
土木工程	296,256	127	296,383	667.
專項工程	324,090	30,960	355,050	291.
建築材料	4,172	16,958	21,130	16.
	1,912,624	94,483	2,007,107	2,276.
酒店及餐飲(附註14)	34,236	–	34,236	30..
物業租賃	27,838	11,480	39,318	23.
銷售物業	8,340	–	8,340	118..
對銷	–	(105,963)	(105,963)	
	1,983,038	–	1,983,038	2,449.

分部之間銷售乃按市場價格收取或(倘無可參考之市場)按雙方釐定及同意

二零
九月三

經營(虧損)溢利貢獻
建築工程及其他承包業務：
樓宇建築工程
土木工程
專項工程
建築材料

酒店及餐飲(附註14)
物業租賃
銷售物業

4. **經營(虧損)溢利**

下列之經營(虧損)溢利乃扣除物業、機械及設施之折舊及攤銷後得出：

二零
九月三

自置資產
以財務租約持有之資產

減：撥作在建工程資本之數額

5. **投資(開支)收入－淨額**

投資(開支)收入淨額已計入出售證券投資所得溢利約1,575,000港元(二零零
集團之投資物業經參考一位獨立專業估值師於二零零二年九月三十日政出
16,000,000港元(二零零一年：無)。

6. **攤佔聯營公司業績／聯營公司權益**

本公司之前附屬公司Downer EDI Limited(「Downer」)自二零零一年二月起
Downer乃一間在澳洲及新西蘭上市之公司，其財政年度結束日期為六月三十
始，本集團只可採用權益計算法計入Downer之已公佈財務資料。因此，本集
績及業績乃根據Downer由二零零二年一月一日起至二零零二年六月三十日止
而去年同期之比較數字乃根據Downer由二零零一年四月一日起至二零零一年
及業績計算。

本集團並無計入本集團攤佔一間聯營公司之虧損約123,707,000港元(二零零二
港元)，因為該等因一項合約而產生之虧損可根據該聯營公司之一位前股
集團已向該位前股東採取法律行動，旨在收回有關虧損款額連同應計利息及
專在諮詢法律意見後，相信此項法律訴訟勝算甚高，大有可能成功向該位

7. **稅項**

二零
九月三

稅項支出包括：
香港利得稅：
本期間
前期超額撥備






PAUL Y.
ITC

NSTRUCTION HOLDINGS LIMITED
祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

零二年九月三十日止六個月之
中期業績

九月三十日止六個月之營業額及經營(虧損)溢利之貢獻按主要業務分析如下：

	截至二零零二年九月三十日止六個月 外界 千港元	分部之間銷售 千港元	總計 千港元	截至二零零一年九月三十日止六個月 外界 千港元	分部之間銷售 千港元	總計 千港元
	[illegible]	46,438	1,334,544	1,300,792	41,959	1,342,751
	296,256	127	296,383	667,613	–	667,613
	324,090	30,960	355,050	291,734	54,325	346,059
	4,172	16,958	21,130	16,648	18,400	35,048
	1,912,624	94,483	2,007,107	2,276,787	114,684	2,391,471
	34,236	–	34,236	30,525	–	30,525
	27,838	11,480	39,318	23,760	11,892	35,652
	8,340	–	8,340	118,287	–	118,287
	–	(105,963)	(105,963)	–	(126,576)	(126,576)
	1,983,038	–	1,983,038	2,449,359	–	2,449,359

(格收取或(倘無可參考之市場)按雙方釐定及同意之條款收取。

	截至二零零二年九月三十日止六個月 千港元	截至二零零一年九月三十日止六個月 千港元
：		
	835	28,608
	(11,574)	18,715
	(35,212)	(11,313)
	(9,172)	(17,192)
	(55,125)	18,818
	(2,343)	(8,646)
	14,489	13,318
	295	13,372
	(42,684)	37,062

扣除物業、機械及設備之折舊及攤銷後得出：

	截至二零零二年九月三十日止六個月 千港元	截至二零零一年九月三十日止六個月 千港元
	42,143	36,585
	–	4,253
	42,143	40,838
數額	(549)	(532)
	41,594	40,306

入出售證券投資所得溢利約1,375,000港元(二零零一年：虧損約188,000港元)及本位獨立專業估值師於二零零二年九月三十日就此作出之估值而錄得之重估虧絀年：無)。

營公司權益

ner EDI Limited(「Downer」)自二零零一年二月起成為本集團之主要聯營公司。西蘭上市之公司，其財政年度結束日期為六月三十日。由二零零一年四月一日開計算法計入Downer之已公佈財務資料。因此，本集團應佔Downer在本期間之營業二零零二年一月一日起至二零零二年六月三十日止六個月之營業額及業績計算，根據Downer由二零零一年四月一日起至二零零一年六月三十日止三個月之合集觀

佔一間聯營公司之虧損約123,707,000港元(二零零二年三月三十一日：123,735,000合約而產生之虧損可根據該間聯營公司之一位前股東所提供之擔保全數收回。本法律行動，旨在收回有關虧損款額連同應計利息及就此而引致之其他開支。各董價此項法律訴訟勝算甚高，大有可能成功向該位前股東全數收回有關款項。

	截至二零零二年九月三十日止六個月 千港元	截至二零零一年九月三十日止六個月 千港元
	18	4,028
	(157)	(600)

暫停辦理股東及認股權證持有人登記手續

本公司將於二零零三年二月十九日至二零零三年二月二十一日期間(首尾兩日包括在內)暫停辦理股東及認股權證持有人登記手續，於該段期間將不會登記任何股份或認股權證之轉讓。如欲獲派中期股息，所有股份過戶文件連同有關股票以及所有正式填妥及簽署之本公司認股權證認購表格連同認購應繳款項，最遲須於二零零三年二月十八日下午四時前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港干諾道中111號永安中心5樓。

回顧

財務表現及狀況

於回顧六個月期間，本集團之綜合營業額降至約1,983,000,000港元，與去年同期比較，減幅為19%，主要是由於土木工程業務之收入減少。

由於香港建築工程業內之競爭持續處於白熱化，導致近年來建築工程項目之邊際溢利下降，本集團亦因此錄得43,000,000港元之業務虧損，而去年同期則錄得37,000,000港元之溢利。隨著利率下調，期內錄得之融資成本約為16,000,000港元，成功節省8,000,000港元。投資開支淨額約為28,000,000港元，主要包括所持若干上市投資之市場價格下降而導致錄得未變現虧損21,000,000港元、本集團之投資物業錄得16,000,000港元之重估虧絀(根據二零零二年九月三十日現況下進行之獨立專業估值計算)，及利息收入約8,000,000港元。

應佔聯營公司及共同控制公司業績錄得約76,000,000港元之溢利增長，此乃主要來自Downer之貢獻，其因本集團應佔Downer在本期間內之業績乃根據Downer由二零零二年一月一日起至二零零二年六月三十日止六個月之業績計算，而去年同期數字則根據Downer由二零零一年四月一日起至二零零一年六月三十日止三個月之業績計算。約18,000,000港元之稅項主要因收取Downer派發之股息而引致之海外稅項及應佔其所得稅款而產生。期內虧損為32,000,000港元，而每股基本虧損則為港幣3.1仙。

相較本集團於上年度結束時之財政狀況，本集團之總資產輕微減少10%，降低至約5,593,000,000港元。流動資產淨值減少37%，降低至約295,000,000港元，流動資產維持在流動負債之1.2倍。於是段期間結束時，資產負債(淨額)比率微增0.06倍，上升至0.29倍。因本集團應佔Downer之權益在匯兌儲備減少約7,000,000港元、期內虧損32,000,000港元及派發10,000,000港元之股息，股東資金減少2%，降低至約2,946,000,000港元。

業務

合約工程及建築材料

期內，本集團取得之新工程合約總值約1,351,000,000港元，其中約1,309,000,000港元為私營機構工程合約。該等新工程合約包括約1,236,000,000港元之樓宇建築工程合約，另約115,000,000港元則為專項工程合約。

於是段期間結束時，持有工程合約價值相較上一個財政年度結束時減少8%至約13,453,000,000港元，而尚餘工程價值相較上一個財政年度結束時亦減少6%至約5,679,000,000港元。是段期間結束時之持有合約資料如下：

	於二零零二年九月三十日 持有工程合約價值 百萬港元	於二零零二年九月三十日 餘下工程價值 百萬港元
樓宇建築工程	11,323	4,713
土木工程	1,199	316
專項工程	931	650
	13,453	5,679

部份主要合約如下：

	於二零零二年九月三十日 持有工程合約價值 百萬港元	於二零零二年九月三十日 餘下工程價值 百萬港元
中環長江中心	2,890	116
數碼港發展工程(合約R1a及R1b)	2,558	2,471
數碼港發展工程(合約C1)	1,131	227
青衣酒店上蓋工程(第二期)	1,020	967
尖沙咀港景峰	951	99
鯉魚門邨(第一期)	796	167
南丫島發電站擴建計劃之地盤平整工程	724	224
將軍澳73A地段(第三期)	490	288
香港喜來登酒店客房翻新工程	232	182
其他	2,661	938
	13,453	5,679

於期間結束後，本集團取得之其他新合約總值約為470,000,000港元，其中約287,000,000港元為私營機構之樓宇建築工程合約，另183,000,000港元為公營機構之土木工程合約。

香港之建築工程項目總值持續下降。政府一直致力修訂房屋政策，特別是削減根據居者有其屋計劃經興建之住宅單位，因此公營機構在過往兩年內大幅削減樓宇建築工程。憑著良好信譽、豐富經驗及優良技術，本集團在此逆景之中仍然能夠在私營機構方面取得新的樓宇建築工程合約，以補償在公營機構方面所減少。儘管如此，鑑於承建商數目不變，而建築項目則日漸減少，在僧多粥少、競爭劇烈之情況下，本集團之建築工程業務之平均邊際溢利亦無可避免地下降。

本集團在香港之營業額下降之主要原因為在期內並無取得任何新的土木工程合約。鑑於市場競爭劇烈，只有樓宇建築工程能作出正面之貢獻，而土木工程及專項工程均錄得虧損。

由於業務規模大幅收縮，建築材料部門之經營虧損減少至9,000,000港元，而去年同期之比較數字則為虧損17,000,000港元。

本集團在期內以103,000,000港元之代價購入一項位於元朗，作工業用途之綜合物業之100%權益，該物

一年內到期之銀行借款		468,267
其他流動負債	107,593	101,304
	1,803,408	2,318,839
流動資產淨值	294,529	467,510
總資產減流動負債	3,789,918	3,874,160
少數股東權益	15,753	15,664
非流動負債		
一年後到期之銀行借款	796,684	827,582
遞延稅項	31,443	35,884
	828,127	863,466
資產淨值	2,946,038	2,995,030
資本及儲備		
股本	103,675	103,675
儲備	2,842,363	2,891,355
股東資金	2,946,038	2,995,030

簡明綜合股本變動表

	股本 千港元	股份溢價 千港元	特別儲備 千港元	未經審核 資本儲備 千港元	匯兌儲備 千港元	累計虧損 千港元	合計 千港元
於二零零二年四月一日	103,675	214,846	124,933	3,126,941	(90,313)	(485,052)	2,995,030
因換算海外業務而產生，但並未在收益表內確認之匯兌差距	–	–	–	–	(9,978)	–	(9,978)
發行股份之開支	–	(75)	–	–	–	–	(75)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
期間虧損	–	–	–	–	–	(31,772)	(31,772)
股息	–	–	–	–	–	(10,367)	(10,367)
於二零零二年九月三十日	103,675	214,771	124,933	3,126,941	(97,091)	(527,191)	2,946,038
於二零零一年四月一日	99,249	219,807	124,933	3,126,941	(191,736)	(544,292)	2,834,902
因換算海外業務而產生，但並未在收益表內確認之匯兌差距	–	–	–	–	(7,775)	–	(7,775)
發行股份之開支	–	(24)	–	–	–	–	(24)
期間盈利	–	–	–	–	–	55,260	55,260
股息	–	–	–	–	–	(9,925)	(9,925)
於二零零一年九月三十日	99,249	219,783	124,933	3,126,941	(199,511)	(498,957)	2,872,438

簡明綜合現金流動表

	未經審核 截至二零零二年九月三十日止六個月 千港元	截至二零零一年九月三十日止六個月 千港元
經營業務所動用之現金淨額	(43,152)	(13,512)
投資活動所動用之現金淨額	(110,766)	(112,040)
融資活動所動用之現金淨額	(191,536)	(154,679)
現金及與現金等值項目減少淨額	(345,454)	(280,231)
現金及與現金等值項目承前	520,931	588,216
現金及與現金等值項目結轉	175,477	307,985
現金及與現金等值項目結存分析		
銀行結存及現金	261,549	349,415
銀行透支	(86,072)	(41,430)
	175,477	307,985

附註：

1. 編製基準

簡明綜合財務報告乃根據香港聯合交易所有限公司之證券上市規則（「上市規則」）附錄16之適用披露規定及香港會計師公會頒佈之會計實務準則（「會計實務準則」）第25條「中期財務申報」編製。

2. 主要會計政策

簡明綜合財務報告乃根據歷史成本法編製，並已就投資物業及證券投資之重估價值作修訂。

除因採納下列新訂定／經修訂會計實務準則而引致會計政策變動外，編製簡明綜合財務報告所採納之會計政策與本集團截至二零零二年三月三十一日止年度之週年財務報告所採納者相符：

(a) 根據會計實務準則第1號（經修訂）「財務報告之呈報」，綜合股本變動表已取代綜合確認損益表。

(b) 會計實務準則第11號（經修訂）「外幣換算」訂明外幣交易及財務報告之換算基準。此項經修訂之會計實務準則對簡明綜合財務報告之主要影響為在綜合賬目時，在中華人民共和國（「中國」）及海外經營業務之附屬公司及聯營公司之收益表按有關期間內之平均兌換率（而並非按以在結算日適用兌換率）換算。此項會計實務準則須按回溯形式引用。本集團已採納此會計實務準則之過渡性規定，倘認為計算一項前期調整乃屬不設實際時，此等政策上之變動僅會應用於本期間及將來之賬目上，而此等變動對本期間之業績並無重大影響。

(c) 會計實務準則第15號（經修訂）訂明須以現金流動表提供現金及現金等值項目過往變動之資料，而現金流動表須將有關期間內現金流量按經營、投資及融資活動而劃分，本期間之簡明綜合現金流動表及比較數字已根據此項經修訂會計實務準則而重列。

重新介定現金及現金等值項目及在換算海外業務之現金流量時所採用之兌換率變動對本簡明綜合財務報告並無重大影響。

(d) 會計實務準則第33號乃有關呈報終止經營業務之財務資料。根據會計實務準則第33號，有關終止經營業務之財務資料由訂立具約束力之銷售協議之時或公佈終止業務之詳細計劃之時起分開披露。採納會計實務準則第33號引致本集團之酒店及餐飲業務在本期間內被視為一項終止經營業務，有關詳情載於附註14。

(e) 會計實務準則第34號「僱員福利」訂明僱員福利之會計處理方法及披露要求，此項會計實務準則對本簡明綜合財務報告並無重大影響。

3. 業務分部資料

就業務分部而言，本集團之業務分為七大營運部門，分別為樓宇建築、土木工程、專項工程、建築材料、酒店及餐飲、物業租賃及銷售物業。此等部門乃本集團呈報主要分部資料之基準。

海外稅項
應佔聯營公司業績之稅項
應佔共同控制公司業績之稅項

遞延稅項

香港利得稅乃按期內源自香港之估計應課稅盈利以稅率16%（二零零一
海外稅項按有關司法權區適用之稅率計算。

8. 股息

建議派發中期股息－每股港幣1.0仙（二零零一年：港幣1.0仙）

截至二零零二年九月三十日止六個月建議之以股代息連同現金選擇權之
發之日已發行普通股1,049,102,309股計算。

期內，已就股東批准派發截至二零零二年三月三十一日止年度之末期股
幣1.0仙），合共10,367,000港元（二零零一年：9,925,000港元）。

9. 每股（虧損）盈利

期內每股基本及攤薄（虧損）盈利乃根據以下數據計算：

（虧損）盈利：
計算每股基本（虧損）盈利之（虧損）盈利
潛在攤薄普通股之效應
　涉於聯營公司業績每股盈利攤薄之潛在調整
計算每股攤薄（虧損）盈利之（虧損）盈利

股份數目：
計算每股基本及攤薄（虧損）盈利之普通股加權平均數

在計算二零零二年九月三十日止六個月每股攤薄虧損時，由於本公司股
之平均市價，因此並無假設本公司購股權及認股權證被兌換之情況。

在計算二零零一年九月三十日止六個月每股攤薄盈利時，由於本公司股
份之平均市價，而行使可換股票據會導致持續經營業務之每股盈利增加
可換股票據被兌換之情況。

10. 投資物業、物業、機器及設備

期內本集團以收購附屬公司之方式（詳情在附註13披露），以約103,000,0
100%權益。此外，本集團用於其他物業、機器及設備之款項約共11,01
港元），藉以擴充及提升經營運作能力及效率。本集團亦出售投資物業
面值分別約3,900,000港元（二零零一年：無）及約972,000港元（二零零一
投資物業乃經由董事在參考獨立專業估值師作出之有關估值後，於二零

11. 應收賬項、訂金及預付款項

[illegible]
乃以按月攤繳方式支付。本集團就其他應收貿易賬項所給予之寬限
以下為於期末之應收貿易賬項之賬齡分析：

90日內
90日以上但不超過180日
超過180日

12. 應付賬項及應計費用

以下為於期末之應付貿易賬項之賬齡分析：

90日內
90日以上但不超過180日
超過180日

13. 收購附屬公司

於二零零二年五月十七日，本集團購入Unicon Industrial Group Limited之
貸款，涉及之現金代價為103,000,000港元。

是項收購所產生之影響概述如下：

已購入資產淨值

現金代價

因是項收購而產生之現金流出淨額
　現金代價，減已購入之少量銀行結餘及現金

期內Unicon Industrial Group Limited及其附屬公司並無對本集團之業績作

14. 終止經營業務

於二零零二年七月二十二日，本集團訂立一項有條件買賣協議，旨在出售
酒店集團有限公司（連同其附屬公司統稱「珀麗酒店集團」）之全部已發行股
現金代價為250,000,000港元。此項交易已於二零零二年十二月二日完成

珀麗酒店集團有限公司乃本集團經營酒店及餐飲業務之成員公司，擁有
建公司（其向兩間酒店（其中包括珀麗酒店）提供酒店及餐飲管理服務），與

於二零零二年九月三十日，珀麗酒店集團之總資產及總負債（不包括股
662,445,000港元及399,901,000港元。期內珀麗酒店集團錄得約54,236,000
支出，而期內亦錄得約10,252,000港元之虧損。期內珀麗酒店集團對本集
為151,000港元，而就投資活動及融資活動則分別動用約284,000港元及1

中期股息

董事局已決議向於二零零三年二月二十一日（「記錄日期」）辦公時間結束
派付截至二零零二年九月三十日止六個月之中期股息每股港幣1仙（二零
股息預計於二零零三年三月二十一日左右以郵寄方式向股東派付。

董事局並建議，在香港聯合交易所有限公司（「聯交所」）上市委員會批准
情況下，上述中期股息可按以股代息方式派付，且可選擇以現金收取全
代息建議將予發行之股份之市值將按本公司股份於截至記錄日期止連續
[illegible]
格，將向股東寄發。

	18	
	(157)	
	(139)	3,428
	4,286	3,332
	18,441	16,225
	–	327
	22,588	23,312
	(4,441)	(4,674)
	18,147	18,638

之估計應課稅溢利以稅率16%(二零零一年：16%)計算。

[illegible]

	截至二零零二年九月三十日止六個月千港元	截至二零零一年九月三十日止六個月千港元
1.0仙(二零零一年：港幣1.0仙)	10,491	10,246

六個月建議之以股代息連同現金選擇權之中期股息之數額，乃參照本公佈刊
,309股計算。

二零零二年三月三十一日止年度之末期股息每股港幣1.0仙(二零零一年：港
(二零零一年：9,925,000港元)。

利乃根據以下數據計算：

	截至二零零二年九月三十日止六個月千港元	截至二零零一年九月三十日止六個月千港元
損)盈利	(31,772)	55,260
證券之重估調整	(2,944)	(2,363)
損)盈利	(34,716)	52,897
利之普通股加權平均數	1,036,744,924	992,488,392

止六個月每股攤薄虧損時，由於本公司購股權及認股權證之行使價高於股份
公司購股權及認股權證被兌換之情況。

止六個月每股攤薄盈利時，由於本公司購股權及可換股票據之行使價高於股
票據會導致持續經營業務之每股盈利增加，因此並無假設本公司之購股權及

備

方式(詳情在附註13披露)，以約103,000,000港元購入一項位於香港之物業之
其他物業、機器及設備之款項約共11,019,000港元(二零零一年：23,535,000
作能力及效率。本集團亦出售投資物業及物業、機器及設備，彼等之總賬
零一年：無)及約972,000港元(二零零一年：537,000港元)。

立專業估值師作出之有關估值後，於二零零二年九月三十日重估。

乃與貿易客戶磋商後根據一般商業條款釐定。來自物業租賃業務之應收款項
應收其他應收貿易賬項所給予之賒賬期一般由30日至90日不等。

賬齡分析：

	二零零二年九月三十日千港元	二零零二年三月三十一日千港元
	423,824	590,357
	8,742	14,520
	40,530	36,027
	473,096	640,904

賬款期分析：

	二零零二年九月三十日千港元	二零零二年三月三十一日千港元
	249,313	492,249
	6,653	7,581
	15,438	14,526
	271,404	514,356

集團購入Unicon Industrial Group Limited之全部已發行股本及其所欠之股東
00,000港元。

下：

	千港元
	103,000
	103,000
淨額	
銀行結餘及現金	103,000

nited及其附屬公司並無對本集團之業績作出任何重大貢獻。

本集團訂立一項有條件買賣協議，旨在出售本公司之一間全資附屬公司珀麗
公司統稱「珀麗酒店集團」)之全部已發行股本及其所欠之股東貸款，涉及之
此項交易已於二零零二年十二月二日完成。

經營酒店及餐飲業務之成員公司，擁有珀麗酒店之100%權益，珀麗酒店管
[illegible]

麗酒店集團之總資產及總負債(不包括股東貸款)之綜合賬面值分別約為
元。期內珀麗酒店集團錄得約34,236,000港元之收入，約44,488,000港元之
00港元之虧損。期內珀麗酒店集團對本集團之經營現金流量作出之貢獻約
及融資活動則分別動用約284,000港元及12,686,000港元。

二十一日(「記錄日期」)辦公時間結束時名列本公司股東名冊之股東
止六個月之中期股息每股港幣1仙(二零零一年：每股港幣1仙)。中期
一日左右以郵寄方式向股東派付。

有限公司(「聯交所」)上市委員會批准將予發行之新股上市及買賣之
息方式派付，且可選擇以現金收取全部或部份該等股息。根據以股
按本公司股份於截至記錄日期止連續五個交易日之平均收市價減除
5%之折讓而釐定。一份載有以股代息建議全部詳情之通函及選擇表

+ 852 2833 1030 ,000,000港元之代價購入一項位於元朗、作工業用途之綜合物業之100%權益，該物
業現正規劃作發展低密度住宅產品之場地。

物業、酒店及餐飲業務

本期間結束時，物業組合總值(不包括自用物業)約共達1,261,000,000港元，相等於本集團總資產之23%。物業組合包括本集團位於觀塘之恩都保華企業中心、位於銅鑼灣之珀麗酒店、位於灣仔之圖縣新城及位於中國之若干投資物業。

雖然期內投資物業之整體租金下調，幸而佔用率尚能維持在穩定水平，本期間結束時，保華企業中心之佔用率維持在95%左右，而圖縣新城之出租率則增至97%。在完成出售圖縣新宇餘下之數個住宅單位後，本集團成功將全部持作轉售用途之物業出售套現。酒店及餐飲業務繼續從911事件之谷底回升，而經營虧損亦減至2,000,000港元。

[illegible]

本集團在期內就兩幅位於廣東台山市之土地訂立土地使用權合約，涉及之地價約共42,000,000港元。該等物業可作商業、金融及住宅發展用途，並將會分別在二零零三年四月及二零零三年十一月之前以交吉及平整地盤之形式向本集團交付。於二零零二年九月三十日，有關之土地使用權證尚未批出。

主要聯營公司

截至二零零二年六月三十日止年度，Downer錄得2,430,000,000澳元(10,449,000,000港元)之收入，其除稅後盈利淨額約共56,000,000澳元(241,000,000港元)分別較截至二零零一年六月三十日止年度同期數字增加50%及24%。在本期間結束時，本集團持有Downer 354,674,194股普通股份，約相等於其當時已發行普通股本36.83%，而按全面攤薄基準計算，則約相等於32.45%。

Downer乃澳洲證券交易所150間最大規模上市公司之一，並在新西蘭證券交易所上市，其總資產值為18億澳元(78億港元)，聘用超過10,000名員工。Downer向位於澳洲、新西蘭及亞太區各公營及私營機構提供有關電力、鐵路、道路、電子通訊、採礦及礦物加工行業之基套工程及基建管理服務。Downer之服務乃透過五個業務部門安排，該等部門彼此擁有相同之核心強項。該等核心強項包括工程、設計及資產管理及維修方面之增值技能，能夠為客戶提供一站式解決方案。

Downer之部門為：Downer Engineering(工程部門)、Works Infrastructure(基建部門)、Roche Mining(採礦部門)、EDI Rail(鐵路部門)及Century Resources(資源服務部門)。

主要投資－中策

本集團持有中策14.55%股權。中策乃一間多元化投資控股公司，其股份於聯交所上市。中策經營之業務為製造輪胎、物業投資及發展、製造、零售及分銷藥物及保健產品、提供旅遊代理服務及經營酒店業務。

流動資金及資本來源

本集團在整體業務運營方面採納保守穩健之資金管理及財務政策。本集團維持多項信貸額以應付其營運資金需求。期內，本集團獲得新借銀行貸款合共67,000,000港元，並已用作一般營運資金。本集團之貸款按市場利率計息，還款期由一年至八年不等。於二零零二年九月三十日，本集團之借貸總額合共1,125,000,000港元，其中328,000,000港元須於一年內償還，另797,000,000港元在一年後償還。於二零零二年九月三十日，現金結餘合共為262,000,000港元。

本期間結束時，本集團全部借款均以港元計值並按浮動息率計息。本集團之資產負債比率由去年年底之0.43下降至0.38，此乃根據本集團之借貸總額1,125,000,000港元及本集團之股東資金2,946,000,000港元計算。

僱員數目、酬金政策及購股權計劃

如計及本集團之董事，於二零零二年九月三十日，本集團共聘用1,500名全職僱員。酬金包括薪金及按表現個別發放之年終獎金。購股權計劃之詳情已於本公司截至二零零二年三月三十一日止年度之年報內披露。期內概無任何購股權獲行使。

資產抵押

於二零零二年九月三十日，本集團總值約1,518,000,000港元之若干物業、機器及設備及應收賬項，及本公司若干附屬公司之已發行股份連同若干建築合約之收益已抵押予銀行及財務機構，為本集團取得一般信貸融資。

或然負債

於本期間結束時，本集團有若干或然負債，其中包括仍然有效之建築合約履約擔保書，涉及款額889,000,000港元，另因聯營公司及共同控制公司所獲一般銀行信貸而向銀行及財務機構提供之擔保，涉及款額91,000,000港元。

收購本公司之股份及認股權證之該等現金收購建議

本公司於二零零二年十月二十五日公佈，Hollyfield Group Limited(「Hollyfield」，其為德祥企業集團有限公司(「德祥企業」)之全資附屬公司)將會透過英高財務顧問有限公司提出一項自願有條件現金收購建議，按每股股份0.30港元之價格收購本公司之股份(不包括由德祥企業或其全資附屬公司擁有者)。於二零零二年十二月十二日，由於要求德祥企業及與其一致行動之人士擁有50%以上之本公司股份所附之投票權之條件已獲履行，故上述之股份收購建議亦已成為無條件。此外，Hollyfield亦向本公司之認股權證持有人提出一項收購建議，按每份認股權證0.01港元之價格收購本公司之認股權證(不包括已由德祥企業或其全資附屬公司擁有者)。

已發行證券

於本期間結束時，已發行股份共1,036,744,924股，另有可合共認購16,100,000股股份之未行使購股權，認購價維持在每股0.5552港元。期內並無授出任何購股權，亦無任何購股權被行使。而可按認購價每股0.6048港元認購38,349,206股股份之購股權在期內已作廢及註銷。期內已發行股本並無任何變動。

於本期間結束時，有204,920,349份尚未行使之認股權證，其持有人據此有權以現金按初步認購價每股0.40港元認購合共約82,000,000港元之每股面值0.10港元之股份。此等認股權證可在二零零三年八月二十九日或之前任何時間內行使。截至二零零二年九月三十日為止，並無任何認股權證被行使。

展望

政府於二零零二年十一月公佈經修訂房屋政策，旨在恢復公眾人士對本地物業市場之信心。政府頒佈九項救市措施，其中包括(但不只限於)終止一切計劃中之土地拍賣、暫停供應新土地之申請及停建居者有其屋計劃樓宇單位等，主要希望能夠在未來數年內減低住宅市場(特別是公營樓宇)供應量。該等措施將會無可避免地使本地建築業市道進一步惡化，投標機會將會減少而競爭則將會加劇。預期投標價格將會維持在低水平，甚至進一步下調。

[illegible]

[illegible]

隨著全球興起之外判熱潮，Downer在澳洲及亞太平洋地區正處於有利陣地，預期藉著向目標市場(例如採礦、電力、鐵路、道路及電子通訊業)客戶提供更多服務，Downer之業務將會穩定增長。根據往績，Downer之盈利一向穩定增長，各董事有信心認為Downer將有助本集團繼續維持收入來源穩定及使本集團投資升值。

展望將來，本集團會著眼於拓展中國市場及投資於盈利增長力強勁之項目，繼續實行多元化發展業務及分散投資之策略。在摒除意外情況下，本集團有能力把握新機會及應付日後之挑戰。

於聯交所之網站刊登中期業績

本集團截至二零零二年九月三十日止六個月之詳細業績公佈(載有上市規則附錄16第46(1)至46(6)段所規定之所有資料)將於適當時候在聯交所之網站內刊登。

代表董事局
主席
陳國強博士

香港，二零零二年十二月十八日

本公佈之全部內容可於公司之網址瀏覽：http://www.pyitc.com


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)





INTERIM REPORT 2003
中期報告



































CONTENTS
目錄

01 Chairman's Statement
主席報告書

15 Independent Review Report
獨立審閱報告書

17 Condensed Consolidated Income Statement
簡明綜合收益表

18 Condensed Consolidated Balance Sheet
簡明綜合資產負債表

20 Condensed Consolidated Statement of Changes in Equity
簡明綜合股本變動表

21 Condensed Consolidated Cash Flow Statement
簡明綜合現金流動表

22 Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

CHAIRMAN'S STATEMENT

The board of directors ("Board") of Paul Y. - ITC Construction Holdings Limited (the "Company") are pleased to present the interim report and condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2002. The consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the six months ended 30th September, 2002, and the consolidated balance sheet of the Group as at 30th September, 2002, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 17 to 35 of this report. This interim report has been reviewed by the Company's auditors and audit committee.

INTERIM DIVIDEND

The Board have resolved to pay an interim dividend of 1 cent per share for the six months ended 30th September, 2002 (2001: 1 cent per share) to shareholders whose names appear on the register of members of the Company as at the close of business on 21st February, 2003 (the "Record Date"). The interim dividend is expected to be paid to shareholders by post on or around 21st March, 2003.

The Board have also proposed that the above interim dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of part or all of such dividend, subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of and permission to deal in the new shares to be issued. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the Company's shares for the five consecutive trading days ending the Record Date less a discount of five per cent. of such average price or the par value of shares, whichever is the higher. A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders.

主席報告書

保華德祥建築集團有限公司(「本公司」)董事局(「董事局」)欣然提呈本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之中期報告及簡明綜合財務報告。本集團截至二零零二年九月三十日止六個月之綜合收益表,綜合現金流動表及綜合股本變動表及本集團於二零零二年九月三十日之綜合資產負債表均未經審核及屬簡明性質,並只附載部份説明性之附註,全部載於本報告第17至第35頁。本公司之核數師及審核委員會已審閱本中期報告。

中期股息

董事局已決議向於二零零三年二月二十一日(「記錄日期」)辦公時間結束時名列本公司股東名冊之股東派付截至二零零二年九月三十日止六個月之中期股息每股港幣1仙(二零零一年:每股港幣1仙)。中期股息預計於二零零三年三月二十一日左右以郵寄方式向股東派付。

董事局並建議,在香港聯合交易所有限公司(「聯交所」)上市委員會批准將予發行之新股上市及買賣之情況下,上述中期股息可按以股代息方式派付,且可選擇以現金收取全部或部份該等股息。根據以股代息建議將予發行之股份之市值將按本公司股份於截至記錄日期止連續五個交易日之平均收市價減該平均價或股份面值(以較高者為準)5%之折讓而釐定。一份載有以股代息建議全部詳情之通函及選擇表格,將向股東寄發。

CLOSE OF REGISTERS OF MEMBERS AND WARRANTHOLDERS

The registers of members and warrantholders of the Company will be closed from 19th February, 2003 to 21st February, 2003, both dates inclusive, during which period no share or warrant transfers shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, and all duly completed and signed subscription forms in respect of warrants of the Company accompanied by the amount due on subscription, must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by no later than 4:00 p.m. on 18th February, 2003 (with effect from 13th January, 2003, the address of Secretaries Limited will be changed to Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong).

暫停辦理股東及認股權證持有人登記手續

本公司將於二零零三年二月十九日至二零零三年二月二十一日期間（首尾兩日包括在內）暫停辦理股東及認股權證持有人登記手續，於該段期間將不會登記任何股份或認股權證之轉讓。如欲獲派中期股息，所有股份過戶文件連同有關股票以及所有正式填妥及簽署之本公司認股權證認購表格連同認購應繳款項，最遲須於二零零三年二月十八日下午四時前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港干諾道中111號永安中心5樓。（由二零零三年一月十三日起，秘書商業服務有限公司之地址將會遷至香港灣仔告士打道56號東亞銀行港灣中心地下）。

MANAGEMENT DISCUSSION AND ANALYSIS

Financial performance and positions

For the six months period under review, the Group's consolidated turnover decreased by 19% to approximately HK$1,983 million when compared with last corresponding period. It is mainly due to the reduction of revenue generated from the civil engineering sector.

Due to the continued severe competition in the construction market in Hong Kong and reduced margins from construction projects in the recent years, the Group incurred a loss from operations of HK$43 million as compared with a profit of HK$37 million for the same period of last year. With the reduced interest rates, there were savings in finance costs by HK$8 million to some HK$16 million for the period. Net investment expenses of about HK$28 million comprised mainly holding losses of some HK$21 million owing to the drop in market prices of certain listed investments, HK$16 million revaluation deficit of the Group's investment properties as based on independent professional valuations as at 30th September, 2002 and net off with interest income of some HK$8 million.

管理層討論及分析

財務表現及狀況

於回顧六個月期間，本集團之綜合營業額降至約1,983,000,000港元，與去年同期比較，減幅為19%，主要是由於土木工程業務之收入減少。

由於香港建築工程業內之競爭繼續處於白熱化，導致近年來建築工程項目之邊際溢利下降，本集團因此錄得43,000,000港元之業務虧損，而去年同期則錄得37,000,000港元之溢利。隨着利率下調，期內錄得之融資成本約為16,000,000港元，成功節省8,000,000港元。投資開支淨額約為28,000,000港元，主要包括所持若干上市投資之市場價格下降而導致錄得未變現虧損21,000,000港元、本集團之投資物業錄得16,000,000港元之重估虧絀（根據二零零二年九月三十日現況下進行之獨立專業估值計算），及抵銷利息收入約8,000,000港元。

Share of results of associates and jointly controlled entities registered a profit of about HK$76 million, showing an increase which was mainly attributable to the contribution from Downer EDI Limited ("Downer") since the Group's share of Downer's results for the current period is calculated based on its results for the six months from 1st January, 2002 to 30th June, 2002 whilst the comparative amount for the same period of last year was calculated based on its results for the three months from 1st April, 2001 to 30th June, 2001. Taxation of some HK$18 million represented mainly the overseas tax in respect of dividend received from and share of income tax of Downer. Loss for the period was HK$32 million and basic loss per share was 3.1 cents.

攤佔聯營公司及共同控制公司業績錄得約76,000,000港元之溢利，此增長乃主要來自Downer EDI Limited（「Downer」）之貢獻，其因本集團攤佔Downer在期內之業績乃根據Downer由二零零二年一月一日起至二零零二年六月三十日止六個月之業績計算，而去年同期數字則根據Downer由二零零一年四月一日起至二零零一年六月三十日止三個月之業績計算。約18,000,000港元之稅項主要因收取Downer派發之股息而引致之海外稅項及攤佔其所得稅款而產生。期內虧損為32,000,000港元，而每股基本虧損則為港幣3.1仙。

When compared with the Group's financial positions as at last year end, total assets of the Group decreased by 10% to some HK$5,593 million and net current assets decreased by 37% to some HK$295 million. Current assets maintained at 1.2 times of current liabilities. Net debts to equity ratio increased slightly by 0.06 to 0.29 times at this period end. As a result of the share of Downer's decrease in exchange reserve of some HK$7 million, the loss of HK$32 million and a dividend of HK$10 million for this period, shareholders' funds decreased by 2% to HK$2,946 million.

相較本集團於上年度結束時之財政狀況，本集團之總資產輕微減少10%，降低至約5,593,000,000港元。流動資產淨值減少37%，降低至約295,000,000港元。流動資產維持在流動負債之1.2倍。於是段期間結束時，資產負債（淨額）比率微增0.06倍，上升至0.29倍。因本集團攤佔Downer之權益在滙兌儲備減少約7,000,000港元、期內虧損32,000,000港元及派發10,000,000港元之股息，股東資金減少2%，降低至約2,946,000,000港元。

OPERATIONS

Contracting and construction materials

During the period, the Group secured new contracts with an aggregate attributable value of approximately HK$1,351 million of which HK$1,309 million came from private sector. The new contracts comprised some HK$1,236 million of building construction contracts and some HK$115 million of specialist works.

業務

合約工程及建築材料

本集團在期內取得之新工程合約總值約1,351,000,000港元，其中約1,309,000,000港元為私營機構工程合約。該等新工程合約包括約1,236,000,000港元之樓宇建築工程合約，另約115,000,000港元則為專項工程合約。

OPERATIONS *(continued)*

Contracting and construction materials *(continued)*

Contracts on hand at this period end decreased by 8% to approximately HK$13,453 million while value of work remaining also decreased by 6% to approximately HK$5,679 million when compared with last financial year end. Profile of contracts on hand at the end of this period is as follows:

業務（續）

合約工程及建築材料（續）

本期間結束時，持有工程合約價值相較上一個財政年度結束時減少8%至約13,453,000,000港元，而尚餘工程價值相較上一個財政年度結束時亦減少6%至約5,679,000,000港元。本期間結束時之持有合約資料如下：

		Value of contracts on hand as at 30/9/2002 於二零零二年九月三十日持有工程合約價值 HK$' million 百萬港元	Value of work remaining as at 30/9/2002 於二零零二年九月三十日餘下工程價值 HK$' million 百萬港元
Building construction	樓宇建築工程	**11,323**	4,713
Civil engineering	土木工程	**1,199**	316
Specialist works	專項工程	**931**	650
		13,453	5,679

OPERATIONS *(continued)*

Contracting and construction materials *(continued)*

Some of the major contracts are as follows:

業務(續)

合約工程及建築材料(續)

部份主要合約如下:

		Value of contracts on hand as at 30/9/2002 於二零零二年九月三十日持有工程合約價值 HK$' million 百萬港元	Value of work remaining as at 30/9/2002 於二零零二年九月三十日餘下工程價值 HK$' million 百萬港元
Cheung Kong Center, Central	中環長江集團中心	**2,890**	116
Cyberport Development (Contract R1a and R1b)	數碼港發展工程(R1a及R1b合約)	**2,558**	2,471
Cyberport Development (Contract C1)	數碼港發展工程(C1合約)	**1,131**	227
Superstructure of Tsing Yi Hotel (Phase 2)	青衣酒店上蓋工程(第二期)	**1,020**	967
The Victoria Towers, Tsim Sha Tsui	尖沙咀港景峰	**951**	99
Lei Yue Mun Estate, Phase 1	鯉魚門邨(第一期)	**796**	167
Site Formation for Lamma Power Station Extension	南丫島發電站擴建計劃之地盤平整工程	**724**	224
Tseung Kwan O Area 73A (Phase 3)	將軍澳73A地段(第三期)	**490**	288
Sheraton Hong Kong Hotel & Towers Guestroom Refurbishment	香港喜來登酒店客房翻新工程	**232**	182
Others	其他	**2,661**	938
		13,453	5,679

OPERATIONS *(continued)*

Contracting and construction materials *(continued)*

Subsequent to the period end, the Group secured further new contracts with an aggregate attributable value of approximately HK$470 million, which comprised some HK$287 million of building construction contracts from private sector and some HK$183 million of civil engineering contracts from public sector.

The gross value of construction work in Hong Kong continued to shrink. The Government has been revising its housing policy, in particular the cutback in flat production under the Home Ownership Scheme, such that considerable reduction was recorded in the building construction work in public sector over the past two years. With its well established credibility, experience and technical capabilities, the Group has managed to secure additional new building construction contracts from private sector to compensate the loss in public sector. Nevertheless, since same numbers of contractors were competing for lesser projects, the severe competition had inevitably lowered the Group's average margin from the contracting business.

In Hong Kong, the reduction in turnover mainly came from civil engineering activities since there were no new contracts secured in this segment during the period. Due to severe competition in the market, only building construction work achieved a positive contribution while civil engineering and specialist works incurred losses.

As a result of the significant reduction in its scale of operation, the construction materials division managed to narrow down its operating loss to HK$9 million as compared with a loss of HK$17 million for the comparable period last year.

During the period, the Group purchased a 100% interest in an industrial complex situated in Yuen Long for a consideration of HK$103 million. The property is currently designated for the use of pre-cast concrete product manufacturing.

業務（續）

合約工程及建築材料（續）

本期間結束後，本集團取得之其他新合約總值約為470,000,000港元，其中約287,000,000港元為私營機構之樓宇建築工程合約，另183,000,000港元為公營機構之土木工程合約。

香港之建築工程項目總值持續下降。政府一直致力修訂房屋政策，特別是削減根據居者有其屋計劃擬興建之住宅單位，因此公營機構在過往兩年內大幅削減樓宇建築工程。憑着良好信譽、豐富經驗及優良技術，本集團在此逆景之中仍然能夠在私營機構方面取得新的樓宇建築工程合約，以補償在公營機構方面所減少。儘管如此，鑑於承建商數目不變，而建築項目則日漸減少，在僧多粥少，競爭劇烈之情況下，本集團之建築工程業務之平均邊際溢利亦無可避免地下降。

本集團在香港之營業額下降之主要原因為在期內並無取得任何新的土木工程合約。鑑於市場競爭劇烈，只有樓宇建築工程能作出正面之貢獻，而土木工程及專項工程均錄得虧損。

由於業務規模大幅收縮，建築材料部門之經營虧損減少至9,000,000港元，而去年同期之比較數字則為虧損17,000,000港元。

本集團在期內以103,000,000港元之代價購入一項位於元朗，作工業用途之綜合物業之100%權益。該物業現時被指定用作製造預製混凝土產品之場地。

OPERATIONS *(continued)*

Property, hotel and catering operations

Total value of the property portfolio, excluding those self-used properties, amounted to some HK$1,261 million as at the period end, equivalent to 23% of the total assets of the Group. Included in the property portfolio are Paul Y. Centre, the Group's headquarter in Kwun Tong, Best Western Rosedale on the Park in Causeway Bay, IN-Zone in Wanchai and certain investment properties in the PRC.

Although the overall rental rates of the investment properties had been reduced, occupancy rate was maintained at the satisfactory level in which Paul Y. Centre remained at an occupancy rate at around 95% at the period end. IN-Zone achieved an improvement which has been 97% let at the period end. Following the completion of sale of the few residual residential flats of Cathay Lodge, the Group had successfully realise all its properties held for resale in cash. Hotel and catering business continued to recover from the 911 Crisis and reduced its operating loss to HK$2 million.

In July 2002, the Group has entered into an agreement to dispose of its hotel property and operation for a consideration of HK$250 million to Rosedale Hotel Group Limited ("RHG", formerly China Land Group Limited), an associate of China Strategic Holdings Limited ("China Strategic") after the completion of the disposal. The Board believes that after the disposal, the Group can focus more on its principal activities which include construction, property development and investment and manufacturing and trading of construction materials. In addition, the Board also considers that the investment and operation of hotel can be more effectively managed by RHG which will focus its activities in this line of business and the Group will therefore benefit through its investment in China Strategic. The disposal was completed on 2nd December, 2002.

During the period, the Group entered into land use right grant contracts in two parcels of land in Taishan City, Guangdong of land premium of around HK$42 million. The properties, which can be developed into commercial, finance and residential use, shall be delivered to the Group in vacant possession and cleared site state by not later than April 2003 and November 2003 respectively. At 30th September, 2002, the land use right certificates have not been obtained.

業務(續)

物業、酒店及餐飲業務

本期間結束時,物業組合總值(不包括自用物業)約共達1,261,000,000港元,相等於本集團總資產之23%。物業組合包括本集團位於觀塘之總部保華企業中心、位於銅鑼灣之珀麗酒店、位於灣仔之國泰新域及位於中國之若干投資物業。

雖然期內投資物業之整體租金下調,幸而佔用率尚能維持在滿意水平,本期間結束時,保華企業中心之佔用率維持在95%左右,而國泰新域之出租率則增至97%。在完成出售國泰新宇餘下之數個住宅單位後,本集團成功將全部持作轉售用途之物業出售套現。酒店及餐飲業務繼續從911事件之谷底回升,而經營虧損亦減至2,000,000港元。

於二零零二年七月,本集團訂立一項協議,以250,000,000港元之代價向中策集團有限公司(「中策」)之一間聯營公司(在是項出售完成後)珀麗酒店集團有限公司(「珀麗酒店集團」,前稱中國置地集團有限公司)出售酒店物業及業務。董事局相信,在是項出售後,本集團能更集中力量經營本身之主要業務,包括建築、物業發展及投資與及製造及買賣建築材料。此外,董事局亦認為,珀麗酒店集團能更有效地經營酒店投資及管理業務,並會全力在此行業發展。因此,本集團透過於中策之投資亦會間接獲得裨益,是項出售已於二零零二年十二月二日完成。

本集團在期內就兩幅位於廣東台山市之土地訂立土地使用權合約,涉及之地價約共42,000,000港元。該等物業可作商業、金融及住宅發展用途,並將會分別在二零零三年四月及二零零三年十一月之前以交吉及平整地盤之形式向本集團交付。於二零零二年九月三十日,有關之土地使用權證尚未批出。

MAJOR ASSOCIATE

Downer reported a revenue of A$2,430 million (HK$10,449 million) and a net profit after tax of A$56 million (HK$241 million) for the year ended 30th June, 2002 which represent increases of 50% and 24% from the corresponding year ended 30th June, 2001 respectively. As at the period end, the Group held 354,674,194 ordinary shares in Downer which represents 36.83% of the then issued ordinary share capital or about 32.45% on a fully diluted basis.

Downer, a top 150 listed company on the Australian Stock Exchange, which is also listed on the New Zealand Stock Exchange, has total assets of A$1.8 billion (HK$7.8 billion) and number of employees of over 10,000. Downer provides comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific. Its services are organised through five operating divisions that have common core competencies. These core competencies include value-adding skills in engineering, design and asset management and maintenance to provide clients with single source solutions.

Downer's divisions are: Downer Engineering (engineering division), Works Infrastructure (infrastructure division), Roche Mining (mining division), EDI Rail (rail division) and Century Resources (resource services division).

MAJOR INVESTMENT - CHINA STRATEGIC

The Group held 14.55% equity interest in China Strategic, a diversified investment holding company with its shares listed on the Stock Exchange. China Strategic engages in business of tire manufacturing, property investment and development, manufacturing, retailing, distribution of medicine and health products, the provision of travel agency services and hotel operation.

主要聯營公司

截至二零零二年六月三十日止年度，Downer錄得2,430,000,000澳元(10,449,000,000港元)之收入，其除税後溢利淨額約共56,000,000澳元(241,000,000港元)分別較截至二零零一年六月三十日止年度同期數字增加50%及24%。本期間結束時，本集團持有Downer 354,674,194股普通股份，約相等於其當時已發行普通股本36.83%，而按全面攤薄基準計算，則約相等於32.45%。

Downer乃澳洲證券交易所150間最大規模上市公司之一，並在新西蘭證券交易所上市，其總資產值為18億澳元(78億港元)，聘用超過10,000名員工。Downer向位於澳洲、新西蘭及亞太區各公營及私營機構提供有關電力、鐵路、道路、電子通訊、採礦及礦物加工行業之整套工程及基建管理服務。Downer之服務乃透過五個業務部門安排，該等部門彼此擁有相同之核心強項。該等核心強項包括工程、設計及資產管理及維修方面之增值技能，能夠向客戶提供一站式解決方案。

Downer之部門為：Downer Engineering(工程部)、Works Infrastructure(基建部)、Roche Mining(採礦部)、EDI Rail(鐵路部)及Century Resources(資源服務部)。

主要投資－中策

本集團持有中策14.55%股權。中策乃一間多元化投資控股公司，其股份於聯交所上市。中策經營之業務為製造輪胎、物業投資及發展、製造、零售及分銷藥物及保健產品、提供旅遊代理服務及經營酒店業務。

LIQUIDITY AND CAPITAL RESOURCES

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained to meet its working capital requirements. During the period, the Group obtained new bank loans in the amount of HK$67 million. The proceeds were used for general working capital purpose. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to eight years. As at 30th September, 2002, the Group's total borrowings amounted to HK$1,125 million with HK$328 million repayable within one year and HK$797 million repayable after one year. Cash balances at 30th September, 2002 amounted to HK$262 million.

As at the period end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. The Group's gearing ratio decreased from 0.43 at last year end to 0.38 which is calculated based on the total borrowings of HK$1,125 million and the Group's shareholders' funds of HK$2,946 million.

流動資金及資本來源

本集團在整體業務經營方面採納保守穩健之資金管理及財務政策。本集團維持多項信貸額以應付其營運資金需求。期內，本集團獲得新借銀行貸款合共67,000,000港元，並已用作一般營運資金。本集團之貸款按市場利率計息，還款期由一年至八年不等。於二零零二年九月三十日，本集團之借貸總額合共1,125,000,000港元，其中328,000,000港元須於一年內償還，另797,000,000港元在一年後償還。於二零零二年九月三十日，現金結餘合共為262,000,000港元。

本期間結束時，本集團全部借款均以港元計值並按浮動息率計息。本集團之資產負債比率由去年年底之0.43下降至0.38，此乃根據本集團之借貸總額1,125,000,000港元及本集團之股東資金2,946,000,000港元計算。

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 30th September, 2002, the Group employed a total of 1,500 full time employees. Remuneration packages comprised of salary and year-end bonuses based on individual merits. Details of share option scheme were disclosed in the Company's annual report for the year ended 31st March, 2002. No share options were exercised during the period.

僱員數目、酬金政策及購股權計劃

如計及本集團之董事，於二零零二年九月三十日，本集團共聘用1,500名全職僱員。酬金包括薪金及按表現個別發放之年終獎金。購股權計劃之詳情已於本公司截至二零零二年三月三十一日止年度之年報內披露。期內概無任何購股權獲行使。

PLEDGE OF ASSETS

As at 30th September, 2002, certain of the Group's properties, plant and machinery and debtors with an aggregate value of approximately HK$1,518 million and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

資產抵押

於二零零二年九月三十日，本集團總值約1,518,000,000港元之若干物業、機器及設備及應收賬項，及本公司若干附屬公司之已發行股份連同若干建築合約之收益已抵押予銀行及財務機構，為本集團取得一般信貸融資。

CONTINGENT LIABILITIES

As at the period end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts and guarantees given to banks and financial institutions on general banking facilities granted to associates and a jointly controlled entity of HK$889 million and HK$91 million respectively.

或然負債

於本期間結束時，本集團有若干或然負債，其中包括仍然有效之建築合約履約擔保書，涉及款額889,000,000港元，另因聯營公司及共同控制公司所獲一般銀行信貸而向銀行及財務機構提供之擔保，涉及款額91,000,000港元。

CASH OFFERS TO ACQUIRE THE COMPANY'S SHARES AND WARRANTS

On 25th October, 2002, the Company announced that Hollyfield Group Limited ("Hollyfield"), a wholly owned subsidiary of ITC Corporation Limited ("ITC Corporation"), through Anglo Chinese Corporate Finance, Limited will make a voluntary conditional cash offer at the price of HK$0.30 for each share in the Company, other than those shares owned by ITC Corporation or its wholly owned subsidiaries. On 12th December, 2002, the share offer became unconditional as the condition requiring ITC Corporation and its concert parties to hold more than 50% of the voting rights attaching to the shares of the Company has been satisfied. In addition, Hollyfield has also made an offer at the price of HK$0.01 for each warrant to the holders of warrants of the Company, other than ITC Corporation or its wholly owned subsidiaries.

收購本公司之股份及認股權證之該等現金收購建議

本公司於二零零二年十月二十五日公佈，Hollyfield Group Limited（「Hollyfield」，其為德祥企業集團有限公司（「德祥企業」）之全資附屬公司）將會透過英高財務顧問有限公司提出一項自願有條件現金收購建議，按每股股份0.30港元之價格收購本公司之股份（不包括由德祥企業或其全資附屬公司擁有者）。於二零零二年十二月十二日，由於要求德祥企業及與其一致行動之人士擁有50%以上之本公司股份所附之投票權之條件已獲履行，故上述之股份收購建議亦已成為無條件。此外，Hollyfield亦向本公司之認股權證持有人提出一項收購建議，按每份認股權證0.01港元之價格收購本公司之認股權證（不包括已由德祥企業或其全資附屬公司擁有者）。

SECURITIES IN ISSUE

As at the period end, there were 1,036,744,924 shares in issue and outstanding share options over a total of 16,100,000 shares with subscription price remained at HK$0.5552 per share. No share options were granted or exercised during the period and share options over 38,349,206 shares at a subscription price of HK$0.6048 per share lapsed and were cancelled during the period. There was no movement in the issued share capital during the period.

As at the period end, there were 204,920,349 outstanding warrants ("2003 Warrants")which confer rights to the holders to subscribe up to approximately HK$82 million in cash for shares of HK$0.10 each at an initial subscription price of HK$0.40 per share. These warrants are exercisable at any time on or before 29th August, 2003 and none has been exercised up to 30th September, 2002.

已發行證券

本期間結束時，已發行股份共1,036,744,924股，另有可合共認購16,100,000股股份之未行使購股權，認購價維持在每股0.5552港元。期內並無授出任何購股權，亦無任何購股權被行使，而可按認購價每股0.6048港元認購38,349,206股股份之購股權在期內已作廢及註銷。期內已發行股本並無任何變動。

本期間結束時，有204,920,349份尚未行使之認股權證（二零零三年認股權證），其持有人據此有權以現金按初步認購價每股0.40港元認購合共約82,000,000港元之每股面值0.10港元之股份。此等認股權證可在二零零三年八月二十九日或之前任何時間內行使。截至二零零二年九月三十日為止，並無任何認股權證被行使。

OUTLOOK

The Government has announced in November 2002 its revised housing policy to restore the public's confidence in the local property market. Nine measures, including but not limited to stopping all scheduled land auctions, suspension of Application List for supply of new land and cessation of production of flats under Home Ownership Scheme, have been introduced with primary effect to reduce the supply, especially in public sector, in the residential market in the coming years. These measures would inexorably deteriorate the local construction market conditions, lessen tendering opportunities and intensify competitions. Tender price is anticipated to remain low or even be further reduced.

To tackle with the increasingly challenging market ahead, the Group will continue with its cost reduction and streamlining measures to enhance its cost competitiveness. With its comprehensive skill base, proven track records and a diversified client base, the Group devotes to maintain its market share in private sector and has already secured large scale contracts like Cyberport Residential Development R1a & 1b and Tsing Yi Hotel Development Phase 2 and is confident to secure new prospect in the future.

Though Hong Kong remains its operation base, the Group will focus more on Mainland China which is the market provides ample opportunities for the Group's business growth. The granting of the permission to proceed with the acquisition of interests in a state-owned grade 1 construction company is at its final stage. The mature and fully localised operation of this company will enable the Group to accelerate the Group's growth plans in Mainland China.

In Australia and South Pacific region, Downer is well positioned to capitalise on global trends towards outsourcing and expects steady growth to come from its ability to provide clients with turnkey service delivery in its target markets of mining, power, rail, road and telecommunications. With its track record of steady earnings growth, the directors of the Company are confident that Downer will continue to enhance the Group's ability to maintain a stable income stream and create investment value.

In the years to come, the Group will continue its business and investment diversification strategy by venturing into the different geographical markets where sound business opportunities are identified, with its primary focus on the China market and investments generating earnings growth. Barring unforeseeable circumstances, the Group is well positioned to capture its prospects and meet the challenges ahead.

展望

政府於二零零二年十一月公佈經修訂房屋政策，旨在恢復公眾人士對本地物業市場之信心。政府頒佈九項救市措施，其中包括(但不只限於)終止一切計劃中之土地拍賣、暫停供應新土地之申請及停建居者有其屋計劃樓宇單位等，主要希望能夠在未來數年內減低住宅市場(特別是公營樓宇)供應量。該等措施將會無可避免地使本地建築業市道進一步惡化、投標機會將會減少而競爭則將會加劇。預期投標價格將會維持在低水平，甚至進一步下調。

本集團將會繼續實施削減成本及精簡措施，旨在盡收成本效益，以應付市場上日漸激烈之挑戰。憑藉全面化的技術、良好的往績、廣泛的客戶基礎，本集團致力維持本身在私營機構方面之市場佔有率，並已取得大型工程合約，例如數碼港住宅發展工程R1a及1b與及青衣酒店發展工程第二期等。本集團有信心在將來取得更多新工程項目。

雖然本集團以香港為業務基地，惟國內市場蘊藏著大量業務發展機會，本集團亦會伺機而動，在國內大展拳腳。本集團就收購一間國有一級建築公司權益而申請之批文亦快將批出。該公司在國內發展成熟，熟悉當地業務運作方式，對本集團在國內實行發展計劃有着如虎添翼之作用。

隨着全球興起之外判熱潮，Downer在澳洲及南太平洋地區正處於有利陣地，預期藉着向目標市場(例如採礦、電力、鐵路、道路及通訊業)客戶提供整套服務，Downer之業務將會穩定增長。根據往績，Downer之盈利一向穩定增長，各本公司董事有信心認為Downer將有助本集團繼續維持收入來源穩定及使本集團投資升值。

展望將來，本集團會藉着進軍中國市場及投資於盈利增長力強勁之項目，繼續實行多元化發展業務及分散投資之策略。在排除意外情況下，本集團有能力把握新機會及應付日後之挑戰。

DIRECTORS' INTERESTS IN SECURITIES

As at 30th September, 2002, the interests of the directors of the Company in the securities of the Company or any of its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules (the "Model Code") were as follows:

董事於證券之權益

於二零零二年九月三十日，根據本公司按證券（披露權益）條例（「披露權益條例」）第29條規定本公司置存之登記冊所載，本公司董事持有本公司或其任何相聯法團（按披露權益條例界定）之證券權益，或按上市規則所定上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

Name of director 董事姓名	Nature of interest 權益性質	Number of shares of the Company held 所持本公司股份數目	Number of 2003 Warrants held 所持二零零三年認股權證數目	Number of shares of the Company to be issued upon exercise of the share options of the Company 因行使本公司購股權而須發行之股份數目
Chan Kwok Keung, Charles 陳國強	Corporate interest 公司權益	441,579,452 *(note)* *(附註)*	86,465,812 *(note)* *(附註)*	-
	Personal interest 個人權益	-	-	-
Lau Ko Yuen, Tom 劉高原	Personal interest 個人權益	-	-	5,000,000
Chan Fut Yan 陳佛恩	Personal interest 個人權益	-	-	5,000,000
Chau Mei Wah, Rosanna 周美華	Personal interest 個人權益	-	-	6,100,000
Cheung Hon Kit 張漢傑	Personal interest 個人權益	400	80	-

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 441,579,452 shares in the Company and 2003 Warrants for 86,465,812 shares in the Company by virtue of his shareholding in Chinaview International Limited. Galaxyway Investments Limited, a wholly owned subsidiary of Chinaview International Limited, owned more than one-third of the issued share capital of ITC Corporation which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield, a wholly owned subsidiary of ITC investment, owned these shares and 2003 Warrants.

附註： 陳國強博士由於擁有Chinaview International Limited之股權而被視作擁有441,579,452股本公司股份及可認購86,465,812股本公司股份之二零零三年認股權證之權益。Galaxyway Investments Limited為Chinaview International Limited之全資附屬公司，並擁有三份之一以上德祥企業已發行股本，而德祥企業擁有ITC Investment Holdings Limited（「ITC Investment」）全部已發行股本。ITC Investment之全資附屬公司Hollyfield則擁有該等股份及二零零三年認股權證。

DIRECTORS' INTERESTS IN SECURITIES *(continued)*

Save as disclosed above, as at 30th September, 2002, none of the directors of the Company had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified the Company and the Stock Exchange pursuant to the Model Code.

董事於證券之權益(續)

除上文所披露者外,於二零零二年九月三十日,根據本公司按披露權益條例第29條所置存之登記冊所載,本公司董事概無於本公司或其任何相聯法團(按披露權益條例界定)之任何證券中持有任何個人、家族、公司或其他權益或按標準守則須知會本公司及聯交所之權益。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

As at 30th September, 2002, the following directors of the Company had share options granted by the Company to subscribe for its shares:

董事購買股份或債券之權利

於二零零二年九月三十日,本公司已授予以下本公司董事可認購本公司股份之購股權:

Name of director 董事姓名	Date of grant 授出日期	Exercise price per share *HK$* 每股股份之行使價 *港元*	Number of shares to be issued upon exercise of the share options 因行使購股權而須發行之股份數目
Lau Ko Yuen, Tom 劉高原	17.12.1999 一九九九年十二月十七日	0.5552	5,000,000
Chan Fut Yan 陳佛恩	17.12.1999 一九九九年十二月十七日	0.5552	5,000,000
Chau Mei Wah, Rosanna 周美華	17.12.1999 一九九九年十二月十七日	0.5552	6,100,000

The share options can be exercised at any time during a period of three years commencing on the expiry of six months after the date of acceptance of the options.

購股權可於接納購股權之日起計滿六個月後之三年內隨時行使。

The above directors did not exercise any of their options during the period.

上述董事於本年內並無行使任何彼等之購股權。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES *(continued)*

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities including debentures of, the Company or any other body corporate, and none of the directors, chief executives or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

董事購買股份或債券之權利（續）

除上文所披露者外，本公司或其任何附屬公司於期內並未訂立任何安排，使本公司董事從購買本公司或任何其他公司之股份或債券中獲益，而董事、主要行政人員或彼等之配偶或未滿十八歲之子女於期內概無任何可認購本公司證券之權利，亦無行使任何該等權利。

SUBSTANTIAL SHAREHOLDERS

Save as disclosed under the section headed "Directors' Interests in Securities" above, the Company has not been notified of any other interests representing 10% or more in the issued share capital of the Company as at 30th September, 2002 as shown on the register of substantial shareholders maintained by the Company under Section 16(1) of the SDI Ordinance and so far as is known to the directors of the Company.

主要股東

除上文「董事於證券之權益」一節所披露者外，就本公司董事所知及根據本公司按披露權益條例第16(1)條所置存之登記冊所載，本公司並未獲知會有任何其他人士擁有本公司於二零零二年九月三十日之已發行股本10%或以上之權益。

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th September, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

最佳應用守則

各本公司董事概無知悉任何資料，足以合理顯示本公司於截至二零零二年九月三十日止六個月任何時間未有遵守香港聯合交易所有限公司之證券上市規則附錄14所載之最佳應用守則。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed securities during the period.

購買、出售或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 18th December, 2002

代表董事局

主席
陳國強博士

香港，二零零二年十二月十八日

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 17 to 35.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

獨立審閱報告書

致保華德祥建築集團有限公司之董事局

(於百慕達註冊成立之有限公司)

緒言

本核數師行已完成審閱載於第17至第35頁所載之中期財務報告。

董事之責任

香港聯合交易所有限公司之證券上市規則規定 貴公司須遵照香港會計師公會頒佈之會計實務準則第25條「中期財務報告」及有關規定編製中期財務報告。 貴公司之董事須負責編製及審批中期財務報告。

已完成之審閱工作

本行是按照香港會計師公會頒佈之核數準則第700條「審閱中期財務報告之工作」進行審閱工作。審閱範圍主要包括採用查詢管理方式及分析程序以審閱中期財務報告，而除另行披露者外，評估是否貫徹應用會計政策及呈列方式。審閱範圍以外之審核程序包括測試管理方式及查證資產、負債及交易等。審閱工作涉及之程序遠較核數工作涉及者為少，故其準確性亦較低。因此，本行對中期財務報告不會發表核數意見。

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th September, 2002.

審閱結論

根據本行審閱（並不構成審核工作）之結果，本行並不察覺須對截至二零零二年九月三十日止六個月之中期財務報告作出任何重大之修改。

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 18th December, 2002

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零二年十二月十八日

CONDENSED CONSOLIDATED INCOME STATEMENT

簡明綜合收益表

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

截至二零零二年九月三十日止六個月

		NOTES 附註	Unaudited 未經審核 Six months ended 30/9/2002 截至二零零二年九月三十日止六個月 HK$'000 千港元	30/9/2001 截至二零零一年九月三十日止六個月 HK$'000 千港元
Turnover	營業額			
The Company and subsidiaries	本公司及附屬公司		**1,983,038**	2,449,359
Share of associates and jointly controlled entities	攤佔聯營公司及共同控制公司	6	**1,916,563**	961,319
			3,899,601	3,410,678
Group turnover	集團營業額	3	**1,983,038**	2,449,359
Cost of sales	銷售成本		**(1,935,832)**	(2,343,470)
Gross profit	毛利		**47,206**	105,889
Other operating income	其他經營收入		**-**	23,829
Amortisation of goodwill	商譽攤銷		**(1,153)**	(1,153)
Administrative expenses	行政費用		**(88,737)**	(91,503)
(Loss) profit from operations	經營(虧損)溢利	3 & 4	**(42,684)**	37,062
Finance costs	融資成本		**(15,552)**	(24,251)
Investment (expenses) income - net	投資(開支)收入淨額	5	**(27,679)**	22,669
Loss on dilution of interest in an associate	攤薄一間聯營公司權益所致虧損		**(3,748)**	-
Share of results of associates	攤佔聯營公司業績	6	**72,963**	40,007
Share of results of jointly controlled entities	攤佔共同控制公司業績		**3,280**	2,100
(Loss) profit before taxation	除稅前(虧損)溢利		**(13,420)**	77,587
Taxation	稅項	7	**(18,147)**	(18,638)
(Loss) profit before minority interests	未計少數股東權益前(虧損)溢利		**(31,567)**	58,949
Minority interests	少數股東權益		**(205)**	(3,689)
(Loss) profit for the period	期間(虧損)溢利		**(31,772)**	55,260
Dividends	股息	8		
Interim dividend proposed	建議派發中期股息		**10,491**	10,246
(Loss) earnings per share	每股(虧損)盈利	9		
Basic	基本		**HK$(0.031)**	HK$0.056
Diluted	攤薄		**HK$(0.033)**	HK$0.053

CONDENSED CONSOLIDATED BALANCE SHEET 簡明綜合資產負債表

AT 30TH SEPTEMBER, 2002 於二零零二年九月三十日

		NOTES 附註	Unaudited 未經審核 30/9/2002 二零零二年九月三十日 HK$'000 千港元	Audited 經審核 31/3/2002 二零零二年三月三十一日 HK$'000 千港元
NON-CURRENT ASSETS	非流動資產			
Investment properties	投資物業	10	**656,000**	675,900
Property, plant and equipment	物業、機械及設備	10	**1,251,582**	1,180,615
Goodwill	商譽		**17,289**	18,442
Interests in associates and jointly controlled entities	聯營公司及共同控制公司權益	6	**889,976**	856,375
Investments in securities	證券投資	11	**665,062**	659,029
Other long term investments	其他長期投資		**15,480**	16,289
			3,495,389	3,406,650
CURRENT ASSETS	流動資產			
Amounts due from customers for contract works	應收客戶合約工程款項		**239,966**	375,414
Debtors, deposits and prepayments	應收賬項、訂金及預付款項	12	**1,228,912**	1,371,982
Investments in securities	證券投資	11	**29,436**	141,829
Bank balances and cash	銀行結存及現金		**261,549**	601,690
Other current assets	其他流動資產		**338,071**	295,434
			2,097,934	2,786,349
CURRENT LIABILITIES	流動負債			
Amounts due to customers for contract works	應付客戶合約工程款項		**528,082**	613,911
Creditors and accrued expenses	應付賬項及應計費用	13	**839,787**	1,135,357
Bank borrowings - due within one year	一年內到期之銀行借款		**327,943**	468,267
Other current liabilities	其他流動負債		**107,593**	101,304
			1,803,405	2,318,839

CONDENSED CONSOLIDATED BALANCE SHEET *(continued)*

簡明綜合資產負債表*(續)*

AT 30TH SEPTEMBER, 2002

於二零零二年九月三十日

		Unaudited 未經審核 30/9/2002 二零零二年九月三十日 HK$'000 千港元	Audited 經審核 31/3/2002 二零零二年三月三十一日 HK$'000 千港元
NET CURRENT ASSETS	流動資產淨值	**294,529**	467,510
TOTAL ASSETS LESS CURRENT LIABILITIES	總資產減流動負債	**3,789,918**	3,874,160
MINORITY INTERESTS	少數股東權益	**15,753**	15,664
NON-CURRENT LIABILITIES	非流動負債		
Bank borrowings - due after one year	一年後到期之銀行借款	**796,684**	827,582
Deferred taxation	遞延稅項	**31,443**	35,884
		828,127	863,466
NET ASSETS	資產淨值	**2,946,038**	2,995,030
CAPITAL AND RESERVES	資本及儲備		
Share capital	股本	**103,675**	103,675
Reserves	儲備	**2,842,363**	2,891,355
SHAREHOLDERS' FUNDS	股東資金	**2,946,038**	2,995,030

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

簡明綜合股本變動表

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

截至二零零二年九月三十日止六個月

		Unaudited 未經審核						
		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Translation reserve 滙兌儲備 HK$'000 千港元	Accumulated losses 累計虧損 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1st April, 2002	於二零零二年四月一日	103,675	214,846	124,933	3,126,941	(90,313)	(485,052)	2,995,030
Exchange differences arising from translation of overseas operations not recognised in the income statement	因換算海外業務而產生，但並未在收益表內確認之滙兌差距	-	-	-	-	(9,978)	-	(9,978)
Share issue expenses	發行股份之開支	-	(75)	-	-	-	-	(75)
Realised on dilution of interest in an associate	於一間聯營公司之權益攤薄時變現	-	-	-	-	3,200	-	3,200
Loss for the period	期間虧損	-	-	-	-	-	(31,772)	(31,772)
Dividends	股息	-	-	-	-	-	(10,367)	(10,367)
At 30th September, 2002	於二零零二年九月三十日	103,675	214,771	124,933	3,126,941	(97,091)	(527,191)	2,946,038
At 1st April, 2001	於二零零一年四月一日	99,249	219,807	124,933	3,126,941	(191,736)	(544,292)	2,834,902
Exchange differences arising from translation of overseas operations not recognised in the income statement	因換算海外業務而產生，但並未在收益表內確認之滙兌差距	-	-	-	-	(7,775)	-	(7,775)
Share issue expenses	發行股份之開支	-	(24)	-	-	-	-	(24)
Profit for the period	期間溢利	-	-	-	-	-	55,260	55,260
Dividends	股息	-	-	-	-	-	(9,925)	(9,925)
At 30th September, 2001	於二零零一年九月三十日	99,249	219,783	124,933	3,126,941	(199,511)	(498,957)	2,872,438

CONDENSED CONSOLIDATED CASH FLOW STATEMENT 簡明綜合現金流動表

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002 截至二零零二年九月三十日止六個月

		Unaudited 未經審核 Six months ended	
		30/9/2002 截至二零零二年九月三十日止六個月 HK$'000 千港元	30/9/2001 截至二零零一年九月三十日止六個月 HK$'000 千港元
Net cash used in operating activities	經營業務所動用之現金淨額	**(43,152)**	(13,512)
Net cash used in investing activities	投資活動所動用之現金淨額	**(110,766)**	(112,040)
Net cash used in financing activities	融資活動所動用之現金淨額	**(191,536)**	(154,679)
Net decrease in cash and cash equivalents	現金及與現金等值項目減少淨額	**(345,454)**	(280,231)
Cash and cash equivalents brought forward	現金及與現金等值項目承前	**520,931**	588,216
Cash and cash equivalents carried forward	現金及與現金等值項目結轉	**175,477**	307,985
Analysis of the balances of cash and cash equivalents	現金及與現金等值項目結存分析		
Bank balances and cash	銀行結存及現金	**261,549**	349,415
Bank overdrafts	銀行透支	**(86,072)**	(41,430)
		175,477	307,985

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

1. **BASIS OF PREPARATION**

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2002, except for the adoption of the following new/revised SSAPs which have become effective for the current period:

(a) In accordance with SSAP 1 (Revised) "Presentation of financial statements", the consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity.

(b) SSAP 11 (Revised) "Foreign currency translation" prescribes the basis for the translation of foreign currency transactions and financial statements. The principal impact of this revised SSAP on the condensed consolidated financial statements is that the income statement of subsidiaries and associates operating in the People's Republic of China and overseas are translated at an average rate for the period on consolidation, rather than translated at the applicable rates of exchange ruling at the balance sheet date as was previously required. This SSAP is required to be applied retrospectively. The Group has adopted the transitional provision of this SSAP that where the calculation of a prior period adjustment is impractical, these changes in policy are applied only to current and future financial statements and the effect on the results for the current period is not significant.

簡明綜合財務報表附註

截至二零零二年九月三十日止六個月

1. **編製基準**

簡明綜合財務報告乃根據香港聯合交易所有限公司之證券上市規則(「上市規則」)附錄16之適用披露規定及香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25條「中期財務申報」編製。

2. **主要會計政策**

簡明綜合財務報告乃根據歷史成本法編製，並已就投資物業及證券投資之重估價值作修訂。

除因採納下列新制定／經修訂會計實務準則而引致會計政策變動外，編製簡明綜合財務報告所採納之會計政策與本集團截至二零零二年三月三十一日止年度之週年財務報告所採納者相符：

(a) 根據會計實務準則第1號(經修訂)「財務報告之呈報」，綜合股本變動表已取代綜合確認損益表。

(b) 會計實務準則第11號(經修訂)「外幣換算」訂明外幣交易及財務報告之換算基準。此項經修訂之會計實務準則對簡明綜合財務報告之主要影響為在綜合賬目時，在中華人民共和國及海外經營業務之附屬公司及聯營公司之收益表按有關期間內之平均兌換率(而並非按以往規定之結算日適用兌換率)換算。此項會計實務準則須按回溯形式引用。本集團已採納此會計實務準則之過渡性規定，倘認為計算一項前期調整乃屬不設實際時，此等政策上之變動僅會應用於本期間及將來之賬目上，而此等變動對本期間之業績並無重大影響。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(c) SSAP 15 (Revised) "Cash flow statement" prescribes the provision of information about the historical changes in cash and cash equivalents by means of a cash flow statement which classifies cash flows during the period into operating, investing and financing activities. The condensed consolidated cash flow statement for the current interim period and the comparative figures have been presented in accordance with the revised SSAP.

The re-definition of cash and cash equivalents and the change in exchange rates used for translation of the cash flows of overseas operations had no major impact on these condensed consolidated financial statements.

(d) SSAP 33 "Discontinuing operations" is concerned with the presentation of financial information regarding discontinuing operations. Under SSAP 33, financial statement amounts relating to the discontinuing operations are disclosed separately from the point at which either a binding sale agreement is entered into or detailed plan for discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's hotel and catering division as a discontinuing operation in the current period, details of which are disclosed in note 17.

(e) SSAP 34 "Employee benefits" prescribes the accounting treatment and disclosures for employee benefits. This has had no major impact on these condensed consolidated financial statements.

3. SEGMENT INFORMATION

For management purposes, the Group's operations are organised into seven operating divisions namely building construction, civil engineering, specialist works, construction materials, hotel and catering, property leasing and sale of property. These divisions are the basis on which the Group reports its primary segment information.

簡明綜合財務報表附註 *(續)*

2. 主要會計政策 *(續)*

(c) 會計實務準則第15號(經修訂)訂明須以現金流動表提供現金及現金等值項目過往變動之資料，而現金流動表須將有關期間內現金流量按營運、投資及融資活動而劃分，本期間之簡明綜合現金流動表及比較數字已根據此項經修訂會計實務準則而重列。

重新介定現金及現金等值項目及在換算海外業務之現金流量時所採用之兑換率變動對本簡明綜合財務報告並無重大影響。

(d) 會計實務準則第33號乃有關呈報終止經營業務之財務資料。根據會計實務準則第33號，有關終止經營業務之財務資料由訂立具約束力之銷售協議之時或公佈終止業務之詳細計劃之時起分開披露。採納會計實務準則第33號引致本集團之酒店及餐飲業務在本期間內被視為一項終止經營業務，有關詳情載於附註17。

(e) 會計實務準則第34號「僱員福利」訂明僱員福利之會計處理方法及披露要求。此項會計實務準則對本簡明綜合財務報告並無重大影響。

3. 業務分部資料

就管理方面而言，本集團之業務分為七大營運部門，分別為樓宇建築、土木工程、專項工程、建築材料、酒店及餐飲、物業租賃及銷售物業。此等部門乃本集團匯報主要分部資料之基準。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

3. **SEGMENT INFORMATION *(continued)***

Analyses of the Group's turnover and contribution to (loss) profit from operations for the six months ended 30th September, 2002 by principal activity are as follows:

3. **業務分部資料（續）**

本集團截至二零零二年九月三十日止六個月之營業額及經營（虧損）溢利之貢獻按主要業務分析如下：

Business segments:

業務分部：

		Six months ended 30/9/2002 截至二零零二年九月三十日止六個月			Six months ended 30/9/2001 截至二零零一年九月三十日止六個月		
		External 外來	Inter-segment 分部之間銷售	Total 總計	External 外來	Inter-Segment 分部之間銷售	Total 總計
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
Turnover	營業額						
Construction and other contracting businesses:	建築工程及其他承包業務：						
Building construction	樓宇建築工程	1,288,106	46,438	1,334,544	1,300,792	41,959	1,342,751
Civil engineering	土木工程	296,256	127	296,383	667,613	-	667,613
Specialist works	專項工程	324,090	30,960	355,050	291,734	54,325	346,059
Construction materials	建築材料	4,172	16,958	21,130	16,648	18,400	35,048
		1,912,624	94,483	2,007,107	2,276,787	114,684	2,391,471
Hotel and catering *(note 17)*	酒店及餐飲（附註17）	34,236	-	34,236	30,525	-	30,525
Property leasing	物業租賃	27,838	11,480	39,318	23,760	11,892	35,652
Sale of property	銷售物業	8,340	-	8,340	118,287	-	118,287
Elimination	對銷	-	(105,963)	(105,963)	-	(126,576)	(126,576)
		1,983,038	-	1,983,038	2,449,359	-	2,449,359

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

分部之間銷售乃按市場價格收取或（倘無可參考之市場）按雙方釐定及同意之條款收取。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

3. SEGMENT INFORMATION *(continued)*

Business segments: (continued)

3. 業務分部資料（續）

業務分部：（續）

		Six months ended	
		30/9/2002 截至二零零二年九月三十日止六個月 HK$'000 千港元	30/9/2001 截至二零零一年九月三十日止六個月 HK$'000 千港元
Contribution to (loss) profit from operations	經營（虧損）溢利貢獻		
Construction and other contracting businesses:	建築工程及其他承包業務：		
Building construction	樓宇建築工程	**833**	28,608
Civil engineering	土木工程	**(11,574)**	18,715
Specialist works	專項工程	**(35,212)**	(11,313)
Construction materials	建築材料	**(9,172)**	(17,192)
		(55,125)	18,818
Hotel and catering *(note 17)*	酒店及餐飲 *(附註17)*	**(2,343)**	(8,646)
Property leasing	物業租賃	**14,489**	13,318
Sale of property	銷售物業	**295**	13,572
		(42,684)	37,062

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註(續)

4. (LOSS) PROFIT FROM OPERATIONS

(Loss) profit from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

4. 經營(虧損)溢利

下列之經營(虧損)溢利乃扣除物業、機械及設施之折舊及攤銷後得出:

		Six months ended	
		30/9/2002 截至 二零零二年 九月三十日止 六個月 HK$'000 千港元	30/9/2001 截至 二零零一年 九月三十日止 六個月 HK$'000 千港元
Owned assets	自置資產	**42,143**	36,585
Assets held under finance leases	以財務租約持有之資產	**-**	4,253
		42,143	40,838
Less: Amount capitalised in respect of contracts in progress	減:撥作在建工程資本之數額	**(549)**	(532)
		41,594	40,306

5. INVESTMENT (EXPENSES) INCOME – NET

Included in net investment (expenses) income is a profit on disposal of investments in securities of approximately HK$1,575,000 (2001: a loss of HK$188,000), and revaluation deficit of HK$16,000,000 (2001: Nil) in respect of the Group's investment properties by reference to the valuations made by an independent professional valuer as at 30th September, 2002.

5. 投資(開支)收入-淨額

投資(開支)收入淨額已計入出售證券投資所得溢利約1,575,000港元(二零零一年:虧損約188,000港元)及本集團之投資物業經參考一位獨立專業估值師於二零零二年九月三十日就此作出之估值而錄得之重估虧絀16,000,000港元(二零零一年:無)。

6. SHARE OF RESULTS OF ASSOCIATES/INTERESTS IN ASSOCIATES

Downer EDI Limited ("Downer"), which was formerly a subsidiary of the Company, has become the Group's principal associate since February 2001. Downer is a company listed in Australia and New Zealand and its financial year end date is 30th June. Commencing on 1st April, 2001, only published financial information of Downer will be available and used by the Group in applying the equity method. Accordingly, the Group's share of turnover and results of Downer for the current period is calculated based on the turnover and results of Downer for the six months from 1st January, 2002 to 30th June, 2002 whilst the comparative amount for the same period of last year was calculated based on its turnover and results for the three months from 1st April, 2001 to 30th June, 2001.

6. 攤佔聯營公司業績/聯營公司權益

本公司之前附屬公司Downer EDI Limited(「Downer」)自二零零一年二月起成為本集團之主要聯營公司。Downer乃一間在澳洲及新西蘭上市之公司,其財政年度結束日期為六月三十日。由二零零一年四月一日開始,本集團只可採用權益計算法計入Downer之已公佈財務資料。因此,本集團攤佔Downer在本期間之營業額及業績乃根據Downer由二零零二年一月一日起至二零零二年六月三十日止六個月之營業額及業績計算,而去年同期之比較數字乃根據Downer由二零零一年四月一日起至二零零一年六月三十日止三個月之營業額及業績計算。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

6. SHARE OF RESULTS OF ASSOCIATES/INTERESTS IN ASSOCIATES *(continued)*

The Group's share of losses of an associate amounting to approximately HK$123,707,000 (31/3/2002: HK$123,735,000) has not been accounted for by the Group as those losses arise on a contract are recoverable in full under guarantees provided by an ex-shareholder of the associate. The Group proceeded a court action against the ex-shareholder to recover the losses together with interest and other expenses incurred. The directors, having taken legal advice, believe that the suit is valid and the losses can be fully recovered from the ex-shareholder.

6. 攤佔聯營公司業績／聯營公司權益（續）

本集團並無計入本集團攤佔一間聯營公司之虧損約123,707,000港元（二零零二年三月三十一日：123,735,000港元），因為該等因一項合約而產生之虧損可根據該間聯營公司之一位前股東所提供之擔保全數收回。本集團已向該位前股東採取法律行動，旨在收回有關虧損款額連同應計利息及就此而引致之其他開支。各董事在諮詢法律意見後，相信此項法律訴訟勝算甚高，大有可能成功向該位前股東全數收回有關款項。

7. TAXATION

7. 稅項

		Six months ended	
		30/9/2002	30/9/2001
		截至二零零二年九月三十日止六個月	截至二零零一年九月三十日止六個月
		HK$'000	HK$'000
		千港元	千港元
The charge comprises:	稅項支出包括：		
Hong Kong Profits Tax:	香港利得稅：		
Current period	本期間	**18**	4,028
Overprovision in previous periods	前期超額準備	**(157)**	(600)
		(139)	3,428
Overseas taxation	海外稅項	**4,286**	3,332
Share of tax on results of associates	攤佔聯營公司業績之稅項	**18,441**	16,225
Share of tax on results of jointly controlled entities	攤佔共同控制公司業績之稅項	**-**	327
		22,588	23,312
Deferred taxation	遞延稅項	**(4,441)**	(4,674)
		18,147	18,638

Hong Kong Profits Tax is calculated at the rate of 16% (2001: 16%) of the estimated assessable profits derived from Hong Kong for the period.

香港利得稅乃按期內源自香港之估計應課稅溢利以稅率16%（二零零一年：16%）計算。

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外稅項按有關司法權區適用之稅率計算。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

8. DIVIDENDS

8. 股息

		Six months ended	
		30/9/2002	30/9/2001
		截至二零零二年九月三十日止六個月	截至二零零一年九月三十日止六個月
		HK$'000 千港元	HK$'000 千港元
Interim dividend proposed - 1.0 cent (2001: 1.0 cent) per share	建議派發中期股息－每股港幣1.0仙（二零零一年：港幣1.0仙）	**10,491**	10,246

The amount of the interim dividend proposed for the six months ended 30th September, 2002, which will be in scrip form with a cash option, has been calculated by reference to the 1,049,102,309 issued ordinary shares outstanding as at the date of this report.

截至二零零二年九月三十日止六個月建議之以股代息連同現金選擇權之中期股息之數額，乃參照本報告刊發之日已發行普通股1,049,102,309股計算。

During the period, a final dividend of 1.0 cent (2001: 1.0 cent) per share amounting to HK$10,367,000 (2001: HK$9,925,000) for the year ended 31st March, 2002 was approved by the shareholders.

期內，已獲股東批准派發截至二零零二年三月三十一日止年度之末期股息每股港幣1.0仙（二零零一年：港幣1.0仙），合共10,367,000港元（二零零一年：9,925,000港元）。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

9. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share for the period is based on the following data:

9. 每股（虧損）盈利

期內每股基本及攤薄（虧損）盈利乃根據以下數據計算：

		Six months ended	
		30/9/2002 截至 二零零二年 九月三十日止 六個月 HK$'000 千港元	30/9/2001 截至 二零零一年 九月三十日止 六個月 HK$'000 千港元
(Loss) earnings:	（虧損）盈利：		
(Loss) earnings for the purposes of basic (loss) earnings per share	計算每股基本（虧損）盈利之（虧損）盈利	**(31,772)**	55,260
Effect of dilutive potential ordinary shares in respect of an adjustment to share of results of an associate based on dilution of its earnings per share	潛在攤薄普通股之效應基於聯營公司業績每股盈利攤薄之攤佔調整	**(2,944)**	(2,363)
(Loss) earnings for the purposes of diluted (loss) earnings per share	計算每股攤薄（虧損）盈利之（虧損）盈利	**(34,716)**	52,897
Number of shares:	股份數目：		
Weighted average number of ordinary shares for the purposes of basic and diluted (loss) earnings per share	計算每股基本及攤薄（虧損）盈利之普通股加權平均數	**1,036,744,924**	992,488,392

For the six months ended 30th September, 2002, the computation of diluted loss per share does not assume the conversion of the Company's share options and warrants since their exercise prices were higher than the average market price for shares.

在計算二零零二年九月三十日止六個月每股攤薄虧損時，由於本公司購股權及認股權證之行使價高於股份之平均市價，因此並無假設本公司購股權及認股權證被兌換之情況。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

9. (LOSS) EARNINGS PER SHARE *(continued)*

For the six months ended 30th September, 2001, the computation of diluted earnings per share did not assume the conversion of the Company's share options and convertible note since the exercise prices of the Company's share options were higher than the average market price for shares and the exercise of the convertible note would result in an increase in profit per share from continuing operations.

10. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

During the period, the Group purchased a 100% interest in a property located in Hong Kong for approximately HK$103,000,000 through acquisition of subsidiaries, details of which are disclosed in note 14. In addition, the Group spent approximately HK$11,019,000 (2001: HK$23,535,000) on other property, plant and equipment to expand and upgrade its operating capacity. The Group also disposed of investment properties and property, plant and equipment with an aggregate carrying value of approximately HK$3,900,000 (2001: Nil) and HK$972,000 (2001: HK$537,000) respectively.

The investment properties were revalued by the directors at 30th September, 2002 by reference to the valuations made by an independent professional valuer.

簡明綜合財務報表附註 *(續)*

9. 每股(虧損)盈利 *(續)*

在計算二零零一年九月三十日止六個月每股攤薄盈利時,由於本公司購股權及可換股票據之行使價高於股份之平均市價,而行使可換股票據會導致持續經營業務之每股溢利增加,因此並無假設本公司之購股權及可換股票據被兌換之情況。

10. 投資物業、物業、機器及設備

期內本集團以收購附屬公司之方式(詳情在附註14披露),以約103,000,000港元購入一項位於香港之物業之100%權益。此外,本集團用於其他物業、機器及設備之款項約共11,019,000港元(二零零一年:23,535,000港元),藉以擴充及提升經營運作能力及效率。本集團亦出售投資物業及物業、機器及設備,彼等之總賬面值分別約3,900,000港元(二零零一年:無)及約972,000港元(二零零一年:537,000港元)。

投資物業乃經由董事在參考獨立專業估值師作出之有關估值後,於二零零二年九月三十日重估。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註(續)

11. INVESTMENTS IN SECURITIES

11. 證券投資

		Investment securities 證券投資		Other investments 其他投資		Total 總計	
		30/9/2002 二零零二年九月三十日	31/3/2002 二零零二年三月三十一日	30/9/2002 二零零二年九月三十日	31/3/2002 二零零二年三月三十一日	30/9/2002 二零零二年九月三十日	31/3/2002 二零零二年三月三十一日
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
Listed equity securities:	上市股本證券:						
in Hong Kong	於香港	**650,063**	644,030	**29,436**	34,005	**679,499**	678,035
in overseas	於海外	**14,999**	22,823	**-**	-	**14,999**	22,823
Unlisted debt securities	非上市債務證券	**-**	-	**-**	100,000	**-**	100,000
		665,062	666,853	**29,436**	134,005	**694,498**	800,858
Market value of listed securities	上市證券之市值	**18,316**	64,045	**29,436**	34,005	**47,752**	98,050
Carrying amount analysed for reporting purposes as:	就呈報目的而分析之賬面值:						
Current	流動	**-**	7,824	**29,436**	134,005	**29,436**	141,829
Non-current	非流動	**665,062**	659,029	**-**	-	**665,062**	659,029
		665,062	666,853	**29,436**	134,005	**694,498**	800,858

Particulars of the equity securities held by the Group as at 30th September, 2002 disclosed in accordance with section 129(2) of the Companies Ordinance are as follows:

根據公司條例第129(2)條之規定而披露有關本集團於二零零二年九月三十日所持之股本證券詳情如下:

Name of company 公司名稱	Place of incorporation 註冊成立地點	Type of investment 投資類別	Proportion of nominal value of issued share capital held by the Group 本集團所持之已發行股本面值百份比率
China Strategic Holdings Limited 中策集團有限公司	Hong Kong 香港	Ordinary shares 普通股份	14.55%

In the opinion of the directors, the above investments are worth at least their carrying value.

董事認為上述投資之價值最少與其賬面值相等。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

12. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for contracting business are negotiated with, and entered into under, normal commercial terms with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

The following is an aged analysis of trade debtors at the reporting date:

12. 應收賬項、訂金及預付款項

本集團合約業務之信貸期一般乃與貿易客戶磋商後根據一般商業條款釐定。來自物業租賃業務之應收款項乃以按月預繳方式支付。本集團就其他應收貿易賬項所給予之寬限還款期一般由30日至90日不等。

以下為於期末之應收貿易賬項還款期分析：

		30/9/2002 二零零二年 九月三十日 HK$'000 千港元	31/3/2002 二零零二年 三月三十一日 HK$'000 千港元
Within 90 days	90日內	**423,824**	590,357
More than 90 days and within 180 days	90日以上但不超過180日	**8,742**	14,520
More than 180 days	超過180日	**40,530**	36,027
		473,096	640,904

13. CREDITORS AND ACCRUED EXPENSES

The following is an aged analysis of trade creditors at the reporting date:

13. 應付賬項及應計費用

以下為於期末之應付貿易賬項還款期分析：

		30/9/2002 二零零二年 九月三十日 HK$'000 千港元	31/3/2002 二零零二年 三月三十一日 HK$'000 千港元
Within 90 days	90日內	**249,313**	492,249
More than 90 days and within 180 days	90日以上但不超過180日	**6,653**	7,581
More than 180 days	超過180日	**15,438**	14,526
		271,404	514,356

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

14. ACQUISITION OF SUBSIDIARIES

On 17th May, 2002, the Group purchased the entire issued share capital of, and shareholder's loan to, Unicon Industrial Group Limited for a cash consideration of HK$103,000,000.

The effect of the acquisition is summarised as follows:

14. 收購附屬公司

於二零零二年五月十七日，本集團購入Unicon Industrial Group Limited之全部已發行股本及其所欠之股東貸款，涉及之現金代價為103,000,000港元。

是項收購所產生之影響概述如下：

		HK$'000 千港元
Net assets acquired	已購入資產淨值	103,000
Cash consideration	現金代價	103,000
Net cash outflow arising on acquisition	是項收購而產生之現金流出淨額	
Cash consideration, less negligible bank balance and cash acquired	現金代價，減已購入之少量銀行結餘及現金	103,000

Unicon Industrial Group Limited and its subsidiaries did not make any significant contribution to the results of the Group during the period.

期內Unicon Industrial Group Limited及其附屬公司並無對本集團之業績作出任何重大貢獻。

15. CONTINGENT LIABILITIES

15. 或然負債

		30/9/2002 二零零二年 九月三十日 HK$'000 千港元	31/3/2002 二零零二年 三月三十一日 HK$'000 千港元
Outstanding performance bonds in respect of construction contracts	仍然有效之建築合約履約擔保書	**888,540**	607,447
Guarantees given to banks and financial institutions in respect of general banking facilities granted to:	為下列公司借取一般銀行融資而向銀行及財務機構作出之擔保：		
Associates	聯營公司	**82,553**	84,717
Jointly controlled entity	共同控制公司	**8,360**	8,360
		979,453	700,524

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

15. CONTINGENT LIABILITIES *(continued)*

In addition to the above, and in the normal course of business, the Group has received claims for damages and injuries relating to its contracting business. No provision has been made for these claims as they are either covered by insurance or will be indemnified by other parties.

15. 或然負債（續）

除上文所披露者外，在日常業務中，本集團就合約工程業務收到損毀及受傷索償通知。因此等索償可由保險賠償或他方賠償，故本集團並未就此等索償撥出準備。

16. RELATED PARTY TRANSACTIONS

During the period, the Group entered into the following transactions with its associates, the associates and subsidiaries of ITC Corporation Limited ("ITC") which is a substantial shareholder of the Company.

16. 關連人士交易

期內，本集團與其聯營公司及德祥企業集團有限公司（「德祥企業」，其為本公司之主要股東）之聯營公司及附屬公司訂立以下交易。

Class of related party 關連人士之類別	Nature of transactions 交易性質	Six months ended 30/9/2002 截至二零零二年九月三十日止六個月 HK$'000 千港元	Six months ended 30/9/2001 截至二零零一年九月三十日止六個月 HK$'000 千港元
Associates and jointly controlled entities of the Group 本集團之聯營公司及共同控制公司	Construction works charged by the Group 本集團收取建築工程費	5,816	173,569
	Purchase of concrete products by the Group 本集團購買混凝土產品	-	70
	Subcontracting fees charged to the Group 本集團支付分承包費	188,471	919
	Interest income charged by the Group 本集團收取利息收入	1,318	2,567
	Consulting and handling fees charged by the Group 本集團收取顧問及手續費	355	513
	Loan commitment fee charged by the Group 本集團收取貸款承擔費用	113	111
	Sales of equipment by the Group 本集團銷售機械	4,747	11,382
	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	1,812	2,163
Subsidiaries of ITC 德祥企業之附屬公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	810	120
	Purchase of building materials and related installation works by the Group 本集團購買建築材料及相關安裝工程	525	6
Associates of ITC 德祥企業之聯營公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	4,360	3,537
	Interest income charged by the Group 本集團收取利息收入	3,666	7,470

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

16. RELATED PARTY TRANSACTIONS *(continued)*

The above transactions were carried out on the following basis:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Sales of equipment and purchase of concrete products and building materials were carried out in accordance with the negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, loan commitment fee, consulting and handling fees were charged at the pre-agreed rates.

(e) Rentals were charged at the pre-agreed fixed monthly amounts.

17. DISCONTINUING OPERATIONS

On 22nd July, 2002, the Group entered into a conditional sale and purchase agreement to dispose of the entire issued share capital of, and shareholder's loan to, Rosedale Hotel Group Limited (together with its subsidiaries, the "Rosedale Hotel Group"), a wholly owned subsidiary of the Company, for a cash consideration of HK$250 million. The transaction was completed on 2nd December, 2002.

Rosedale Hotel Group Limited, the Group's hotel and catering division, owns 100% interest in Best Western Rosedale on the Park ("Rosedale Hotel"), two hotel management companies which provide hotel and hospitality management services to two hotels including Rosedale Hotel, and a restaurant located adjacent to Rosedale Hotel.

As at 30th September, 2002, the consolidated carrying value of total assets and total liabilities, excluding the shareholder's loan, of the Rosedale Hotel Group was approximately HK$662,445,000 and HK$399,901,000 respectively. During the period, the Rosedale Hotel Group earned revenue of approximately HK$34,236,000, incurred expenses of approximately HK$44,488,000 and incurred a loss for the period of approximately HK$10,252,000. During the period, the Rosedale Hotel Group contributed approximately HK$151,000 to the Group's operating cash flows, paid approximately HK$284,000 and HK$12,686,000 for investing and financing activities respectively.

簡明綜合財務報表附註 *(續)*

16. 關連人士交易 *(續)*

上述交易按以下基準進行：

(a) 建築工程及分承包費乃按市場價格收取或(倘無可參考之市場)按進行有關交易雙方洽商及決定之條款徵收。

(b) 機械、混凝土產品及建築材料乃按協定價格銷售及購買。

(c) 利息根據未償還本金額按適用及雙方同意之利率徵收。

(d) 物業管理費用、貸款承擔費、顧問及手續費乃按預定之費用徵收。

(e) 租金收入乃按預定之固定每月租金徵收。

17. 終止經營業務

於二零零二年七月二十二日，本集團訂立一項有條件買賣協議，旨在出售本公司之一間全資附屬公司Rosedale Hotel Group Limited(連同其附屬公司統稱「珀麗酒店集團」)之全部已發行股本及其所欠之股東貸款，涉及之現金代價為250,000,000港元。此項交易已於二零零二年十二月二日完成。

Rosedale Hotel Group Limited乃本集團經營酒店及餐飲業務之成員公司，擁有珀麗酒店之100%權益、兩間酒店管理公司(其向兩間酒店(其中包括珀麗酒店)提供酒店及接待管理服務)，與及一間位於珀麗酒店毗鄰之餐廳。

於二零零二年九月三十日，珀麗酒店集團之總資產及總負債(不包括股東貸款)之綜合賬面值分別約為662,445,000港元及399,901,000港元。期內珀麗酒店集團錄得約34,236,000港元之收入、約44,488,000港元之支出，而期內亦錄得約10,252,000港元之虧損。期內珀麗酒店集團對本集團之經營現金流量作出之貢獻約為151,000港元。而就投資活動及融資活動則分別動用約284,000港元及12,686,000港元。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

保華德祥建築集團有限公司

INTERIM REPORT 2003 中期報告

[illegible]1/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
[illegible] (852) 2831 8338 Fax: (852) 2833 1030 Website: www.pyitc.com

The Standard + 852 2833 1030 Friday, 13th December, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


ITC


PAUL Y.
ITC

ITC CORPORATION LIMITED *(Incorporated in Bermuda with limited liability)*

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED *(Incorporated in Bermuda with limited liability)*

OFFERS BY ANGLO CHINESE CORPORATE FINANCE, LIMITED ON BEHALF OF HOLLYFIELD GROUP LIMITED AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ITC CORPORATION LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN, AND WARRANTS OF PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED OTHER THAN THE SHARES AND WARRANTS PRESENTLY OWNED BY ITC CORPORATION LIMITED OR ITS WHOLLY OWNED SUBSIDIARIES

Financial adviser to Hollyfield Group Limited

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

The offers have become unconditional on 12th December, 2002 and will remain open for acceptance until 4:00 p.m. on Friday, 27th December, 2002, unless extended in accordance with the Takeovers Code.

Reference is made to the composite document issued on 6th December, 2002 in relation to the offers made by Anglo Chinese on behalf of Hollyfield. Terms defined in the composite document have the same meaning when used in this announcement.

The offers have become unconditional

The board of directors of ITC Corporation is pleased to announce that as at the close of business on 12th December, 2002, valid acceptances of the share offer in respect of 23,809 shares of Paul Y. - ITC have been received and 79,126,000 shares of Paul Y. - ITC have been acquired during the offer period through market purchases by Hollyfield, representing in aggregate about 7.54% of the voting rights in Paul Y. - ITC. Accordingly, all the conditions to which the offers are subject have been satisfied and the offers have become unconditional as Hollyfield and parties acting in concert with it now hold more than 50% of the voting rights in Paul Y. - ITC. The offers will remain open for acceptance until 4:00 p.m. on Friday, 27th December, 2002, unless extended in accordance with the Takeovers Code.

Under the offers, Paul Y. - ITC shareholders other than ITC Corporation or its wholly owned subsidiaries will be offered HK$0.30 in cash for each Paul Y. - ITC share held by them and the holders of warrants of Paul Y. - ITC other than ITC Corporation or its wholly owned subsidiaries will be offered HK$0.01 in cash for each Paul Y. - ITC warrant held by them.

The shareholdings in Paul Y. - ITC of Hollyfield and parties acting in concert with it as at the date of this announcement are as follows:

	Number of Paul Y. - ITC shares	Percentage of voting rights in Paul Y. - ITC*
The shareholdings in Paul Y. - ITC of Hollyfield and parties acting in concert with it before the commencement of the offers	447,042,556	42.61%
Paul Y. - ITC shares acquired by Hollyfield at prices between HK$0.295 and HK$0.300 per Paul Y. - ITC share during the offer period	79,126,000	7.54%
Valid acceptances in respect of Paul Y. - ITC shares received	23,809	0.00%
	526,192,365	50.15%

* Based on 1,049,102,309 shares of Paul Y. - ITC in issue as at the date of this announcement.

Compulsory acquisition

In the event that acceptances of the share offer amounts to 90% or more of the Paul Y. - ITC shares which were subject to the share offer, the offeror will avail itself of the compulsory purchase provisions of section 102 of the Act to acquire the balance of the Paul Y. - ITC shares and the trading of securities of Paul Y. - ITC will be suspended. In the event that ITC Corporation and its concert parties acquire 95% or more of the Paul Y. - ITC shares, alternatively it may exercise its rights under section 103 of the Act to acquire the balance of the Paul Y. - ITC shares. Investors and shareholders of Paul Y. - ITC should exercise caution in dealing in securities of Paul Y. - ITC.

By order of the board of
ITC CORPORATION LIMITED
Law Hon Wa, William
Company Secretary

By order of the board of
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 12th December, 2002

The directors of ITC Corporation jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Paul Y. - ITC and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than that relating to Paul Y. - ITC have been arrived at after due and careful consideration and there are no other material facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than that relating to ITC Corporation have been arrived at after due and careful consideration and there are no other material facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

ITC

ITC CORPORATION LIMITED
（德祥企業集團有限公司）
（於百慕達註冊成立之有限公司）

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

英高財務顧問有限公司
代表
Hollyfield Group Limited
（德祥企業集團有限公司之間接全資附屬公司）
提出該等收購建議
收購保華德祥建築集團有限公司之
全部已發行股份及認股權證
（不包括德祥企業集團有限公司或其全資
附屬公司現時擁有之有關股份及認股權證）

Hollyfield Group Limited之財務顧問

財務顧問有限公司
英高

該等收購建議已於二零零二年十二月十二日成為無條件，並將會繼續可供接納直至二零零二年十二月二十七日（星期五）下午四時正為止（除非已根據收購守則延期，則作別論）。

本公佈提述於二零零二年十二月六日刊發之綜合文件，內容有關英高代表Hollyfield提出之該等收購建議。在綜合文件內採用之詞彙與本公佈內採用之詞彙具有相同涵義。

該等收購建議已成為無條件

德祥企業之董事會欣然公佈，於二零零二年十二月十二日辦公時間結束時，已交回及有效之股份收購建議接納文件共包括23,809股保華德祥建築股份，而Hollyfield亦已於收購期間內在市場購入79,126,000股保華德祥建築股份，兩者合共佔保華德祥建築之投票權約7.54%。因此，由於Hollyfield及與其一致行動之人士現時持有50%以上之保華德祥建築之投票權，故該等收購建議已成為無條件，而就該等收購建議而須履行之全部條件均已獲履行。該等收購建議將會繼續可供接納直至二零零二年十二月二十七日（星期五）下午四時正為止（除非已根據收購守則延期，則作別論）。

根據該等收購建議，保華德祥建築股東（不包括德祥企業或其全資附屬公司）將會就彼等所持之每股保華德祥建築股份獲提呈現金0.30港元，而保華德祥建築認股權證持有人（不包括德祥企業或其全資附屬公司）亦將會就彼等所持之每份保華德祥建築認股權證獲提呈現金0.01港元，作為有關代價。

以下乃於本公佈刊登日期，Hollyfield及與其一致行動之人士於保華德祥建築之持股量：

	保華德祥建築股份數目	保華德祥建築投票權百分比率*
在該等收購建議開始之前，Hollyfield及與其一致行動之人士於保華德祥建築之持股量	447,042,556	42.61%
在收購期間內，Hollyfield以每股保華德祥建築股份0.295港元至0.300港元不等之價格購入之保華德祥建築股份	79,126,000	7.54%
已交回及有效之接納文件所包括之保華德祥建築股份	23,809	0.00%
	526,192,365	50.15%

* 根據於本公佈刊登日期之保華德祥建築已發行股份1,049,102,309股計算。

強制收購

倘獲接納之股份收購建議佔有資格接納股份收購建議之保華德祥建築股份90%或以上，則收購人將有權引用法案第102條之強制收購條文之規定，收購餘下之保華德祥建築股份，而保華德祥建築之證券亦會暫停買賣。倘德祥企業及與其一致行動之人士購入保華德祥建築股份95%或以上，則亦可選擇引用法案第103條所賦予之權利，購入餘下之保華德祥建築股份，投資者及保華德祥建築股東在買賣保華德祥建築之證券時務須審慎行事。

承董事會命
德祥企業集團有限公司
公司秘書
羅漢華

承董事會命
保華德祥建築集團有限公司
公司秘書
梅艷紅

香港，二零零二年十二月十二日

德祥企業董事願對本公佈所載資料（有關保華德祥建築之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本公佈所表達之意見（有關保華德祥建築之意見除外）乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

保華德祥建築董事願對本公佈所載資料（有關德祥企業之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本公佈所表達之意見（有關德祥企業之意見除外）乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this composite document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this composite document.

If you are in any doubt as to any aspect of this composite document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in and, or, warrants of Paul Y. - ITC Construction Holdings Limited, you should at once hand this composite document and the accompanying white and pink forms of acceptance to the purchaser, transferee or to the bank manager, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


ITC

ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

OFFERS BY
ANGLO CHINESE CORPORATE FINANCE, LIMITED
ON BEHALF OF

HOLLYFIELD GROUP LIMITED
AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
ITC CORPORATION LIMITED

TO ACQUIRE ALL THE ISSUED SHARES IN, AND WARRANTS OF
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

OTHER THAN THE SHARES AND WARRANTS PRESENTLY OWNED BY
ITC CORPORATION LIMITED
OR ITS WHOLLY OWNED SUBSIDIARIES

Financial adviser to Hollyfield Group Limited

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

Independent financial adviser to the
independent director of Paul Y. - ITC Construction Holdings Limited



PLATINUM
Securities

A letter from the independent director of Paul Y. - ITC Construction Holdings Limited is set out on page 18 of this composite document. A letter from Platinum containing its advice to the independent director of Paul Y. - ITC Construction Holdings Limited is set out on pages 19 to 40 of this composite document.

The procedure for acceptance of the offers is set out on pages 41 to 47 of this composite document and in the accompanying white form of acceptance and pink form of acceptance. Acceptances of the offers should be despatched as soon as possible, by hand or by post, to Paul Y. - ITC Construction Holdings Limited's branch share and warrant registrar, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong and in any event so as to be received by not later than 4:00 p.m. on Friday, 27th December, 2002, or such later time and, or date as the offeror may decide.

6th December, 2002

CONTENTS

Page

Summary of recommendation, the offers and acceptance 1

Expected timetable 2

Definitions 3

Letter from the board of Paul Y. - ITC 7

Letter from Anglo Chinese 12

Letter from the independent Paul Y. - ITC director 18

Letter from Platinum 19

Appendix I – Further terms of the offers 41

Appendix II – Financial information on the Paul Y. - ITC group 48

Appendix III – Property valuation 98

Appendix IV – General and other information 114

Accompanying documents

– White form of acceptance for the share offer

– Pink form of acceptance for the warrant offer

RECOMMENDATION

The letter from Platinum is set out on pages 19 to 40 of this composite document. The letter from the independent Paul Y. - ITC director is set out on page 18 of this composite document.

THE OFFERS

The share offer

The share offer is a conditional cash offer on the following basis:

for each Paul Y. - ITC share .... HK$0.30 in cash

The share offer is conditional upon the offeror having received acceptances in respect of voting rights which, together with voting rights acquired or agreed to be acquired before or during the share offer, will result in the offeror and persons acting in concert with it holding more than 50% of the voting rights of Paul Y. - ITC.

The warrant offer

The warrant offer is a conditional cash offer on the following basis:

for each Paul Y. - ITC warrant .... HK$0.01 in cash

The warrant offer is conditional upon the share offer becoming or being declared unconditional in all respects.

HOW TO ACCEPT THE OFFERS

The procedure for acceptance of the offers are set out on pages 41 to 47 of this composite document and the accompanying forms of acceptance.

Assuming the offers become or are declared unconditional on Friday, 13th December, 2002, acceptances of the offers must be received by not later than 4:00 p.m. on Friday, 27th December, 2002, or such later time as the offeror may decide subject to the Takeovers Code. You are encouraged to read the section headed "Expected timetable" set out in the composite document and the section headed "Acceptance period and revisions" in appendix I set out on page 44 of this composite document carefully.

Paul Y. - ITC shareholders and the Paul Y. - ITC warrantholders are encouraged to read the composite document carefully before they take any action in respect of the share offer or the warrant offer respectively.

EXPECTED TIMETABLE

Offers open .... Friday, 6th December, 2002

Closing date[1] .... 4:00 p.m. on Friday, 27th December, 2002

First date an acceptor of the offers could withdraw his acceptance
if the offers have not become unconditional[2] .... Friday, 17th January, 2003

Long stop date[3] ....Tuesday, 4th February, 2003

Notes:

(1) Under the Takeovers Code, the offers must be open for acceptance for at least 21 days following the date on which this composite document is posted.

(2) Under the Takeovers Code, if the share offer has not become or been declared unconditional by 17th January, 2003, being the day falling 21 days from the closing date, an acceptor of the share offer or the warrant offer shall be entitled to withdraw his acceptance. This entitlement to withdraw shall be exercisable until such time as the share offer becomes or is declared unconditional.

(3) As required by the Takeovers Code, where the offers become or are declared unconditional, it should remain open for acceptance for not less than 14 days thereafter. If the offers become or are declared unconditional on 4th February, 2003, the first date on which the offers may close is 18th February, 2003. The offeror reserves the right to extend the offers until such date as it may determine in accordance with the Takeovers Code (or as permitted by the Executive in accordance with the Takeovers Code). The offeror will, itself or through ITC Corporation, issue a press announcement in relation to any extension of the offers, which announcement will state either the next closing date or that the offers will remain open until further notice. In the latter case, at least 14 days notice in writing must be given before the offers are closed to those Paul Y. - ITC shareholders and Paul Y. - ITC warrantholders who have not accepted the offers.

(4) Under the Takeovers Code, in order to be valid, acceptances must be received by 4:00 p.m. on the relevant closing date. Acceptances received after 4:00 p.m. on such closing date will only be valid if the offers are revised or extended before the closing date, or if the offers have become or been declared unconditional by 4:00 p.m. on such closing date.

(5) Cheques in respect of the relevant consideration for any acceptance of the offers will be posted within 10 days of the later of (i) the date on which the offers become or are declared unconditional and (ii) the receipt of all the relevant documents by the share and warrant registrar to render the acceptance under the offers complete and valid, at the risk of the accepting Paul Y. - ITC shareholders or Paul Y. - ITC warrantholders, as the case may be.

In this composite document, the following expressions have the meanings set out below unless the context requires otherwise:

"Act"	the Companies Act 1981 of Bermuda
"Anglo Chinese"	Anglo Chinese Corporate Finance, Limited, an investment adviser and dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"board of Paul Y. - ITC"	the board of directors of Paul Y. - ITC
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Clearing
"closing date"	27th December, 2002 being the 21st day after the despatch of the composite document and the closing date of the offers unless the offers are revised or extended or become unconditional
"composite document"	this composite offer and response document dated 6th December, 2002 despatched jointly by ITC Corporation and Paul Y. - ITC in relation to the offers
"Dr. Charles Chan"	Dr. Chan Kwok Keung, Charles, the chairman of Paul Y. - ITC and a substantial shareholder of Paul Y. - ITC
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegates of the Executive Director
"forms of acceptance"	white form of acceptance and pink form of acceptance
"Hollyfield" or "offeror"	Hollyfield Group Limited, an indirect wholly owned subsidiary of ITC Corporation
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Clearing"	Hong Kong Securities Clearing Company Limited
"independent Paul Y. - ITC director"	the independent director of Paul Y. - ITC, Mr. Kwok Shiu Keung, Ernest
"independent Paul Y. - ITC shareholders"	Paul Y. - ITC shareholders other than ITC Corporation and its associates

"independent Paul Y. - ITC warrantholders "	Paul Y. - ITC warrantholders other than ITC Corporation and its associates
"ITC Corporation"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"ITC Corporation group"	ITC Corporation and its subsidiaries
"joint announcement"	the joint announcement made by Paul Y. - ITC and ITC Corporation on 25th October, 2002
"latest practicable date"	3rd December, 2002, being the latest practicable date prior to the printing of this composite document for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"long stop date"	midnight of 4th February, 2003, being the 60th day after the date of posting of this composite document by which the offers may become or be declared unconditional as to acceptances, or such later date as may be consented to by the Executive
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules
"offer period"	the period commencing from 25th October, 2002, being the date of the joint announcement giving, amongst other things, details on the offers until whichever is the latest of (a) the date which the offers close for acceptances and (b) the date when the offers lapse
"offers"	the share offer and warrant offer
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Paul Y. - ITC director(s)"	the director(s) of Paul Y. - ITC
"Paul Y. - ITC group"	Paul Y. - ITC and its subsidiaries
"Paul Y. - ITC shareholder(s)"	holders of Paul Y. - ITC shares
"Paul Y. - ITC share(s)"	ordinary share(s) of HK$0.10 each in the share capital of Paul Y. - ITC

"Paul Y. - ITC warrant(s)"	warrant(s) of Paul Y. - ITC carrying rights to subscribe in cash up to an aggregate amount of HK$81,968,139.60 for Paul Y. - ITC shares at an initial subscription price of HK$0.40 per Paul Y. - ITC share, subject to adjustment, at any time from 1st March, 2002 up to and including 29th August, 2003 and, for the purpose of this composite document, the expression "per Paul Y. - ITC warrant" or similar expressions shall mean each subscription unit of HK$0.40 each in which the subscription rights under the Paul Y. - ITC warrants may be exercised
"Paul Y. - ITC warrantholder(s)"	holder(s) of Paul Y. - ITC warrant(s)
"pink form of acceptance"	the pink form of acceptance and transfer for the warrant offer which accompanies this composite document
"Platinum"	Platinum Securities Company Limited, an investment adviser and a securities dealer registered under the Securities Ordinance (Chapter 333 of the laws of Hong Kong), which has been appointed as the independent financial adviser to the independent Paul Y. - ITC director
"PRC"	The People's Republic of China and for the purpose of this composite document, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"RHL"	RHL Appraisal Limited, an independent professional property valuer
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SFC"	the Securities and Futures Commission
"share and warrant registrar"	Secretaries Limited, the branch share and warrant registrar of Paul Y. - ITC, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong
"share offer"	voluntary conditional cash offer of HK$0.30 per Paul Y. - ITC share to acquire all the issued shares in Paul Y. - ITC, other than those Paul Y. - ITC shares presently owned by ITC Corporation or its wholly owned subsidiaries, on the terms and conditions set out in this composite document and the white form of acceptance
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"warrant offer"	cash offer of HK$0.01 per Paul Y. - ITC warrant to acquire all the outstanding Paul Y. - ITC warrants, other than those Paul Y. - ITC warrants presently owned by ITC Corporation or its wholly owned subsidiaries, on the terms and conditions set out in this composite document and the pink form of acceptance
"white form of acceptance"	the white form of acceptance and transfer for the share offer which accompanies this composite document
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-Executive Directors*

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

6th December, 2002

To the Paul Y. - ITC shareholders and the Paul Y. - ITC warrantholders

Dear Sir or Madam,

OFFERS FOR THE ISSUED SHARES IN, AND WARRANTS OF, PAUL Y. - ITC

INTRODUCTION

The respective boards of directors of ITC Corporation and Paul Y. - ITC announced on 25th October, 2002 that, conditional upon the approval of the independent shareholders of ITC Corporation and the board of Paul Y. - ITC agreeing to take no further steps to implement the group reorganisation announced on 7th October, 2002, the offeror through Anglo Chinese will make a voluntary conditional cash offer at the price of HK$0.30 for each Paul Y. - ITC share, other than the shares presently owned by ITC Corporation or its wholly owned subsidiaries. Conditional upon the share offer becoming unconditional, an offer will also be made for all the outstanding Paul Y. - ITC warrants at the price of HK$0.01 per Paul Y. - ITC warrant in cash, other than those warrants presently owned by ITC Corporation or its wholly owned subsidiaries.

The making of the share offer is conditional upon the fulfillment of certain preconditions. Upon the passing of the ordinary resolution at the special general meeting of ITC Corporation on 4th December, 2002 approving the making of the offers, all the preconditions to which the making of the share offer was subject have been fulfilled.

The purpose of this composite document is to provide you with, among other things, the information relating to the offeror and the offers, and to set out the letter from the independent Paul Y. - ITC director containing his advice to the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders on the offers and the letter from Platinum containing its advice to the independent Paul Y. - ITC director in respect of the offers. Terms defined in the composite document shall have the same meanings when used in this letter unless the context defines otherwise.

OFFER FOR THE PAUL Y. - ITC SHARES

Anglo Chinese is making, on behalf of the offeror, the offer to acquire all the issued shares in Paul Y. - ITC, other than those shares presently owned by ITC Corporation or its wholly owned subsidiaries, on the following basis:

for each Paul Y. - ITC share .... HK$0.30 in cash

and on the terms and the condition set out in the composite document and the accompanying white form of acceptance. The Paul Y. - ITC shares to be acquired under the share offer will be acquired free from all liens, charges, equities, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attached or accruing thereto on or after 25th October, 2002, the date of the joint announcement, including the right to receive all dividends and distributions declared, paid or made on or after that date, save for the 2002 final dividend of HK$0.01 per Paul Y. - ITC share paid on 31st October, 2002.

Seller's ad valorem stamp duty in connection with the acceptance of the share offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration will be payable by the accepting Paul Y. - ITC shareholders and will be deducted from the consideration payable on acceptance of the share offer.

As at the latest practicable date, ITC Corporation and its concert parties held 447,042,556 Paul Y. - ITC shares representing approximately 42.61% of the issued share capital of Paul Y. - ITC.

OFFER FOR THE PAUL Y. - ITC WARRANTS

Conditional upon the share offer becoming unconditional, Anglo Chinese will make, on behalf of the offeror, the offer for all the outstanding Paul Y. - ITC warrants, which carry a subscription price of HK$0.40 each, other than those Paul Y. - ITC warrants presently owned by ITC Corporation or its wholly owned subsidiaries on the following basis:

for each Paul Y. - ITC warrant .... HK$0.01 in cash

and on the terms and the condition set out in the composite document and the accompanying pink form of acceptance. The Paul Y. - ITC warrants to be acquired under the warrant offer will be acquired free from all liens, charges, equities, encumbrances, rights of pre-emption and any other third party rights of any nature.

Seller's ad valorem stamp duty in connection with the acceptance of the warrant offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration will be payable by the accepting Paul Y. - ITC warrantholders and will be deducted from the consideration payable on acceptance of the warrant offer.

As at the latest practicable date, ITC Corporation and its concert parties owned 86,485,747 Paul Y. - ITC warrants, representing approximately 42.20% of the outstanding Paul Y. - ITC warrants.

OPTIONS

Outstanding options to subscribe for up to 16,100,000 Paul Y. - ITC shares have been issued by Paul Y. - ITC to certain of its executive directors and employees at a subscription price of HK$0.5552 each. The holders of the outstanding options have all agreed not to accept an offer for their options should an offer be made at a nominal value, which is the offer required by the Takeovers Code. As all the option holders have agreed not to accept such an offer, no offer will be made to cancel the outstanding options.

INTENTIONS OF ITC CORPORATION REGARDING PAUL Y. - ITC

The offers will not of themselves result in any changes in the business or the continued employment of the employees of Paul Y. - ITC or any of its subsidiaries.

THE WITHDRAWAL OF THE PROPOSED GROUP REORGANISATION

The respective boards of directors of ITC Corporation and Paul Y. - ITC consider that the share offer provides a more certain prospect to Paul Y. - ITC shareholders to realise all or a portion of their investment in Paul Y. - ITC than the group reorganisation announced on 7th October, 2002 and that the terms of the share offer are more attractive than the terms of the group reorganisation. Paul Y. - ITC shareholders will be able to realise all or a portion of their investment at a substantial premium to the prevailing market price without the requirement for the support of any other Paul Y. - ITC shareholders.

The compulsory acquisition of Paul Y. - ITC shares will only occur if the share offer receives a very high level of acceptances. It is for these reasons that Paul Y. - ITC has agreed to the withdrawal of the group reorganisation and its substitution by the share offer.

INFORMATION ON THE OFFEROR

Your attention is drawn to the section headed "Information on the offeror and ITC Corporation" set out in the letter from Anglo Chinese on pages 16 to 17 of the composite document.

INFORMATION ON PAUL Y. - ITC

The Paul Y. - ITC group's principal business includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. In addition to its investment in its major associate, Downer EDI Limited, it has strategic investment in China Strategic Holdings Limited, companies engaged in installation and maintenance of escalators and elevators and provision of specialised business solution for construction industry.

The financial information of Paul Y. - ITC extracted from the audited consolidated financial statements of Paul Y. - ITC for the two financial years ended 31st March, 2002 is as follows:

	Year ended 31st March	
	2002	**2001**
	HK$'000	*HK$'000*
Turnover	5,343,810	10,803,255
Profit (loss) before taxation	125,243	(313,144)
Taxation	47,935	49,953
Profit (loss) after taxation	77,308	(363,097)
Minority interests	6,605	91,343
Profit (loss) attributable to shareholders	70,703	(454,440)
	HK$	*HK$*
Earnings (loss) per share		
– basic	0.071	(0.463)
– diluted	0.068	(0.471)
Dividend per share	0.020	0.020

RECOMMENDATIONS

Your attention is drawn to the letters from the independent Paul Y. - ITC director and Platinum set out on page 18 and pages 19 to 40, respectively, of the composite document containing their recommendation and advice in respect of the offers.

FURTHER INFORMATION

Your attention is also drawn to the letters from Anglo Chinese, the independent Paul Y. - ITC director and Platinum, and appendix I to the composite document, which set out the terms, conditions and procedures for acceptance of the offers, and the other appendices to the composite document, which contain financial information on the Paul Y. - ITC group, the property valuation report prepared by RHL and the information required to be given to recipients of the offers under the Takeovers Code.

Yours faithfully,
For and on behalf of
Paul Y. - ITC Construction Holdings Limited
Lau Ko Yuen, Tom
Deputy Chairman

ANGLO CHINESE
CORPORATE FINANCE, LIMITED
40th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong



6th December, 2002

To the Paul Y. - ITC shareholders and
the Paul Y. - ITC warrantholders

Dear Sir or Madam,

OFFERS FOR THE ISSUED SHARES IN, AND WARRANTS OF, PAUL Y. - ITC

INTRODUCTION

The respective boards of directors of ITC Corporation and Paul Y. - ITC announced on 25th October, 2002 that, conditional upon the approval of the independent shareholders of ITC Corporation and the board of Paul Y. - ITC agreeing to take no further steps to implement the group reorganisation announced on 7th October, 2002, the offeror through Anglo Chinese will make a voluntary conditional cash offer at the price of HK$0.30 for each Paul Y. - ITC share, other than the shares presently owned by ITC Corporation or its wholly owned subsidiaries. Conditional upon the share offer becoming unconditional, an offer will also be made for all the outstanding Paul Y. - ITC warrants at the price of HK$0.01 per Paul Y. - ITC warrant in cash, other than those warrants presently owned by ITC Corporation or its wholly owned subsidiaries.

The making of the share offer is conditional upon the fulfillment of certain preconditions. Upon the passing of the ordinary resolution at the special general meeting of ITC Corporation on 4th December, 2002 approving the making of the offers, all the preconditions to which the making of the share offer was subject have been fulfilled.

OFFER FOR THE SHARES IN PAUL Y. - ITC

Anglo Chinese hereby offers, on behalf of the offeror, to acquire all the issued shares in Paul Y. - ITC, other than those shares presently owned by ITC Corporation or its wholly owned subsidiaries on the following basis:

for each Paul Y. - ITC share . . . . HK$0.30 in cash

and on the terms and the condition set out in the composite document and the accompanying white form of acceptance. The Paul Y. - ITC shares to be acquired under the share offer will be acquired free from all liens, charges, equities, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attached or accruing thereto on or after 25th October, 2002, the date of

the joint announcement, including the right to receive all dividends and distributions declared, paid or made on or after that date, save for the 2002 final dividend of HK$0.01 per Paul Y. - ITC share paid on 31st October, 2002.

Seller's ad valorem stamp duty in connection with the acceptance of the share offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration will be payable by the accepting Paul Y. - ITC shareholders and will be deducted from the consideration payable on acceptance of the share offer.

As at the latest practicable date, ITC Corporation and its concert parties held 447,042,556 Paul Y. - ITC shares representing approximately 42.61% of the issued share capital of Paul Y - ITC.

CONDITION OF THE SHARE OFFER

The share offer is conditional upon the offeror having received acceptances in respect of voting rights attached to Paul Y. - ITC shares which, together with any voting rights acquired or agreed to be acquired before or during the offer period, will result in ITC Corporation and any person acting in concert with it holding more than 50% of the voting rights attaching to the Paul Y. - ITC shares.

OFFER FOR THE PAUL Y. – ITC WARRANTS

Conditional upon the share offer becoming unconditional, Anglo Chinese hereby offers, on behalf of the offeror, to acquire all the outstanding Paul Y. - ITC warrants, which carry a subscription price of HK$0.40 each, other than those warrants presently owned by ITC Corporation or its wholly owned subsidiaries, on the following basis:

for each Paul Y. – ITC warrant .... HK$0.01 in cash

and on the terms and the condition set out in the composite document and the accompanying pink form of acceptance. The Paul Y. - ITC warrants to be acquired under the warrant offer will be acquired free from all liens, charges, equities, encumbrances, rights of pre-emption and any other third party rights of any nature.

Seller's ad valorem stamp duty in connection with the acceptance of the warrant offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration will be payable by the accepting Paul Y. - ITC warrantholders and will be deducted from the consideration payable on acceptance of the warrant offer.

As at the latest practicable date, ITC Corporation and its concert parties owned 86,485,747 Paul Y. - ITC warrants, representing approximately 42.20% of the outstanding Paul Y. - ITC warrants.

VALUATION OF THE OFFERS

The consideration payable under the offers represents:

- a premium of approximately 42.9% to the closing price of HK$0.21 per Paul Y. - ITC share and the same price as the closing price of the Paul Y. - ITC warrants of HK$0.01 per warrant as quoted on the Stock Exchange on 22nd October, 2002, being the last trading day on which Paul Y. - ITC shares and Paul Y. - ITC warrants were traded on the Stock Exchange prior to the suspension of trading of securities in Paul Y. - ITC;

- a premium of approximately 43.0% to the weighted average closing price of approximately HK$0.2098 per Paul Y. - ITC share and the same price as the average closing price of the Paul Y. - ITC warrants of HK$0.01 per warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including 22nd October, 2002;

- a premium of approximately 46.3% to the weighted average closing price of approximately HK$0.2050 per Paul Y. - ITC share and the same price as the average closing price of the Paul Y. - ITC warrants of HK$0.01 per warrant as quoted on the Stock Exchange for the thirty trading days up to and including 22nd October, 2002;

- a premium of approximately 26.8% to the weighted average closing price of approximately HK$0.2366 per Paul Y. - ITC share as quoted on the Stock Exchange for the six month period up to and including 22nd October, 2002. No comparative figure is given for Paul Y. - ITC warrants as they have been in issue for less than six months; and

- a premium of approximately 9.1% to the closing price of HK$0.275 per Paul Y. - ITC share and the same price as the closing price of the Paul Y. - ITC warrants of HK$0.01 per warrant as quoted on the Stock Exchange on the latest practicable date.

The consideration payable under the share offer represents a discount of 89.6% on the net asset value per Paul Y. - ITC share of HK$2.889 based on the audited accounts of Paul Y. - ITC as at 31st March, 2002 and 1,036,744,924 Paul Y. - ITC shares in issue as at 31st March, 2002.

Based on the existing 1,049,102,309 Paul Y. - ITC shares in issue as at the latest practicable date, the consideration per Paul Y. - ITC share payable under the share offer values the entire issued share capital of Paul Y. - ITC at approximately HK$314.7 million. Based on the outstanding 204,920,349 Paul Y. - ITC warrants, the consideration payable under the warrant offer values the outstanding Paul Y. - ITC warrants at approximately HK$2.0 million.

OPTIONS

Outstanding options to subscribe for up to 16,100,000 Paul Y. - ITC shares have been issued by Paul Y. - ITC to certain of its executive directors and employees at a subscription price of HK$0.5552 each. The holders of the outstanding options have all agreed not to accept an offer for their options should an offer be made at a nominal value, which is the offer required by the Takeovers Code. As all the option holders have agreed not to accept such an offer, no offer will be made to cancel the outstanding options.

FINANCING

Dr. Charles Chan has agreed to finance the offers in full by granting to ITC Corporation on 28th October, 2002, a term loan facility of up to HK$180 million on an unsecured basis and on normal commercial terms, if so requested by ITC Corporation. In addition, the payment of interest on and repayment of such loan will not depend on the business of Paul Y. - ITC. Anglo Chinese confirms that Dr. Charles Chan has sufficient resources available to him to make available funds to ITC Corporation to enable the offeror to satisfy full acceptance of the offers. The offeror has also confirmed that, subsequent to the offers, it is not their current intention to dispose of the material underlying assets of Paul Y. - ITC except in the ordinary course of business.

OVERSEAS HOLDERS

As the making of the offers to overseas holders may be affected by the laws of the relevant jurisdictions, overseas holders should inform themselves about and observe any and all applicable legal requirements.

It is the responsibility of any overseas holders who wish to accept the share offer or the warrant offer, as the case may be, to take any action in relation thereto, to satisfy themselves as to the full observance of the laws of any relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consent which may be required and compliance with other necessary formalities or legal requirements. Any such overseas holders will be responsible for the payment of any transfer or other taxes by whomsoever payable due in respect of that jurisdiction and the offeror or Anglo Chinese and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such overseas holders for any such transfer or other taxes as such person may be required to pay.

UNDERTAKINGS BY ITC CORPORATION

ITC Corporation has undertaken to Paul Y. - ITC that it will stand in the market to purchase such number of Paul Y. - ITC shares so as to increase its shareholding in Paul Y. - ITC to over 50% of its issued share capital, provided it is not required to pay more than HK$0.30 per Paul Y. - ITC share.

UNDERTAKINGS BY DR. CHARLES CHAN

Dr. Charles Chan has undertaken to ITC Corporation that he will provide ITC Corporation with the finance to enable the offeror to satisfy full acceptance of the offers, as referred to above.

INTENTIONS OF ITC CORPORATION REGARDING PAUL Y. - ITC

The offers will not of themselves result in any changes in the business or the continued employment of the employees of Paul Y. - ITC or any of its subsidiaries.

COMPULSORY ACQUISITION

In the event that acceptances of the share offer amounts to 90% or more of the Paul Y. - ITC shares which were subject to the share offer, the offeror will avail itself of the compulsory purchase provisions of section 102 of the Act to acquire the balance of the Paul Y. - ITC shares. In the event that ITC Corporation and its concert parties acquire 95% or more of the Paul Y. - ITC shares, alternatively it may exercise its rights under section 103 of the Act to acquire the balance of the Paul Y. - ITC shares.

MAINTENANCE OF THE LISTING OF PAUL Y. - ITC

If on the closing date of the share offer, the offeror is unable to acquire compulsorily the balance of the Paul Y. - ITC shares under the Act, then it intends to maintain the listing of Paul Y. - ITC on the Stock Exchange after closing of the share offer. The offeror, will undertake to the Stock Exchange that following the closing of the share offer, appropriate steps will be taken to ensure that not less than 25% of the Paul Y. - ITC shares will be held by the public. When the share offer closes, should there be less than 25% of the Paul Y. - ITC shares in public hands, the offeror, will take appropriate steps which may include, placing down its shareholding interest in Paul Y. - ITC to independent third parties within one month after closing of the share offer. The Stock Exchange has stated that if, at the closing of the share offer, less than 25% of the Paul Y. - ITC shares are held by the general public or the Stock Exchange believes that:

- a false market exists or may exist in the Paul Y. - ITC shares; or
- there are too few Paul Y. - ITC shares in public hands to maintain an orderly market,

then it will consider exercising its discretion to suspend trading in Paul Y. - ITC shares. In this connection, it should be noted that upon completion of the share offer, there may be an insufficient public float for the Paul Y. - ITC shares and, therefore, trading in the Paul Y. - ITC shares may be suspended until a sufficient level of public float is attained.

THE REASONS FOR THE SHARE OFFER

To the extent that ITC Corporation, through Hollyfield, is successful in acquiring shares in Paul Y. - ITC either through market purchases or through acceptances of the share offer, it will increase ITC Corporation's controlling interest in Paul Y. - ITC at a substantial discount to Paul Y. - ITC's underlying net asset value.

INFORMATION ON THE OFFEROR AND ITC CORPORATION

The offeror

The offeror is a company incorporated in Samoa on 18th January, 1996 with limited liability and is an indirectly wholly owned subsidiary of ITC Corporation. The offeror is an investment holding company established for the purpose of holding ITC Corporation's interests in the securities of Paul Y. - ITC. The directors of the offeror are Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna and Mr. Chan Fut Yan.

ITC Corporation

ITC Corporation is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies including, in addition to Paul Y. - ITC and its strategic investments in Downer EDI Limited and China Strategic Holdings Limited, interests in Hanny Holdings Limited, Burcon NutraScience Corporation, Star East Holdings Limited, M Channel Corporation Limited, Sing Pao Media Group Limited, Ananda Wing On Travel (Holdings) Limited, China Land Group Limited, China Enterprises Limited and Australia Net.Com Limited. The ITC Corporation group is principally engaged in investment and property holding, provision of finance, and trading of building materials and machinery.

FURTHER TERMS OF THE OFFERS

The attention of the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders are drawn to appendix I to the composite document setting out further terms of the offers, including the procedure for acceptance, the acceptance period and revisions of the share offer and the warrant offer.

ADDITIONAL INFORMATION

Your attention is drawn to the further information contained in the appendices to the composite document.

GENERAL INFORMATION

Your attention is drawn to the letter from the board of Paul Y. - ITC set out on pages 7 to 11 of the composite document; the letter from the independent Paul Y. - ITC director to the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders set out on page 18 of the composite document; and the letter of advice from Platinum to the independent Paul Y. - ITC director set out on pages 19 to 40 of the composite document.

Yours faithfully,
For and on behalf of
Anglo Chinese Corporate Finance, Limited
Stephen Clark
Managing Director


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

6th December, 2002

To the independent Paul Y. - ITC shareholders and independent Paul Y. - ITC warrantholders

Dear Sir or Madam,

OFFERS FOR THE ISSUED SHARES IN, AND WARRANTS OF, PAUL Y. - ITC

I have been appointed by the board of Paul Y. - ITC to advise you in connection with the offers. Details of the offers are contained in the letter from the board of Paul Y. - ITC dated 6th December, 2002 set out on pages 7 to 11 of the composite document to the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders dated 6th December, 2002 of which this letter forms part. Terms defined in the composite document shall have the same meanings when they are used in this letter unless the context otherwise requires.

I wish to draw your attention to the letter from the board of Paul Y. - ITC, the letter from Anglo Chinese set out on pages 12 to 17 of the composite document and the letter of advice from Platinum set out on pages 19 to 40 of the composite document. I have considered and discussed with Platinum its letter and the matters, factors and advice contained therein. Having taken the aforesaid into account, I concur with Platinum's advice and recommend the independent Paul Y. - ITC shareholders to take the action in respect of the share offer set out in the letter from Platinum.

I consider the warrant offer to be an appropriate offer and advise the independent Paul Y. - ITC warrantholders to take the action in respect of the warrant offer set out in the letter from Platinum.

Notwithstanding my recommendations, the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders should consider carefully the terms and conditions of the offers.

Yours faithfully,
the independent director of
Paul Y. - ITC Construction Holdings Limited
Kwok Shiu Keung, Ernest



PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

Paul Y. - ITC Construction Holdings Limited
31/F., Paul Y. Centre,
51 Hung To Road,
Kwun Tong, Kowloon
Hong Kong

6 December 2002

To the independent Paul Y. - ITC director

Dear Sir,

**OFFERS FOR
THE ISSUED SHARES IN, AND WARRANTS OF,
PAUL Y. - ITC**

INTRODUCTION

We refer to our appointment as the independent financial adviser to the independent Paul Y. - ITC director in respect of the offers, details of which are set out in the composite document dated 6 December 2002 to the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders of which this letter forms part. Unless otherwise defined, terms used in this letter shall have the same meanings as defined in the composite document unless the context otherwise requires.

As the independent financial adviser to the independent Paul Y. - ITC director, our role is to give an independent opinion as to whether or not the terms of the offers are fair and reasonable as far as the interests of the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders are concerned. We are independent from, and not connected nor acting in concert with, the offeror, Paul Y. - ITC and their respective associates or parties acting in concert with any of them and accordingly, are considered suitable to give independent advice on the offers.

In formulating our opinion, we have relied on the accuracy of the information and facts supplied by, the opinions expressed by and the representations of, the directors and management of Paul Y. - ITC concerning the offers, including those facts, opinions and representations set out in the composite document. We have assumed that all such information was true at the time it was made available to us and continues to be true at the date hereof. The Paul Y. - ITC directors have confirmed that they take full responsibility for the contents of the composite document in so far as it relates to the Paul Y. - ITC group. We have no reason to believe that such information is inaccurate or that any material facts have been omitted or withheld from the information supplied or opinions expressed in the composite document. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the Paul Y. - ITC group. The Paul Y. - ITC directors have confirmed that no material facts have been omitted from the information supplied to us. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation regarding the offers.

We have not considered the tax implications on the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders of their acceptances or non-acceptances of the share offer and the warrant offer respectively, since this is particular to their own individual circumstances. In particular, independent Paul Y. - ITC shareholders and independent Paul Y. - ITC warrantholders who are residents outside Hong Kong may be subject to overseas taxation as well as Hong Kong taxation on securities dealings and should consider their own tax position with regards to the share offer and the warrant offer respectively and, if in any doubt, they should consult their own professional advisers.

THE INDEPENDENT PAUL Y. - ITC DIRECTOR

The board of Paul Y. - ITC as at the latest practicable date comprises five executive directors, namely Dr. Charles Chan, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna, and Mr. Cheung Hon Kit, and two independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest. As all the five executive directors of Paul Y. - ITC are also directors of ITC Corporation, they are not considered independent to advise the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders in respect of the share offer and the warrant offer. Mr. Cheung Ting Kau, Vincent, an independent non-executive director of Paul Y. - ITC is considered not suitable to be appointed as the independent Paul Y. - ITC director due to him being one of the partners of Vincent T. K. Cheung, Yap & Co. which has, during the past two years from the publication date of the joint announcement, provided general legal services not connected with the offers to ITC Corporation group and Paul Y. - ITC group. Therefore, the remaining independent non-executive directors of Paul Y. - ITC, namely Mr. Kwok Shiu Keung, Ernest, who has confirmed that he does not hold any securities in Paul Y. - ITC, is not involved in the daily operations of Paul Y. - ITC and is not connected to the subsidiaries of Paul Y. - ITC and ITC Corporation, their respective controlling shareholder and chief executive, the Paul Y. - ITC directors, their respective families or associates, has been appointed as the independent Paul Y. - ITC director to advise the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders in respect of the share offer and the warrant offer respectively. We have discussed with the independent Paul Y. - ITC director all questions and comments that he has so as to help ensure that the information received by him, including our letter, is adequate to help him make his recommendation to the independent Paul Y. - ITC shareholders and independent Paul Y. - ITC warrantholders.

BACKGROUND OF THE OFFERS

The offers follow the fulfillment of the preconditions of the share offer as highlighted in the section headed "Introduction" in the letter from the board of Paul Y. - ITC in the composite document.

Anglo Chinese, on behalf of the offeror, is making an offer to acquire all the issued shares of Paul Y. - ITC other than those already held by ITC Corporation or its wholly-owned subsidiaries on the following basis:

for each Paul Y. - ITC share .... HK$0.30 in cash (the "Share Offer Price")

As at the latest practicable date, ITC Corporation and its concert parties held 447,042,556 Paul Y. - ITC shares representing approximately 42.61% of the issued share capital of Paul Y. - ITC.

The share offer is conditional upon ITC Corporation having received acceptances in respect of voting rights attached to the Paul Y. - ITC shares, which together with any voting rights acquired or agreed to be acquired before or during the share offer, will result in ITC Corporation and any person acting in concert with it holding more than 50% of the voting rights attaching to the Paul Y. - ITC shares.

In the event that acceptance to the share offer amounts to 90% or more of the Paul Y. - ITC shares which were subject to the share offer, the offeror will avail itself of the compulsory purchase provisions of section 102 of the Act to acquire the balance of the Paul Y. - ITC shares. In the event that ITC Corporation and its concert parties acquire 95% or more of the Paul Y. - ITC shares, alternatively it may exercise its rights under section 103 of the Act to acquire the balance of the Paul Y. - ITC shares.

Conditional upon the share offer becoming unconditional, Anglo Chinese will make an offer on behalf of the offeror for all the outstanding Paul Y. - ITC warrants, which carry a subscription price of HK$0.40 each, other than those Paul Y. - ITC warrants presently owned by ITC Corporation or its wholly-owned subsidiaries on the following basis:

for each Paul Y. - ITC warrant ....HK$0.01 in cash (the "Warrant Offer Price")

As at the latest practicable date, ITC Corporation and its concert parties owned 86,485,747 Paul Y. - ITC warrants, representing approximately 42.20% of the outstanding Paul Y. - ITC warrants.

Further details of the offers have been stated in the letter from Anglo Chinese contained in the composite document.

As stated in the letter from the board of Paul Y. - ITC, as at the latest practicable date, outstanding options to subscribe for up to 16,100,000 Paul Y. - ITC shares have been issued by Paul Y. - ITC to certain of its executive directors and employees at a subscription price of HK$0.5552 each. As stated in the section headed "Options" as set out in the letter from the board of Paul Y. - ITC in the composite document, the holders of the outstanding options have all agreed not to accept an offer for their options should an offer be made at a nominal value, which is the offer required by the Takeovers Code. As all the holders of the outstanding options have agreed not to accept such an offer, no offer will be made to cancel the outstanding options. Accordingly, we will only opine on the fairness and reasonableness of the terms of the share offer and the warrant offer.

SHARE OFFER

In giving at our opinion as to the fairness and reasonableness of the share offer, we have taken into consideration the following principal factors:

1. Business and financial performance of the Paul Y. - ITC group

As detailed in the section headed "Information on Paul Y. - ITC" in the letter from the board of Paul Y. - ITC in the composite document, the principal business of the Paul Y. - ITC group (the "Principal Business") includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. In addition, Paul Y. - ITC has two substantial listed investments, namely an approximate 36.57% equity interest in Downer EDI Limited ("Downer EDI", together with its subsidiaries, the "Downer Group"), an Australian listed company providing comprehensive engineering and infrastructure management services to the public and private rail, road, power, telecommunication, mining and resources sector in the Asian-Pacific region, and an approximate 14.55% equity interest in China Strategic Holdings Limited ("China Strategic"), a Hong Kong listed company engaging in the business of tire manufacturing, property investment and development, manufacturing, retailing and distribution of medicine and health products, hotel operations, and the provision of travel agency services.

Set out in the table below is a summary of the financial information of the Paul Y. - ITC group as extracted from the annual reports of Paul Y. - ITC for the three years ended 31 March 2002.

Table 1: Summary of financial information of the Paul Y. - ITC group for the three years ended 31 March 2002

	Financial year ended 31 March,		
	2000	2001	2002
	HK$(million)	*HK$(million)*	*HK$(million)*
	(As restated)	(As restated)	
Turnover	11,111.68	10,803.26	5,343.81
Operating profit before taxation	132.91	191.18	18.19
Operating profit margin	1.20%	1.77%	0.34%
Finance costs	(220.23)	(211.65)	(38.30)
Investment income/(expenses) – net	94.38	(18.74)	39.58
Gain/(loss) on disposal and dilution of interests in subsidiaries and an associate	171.41	(289.19)	(6.69)
Share of results of associates	59.69	14.97	103.90
Share of results of jointly controlled entities	–	0.29	8.56
Profit/(loss) attributable to Paul Y. - ITC shareholders	85.25	(454.44)	70.70
Earnings/(loss) per share – basic *(HK$)*	0.10	(0.46)	0.07
Net assets	3,337.42	2,834.90	2,995.03
Return on equity	2.56%	n/a	2.36%
Gearing	68.94%	20.27%	23.18%

Sources: Annual reports of Paul Y. - ITC

As shown in Table 1 above, the profitability of the Paul Y. - ITC group showed a volatile pattern. For the three years ended 31 March 2002, Paul Y. - ITC recorded a profit of approximately HK$85 million, a loss of approximately HK$454 million and a profit of approximately HK$71 million respectively. Whilst the consolidated net asset value of Paul Y. - ITC remained in the region from the lowest of approximately HK$2,835 million to the highest of approximately HK$3,337 million during the period under review, the return on equity was volatile and uncertain. For the year ended 31 March 2002, the return on equity was approximately 2.36%. Due to redemption of convertible bonds of approximately HK$1,027 million and the exclusion of debts of the Downer Group when it became an associate of the Paul Y. - ITC group, the gearing ratio of the Paul Y. - ITC group decreased from approximately 68.9% as at 31 March 2000 to approximately 20.3% as at 31 March 2001. The gearing ratio of the Paul Y. - ITC group slightly increased to approximately 23.2% as at 31 March 2002.

Year ended 31 March 2000

For the year ended 31 March 2000, the Paul Y. - ITC group recorded a turnover and net profit of approximately HK$11,112 million and HK$85 million respectively. As stated in the 2000 annual report of Paul Y. - ITC, Hong Kong was by far, the major revenue source for the Paul Y. - ITC group, accounting for approximately 56.9% of total turnover. However it accounted for approximately 13.8% of operating profit only. It is our understanding from the Paul Y. - ITC directors that this is mainly due to the adverse performance of the civil engineering activities in Hong Kong. However the Paul Y. - ITC group benefited from the good performance of mining activities in Australia via its interest in the Downer Group. While Australia accounted for approximately 20.5% of total turnover, it accounted for

approximately 37.6% of operating profit of the Paul Y. - ITC group. In addition, share of results of associates registered a profit of approximately HK$60 million. Investment income and profit on disposal of subsidiaries and associates amounted to approximately HK$94 million and HK$171 million respectively. The profit on disposal of subsidiaries and associates was mainly attributable from the deemed disposal of interest in New World CyberBase Limited ("CyberBase") from approximately 74.3% to 25.6% subsequent to the acquisition by CyberBase of an interactive multimedia communication business for HK$300 million, which was partly satisfied by the issue of 100 million new CyberBase shares. Its equity interest in CyberBase was further reduced to approximately 10.6% subsequent to a placement of 230 million shares of CyberBase to independent third parties. Subsequently, the remaining equity interest in CyberBase was disposed of by the Paul Y. - ITC group during the year ended 31 March 2001.

Year ended 31 March 2001

During this financial year, the turnover of Paul Y. - ITC remained stable as compared to the corresponding figure in the previous year. However, in respect of its profitability, the Paul Y. - ITC group incurred a loss of approximately HK$454 million as compared to a profit of approximately HK$85 million in the previous financial year. A decrease in operating profit before taxation was one of the contributing factors to the decrease in performance of Paul Y. - ITC group. According to the 2001 annual report of Paul Y. - ITC, the operating profit before taxation decreased from approximately HK$336 million for the year ended 31 March 2000 to HK$221 million for the year ended 31 March 2001. Due to the adoption of a new accounting standard by Paul Y. - ITC to account for the amortisation and impairment losses of goodwill during the year ended 31 March 2002, Paul Y. - ITC restated operating profit before taxation for the year ended 31 March 2000 of approximately HK$133 million versus an operating profit before taxation of approximately HK$336 million as stated in the 2001 annual report of Paul Y. - ITC. According to the 2001 annual report of Paul Y. - ITC, the decrease in operating profit was mainly due to the loss incurred on certain major civil engineering projects as a result of the final settlement on a commercial dispute. Furthermore, Paul Y. - ITC also recognised a loss of approximately HK$289 million on disposal and dilution of interest in subsidiaries and an associate. With reference to the operating profit before taxation as stated in the 2001 annual report of Paul Y. - ITC, the operating profit margin of Paul Y. - ITC decreased from approximately 3.0% for the year ended 31 March 2000 to approximately 2.0% for the year ended 31 March 2001.

Year ended 31 March 2002

For the year ended 31 March 2002, turnover and operating profit of the Paul Y. - ITC group decreased substantially. The decline is mainly attributable to the exclusion of the contribution of the turnover and operating profit from the Downer Group since Downer EDI became an associate instead of a subsidiary of the Paul Y. - ITC group since mid February 2001. According to the pro forma income statement of the Paul Y. - ITC group, which was prepared on the basis as if the Downer Group was equity accounted for and the attributable profit to the Paul Y. - ITC group was reflected as share of results of associates for the whole year ended 31 March 2001 (as contained in the 2002 annual report of Paul Y. - ITC), the turnover of the Paul Y. - ITC group decreased from approximately HK$6,272 million for the year ended 31 March 2001 to approximately HK$5,344 million for the year ended 31 March 2002. However, the profitability of Paul Y. - ITC improved from an operating loss of approximately HK$88 million for the year ended 31 March 2001 to an operating profit of approximately HK$18 million for the year ended 31 March 2002. The improvement in profitability is mainly attributable to: (i) the improvement

in gross profit margin from approximately 2.0% for the year ended 31 March 2001 to approximately 3.2% for the year ended 31 March 2002; and (ii) the reduction in administrative expenses from approximately HK223 million for the year ended 31 March 2001 to approximately HK$175 million for the year ended 31 March 2002. With a lesser amount of loss on disposal and dilution of interest in subsidiaries and associates and an increase in profit contribution from associates, the Paul Y. - ITC group recorded a turnaround profit of approximately HK$71 million for the year ended 31 March 2002.

In July 2002, Paul Y. - ITC sold its hotel property and operation to China Land Group Limited, the then non-wholly owned subsidiary of China Strategic, for a consideration of approximately HK$250 million. Such transaction was completed on 2 December 2002. As stated in the circular to the Paul Y. - ITC shareholders dated 16 August 2002, the carrying value of such hotel property and operation was approximately HK$260 million as at 31 March 2002.

2. Future prospects of the Paul Y. - ITC group

With reference to the Principal Business of Paul Y. - ITC, it was highlighted in the 2002 annual report of Paul Y. - ITC that, for the contracting and construction materials operations, the Paul Y. - ITC group secured new contracts with an aggregate attributable value of approximately HK$5,261 million. Subsequent to the year-end, the Paul Y. - ITC group secured further new contracts with an aggregate attributable value of approximately HK$1,295 million. Despite highly competitive market conditions, the Paul Y. - ITC group managed to improve the margins by implementing various cost control measures such that the administrative expenses for the year were reduced to approximately HK$175 million from the corresponding pro forma figure of approximately HK$223 million for the prior year.

However, as stated in the 2002 annual report of Paul Y. - ITC, the Paul Y. - ITC directors believe that the local economy will remain stagnant, the result of which will be the continued downward trend of the gross value of construction work in Hong Kong. This has, therefore, led to intensified competition and tighter margins. Nevertheless, it is our understanding from the Paul Y. - ITC directors that the Paul Y. - ITC group will pursue its attempt in continued cost reduction and implementation of streamlining measures to enhance its cost competitiveness.

In light of the above, we are of the opinion that the effectiveness of the continued attempts at cost reduction and cost competitiveness enhancement of the Paul Y. - ITC group remains doubtful. In addition, based on our analysis on the historical financial performance of the Paul Y. - ITC group as stated in the section headed "Business and financial performance of the Paul Y. - ITC group" in this letter, we cannot conclude that there will be any definite positive future prospects to the Paul Y. - ITC group as the current market conditions remains uncertain.

As for the contribution of Downer EDI to the future prospects of Paul Y. - ITC, it was stated in the annual report of Downer EDI for the year ended 30 June 2002 that, the directors of Downer EDI believe that the outlook for Downer EDI is positive for 2003 as it is well positioned to capitalise on global trends towards outsourcing and expect steady growth to come from its ability to provide clients with turnkey service delivery in its target markets of mining, power, rail, road, telecommunications, with its focus on the Australian, New Zealand and Asian markets. However the directors of Downer EDI are of the view that a highly competitive market and lower activity in sectors such as the oil and gas sectors in Australia will continue to place pressure on margins. In light of the uncertainty in the current economic environment,

it is uncertain whether the future contribution of the Downer Group to the Paul Y. - ITC group would be improved or sustained.

Overall, in light of: (i) the intention of ITC Corporation that the offers will not of themselves result in any changes in the business or the continued employment of the employees of the Paul Y. - ITC group as stated in the section headed "Intentions of ITC Corporation regarding Paul Y. - ITC" in the letter from the board of Paul Y. - ITC; (ii) the abovementioned observations of the future prospects of the Paul Y. - ITC group; and (iii) the current uncertain economic market conditions, we are of the opinion that the future prospects of the Paul Y. - ITC group remains uncertain.

3. Valuation of the Share Offer Price

We evaluate the Share Offer Price against various valuation parameters of Paul Y. - ITC as stated below.

Historical price performance of the Paul Y. - ITC shares

The Share Offer Price of HK$0.30 each represents:

(i) a premium of approximately 42.86% to the closing price of HK$0.210 per Paul Y. - ITC share as quoted on the Stock Exchange on 22 October 2002, being the last trading day immediately prior to the release of the joint announcement (the "Pre-suspension Date");

(ii) a premium of approximately 50.75% to the average closing price of approximately HK$0.199 per Paul Y. - ITC share as quoted on the Stock Exchange, for the one month ended the Pre-suspension Date;

(iii) a premium of approximately 23.46% to the average closing price of approximately HK$0.243 per Paul Y. - ITC share as quoted on the Stock Exchange, for the six months ended the Pre-suspension Date;

(iv) a premium of approximately 12.36% to the average closing price of approximately HK$0.267 per Paul Y. - ITC share as quoted on the Stock Exchange, for the one year ended the Pre-suspension Date; and

(v) a premium of approximately 9.09% to the closing price of HK$0.275 per Paul Y. - ITC share as quoted on the Stock Exchange, on the latest practicable date.

As stated above, the Share Offer Price generally represents a premium on the selected performance parameters of the closing prices of the Paul Y. - ITC shares as quoted on the Stock Exchange.

The following chart shows the historical price performance of the Paul Y. - ITC shares from 23 October 2001 to the Pre-suspension Date (the "Review Period").

Chart 1: Price of the Paul Y. - ITC shares during the Review Period

Source: Bloomberg

We have further reviewed the relative price performance of the Paul Y. - ITC shares as compared to the Hang Seng Composite Index - Hang Seng HK SmallCap Index (the "HSHKSI") and the Hang Seng Composite Industry Index - Properties & Construction (the "HSCIPC") during the Review Period, as shown in the following chart.

Chart 2: Comparison of the price of Paul Y. - ITC shares vs HSHKSI and HSCIPC during the Review Period



Index*
Index*
160
140
120
100
80
60
40
20
0
Paul Y. - ITC
HSHKSI
HSCIPC
2001/10/23
2001/11/4
2001/11/16
2001/11/28
2001/12/10
2001/12/22
2002/1/3
2002/1/15
2002/1/27
2002/2/8
2002/2/20
2002/3/4
2002/3/16
2002/3/28
2002/4/9
2002/4/21
2002/5/3
2002/5/15
2002/5/27
2002/6/8
2002/6/20
2002/7/2
2002/7/14
2002/7/26
2002/8/7
2002/8/19
2002/8/31
2002/9/12
2002/9/24
2002/10/6
2002/10/18
Pre-suspension Date

* *Closing price of the Paul Y. - ITC shares, the HSHKSI and the HSCIPC have been rebased to 100 on 23 October 2001*

Source: Bloomberg

As shown in Chart 1, the Share Offer Price is generally higher than the closing price of the Paul Y. - ITC shares during the Review Period and at a premium of approximately 12.36% over the average closing price of approximately HK$0.267 of the Paul Y. - ITC shares during the Review Period. In addition, we noted that the closing price of the Paul Y. - ITC shares showed a consistent and steady decreasing trend from HK$0.30 per share on 17 May 2002, being the last trading day that the closing price of the Paul Y. - ITC shares, has been higher or equal to the Share Offer Price, to HK$0.183 per Paul Y. - ITC share on 26 September 2002, being the last trading day immediately prior to the release of the first joint announcement (the "First Joint Announcement") by ITC Corporation and Paul Y. - ITC in respect of the group reorganisation of Paul Y. - ITC on 8 October 2002. As shown in Chart 2, having said that, such a decreasing trend in the price performance of the Paul Y. - ITC shares is in line with the performance of the HSHKSI and the HSCIPC, it under-performed both the abovementioned indices during the same period. After the release of the First Joint Announcement on 8 October 2002, the closing price of the Paul Y. - ITC shares surged to a high of HK$0.212 on that date and closed at HK$0.21 on the Pre-suspension Date. Immediately after the release of the joint announcement, the closing price of the Paul Y. - ITC shares surged further to HK$0.28 on 28 October, 2002 and remained in the region of HK$0.27 to HK$0.29 thereafter, up to and including the latest practicable date.

Given that: (i) the Share Offer Price is generally higher than the market price of the Paul Y. - ITC shares during the Review Period; and (ii) the market price of the Paul Y. - ITC shares under-performed the HSHKSI and the HSCIPC and showed a declining trend, we consider that the market price of the Paul Y. - ITC shares may not likely be sustainable at a level close to the Share Offer Price after the share offer. Accordingly, the Share Offer Price is fair and reasonable insofar as the interests of the independent Paul Y. - ITC shareholders are concerned.

Liquidity of the Paul Y. - ITC shares

We have also reviewed the daily trading volume of the Paul Y. - ITC shares during the Review Period as illustrated in the following chart and table:

Chart 3: Average daily trading volume of the Paul Y. - ITC shares during the Review Period

Number of Paul Y. - ITC shares (million)

5.95 million Paul Y. - ITC shares, being approximately 1% of the public float of the Paul Y. - ITC shares

2001/10/23 2001/11/7 2001/11/21 2001/12/5 2001/12/19 2002/1/7 2002/1/21 2002/2/4 2002/2/21 2002/3/7 2002/3/21 2002/4/9 2002/4/23 2002/5/8 2002/5/23 2002/6/6 2002/6/20 2002/7/5 2002/7/19 2002/8/2 2002/8/16 2002/8/30 2002/9/13 2002/9/27 2002/10/15

Pre-suspension Date

Source: Bloomberg

Table 2: Average daily trading volume of the Paul Y. - ITC shares during the Review Period

	Average daily trading volume of the Paul Y. - ITC shares	Average daily trading volume of the Paul Y. - ITC shares as a percentage of the public float of the Paul Y. - ITC shares*
For the six-month period ended the Pre-suspension Date	686,937	0.12%
For the Review Period	1,939,958	0.33%
For the period from the trading day immediately after the release of the joint announcement to the latest practicable date	3,685,961	0.62%

* *The calculation of the public float of the Paul Y. - ITC shares is based on the deduction of 441,779,130 Paul Y. - ITC shares being held by ITC Corporation and its concert parties from a total of 1,036,744,924 Paul Y. - ITC shares outstanding as at the Pre-suspension Date.*

Source: Bloomberg

As shown in Chart 3, the daily trading volume of the Paul Y. - ITC shares has generally been thin during the Review Period. There were only 23 out of a total of 246 trading days on which the daily trading volume of the Paul Y. - ITC shares was higher than 1% of the public float of the Paul Y. - ITC shares during the Review Period. Indeed, as shown in Table 2 above, the average daily trading volume of the Paul Y. - ITC shares only accounted for approximately 0.33% of the public float of the Paul Y. - ITC shares during the corresponding period. For the six months ended the Pre-suspension Date, the daily trading volumes of the Paul Y. - ITC shares were even thinner. There were only 2 out of a total of 126 trading days on which the daily trading volume of the Paul Y. - ITC shares was higher than 1% of the public float of the Paul Y. - ITC shares. The average daily trading volume of the Paul Y. - ITC shares for the six-month period ended the Pre-suspension Date only accounted for approximately 0.12% of the public float of the Paul Y. - ITC shares. The thin trading volume of the Paul Y. - ITC shares during the Review Period indicates a lack of public interest in dealing in the Paul Y. - ITC shares.

After the release of the joint announcement, the average daily trading volume of the Paul Y. - ITC shares increased substantially as compared to that of during the Review Period, but the average daily trading volume of the Paul Y. - ITC shares for the period between the day after the Pre-suspension Date and the latest practicable date still only accounted for approximately 0.62% of the public float of the Paul Y. - ITC shares.

Given that, during the Review Period, the liquidity of the Paul Y. - ITC shares was generally low, we consider the share offer an opportunity for the independent Paul Y. - ITC shareholders to realise or swap out of their investments in Paul Y. - ITC.

Price-earnings multiple

We have reviewed the accounts of the Paul Y. - ITC group for the past five years ended 31 March 2002 and noted that the financial performance of the Paul Y. - ITC group showed a volatile pattern. For the two financial years ended 1999 and 2001, the Paul Y. - ITC group recorded losses of approximately HK$919 million and HK$454 million respectively. For the three financial years ended 1998, 2000 and 2002, the Paul Y. - ITC group recorded profits of approximately HK$161 million, HK$85 million and HK$71 million, respectively. With uncertainty of the future profitability of the Paul Y. - ITC group, we consider using the price-earnings multiple approach, which assumes the company to be valued is consistently profitable, not an appropriate method for valuing the Paul Y. - ITC group. Nevertheless, we have performed a comparative analysis of the price-earnings multiple of the Share Offer Price for reference purposes.

Based on the basic earnings of approximately HK$0.07 per Paul Y. - ITC share for the year ended 31 March 2002, the Share Offer Price represents a price-earnings multiple of approximately 4.23 times.

We have selected seven companies listed on the Stock Exchange, namely Shui On Construction and Materials Limited, Hanison Construction Limited, Chun Wo Holdings Limited, Wai Kee Holdings Limited, Yau Lee Holdings Limited, Hsin Chong Construction Group Limited and Dickson Group Holdings Limited, the major businesses of which comprise building and construction operations, to compare their price-earnings multiples with that represented by the Share Offer Price. As both Hsin Chong Construction Group Limited and Dickson Group Holdings Limited are loss making as stated in their respective latest published annual reports, they have been excluded for comparison purposes. Out of the remaining five companies, we have selected two, namely Chun Wo Holdings Limited and Wai Kee Holdings Limited (the "Comparable Companies") for comparison purposes, as their respective market capitalisation is closest, out of these five companies, to the market capitalisation of Paul Y. - ITC as represented by the Share Offer Price. The respective market capitalisation for the remaining three companies, namely Shui On Construction and Materials Limited, Hanison Construction Limited and Yau Lee Holdings Limited, is either higher than HK$1 billion or lower than HK$105 million as at the Pre-suspension Date. The following table shows the price-earnings multiples of these companies.

Table 3: Price-earnings multiples of Paul Y. - ITC and the Comparable Companies

	Market capitalisation as at the Pre-suspension Date	Price-earnings multiple as at the Pre-suspension Date
	HK$(million)	*(times)*
Comparable Companies:-		
Chun Wo Holdings Limited	180.41	4.37
Wai Kee Holdings Limited	504.04	5.00
Simple average		*4.69*
Paul Y. - ITC	**311.02** *(note)*	**4.23** *(note)*

Note: Market capitalisation and price-earnings multiple as represented by the Share Offer Price.

Source: Bloomberg

As shown in Table 3 above, although we note that the price-earnings multiple represented by the Share Offer Price of approximately 4.23 times is slightly below that of the simple average of the price-earnings multiples of the Comparable Companies of approximately 4.69 times. Such a slight difference of approximately 9.8% of the price-earnings multiple represented by the Share Offer Price of 4.23 times to that of the Comparable Companies is, in our opinion, not significant.

Net asset value

Based on the audited consolidated balance sheet of the Paul Y. - ITC group as set out in appendix II to the composite document, the audited consolidated net asset value per Paul Y. - ITC share as at 31 March 2002 was approximately HK$2.89. The Share Offer Price of HK$0.30 per Paul Y. - ITC share represents a discount of approximately 89.62% to the audited consolidated net asset value per Paul Y. - ITC share of approximately HK$2.89. In assessing whether such a discount is fair and reasonable, consideration was given to the following factors:

(i) Historical discounts to net asset value

The chart below plots the historical discounts of the market price to the net asset value per Paul Y. - ITC share (the "NAV Per Share") for the past three years up to the Pre-suspension Date.

Chart 4: Historical discounts of the market price of Paul Y. - ITC shares to NAV Per Share

Discount to NAV Per Share
as represented by
the Share Offer Price

Pre-suspension Date

Source: Bloomberg and annual reports of Paul Y. - ITC

As illustrated in Chart 4 above, the Paul Y. - ITC shares have historically, for the past three years up to the Pre-suspension Date, been trading at a deep discount to the NAV Per Share. For these three years, the average discount of the market price of Paul Y. - ITC shares to the NAV Per Share was approximately 86.54% with the lowest discount being approximately 67.90% on 4 January 2000 and the highest discount of approximately 94.04% on 8 October 2001. In addition, the discounts of the market price of Paul Y. - ITC shares to the NAV Per Share have been gradually increasing over the last three years up to the Pre-suspension Date. The average discount of the market price of Paul Y. - ITC shares to the NAV Per Share was approximately 78.88% for the one-year period between 23 October 1999 to 22 October 2000. This average discount increased to approximately 89.88% for the one-year period between 23 October 2000 to 22 October 2001, then increased to approximately 90.91% for the one-year period between 23 October 2001 to the Pre-suspension Date. The trend implies that the gap between the value placed on Paul Y. - ITC shares and the NAV Per Share is widening. That is, the market is pricing the Paul Y. - ITC shares with little or no regards to the NAV Per Share. Nonetheless, the discount of approximately 89.62% to NAV Per Share represented by the Share Offer Price approximates the average historical discounts and is within the historical range of the discounts during this particular period under review.

(ii) Comparison to Comparable Companies

We have also compared the discount to the NAV Per Share represented by the Share Offer Price versus the discount of the market price to the net asset value of the Comparable Companies, the results of which are shown in the following table.

Table 4: Discount of market price to net asset value

Comparable Companies	**Market capitalisation as at the Pre-suspension Date** *HK$(million)*	**Discount of market price of the shares to the net asset value per share as at the Pre-suspension Date** *(%)*
Chun Wo Holdings Limited	180.41	70.92
Wai Kee Holdings Limited	504.04	73.25
Simple average		72.09
Paul Y. - ITC	**311.02** *(note)*	**89.62** *(note)*

Note: Market Capitalisation and discount to the NAV Per Share as represented by the Share Offer Price.

As illustrated in Table 4 above, the shares of the Comparable Companies were as at the Pre-suspension Date, similar to the Paul Y. - ITC shares, also trading at deep discounts (simple average of approximately 72.09%) to their respective net asset value per share. The discount to NAV Per Share represented by the Share Offer Price is higher than all that of the Comparable Companies.

(iii) Value of the underlying assets of Paul Y. - ITC

In light of the fact that the underlying assets of Paul Y. - ITC mainly comprises listed securities, mainly shares of Downer EDI and China Strategic, we have evaluated the net asset value of the Paul Y. - ITC group based on the market value of these listed assets as follows:

Table 5: Value of the underlying assets of Paul Y. - ITC

	Based on pro forma net book value as at 31 March 2002 *HK$(million)*	Based on market value as at the Pre-suspension Date *HK$(million)*
Value of the approximate 36.83% equity interest in Downer EDI	774 *(note 1)*	879 *(note 2)*
Value of the approximate 14.55% equity interest in China Strategic	644 *(note 1)*	12 *(note 3)*
Other assets including property, plant and equipment	1,577 *(note 4)*	1,577 *(note 4)*
Net asset value of Paul Y. - ITC	2,995 *(note 5)*	2,468
NAV Per Share	2.89 *(note 6)*	2.38 *(note 6)*
Discount of the Share Offer Price to the NAV Per Share	89.62%	87.39%

Notes:

1. *As stated in the First Joint Announcement.*

2. *The market value is based on approximately 354,674,194 shares of Downer EDI, representing approximately 36.83% of the total outstanding shares of Downer EDI as at the Pre-suspension Date, and the closing price of A$0.59 per share of Downer EDI Limited as at the Pre-suspension Date. The exchange rate used is A$1:HK$4.20.*

3. *The market value is based on approximately 120,660,000 shares of China Strategic, representing approximately 14.55% of the total outstanding shares of China Strategic as at the Pre-suspension Date, and the closing price of HK$0.10 per share of China Strategic as at the Pre-suspension Date.*

4. *Based on the deduction of the pro forma value of the interests of Paul Y. - ITC in Downer EDI and China Strategic from the net asset value of Paul Y. - ITC as at 31 March 2002.*

5. *As stated in the 2002 annual report of Paul Y. - ITC.*

6. *Based on 1,036,744,924 Paul Y. - ITC shares in issue as at 31 March 2002 and the Pre-suspension Date.*

As illustrated in Table 5 above, similar to the discount of approximately 89.62% of the Share Offer Price to the book value NAV Per Share as at 31 March 2002, the discount of the Share Offer Price to the market value NAV Per Share as at the Pre-suspension Date of approximately 87.39% is also very deep.

Having said that the discount on NAV Per Share, either on a book value basis or market value basis, as represented by the Share Offer Price, is the deepest one as compared to the relevant discounts for the Comparable Companies. Independent Paul Y. - ITC shareholders should note that they have been investing in the Paul Y. - ITC shares with the knowledge that the Paul Y. - ITC shares have historically been trading at a deep discount to the NAV Per Share, and such discount is increasing.

Independent Paul Y. - ITC shareholders should note that Paul Y. - ITC is operating its business on an on-going basis. As stated in the section headed "Intentions of ITC Corporation regarding Paul Y. - ITC" in the letter from the board of Paul Y. - ITC, it is the intention of ITC Corporation that the offers will not result in any changes in the business or the continued employment of the employees of the Paul Y. - ITC group, and as confirmed by the offeror that, subsequent to the offers, it is not their current intention to dispose of the material underlying assets of Paul Y. - ITC except in the ordinary course of business. We also noted that the offeror, together with the parties acting in concert with it holding approximately 42.61% interest in Paul Y. - ITC, has undertaken to Paul Y. - ITC that it will purchase Paul Y. - ITC shares in the market so as to increase its shareholding in Paul Y. - ITC to over 50% of its issued share capital. This indicates that an alternative offer may not be likely without the acceptance of the offeror and parties acting in concert with it. Therefore, independent Paul Y. - ITC shareholders, in our opinion, may find it difficult to obtain a higher valuation for their investments in Paul Y. - ITC despite the market price of the Paul Y. - ITC shares being at a deep discount on NAV Per Share on both a book value basis as well as on a market value basis.

To conclude, the discount of the Share Offer Price to the NAV Per Share, on this basis alone, is not reasonable and fair. However, considering the above observations and with Paul Y. - ITC shares trading at an average discount of approximately 86.54% discount to the NAV Per Share for the past three years up to the Pre-suspension Date, there seems to be little relevance between the NAV Per Share and the market price of the Paul Y. - ITC shares. Therefore, we are of the view that the true measure of the value of the Paul Y. - ITC shares is not the NAV Per Share but what the investors are willing to buy and sell the Paul Y. - ITC shares at, that is, the market price of the Paul Y. - ITC shares. Accordingly, although the analysis above shows that there is a deep discount on NAV Per Share as demonstrated by the Share Offer Price, we are justified to say that such a measurement of the Share Offer Price against the NAV Per Share would not warrant a determining factor in evaluating the fairness and reasonableness of the terms of the share offer as a whole.

4. Dividend yield

The table below shows the dividend yield and dividend payout ratios of the Paul Y. - ITC shares for the last three financial years ended 31 March 2002.

Table 6: Historical dividend yield and dividend payout ratio of Paul Y. - ITC

Period	Average closing share price *HK$*	Dividend per share *HK$*	Dividend yield *(%)*	Earnings per share *HK$*	Dividend payout ratio *(%)*
1 April 1999 to 31 March 2000 (As restated)	0.89	0.02	2.25	0.10	20.00
1 April 2000 to 31 March 2001 (As restated)	0.46	0.02	4.35	(0.46)	n/a
1 April 2001 to 31 March 2002	0.27	0.02	7.41	0.07	28.17

Source: Bloomberg and annual reports of Paul Y. - ITC.

From our analysis as shown in Table 6 above, Paul Y. - ITC has paid a dividend of HK0.02 for each of the last three years ended 31 March 2002. However, it is our understanding from the Paul Y. - ITC directors that Paul Y. - ITC does not have a stable or fixed dividend policy. Actually as Paul Y. - ITC was loss making for the year ended 31 March 2001, the dividend per Paul Y. - ITC share paid out for this particular financial year was actually only a return of capital to the Paul Y. - ITC shareholders. Although the dividend yield seemingly increases from approximately 2.25% for the year ended 31 March 2000 to approximately 7.41% for the year ended 31 March 2002, it is actually a result of the drop in the average closing price of the Paul Y. - ITC shares from approximately HK$0.89 for the year ended 31 March 2000 to approximately HK$0.27 for the year ended 31 March 2002. As we have not received any indication from the Paul Y. - ITC directors of their future dividend policy, it is our view that in light of the current difficult economic environment, the payment of any future dividends may be uncertain.

5. Comparison to recent cash offers

Based on our review of the recent cash offer precedents, as there were no cash offers announced for companies engaged in the property and construction business from 1 January 2002 to the Pre-suspension Date. Accordingly, we have reviewed 19 cash offers (the "Cash Offers") which were announced in Hong Kong in the corresponding period, the key statistics of which are summarised in the table below.

Table 7: Cash Offers announced from 1 January 2002 to the Pre-suspension Date

Cash Offers	Announcement date of the Cash Offers	Premium/(discount) of the offer price to the pre-suspension closing price (%)	Premium/(discount) of the offer price to the net asset value per share (%)
Quality Food International Limited	02/01/02	(10.91)	(41.46)
Maxx Bioscience Holdings Limited	11/01/02	(64.88)	(79.66)
Wong's International (Holdings) Limited	16/01/02	10.57	(25.65)
Shanghai Merchants Holdings Limited	25/01/02	(62.00)	(15.56)
Swank International Manufacturing Company Limited	31/01/02	(93.77)	(note)
Symphony Holdings Limited	18/02/02	16.67	(10.71)
Star Bio-Tech (Holdings) Limited	27/02/02	(87.18)	(note)
Kim Eng Holdings (Hong Kong) Limited	06/03/02	16.00	11.06
OSK Asia Corporation Limited	18/03/02	47.95	25.58
Pacific Challenge Holdings Limited	25/04/02	17.54	(26.37)
SC Industrial Development Company Limited	29/04/02	(52.22)	56.93
Codebank Limited	06/06/02	(64.29)	(64.91)
Emperor Technology Venture Limited	11/06/02	35.14	(40.48)
Jade Dynasty Food Culture Group Limited	02/07/02	207.14	416.00
China Motor Bus Company Limited	10/07/02	(99.99)	(99.99)
Shanghai Ming Yuan Holdings Limited	11/07/02	(45.98)	(70.89)
ehealthcareasia Limited	19/08/02	(11.11)	(note)
International Capital Network Holdings Limited	05/09/02	(70.59)	(81.25)
Panda- Recruit Limited	05/10/02	(36.54)	(45.00)
Premium/(discount) range (%)		**(99.99) to 207.14**	**(99.99) to 416.00**
Paul Y. - ITC	25/10/02	**42.86**	**(89.62)**

Note: As shown in the respective announcements or circulars, these companies have net liabilities.

Source: Bloomberg, respective announcements and circulars of the respective companies.

As illustrated in Table 7 above, due to the wide range of premiums/(discounts) represented by the offer price of the Cash Offers to their respective pre-suspension price and net asset value per share, there is no particular benchmark for comparison of the discount of the Share Offer Price to the price of the Paul Y. - ITC shares at the Pre-suspension Date and the NAV Per Share respectively. Although on a net asset value basis, the share offer might not be in the interests of the independent Paul Y. - ITC shareholders as the discount of the Share Offer Price to the NAV Per Share is among one of the highest when compared to the corresponding figures for the Cash Offers, independent Paul Y. - ITC shareholders should note that on a premium to market price basis, the premium of the Share Offer Price to the market price of the Paul Y. - ITC shares as at the Pre-suspension Date is (besides the respective cash offers for Jade Dynasty Food Culture Group Limited and OSK Asia Corporation Limited) the most attractive when compared to the corresponding figures of the Cash Offers. On this basis, we are of the opinion that the Share Offer Price is in the interests of the independent Paul Y. - ITC shareholders.

6. Intention of ITC Corporation regarding the future business of the Paul Y. - ITC group

Independent Paul Y. - ITC shareholders are advised to consider the intention of ITC Corporation regarding Paul Y. - ITC as set out in the composite document. As stated in the section headed "Intentions of ITC Corporation regarding Paul Y. - ITC" in the letter from the board of Paul Y. - ITC, it is the intention of ITC Corporation that the offers will not of themselves result in any changes in the business or the continued employment of the employees of the Paul Y. - ITC group. As stated in the section headed "Financing" in the letter from Anglo Chinese, the offeror has also confirmed that, subsequent to the offers, it is not their current intention to dispose of the material underlying assets of Paul Y. - ITC except in the ordinary course of business.

It is our view that given the intention of ITC Corporation as stated above and the current difficult market conditions, the future performance of the Paul Y. - ITC group remains uncertain. In addition, we have not received any information which might indicate that there would be any significant or immediate improvement in the future performance of the Paul Y. - ITC group.

RECOMMENDATION

In determining whether the Share Offer Price of HK$0.30 is fair and reasonable and in the interests of the independent Paul Y. - ITC shareholders, we have noted that the Share Offer Price represents a deep discount to NAV Per Share. Nevertheless, in arriving at our recommendation as to whether the independent Paul Y. - ITC shareholders should accept the share offer, we have also considered the following factors:

(i) historical performance of the Paul Y. - ITC group was volatile and its future profitability is uncertain;

(ii) in general, the Share Offer Price represents a premium to the market price of the Paul Y. - ITC shares under the Review Period;

(iii) the low liquidity of the Paul Y. - ITC shares;

(iv) the price-earnings multiple represented by the Share Offer Price for the Paul Y. - ITC shares is only slightly lower than the average price-earnings multiple of the Comparable Companies;

(v) the Paul Y. - ITC shares have historically been trading at a deep discount to the NAV Per Share during the past three years up to the Pre-suspension Date;

(vi) the payment of any future dividends by Paul Y. - ITC remains uncertain;

(vii) the premium to the market price of the Paul Y. - ITC shares represented by the Share Offer Price is one of the highest when compared to that of the Cash Offers; and

(viii) the intention of the offeror regarding the future business of the Paul Y. - ITC group.

Therefore, on balance, we consider that the share offer is fair and reasonable. Accordingly, we advise the independent Paul Y. - ITC director to recommend the independent Paul Y. - ITC shareholders to accept the share offer.

II. WARRANT OFFER

Conditional upon the share offer becoming unconditional, Paul Y. - ITC warrantholders will be presented with the warrant offer on the following basis:

for each Paul Y. - ITC warrant held .... HK$0.01 in cash

The exercise price of the Paul Y. - ITC warrants of HK$0.40 per Paul Y. - ITC share represents a premium of approximately 90.48% and approximately 45.45% over the closing prices of HK$0.21 per Paul Y. - ITC share on the Pre-suspension Date and HK$0.275 as at the latest practicable date respectively. The Paul Y. - ITC warrants are substantially out-of the-money and they currently do not have any market value, as such they have been trading at the nominal value of HK$0.01 on the Stock Exchange since 25 September 2002. The Warrant Offer Price of HK$0.01 is equal to the prevailing market price of the Paul Y. - ITC warrants, which is based on the nominal value of HK$0.01. However the Paul Y. - ITC warrants are only due to expire on 29 August 2003.

Based on our analysis on the Share Offer Price to the market price of the Paul Y. - ITC shares and the exercise price of the Paul Y. - ITC warrants of HK$0.40, we consider the terms of the warrant offer fair and reasonable as far as the interests of the independent Paul Y. - ITC warrantholders are concerned.

Accordingly, we recommend the independent Paul Y. - ITC director to advise the independent Paul Y. - ITC warrantholders to accept the warrant offer.

Nevertheless, the independent Paul Y. - ITC warrantholders should note that the Paul Y. - ITC warrants do not expire until 29 August 2003. Should the independent Paul Y. - ITC warrantholders be attracted by the future business and earnings prospects of the Paul Y. - ITC group after the offers, they may consider retaining the Paul Y. - ITC warrants.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Jeny Lau
Managing Director

PROCEDURE FOR ACCEPTANCE

If you decide to accept the share offer and, or, the warrant offer, please complete and sign the accompanying relevant form(s) of acceptance in accordance with the instructions thereon in respect of your holdings of Paul Y. - ITC shares and, or, warrants, as the case may be. Please then return the original form(s) of acceptance duly completed together with the relevant share certificate(s) and, or, warrant certificate(s), as the case may be, and, or, transfer receipt(s) and, or other document(s) of title and, or, any satisfactory indemnity or indemnities required in respect thereof for the whole of your holding of shares in and, or warrants of Paul Y. - ITC, or for not less than the number of shares in and, or, amount of warrants of Paul Y. - ITC in respect of which you accept the share offer or warrant offer, as the case may be, to the share and warrant registrar, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong and in any event so as to be received by not later than 4:00 p.m. on Friday, 27th December, 2002, or such later time and, or date as the offeror may decide. Acceptances received after 4:00 p.m. on such closing day will only be valid if the offers are revised or extended before the closing date, or if the offers have become or been declared unconditional by 4:00 p.m. on such closing date.

Share offer

Subject to the share offer becoming or being declared unconditional and provided that the white form of acceptance, the Paul Y. - ITC share certificate(s) and, or transfer receipt(s) and, or other documents of title, and, or any satisfactory indemnity or indemnities required in respect thereof, are completed and in good order and have been received by the share and warrant registrar before the close of the share offer, cheques in respect of the relevant consideration will be posted at the risk of the accepting Paul Y. - ITC shareholders within ten days of the later of:

- the date on which the share offer becomes or is declared unconditional; and
- the receipt of all the relevant documents by the share and warrant registrar to render the acceptance under the share offer complete and valid.

If the Paul Y. - ITC share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title for your Paul Y. - ITC shares are in the name of a nominee company or some name other than your own, and you wish to accept the share offer you must either

- lodge your Paul Y. - ITC share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, with the nominee company, or other nominee, with instructions authorising it to accept the share offer on your behalf and requesting it to deliver the white form of acceptance, duly completed together with the relevant Paul Y. - ITC share certificate(s) and, or, transfer receipt(s) and, or, any, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to the share and warrant registrar; or
- arrange for the Paul Y. - ITC shares to be registered in your name by the share and warrant registrar and send the completed white form of acceptance to them together with the relevant Paul Y. - ITC share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof; or

- if you have deposited your Paul Y. - ITC shares with CCASS, instruct your broker to authorise HKSCC Nominees Limited to accept the share offer on your behalf on or before the deadline set by HKSCC Nominees Limited before the closing date. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker for the timing on processing your instruction, and submit your instruction to your broker as required.

If the Paul Y. - ITC share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities in respect thereof, of your Paul Y. - ITC shares are not readily available or is, are, lost and you wish to accept the share offer, you should nevertheless complete and sign the white form of acceptance and deliver it to the share and warrant registrar and arrange for the relevant Paul Y. - ITC share certificate(s) and, or, transfer receipt(s) and, or, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to be forwarded to the share and warrant registrar as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your Paul Y. - ITC share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, or that they are not readily available. If you have lost your share certificate(s), you should also write to the share and warrant registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the share and warrant registrar.

If you have lodged a transfer of Paul Y. - ITC share for registration in your name but have not yet received your share certificate(s) and you wish to accept the share offer, you should nevertheless complete the white form of acceptance and deliver it to the share and warrant registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the offeror or its agents to collect, on your behalf, the relevant Paul Y. - ITC share certificate(s) when issued and to deliver such share certificate(s) to the share and warrant registrar, subject to the terms of the share offer, as if they were share certificates delivered to the share and warrant registrar with the white form of acceptance.

The cash consideration due will not be despatched until the relevant share certificate and, or transfer receipt and, or any other documents of title (and, or a satisfactory indemnity or indemnities in respect of any lost share certificate) have been received by the share and warrant registrar and otherwise subject to the terms and conditions of the share offer. However, an acceptance may not be counted towards fulfilling the acceptance condition unless it is received on or before the latest time for acceptance set out in the composite document, the white form of acceptance is duly completed and is accompanied by the relevant Paul Y. - ITC share certificate(s) and, or, transfer receipts and, or, other documents of title or certified by the share and warrant registrar or the Stock Exchange.

Warrant offer

Subject to the warrant offer becoming or being declared unconditional and provided that the pink form of acceptance, the Paul Y. - ITC warrant certificate(s) and, or transfer receipt(s) and, or other documents of title, and, or any satisfactory indemnity or indemnities required in respect thereof, are completed and in good order and have been received by the share and warrant registrar before the close of the warrant offer, cheques in respect of the relevant consideration will be posted at the risk of the accepting Paul Y. - ITC warrantholders within ten days of the later of:

- the date on which the warrant offer becomes or is declared unconditional; and
- the receipt of all the relevant documents by the share and warrant registrar to render the acceptance under the warrant offer complete and valid.

If the Paul Y. - ITC warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title for your Paul Y. - ITC warrants are in the name of a nominee company or some name other than your own, and you wish to accept the warrant offer you must either

- lodge your Paul Y. - ITC warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, with the nominee company, or other nominee, with instructions authorising it to accept the warrant offer on your behalf and requesting it to deliver the pink form of acceptance, duly completed together with the relevant Paul Y. - ITC warrant certificate(s) and, or, transfer receipt(s) and, or, any, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to the share and warrant registrar; or
- arrange for the Paul Y. - ITC warrants to be registered in your name by the share and warrant registrar and send the completed pink form of acceptance to them together with the relevant Paul Y. - ITC warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof; or
- if you have deposited your Paul Y. - ITC warrants with CCASS, instruct your broker to authorise HKSCC Nominees Limited to accept the warrant offer on your behalf on or before the deadline set by HKSCC Nominees Limited before the closing date. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker for the timing on processing your instruction, and submit your instruction to your broker as required.

If the Paul Y. - ITC warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities in respect thereof, of your Paul Y. - ITC warrants are not readily available or is, are, lost and you wish to accept the warrant offer, you should nevertheless complete and sign the pink form of acceptance and deliver it to the share and warrant registrar and arrange for the relevant Paul Y. - ITC warrant certificate(s) and, or, transfer receipt(s) and, or, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to be forwarded to the share and warrant registrar as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your Paul Y. - ITC warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, or that they are not readily available. If you have lost your warrant certificate(s), you should also write to the share and warrant registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the share and warrant registrar.

If you have lodged a transfer of Paul Y. - ITC warrants for registration in your name but have not yet received your warrant certificate(s) and you wish to accept the warrant offer, you should nevertheless complete the pink form of acceptance and deliver it to the share and warrant registrar together with the

transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the offeror or its agents to collect, on your behalf, the relevant Paul Y. - ITC warrant certificate(s) when issued and to deliver such warrant certificate(s) to the share and warrant registrar, subject to the terms of the warrant offer, as if they were warrant certificates delivered to the share and warrant registrar with the pink form of acceptance.

The cash consideration due will not be despatched until the relevant warrant certificate and, or a satisfactory indemnity or indemnities in respect of any lost warrant certificate has been received by the share and warrant registrar and otherwise subject to the terms and conditions of the warrant offer.

No acknowledgement of receipt of any white or pink form(s) of acceptance, share certificate, warrant certificate and, or, transfer receipt and, or, any other documents of title will be given.

ACCEPTANCE PERIOD AND REVISIONS

The offeror reserves the right to revise or extend the offers after the despatch of the composite document.

Unless the offers have previously been extended or revised or the share offer has previously become or been declared unconditional, the offers will close and acceptance must be received by 4:00 p.m. on the closing date.

If the share offer becomes or is declared unconditional, the offers will remain open for acceptance for not less than fourteen days from the date on which the offeror announces that the share offer has become or is declared unconditional.

The offers shall not be capable of:

- becoming or being declared unconditional after the long stop date; or
- being kept open after that date, provided that the offeror reserves the right, with the permission of the Executive under the Takeovers Code, to extend the offers to a later time and, or, date.

If the share offer or the warrant offer is revised, it will remain open for acceptance for a period of not less than fourteen days following the date on which the revised offer document is posted. The benefit of any revision of the share offer or the warrant offer will be available to any Paul Y. - ITC shareholder who has previously accepted the share offer or any Paul Y. - ITC warrantholder who has previously accepted the warrant offer. The execution by or on behalf of any Paul Y. - ITC shareholder or Paul Y. - ITC warrantholder who has previously accepted the share offer or the warrant offer under any white form of acceptance or pink form of acceptance shall be deemed to constitute acceptance of the revised share offer or warrant offer, unless such Paul Y. - ITC shareholder or Paul Y. - ITC warrantholder becomes entitled to withdraw his acceptance and duly does so.

ANNOUNCEMENTS

By 6:00 p.m. on the closing date, or such later time and, or, date as the Executive may agree, the offeror will immediately inform the Executive and the Stock Exchange that the offers have expired or have been revised or extended or have become or been declared unconditional and will itself or through ITC Corporation publish a teletext announcement through the Stock Exchange by 7:00 p.m. on the closing date to that effect. The offeror shall itself or through ITC Corporation publish an announcement on the next business day stating whether the offers have been revised, extended or have expired or have become or been declared unconditional. The announcement shall state the total number of Paul Y. - ITC shares and warrants and rights over such shares:

- for which acceptances of the share offer and, or, warrant offer have been received;
- held, controlled or directed by the offeror or persons acting in concert with it before the offer period; and
- acquired or agreed to be acquired during the offer period by the offeror or any persons acting in concert with it.

The announcement shall include the details of voting rights, rights over shares, derivatives and arrangements as required by Rule 3.5(c), (d) and (f) of the Takeovers Code. The announcement shall also specify the percentages of the relevant classes of share capital, and the percentages of voting rights, represented by these numbers.

References in the composite document to the making of an announcement include the release of any announcement by advertising agents or public relations consultants to the press. An announcement made otherwise than to the Stock Exchange will be notified simultaneously to the Stock Exchange. In computing the number of Paul Y. - ITC shares and, or, warrants represented by acceptances, there will be included, for the purpose of the announcement, acceptances which are not in all respects in order or are subject to verification.

As required under the Takeovers Code and the Listing Rules, all announcements as referred to in the composite document, of which the Executive has confirmed that he has no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper being in each case a newspaper which is published daily and circulating generally in Hong Kong.

RIGHT OF WITHDRAWAL

An acceptor of the share offer or warrant offer, as the case may be, shall be entitled to withdraw his acceptance any time after 21 days from the closing date if the share offer has not by then become unconditional as to acceptances by notice in writing signed by the acceptor or his agent duly appointed in writing and evidence of whose appointment is produced with the notice to the share and warrant registrar but such entitlement to withdraw shall be exercisable only until such time as the share offer becomes or is declared unconditional as to acceptances. In addition, if the offeror is unable to comply with any of the requirements to announce the results of the offers pursuant to the Takeovers Code, the Executive may

require that the acceptors be granted a right of withdrawal, on terms acceptable to the Executive, until such requirements can be met. Save as aforesaid, acceptances shall be irrevocable.

GENERAL

All communications, notices, white forms of acceptance, pink forms of acceptance, share certificates, warrant certificates and, or, transfer receipts, other documents of title and remittances to be delivered by or sent to or from the Paul Y. - ITC shareholders or the Paul Y. - ITC warrantholders will be delivered by or sent to or from them, or their designated agents, at their own risk, and neither Paul Y. - ITC nor the offeror accepts any liability for any loss in postage or any other liabilities that may arise as a result.

The provisions set out in the accompanying white form of acceptance form part of the terms of the share offer. The provisions set out in the pink form of acceptance form part of the terms of the warrant offer.

The accidental omission to despatch the composite document and, or, the relevant form of acceptance relating to the share offer or the warrant offer, or any one of them to any person to whom the share offer or the warrant offer is made will not invalidate the share offer or the warrant offer in any way.

The share offer and the warrant offer and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

References to the share offer in the composite document and in the white form of acceptance relating to the share offer and the pink form of acceptance relating to the warrant offer shall include any extension and, or, revision thereof and references to the share offer becoming unconditional shall include a reference to the share offer being declared unconditional.

Settlement of the consideration to which any Paul Y. - ITC shareholder or Paul Y. - ITC warrantholder is entitled under any of the offers will be implemented in full in accordance with the terms of the relevant offers without regard to any lien, right of set-off, counterclaim or other analogous right to which the offeror may otherwise be, or claim to be, entitled against such Paul Y. - ITC shareholders or Paul Y. - ITC warrantholders.

Due execution of a white form of acceptance in respect of the share offer will constitute an authority to the offeror, any director of the offeror or of Anglo Chinese or their respective agents to complete and execute on behalf of the accepting Paul Y. - ITC shareholders, the white form of acceptance and any document and to do any other act that may be necessary or expedient for the purposes of vesting in the offeror, or such person or persons as the offeror shall direct, all rights of the accepting Paul Y. - ITC shareholders in respect of the Paul Y. - ITC shares forming the subject of such acceptance.

Due execution of a pink form of acceptance in respect of the warrant offer will constitute an authority to the offeror, any director of the offeror or of Anglo Chinese or its respective agents to complete and execute on behalf of the accepting Paul Y. - ITC warrantholders, the pink form of acceptance and any document and to do any other act that may be necessary or expedient for the purpose of vesting in the offeror, or such person or persons as the offeror shall direct, all rights of the accepting Paul Y. - ITC warrantholders in respect of the Paul Y. - ITC warrants, which are the subject of such acceptance.

Seller's ad valorem stamp duty arising in connection with each acceptance received pursuant to the offers, amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration payable in respect of the relevant acceptance, is payable by a person accepting the offers and will be deducted from the cash amount due to such person under the offers.

The making of the offers to any Paul Y. - ITC shareholders or Paul Y. - ITC warrantholders not residing in Hong Kong may be affected by the laws of the relevant jurisdictions. Such overseas Paul Y. - ITC shareholders and Paul Y. - ITC warrantholders should inform themselves of, and observe, any applicable legal requirements. It is the responsibility of any person residing outside Hong Kong wishing to accept the offers to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with any other necessary formalities.

The offers are made in accordance with the Takeovers Code.

The English text of the composite document, the white form of acceptance relating to the share offer and of the pink form of acceptance relating to the warrant offer shall prevail over the Chinese text in the event of any inconsistencies between the two versions.

FINANCIAL SUMMARY

The following is a summary of the audited consolidated income statement and balance sheet for the three years ended 31st March, 2002.

	Year ended 31st March,		
	2002	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*
		(As restated)	*(As restated)*
RESULTS			
Turnover	5,343,810	10,803,255	11,111,678
Profit (loss) before taxation	125,243	(313,144)	238,152
Taxation	(47,935)	(49,953)	(96,303)
Profit (loss) before minority interests	77,308	(363,097)	141,849
Minority interests	(6,605)	(91,343)	(56,603)
Net profit (loss) for the year	70,703	(454,440)	85,246
Dividends	20,171	19,653	19,532
Dividends per share	HK$0.02	HK$0.02	HK$0.02
Earnings (loss) per share			
Basic	HK$0.071	HK$(0.463)	HK$0.098
Diluted	HK$0.068	HK$(0.471)	HK$0.080

	At 31st March,		
	2002	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*
		(As restated)	*(As restated)*
ASSETS AND LIABILITIES			
Total assets	6,192,999	6,176,878	10,886,959
Total liabilities	(3,182,305)	(3,326,814)	(6,911,448)
Minority interests	(15,664)	(15,162)	(638,095)
Shareholders' funds	2,995,030	2,834,902	3,337,416

FINANCIAL STATEMENTS

The following is a summary of the audited consolidated financial statements of the Paul Y. - ITC group for the two years ended 31st March, 2002 extracted from the audited financial statements of the Paul Y. - ITC group.

Consolidated Income Statement

For the year ended 31st March, 2002

	Notes	2002 HK$'000	2001 HK$'000 (As restated)
Turnover			
The Company and subsidiaries		5,343,810	10,803,255
Share of associates and jointly controlled entities		3,465,959	278,445
		8,809,769	11,081,700
Group turnover		5,343,810	10,803,255
Cost of sales		(5,174,038)	(10,046,207)
Gross profit		169,772	757,048
Other revenue		23,829	14,297
Administrative expenses		(175,413)	(554,923)
Other operating expenses		–	(25,246)
Profit from operations	5	18,188	191,176
Finance costs	6	(38,301)	(211,650)
Investment income (expenses) – net	7	39,584	(18,742)
Loss on disposal and dilution of interests in subsidiaries and an associate	8	(6,688)	(289,190)
Share of results of associates		103,901	14,969
Share of results of jointly controlled entities		8,559	293
Profit (loss) before taxation		125,243	(313,144)
Taxation	10	(47,935)	(49,953)
Profit (loss) before minority interests		77,308	(363,097)
Minority interests		(6,605)	(91,343)
Profit (loss) for the year		70,703	(454,440)
Dividends	11		
Interim dividend paid		10,246	9,801
Final dividend proposed		10,367	9,925
		20,613	19,726
Earnings (loss) per share	12		
Basic		HK$0.071	HK$(0.463)
Diluted		HK$0.068	HK$(0.471)

Consolidated Balance Sheet
At 31st March, 2002

	Notes	**2002** *HK$'000*	**2001** *HK$'000* *(As restated)*
NON-CURRENT ASSETS			
Investment properties	*13*	675,900	585,130
Property, plant and equipment	*14*	1,180,615	1,200,272
Goodwill	*15*	18,442	20,747
Interests in associates	*17*	848,552	702,905
Interests in jointly controlled entities	*18*	7,823	276
Investments in securities	*19*	659,029	768,315
Other long term investments	*20*	16,289	16,226
		3,406,650	3,293,871
CURRENT ASSETS			
Properties under development held for resale		–	174,359
Properties held for resale		7,692	–
Amounts due from customers for contract works	*21*	375,414	367,784
Debtors, deposits and prepayments	*22*	1,371,982	1,441,677
Amounts due from related companies	*23*	34,095	144,534
Amounts due from associates	*24*	58,007	55,576
Unsecured loans receivable	*25*	189,840	87,487
Investments in securities	*19*	141,829	16,903
Taxation recoverable		5,800	4,247
Short term bank deposits		559,437	527,260
Bank balances and cash		42,253	63,180
		2,786,349	2,883,007
CURRENT LIABILITIES			
Amounts due to customers for contract works	*21*	613,911	804,685
Creditors and accrued expenses	*26*	1,135,357	1,275,854
Amounts due to related companies	*23*	1,467	1,582
Amounts due to associates	*24*	4,482	6,164
Amounts due to jointly controlled entities	*24*	91,694	13,390
Taxation payable		3,661	11,960
Obligations under finance leases	*27*	–	6,450
Bank borrowings – due within one year	*28*	468,267	54,341
Other loan	*29*	–	321,760
		2,318,839	2,496,186
NET CURRENT ASSETS		467,510	386,821
TOTAL ASSETS LESS CURRENT LIABILITIES		3,874,160	3,680,692
MINORITY INTERESTS		15,664	15,162

	Notes	**2002** *HK$'000*	**2001** *HK$'000* *(As restated)*
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year	*28*	827,582	338,270
Convertible note	*30*	–	450,000
Deferred taxation	*31*	35,884	42,358
		863,466	830,628
NET ASSETS		2,995,030	2,834,902
CAPITAL AND RESERVES			
Share capital	*32*	103,675	99,249
Reserves	*35*	2,891,355	2,735,653
SHAREHOLDERS' FUNDS		2,995,030	2,834,902

Balance Sheet

At 31st March, 2002

	Notes	2002 HK$'000	2001 HK$'000 (As restated)
NON-CURRENT ASSETS			
Interests in subsidiaries	16	3,503,602	4,137,333
CURRENT ASSETS			
Debtors, deposits and prepayments		522	914
Taxation recoverable		–	21
Bank balances		179	178
		701	1,113
CURRENT LIABILITIES			
Creditors and accrued expenses		792	13,133
Bank borrowings	28	17,738	–
		18,530	13,133
NET CURRENT LIABILITIES		(17,829)	(12,020)
TOTAL ASSETS LESS CURRENT LIABILITIES		3,485,773	4,125,313
NON-CURRENT LIABILITY			
Convertible note	30	–	450,000
NET ASSETS		3,485,773	3,675,313
CAPITAL AND RESERVES			
Share capital	32	103,675	99,249
Reserves	35	3,382,098	3,576,064
SHAREHOLDERS' FUNDS		3,485,773	3,675,313

Consolidated Statement of Recognised Gains and Losses
For the year ended 31st March, 2002

	2002	2001
	HK$'000	*HK$'000*
		(As restated)
Exchange differences arising from translation of overseas operations not recognised in the consolidated income statement	79,793	(119,529)
Profit (loss) for the year	70,703	(454,440)
Total recognised gains (losses)	150,496	(573,969)
Prior period adjustments arising from the effects of changes in accounting policies on adoption of new/revised SSAPs		
– decrease in goodwill reserve at 1st April, 2000		841,501
– decrease in accumulated profits at 1st April, 2000		(424,953)
		416,548

Consolidated Cash Flow Statement
For the year ended 31st March, 2002

	Notes	2002 HK$'000	2001 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	36	6,105	650,164
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(67,927)	(199,468)
Dividends paid		(11,463)	(15,093)
Dividends paid to minority shareholders of subsidiaries		(3,150)	(58,095)
Interest received		42,468	121,276
Dividends received from associates		31,695	1,902
Dividend received from a jointly controlled entity		6,000	–
Dividends received from investments in listed securities		–	2,877
Dividends received from investments in unlisted securities		–	24
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(2,377)	(146,577)
TAXATION			
Hong Kong Profits Tax paid		(18,082)	(59,113)
Overseas tax paid		(3,339)	(50,573)
Hong Kong Profits Tax refunded		96	444
NET CASH OUTFLOW FROM TAXATION		(21,325)	(109,242)
INVESTING ACTIVITIES			
Loans advanced		(118,840)	(39,500)
Additions to investment properties		(36,900)	–
Additions to property, plant and equipment		(32,248)	(381,000)
Amounts advanced to associates		(26,338)	(16,529)
Amounts advanced to related companies		(25,054)	(35,405)
Additions to other investments		(22,694)	(640)
Additions to short term investments		(22,000)	–
Amount advanced to a jointly controlled entity		(5,000)	–
Additions to investment securities		(1,000)	(322,270)
Additions to other long term investments		(63)	(258)
Amount repaid by a related company		144,285	–
Repayment of loans receivable		40,316	333,333
Proceeds from disposal of other investments		8,627	86,316
Proceeds from disposal of property, plant and equipment		5,106	135,922
Acquisition of subsidiaries, net of cash and cash equivalents acquired	37	–	(127,634)
Expenditure on properties held under development		–	(91,183)
Proceeds from disposal and dilution of interests in subsidiaries, net of cash and cash equivalents disposed of	38	–	(56,007)
Additional investments in associates		–	(23,340)
Proceeds from redemption of debts securities		–	67,001
Proceeds from disposal of investment securities		–	23,935
Amounts repaid by associates		–	19,492
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(91,803)	(427,767)

	Notes	2002 HK$'000	2001 HK$'000
NET CASH OUTFLOW BEFORE FINANCING		(109,400)	(33,422)
FINANCING	39		
New bank loans raised		888,882	900,594
Repayment of convertible note		(450,000)	–
Repayment of other loan		(321,760)	–
Repayment of bank loans		(64,179)	(337,448)
Repayment of obligations under finance leases		(6,450)	(56,186)
Repayment of loans from minority shareholders		(2,953)	(95,100)
Amount (repaid to) advanced from a jointly controlled entity		(890)	13,390
Share issue expenses		(535)	(293)
Repurchase and redemption of convertible bonds		–	(1,076,451)
Contributions from minority shareholders		–	746
NET CASH INFLOW (OUTFLOW) FROM FINANCING		42,115	(650,748)
DECREASE IN CASH AND CASH EQUIVALENTS		(67,285)	(684,170)
CASH AND CASH EQUIVALENTS BROUGHT FORWARD		588,216	1,314,426
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		–	(42,040)
CASH AND CASH EQUIVALENTS CARRIED FORWARD		520,931	588,216
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Short term bank deposits		559,437	527,260
Bank balances and cash		42,253	63,180
Bank borrowings with less than three months of maturity when raised		(80,759)	(2,224)
		520,931	588,216

Notes to the Financial Statements

For the year ended 31st March, 2002

1. General

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares and warrants are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company and the activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 47.

2. Adoption of Statements of Standard Accounting Practice

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts and disclosure reported for the current or prior years:

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment.

Leases

SSAP 14 (Revised) "Leases" has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. These changes have not had any effect on the results for the current or prior years and, accordingly, no prior period adjustment is required. Disclosures for the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (Revised). Comparative amounts and disclosure have been restated in order to achieve a consistent presentation.

Segment reporting

The Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the prior year have been amended so that they are presented on a consistent basis.

Goodwill

The Group has adopted SSAP 30 "Business combinations" and has elected to restate goodwill previously eliminated against reserves. Accordingly, the amount of such goodwill has been remeasured in accordance with the requirements of SSAP 30. Accumulated amortisation and past impairment losses in respect of goodwill between the date of acquisition of the relevant subsidiary, associate or joint venture and the date of adoption of SSAP 30 have been recognised retrospectively, resulting in prior period adjustments. Following restatement, goodwill is presented as an asset in the balance sheet and is amortised over its estimated useful life. Premium arising on the acquisitions of an interest in an associate or a jointly controlled entity is dealt with in the same manner as that described for goodwill except that it is capitalised as part of the Group's interests in associates/jointly controlled entities.

The effect of these changes in accounting policies on goodwill reserve and accumulated profits (losses) at 1st April, 2000 is summarised below:

	THE GROUP			THE COMPANY
	Goodwill reserve	Accumulated profits (losses)	Total	Accumulated profits
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Restatement as an asset of goodwill previously written off against reserves with retrospective recognition of accumulated amortisation and past impairment losses	841,501	(466,565)	374,936	–
Exclusion of previously amortised goodwill from calculation of gain/loss on disposal and dilution of interests in subsidiaries	–	31,811	31,811	–
Derecognition of liability for dividend proposed	–	9,801	9,801	9,801
	841,501	(424,953)	416,548	9,801

Past impairment losses of goodwill in aggregate amounting to approximately HK$258,786,000 recognised retrospectively in prior years were related to certain subsidiaries and an associate which are principally engaged in the manufacturing and trading of concrete products, building and civil engineering works, and elevators and escalators installation and maintenance in Hong Kong. Impairment losses represented the excess of the carrying amounts of the goodwill over its recoverable amount estimated by reference to the cash flows of the subsidiaries and associate discounted at the prevailing interest rates at the respective financial year ends.

The effect of these changes in accounting policies on the results for the current and prior year is summarised below:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Amortisation of goodwill	(2,305)	(29,346)
Share of amortisation of goodwill of associates	(18,723)	–
Exclusion of previously amortised goodwill from calculation of gain/loss on disposal and dilution of interests in subsidiaries and associates	10,447	44,726
	(10,581)	15,380

3. Significant Accounting Policies

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Investment properties are stated at their open market values based on independent professional valuations at the balance sheet date. No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is twenty years or less.

Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

Property, plant and equipment

Property, plant and equipment, other than hotel properties and freehold land, are stated at cost less depreciation and amortisation and any identified impairment loss.

Hotel properties are stated at cost and no depreciation is provided on hotel properties held on leases of more than twenty years. It is the Group's practice to maintain the properties in a continual state of sound repairs and maintenance and, accordingly, the directors consider that depreciation is not necessary due to their high residual value. The related maintenance expenditure is dealt with in the income statement in the year of expenditure.

No amortisation is provided for freehold land. The cost of leasehold land is amortised over the remaining period of the relevant leases using the straight line method.

The cost of buildings is depreciated over the remaining period of the relevant leases or fifty years, whichever is shorter, using the straight line method.

Depreciation is provided to write off the cost of other assets over their estimated useful lives, using the straight line method, at rates ranging from 10% to $33^1/_3$% per annum.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as assets owned by the Group or over the terms of the relevant leases, whichever is shorter.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Properties held for resale and properties under development held for resale

Completed properties and properties under development held for resale are classified under current assets and are stated at the lower of cost and net realisable value. Cost comprises the acquisition cost, borrowing costs capitalised and other direct costs attributable to such properties. Net realisable value is determined by reference to management estimates of the selling price based on prevailing market conditions, less all estimated costs to be incurred in marketing and selling.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium on acquisition in so far as it has not already been written off or amortised or released to income, less any identified impairment loss.

Interests in jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the relevant jointly controlled entities, less any identified impairment loss. The Group's share of the post-acquisition results of jointly controlled entities is included in the consolidated income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so far as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investment in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Other long term investments

Other long term investments are stated at cost, less any identified impairment loss.

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date on the same basis as contract revenue. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profit less recognised loss exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profit less recognised loss, the excess is shown as amount due to a customer for contract work.

Convertible bonds

Convertible bonds are separately disclosed and regarded as liabilities unless conversion actually occurs. The finance costs, including the premium payable upon the final redemption of the convertible bonds, recognised in the income statement in respect of the convertible bonds are calculated so as to produce a constant periodic rate of charge on the remaining balances of the convertible bonds for each accounting period.

The costs incurred in connection with the issue of the convertible bonds are deferred and amortised on a straight line basis over the lives of the convertible bonds from the date of issue of the bonds to their final redemption date. If any of the bonds are converted, redeemed or purchased and cancelled prior to the final redemption date, an appropriate portion of any remaining unamortised costs will be charged immediately to the income statement.

Assets held under finance leases

Leases are classified as finance leases whenever the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the finance leases, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the terms of the relevant leases.

Turnover

Turnover represents the total value of contract work certified and the gross proceeds received and receivable from project management services in connection with contract work rendered by the Group, revenue generated from hotel operations, property rental and related income, and gross proceeds received and receivable from sale of property during the year.

Revenue recognition

Revenue from a fixed price construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Income from properties pre-sold prior to completion of development is recognised over the period from the execution of a binding sales agreement to the completion of development on the percentage of completion method, measured by reference to the value of work certified during the year. Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its entitlement to resell the property, sales deposits received in advance of completion are forfeited. The excess or short fall between the sales deposits forfeited and the profits recognised up to the date of forfeiture is credited or charged to the income statement.

Revenue from hotel operations is recognised when services are rendered.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income under operating leases is recognised on a straight line basis over the terms of the relevant leases.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit schemes

The amount of the contributions payable in respect of the current year to the Group's defined contribution retirement benefit schemes is charged to the income statement.

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of operations which are denominated in foreign currencies are translated at the rates ruling on the balance sheet date. All exchange differences arising on translation are dealt with in reserve.

4. Business and Geographical Segments

Business segments

For management purposes, the Group's operations are organised into eight operating divisions namely building construction, civil engineering, specialist works, construction materials, engineering and infrastructure services, hotel and catering, property letting and sale of property. These divisions are the basis on which the Group reports its primary segment information.

In the opinion of the directors, the inclusion of the proportionate share of turnover of the associates and jointly controlled entities is meaningful in providing a clearer indication of the Group's activity.

Business segment information for the year ended 31st March, 2002 is presented below:

	Building construction	Civil engineering	Specialist works	Construction materials	Engineering and infrastructure services	Hotel and catering	Property leasing	Sale of property	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER										
External sales	3,116,878	1,329,728	586,850	25,389	-	68,563	49,030	167,372	-	5,343,810
Inter-segment sales	49,240	1,564	67,173	45,765	-	-	23,679	-	(187,421)	-
	3,166,118	1,331,292	654,023	71,154	-	68,563	72,709	167,372	(187,421)	5,343,810
Share of associates and jointly controlled entities	55,862	341,737	-	3,862	3,064,498	-	-	-	-	3,465,959
Total	3,221,980	1,673,029	654,023	75,016	3,064,498	68,563	72,709	167,372	(187,421)	8,809,769
RESULT										
Segment result	7,756	19,210	(25,079)	(20,394)	-	(13,607)	21,994	28,308		18,188
Finance costs										(38,301)
Net investment income										39,584
Loss on dilution of interest in an associate										(6,688)
Share of results of associates	3,368	694	-	1,509	110,000	-	-	-		115,571
Share of results of jointly controlled entities	-	8,559	-	-	-	-	-	-		8,559
Impairment loss for interest in an associate										(11,670)
Profit before taxation										125,243
Taxation										(47,935)
Profit before minority interests										77,308
Minority interests										(6,605)
Profit for the year										70,703

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Hotel and catering HK$'000	Property leasing HK$'000	Sale of property HK$'000	Others HK$'000	Consolidated HK$'000
BALANCE SHEET										
ASSETS										
Segment assets	1,494,521	707,593	354,230	78,857	-	675,450	717,670	9,874	-	4,038,195
Interests in associates	58,043	1,526	-	3,519	773,794	-	-	-	11,670	848,552
Interests in jointly controlled entities	-	7,823	-	-	-	-	-	-	-	7,823
Unallocated corporate assets										1,298,429
Total assets										6,192,999
LIABILITIES										
Segment liabilities	960,621	628,893	182,572	26,993	-	9,552	13,024	9,231	-	1,830,886
Unallocated corporate liabilities										1,351,419
Total liabilities										3,182,305
OTHER INFORMATION										
Capital additions	1,941	1,289	1,930	8,745	-	14,163	38,118	-	2,962	69,148
Amortisation of goodwill	2,305	-	-	-	-	-	-	-	-	2,305
Deficit arising on revaluation of investment properties	-	-	-	-	-	-	31,130	-	-	31,130
Depreciation and amortisation of property, plant and equipment	18,069	6,594	19,272	5,670	-	14,602	8,633	-	6,092	78,932
Write back of impairment losses of property interests	-	-	-	-	-	45,000	8,829	-	-	53,829
Impairment loss on unlisted investment securities	-	-	-	-	-	-	-	-	1,000	1,000
Impairment loss on listed investment securities	-	-	-	-	-	-	-	-	1,462	1,462

Business segment information for the year ended 31st March, 2001 is presented below:

	Building construction	Civil engineering	Specialist works	Construction materials	Engineering and infrastructure services	Hotel and catering	Property leasing	Sale of property	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER										
External sales	4,301,679	1,675,977	755,127	50,754	3,904,039	5,033	47,572	63,074	-	10,803,255
Inter-segment sales	134,884	2,663	182,209	108,375	-	-	24,765	-	(452,896)	-
	4,436,563	1,678,640	937,336	159,129	3,904,039	5,033	72,337	63,074	(452,896)	10,803,255
Share of associates and jointly controlled entities	54,918	127,190	-	1,964	94,373	-	-	-	-	278,445
Total	4,491,481	1,805,830	937,336	161,093	3,998,412	5,033	72,337	63,074	(452,896)	11,081,700
RESULT										
Segment result	216,491	(232,276)	363	(15,592)	178,467	(14,197)	23,153	34,767		191,176
Finance costs										(211,650)
Net investment expenses										(18,742)
Loss on disposal and dilution of interests in subsidiaries										(289,190)
Share of results of associates	1,586	7,518	-	(887)	6,752	-	-	-		14,969
Share of results of a jointly controlled entity	-	293	-	-	-	-	-	-		293
Loss before taxation										(313,144)
Taxation										(49,953)
Loss before minority interests										(363,097)
Minority interests										(91,343)
Loss for the year										(454,440)

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

	Building construction	Civil engineering	Specialist works	Construction materials	Engineering and infrastructure services	Hotel and catering	Property leasing	Sale of property	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
BALANCE SHEET										
ASSETS										
Segment assets	1,313,816	730,677	386,604	196,786	-	625,069	662,468	239,743	-	4,155,163
Interests in associates	42,442	(1,469)	-	2,746	635,846	-	-	-	23,340	702,905
Interest in a jointly controlled entity	-	276	-	-	-	-	-	-	-	276
Unallocated corporate assets										1,318,534
Total assets										6,176,878
LIABILITIES										
Segment liabilities	1,112,939	677,835	112,471	43,932	-	78,903	15,674	42,613	-	2,084,367
Unallocated corporate liabilities										1,242,447
Total liabilities										3,326,814
OTHER INFORMATION										
Capital additions	6,298	4,529	15,210	6,525	327,512	58,731	1,772	50,429	10,379	481,385
Amortisation of goodwill	2,305	-	-	-	27,041	-	-	-	-	29,346
Deficit arising on revaluation of investment properties	-	-	-	-	-	-	13,000	-	-	13,000
Depreciation and amortisation of property, plant and equipment	22,476	5,744	18,922	5,172	278,912	2,157	8,678	-	5,514	347,575

Geographical Segments

The Group's operations are located in the People's Republic of China other than Hong Kong (the "PRC"), Hong Kong, and Pacific region and South East Asia.

The following table provides an analysis of the Group's turnover and profit (loss) from operations by geographical market, irrespective of the origin of the goods/services:

	Turnover		Profit (loss) from operations	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	5,262,554	6,329,493	25,623	7,098
PRC	81,256	25,682	(7,435)	(18,288)
Pacific region and South East Asia	-	4,448,080	-	202,366
	5,343,810	10,803,255	18,188	191,176

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	5,225,775	5,399,101	24,907	148,942
PRC	134,551	96,065	44,241	4,931
Pacific region and South East Asia	832,673	681,712	-	327,512
	6,192,999	6,176,878	69,148	481,385

5. Profit from Operations

	2002	2001
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Amortisation of goodwill (included in administrative expenses)	2,305	29,346
Auditors' remuneration	2,138	6,503
Depreciation and amortisation of property, plant and equipment *(note (a) below)*	78,932	347,575
Loss on disposal of property, plant and equipment	8,768	2,269
Minimum lease payments under operating leases in respect of:		
Premises	5,788	24,140
Plant and machinery	9,206	84,321
Staff costs *(note (b) below)*	137,284	1,146,456
and after crediting:		
Rental income under operating leases in respect of:		
Premises, net of outgoings of HK$13,437,000 (2001: HK$12,871,000)	23,925	21,470
Plant and machinery	1,454	941

Notes:

	2002	2001
	HK$'000	*HK$'000*
(a) Depreciation and amortisation of property, plant and equipment:		
Owned assets	76,321	320,327
Assets held under finance leases	6,710	31,777
	83,031	352,104
Less: Amount capitalised in respect of contracts in progress	(4,099)	(4,529)
	78,932	347,575

	2002	2001
	HK$'000	*HK$'000*
(b) Staff costs:		
Directors' remuneration:		
Fees	90	100
Other emoluments	20,587	28,501
	20,677	28,601
Other staff costs:		
Salaries and allowances	473,714	1,569,152
Retirement benefit scheme contributions, net of forfeited contributions of approximately HK$6,203,000 (2001: HK$3,238,000)	9,947	43,377
	504,338	1,641,130
Less: Amount capitalised in respect of contracts in progress	(367,054)	(494,674)
	137,284	1,146,456

6. Finance Costs

	2002	2001
	HK$'000	*HK$'000*
Borrowing costs on:		
Amortisation of deferred expenditure on convertible bonds	–	4,409
Bank borrowings wholly repayable within five years	26,703	49,197
Bank borrowings not wholly repayable within five years	15,793	58,290
Convertible bonds, including amortisation of premium payable upon final redemption of the convertible bonds	–	45,467
Convertible notes	1,275	26,833
Obligations under finance leases	265	15,734
Others	3,273	20,922
	47,309	220,852
Less: Amount capitalised in respect of properties under development held for resale and contracts in progress	(9,008)	(9,202)
	38,301	211,650

7. Investment Income (Expenses) – Net

	2002	2001
	HK$'000	*HK$'000*
Amortisation of redemption premium of debt securities	–	6,396
Deficit arising on revaluation of investment properties	(31,130)	(13,000)
Dividend income from:		
Listed securities	–	2,987
Unlisted securities	–	24
Gain (loss) on disposal of:		
Unlisted investment securities	–	21,354
Unlisted short term investments	(22,000)	–
Listed other investments	4,795	(155,771)
Impairment loss on:		
Unlisted investment securities	(1,000)	–
Listed investment securities	(1,462)	–
Interest income	38,312	137,996
Net realised and unrealised holding loss on listed other investments	(1,760)	(18,728)
Write back of impairment losses on:		
Hotel properties	45,000	–
Properties under development held for resale	8,829	–
	39,584	(18,742)

8. Loss on Disposal and Dilution of Interests in Subsidiaries and an Associate

	2002	2001
	HK$'000	*HK$'000*
		(As restated)
Loss on disposal and dilution of interests in subsidiaries	–	(289,190)
Loss on dilution of interest in an associate	(6,688)	–
	(6,688)	(289,190)

9. Directors' and Employees' Emoluments

Particulars of the emoluments of the directors and five highest paid individuals for the year are as follows:

(a) Directors' emoluments

	2002 *HK$'000*	2001 *HK$'000*
Fees:		
Executive directors	43	40
Non-executive directors	47	60
	90	100
Other emoluments:		
Executive directors		
Salaries and other benefits	18,705	17,619
Discretionary bonus	–	9,000
Retirement benefit scheme contributions	882	882
Non-executive directors		
Salaries and other benefits	1,000	1,000
	20,587	28,501
	20,677	28,601

The amounts disclosed above include directors' fee of HK$20,000 (2001: HK$20,000) and other emoluments of HK$1,000,000 (2001: HK$1,000,000) paid to independent non-executive directors.

The emoluments of the directors were within the following bands:

	Number of directors	
	2002	2001
Nil to HK$1,000,000	7	6
HK$4,000,001 to HK$4,500,000	1	–
HK$4,500,001 to HK$5,000,000	2	–
HK$6,000,001 to HK$6,500,000	1	1
HK$6,500,001 to HK$7,000,000	–	1
HK$7,000,001 to HK$7,500,000	–	2

(b) Employees' emoluments

The five highest paid individuals in the Group for the year included four (2001: four) directors, details of whose emoluments are included in paragraph (a) above. Particulars of the emoluments of the remaining one (2001: one) individual are as follows:

	2002 *HK$'000*	2001 *HK$'000*
Salaries and other benefits	2,428	2,492
Discretionary bonus	–	3,000
Retirement benefit scheme contributions	115	–
	2,543	5,492

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, none of the directors has waived any emoluments during the year.

10. Taxation

	2002	2001
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax:		
Current year	7,721	58,756
(Over)underprovision in previous years	(638)	30
	7,083	58,786
Overseas taxation	4,390	25,586
Share of tax on results of associates	42,924	5,278
Share of tax on results of jointly controlled entities	12	13
	54,409	89,663
Deferred taxation	(6,474)	(39,710)
	47,935	49,953

Hong Kong Profits Tax is calculated at the rate of 16% (2001: 16%) of the estimated assessable profits derived from Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Details of deferred taxation are set out in note 31.

11. Dividends

	2002	2001
	HK$'000	*HK$'000*
		(As restated)
Interim dividend paid for 2002 – 1.0 cent (2001: 1.0 cent) per share	10,246	9,801
Final dividend proposed for 2002 – 1.0 cent (2001: 1.0 cent) per share	10,367	9,925
	20,613	19,726
Final dividend paid for 2001 – 1.0 cent (2000 : 1.0 cent) per share	9,925	9,852

Of the final dividend for the year ended 31st March, 2001 and the interim dividend for the year ended 31st March, 2002, approximately HK$5,674,000 and HK$3,034,000 were settled in shares under the Company's scrip dividend schemes announced by the directors of the Company on 14th July, 2001 and 17th December, 2001, respectively. The amounts were credited to the accumulated profits during the year *(note 35)*.

The amount of the final dividend proposed for the year ended 31st March, 2002, which will be in scrip form with a cash option, has been calculated by reference to the 1,036,744,924 issued shares as at the date of this report. Pursuant to the adoption of SSAP 9 (Revised), the final dividends proposed for the current and prior years after the balance sheet date are not recognised as liabilities in the financial statements.

12. Earnings (Loss) per Share

The calculation of the basic and diluted earnings (loss) per share for the year is based on the following data:

	2002 *HK$'000*	2001 *HK$'000* *(As restated)*
Earnings (loss):		
Earnings (loss) for the purposes of basic earnings (loss) per share	70,703	(454,440)
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of subsidiaries based on dilution of their earnings per share	–	(7,866)
Adjustment to the share of results of an associate based on dilution of its earnings per share	(2,892)	–
Earnings (loss) for the purposes of diluted earnings (loss) per share	67,811	(462,306)
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings (loss) per share	1,002,323,116	981,793,807

For the year ended 31st March, 2002, the computation of diluted earnings per share does not assume the conversion of the Company's share options, warrants and secured convertible redeemable note since their exercise prices are higher than the average market price per share for the year.

For the year ended 31st March, 2001, the computation of diluted loss per share does not assume the conversion of the Company's share options, warrants, secured convertible redeemable note and convertible bonds since their exercise would result in a decrease in loss per share from continuing operations.

The adjustment to the basic and diluted loss per share for the year ended 31st March, 2001, arising from the changes in accounting policies set out in note 2 above, is as follows:

	Basic *HK$*	Diluted *HK$*
Loss per share:		
As originally stated	(0.479)	(0.487)
Adjustments arising from the adoption of new/revised SSAPs	0.016	0.016
As restated	(0.463)	(0.471)

13. Investment Properties

	THE GROUP	
	2002	**2001**
	HK$'000	*HK$'000*
VALUATION		
Balance brought forward	585,130	598,130
Transfer from properties under development held for resale	85,000	–
Other addition	36,900	–
Deficit arising on revaluation	(31,130)	(13,000)
Balance carried forward	675,900	585,130

The Group's investment properties are held for rental purposes under operating leases. They were revalued on 31st March, 2002, on an open market value basis, by RHL Appraisal Ltd., an independent professional valuer. The valuation attributable to the investment properties amounted to approximately HK$675,900,000 (2001: HK$585,130,000) and the deficit arising on revaluation of these properties amounting to approximately HK$31,130,000 (2001: HK$13,000,000) has been charged to the income statement.

The carrying amount of investment properties held by the Group as at the balance sheet date comprises the following:

	2002	**2001**
	HK$'000	*HK$'000*
Long term leasehold properties in:		
Hong Kong	85,000	–
PRC	3,900	6,130
Medium term leasehold properties in:		
Hong Kong	525,000	539,000
PRC	62,000	40,000
	675,900	585,130

14. Property, Plant and Equipment

	Hotel properties *HK$'000*	Land and buildings *HK$'000*	Plant and machinery *HK$'000*	Motor vehicles and yachts *HK$'000*	Furniture and fixtures *HK$'000*	Total *HK$'000*
THE GROUP						
COST						
At 1st April, 2001	560,000	277,441	479,143	69,424	166,579	1,552,587
Additions	–	–	6,874	854	24,520	32,248
Disposals	–	–	(20,081)	(8,424)	(2,687)	(31,192)
Write back of impairment loss	45,000	–	–	–	–	45,000
At 31st March, 2002	605,000	277,441	465,936	61,854	188,412	1,598,643
DEPRECIATION AND AMORTISATION						
At 1st April, 2001	–	23,717	250,774	33,419	44,405	352,315
Provided for the year	–	5,353	44,352	6,587	26,739	83,031
Eliminated on disposals	–	–	(9,785)	(5,937)	(1,596)	(17,318)
At 31st March, 2002	–	29,070	285,341	34,069	69,548	418,028
NET BOOK VALUES						
At 31st March, 2002	605,000	248,371	180,595	27,785	118,864	1,180,615
At 31st March, 2001	560,000	253,724	228,369	36,005	122,174	1,200,272

The net book value of hotel properties and land and buildings held by the Group as at the balance sheet date comprises the following:

	2002 *HK$'000*	2001 *HK$'000*
Long term leasehold properties in:		
Hong Kong	605,000	560,000
PRC	1,680	1,714
Medium term leasehold properties in:		
Hong Kong	246,068	251,369
PRC	623	641
	853,371	813,724

As at 31st March, 2001, the net book value of property, plant and equipment of the Group included an aggregate amount of approximately HK$35,841,000 in respect of assets held under finance leases.

As at 31st March, 2002, the directors reviewed the carrying value of the hotel properties and identified that the recoverable amount of the hotel properties, estimated by reference to the cash flows from the hotel properties discounted at the prevailing interest rates, exceeded its carrying value. Accordingly, an impairment loss of approximately HK$45,000,000 was written back to the consolidated income statement for the year.

15. Goodwill

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
		(As restated)
COST		
Balance brought forward	385,531	841,501
On acquisition of subsidiaries	–	84,862
Eliminated on disposal and dilution of interests in subsidiaries	–	(540,832)
Balance carried forward	385,531	385,531
AMORTISATION AND IMPAIRMENT		
Balance brought forward	364,784	434,754
Provided for the year	2,305	29,346
Eliminated on disposal and dilution of interests in subsidiaries	–	(99,316)
Balance carried forward	367,089	364,784
NET BOOK VALUE		
Balance carried forward	18,442	20,747

The amortisation period adopted for goodwill is 20 years.

16. Interests in Subsidiaries

	THE COMPANY	
	2002	2001
	HK$'000	*HK$'000*
Unlisted shares	212,921	212,921
Loans to subsidiaries	160,900	166,500
Amounts due from subsidiaries	3,587,249	3,757,912
	3,961,070	4,137,333
Less: Impairment loss recognised	(457,468)	–
	3,503,602	4,137,333

The unlisted shares are stated at their carrying values which are based on the book values of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group under a group reorganisation in 1993.

In the opinion of the directors, the loans to subsidiaries and amounts due from subsidiaries will not be repayable within twelve months from the balance sheet date and are therefore shown as non-current.

None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

Particulars of the Company's principal subsidiaries as at 31st March, 2002 are set out in note 47.

At 31st March, 2002, the directors reviewed the carrying value of the Company's interests in subsidiaries and identified that certain loss making subsidiaries are not expected to generate income from their future operations. Accordingly, impairment losses of approximately HK$457,468,000, which represent the excess of carrying value of the interests in subsidiaries over their recoverable amounts estimated by reference to the net selling prices of the underlying assets and liabilities of the subsidiaries, were recognised in the income statement for the year.

17. Interests in Associates

	THE GROUP	
	2002	**2001**
	HK$'000	*HK$'000*
		(As restated)
Share of net assets:		
Listed investments overseas *(note (a) below)*	495,691	392,999
Unlisted investments	10,723	29,361
Premium on acquisition of associates *(note (b) below)*	278,103	242,848
	784,517	665,208
Amount due from an associate *(note (c) below)*	64,035	37,697
	848,552	702,905
Market value of listed investments	1,300,600	567,100

Notes:

(a) In February 2001, Downer EDI Limited ("Downer"), which was formerly a subsidiary of the Company, became the Group's principal associate. Downer is a company listed in Australia and its financial year end date is 30th June. In the consolidated balance sheet at 31st March, 2001, the Group's interests in associates included the Group's share of net assets of Downer calculated based on the financial information made up to 31st March, 2001. Commencing on 1st April, 2001, only published financial information of Downer will be available and used by the Group in applying the equity method. Accordingly, the Group's share of interest in Downer at 31st March, 2002 is calculated based on the net assets of Downer at 31st December, 2001 and the results from 1st April 2001 to 31st December, 2001.

The following details have been extracted from the published financial information of Downer, the Group's significant associate, for the six months period ended 31st December, 2001:

	HK$'000
Results for the period:	
Revenue from ordinary activities	5,145,763
Profit from ordinary activities before taxation	129,025
Profit from ordinary activities after taxation	84,285
Financial position:	
Non-current assets	3,789,308
Current assets	3,300,160
Current liabilities	(1,860,501)
Non-current liabilities	(2,393,676)
Preference share capital	(251,613)

(b) Movement of premium on acquisition of associates is analysed as follows:

	THE GROUP *HK$'000*
COST	
At 1st April, 2001	297,438
On acquisition of associates	100,195
Eliminated on dilution of interest	(56,664)
At 31st March, 2002	340,969
AMORTISATION	
At 1st April, 2001	54,590
Provided for the year	18,723
Eliminated on dilution of interest	(10,447)
At 31st March, 2002	62,866
NET BOOK VALUE	
At 31st March, 2002	278,103
At 31st March, 2001	242,848

The amortisation period adopted for goodwill is 20 years.

(c) The amount due from an associate is unsecured and bears interest at 1% (2001: 1%) over Hong Kong prime rate. In the opinion of the directors, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

Particulars of the Group's principal associates as at 31st March, 2002 are set out in note 47.

The Group's share of losses of an associate amounting to approximately HK$123,735,000 (2001: HK$125,701,000) has not been accounted for by the Group as those losses arise on a contract are recoverable in full under guarantees provided by an ex-shareholder of the associate. The Group proceeded a court action against the ex-shareholder to recover the losses together with interest and other expenses incurred. The directors, having taken legal advice, believe that the suit is valid and the losses can be fully recovered from the ex-shareholder.

18. Interests in Jointly Controlled Entities

	THE GROUP	
	2002 *HK$'000*	**2001** *HK$'000*
Share of net assets	2,823	276
Amount due from a jointly controlled entity	5,000	-
	7,823	276

The amount due from a jointly controlled entity is unsecured and interest free. In the opinion of the directors, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

Particulars of the Group's jointly controlled entities as at 31st March, 2002 are set out in note 47.

19. Investments in Securities

	Investment securities		Other investments		Total	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
Listed equity securities:						
in Hong Kong	644,030	644,030	34,005	16,903	678,035	660,933
in overseas	22,823	24,285	–	–	22,823	24,285
Unlisted debt securities	–	–	100,000	100,000	100,000	100,000
	666,853	668,315	134,005	116,903	800,858	785,218
Market value of listed securities	64,045	112,939	34,005	16,903	98,050	129,842
Carrying amount analysed for reporting purposes as:						
Current	7,824	–	134,005	16,903	141,829	16,903
Non-current	659,029	668,315	–	100,000	659,029	768,315
	666,853	668,315	134,005	116,903	800,858	785,218

Particulars of the equity securities held by the Group as at 31st March, 2002 disclosed in accordance with Section 129(2) of the Companies Ordinance are as follows:

Name of company	**Place of incorporation**	**Type of investment**	**Proportion of nominal value of issued share capital held by the Group**
China Strategic Holdings Limited	Hong Kong	Ordinary shares	17.45%

In the opinion of the directors, the above investments are worth at least their carrying value.

20. Other Long Term Investments

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Unlisted investments, at cost:		
in Hong Kong	15,901	15,901
in overseas	388	325
	16,289	16,226

In the opinion of the directors, the above investments are worth at least their carrying value.

21. Amounts due from (to) Customers for Contract Works

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred to date	31,249,672	27,368,751
Recognised profits less recognised losses	941,835	867,038
	32,191,507	28,235,789
Less: Progress billings	(32,430,004)	(28,672,690)
	(238,497)	(436,901)
Represented by:		
Amounts due from customers for contract works	375,414	367,784
Amounts due to customers for contract works	(613,911)	(804,685)
	(238,497)	(436,901)

At 31st March, 2002, retentions held by customers for contract works included in debtors, deposits and prepayments amounted to approximately HK$544,866,000 (2001: HK$530,644,000). Advances received from customers for contract works included in creditors and accrued expenses amounted to approximately HK$7,346,000 (2001: Nil).

22. Debtors, Deposits and Prepayments

The Group's credit terms for its contracting business are negotiated with, and entered into under, normal commercial terms with its trade customers. Trade debtors arise from property letting business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are trade debtors of approximately HK$640,904,000 (2001: HK$721,077,000) and their aged analysis is as follows:

	THE GROUP	
	2002	**2001**
	HK$'000	*HK$'000*
Within 90 days	590,357	636,065
More than 90 days and within 180 days	14,520	24,277
More than 180 days	36,027	60,735
	640,904	721,077

23. Amount due from (to) Related Companies

The balances represent amounts due from (to) the subsidiaries and associates of certain substantial shareholders of the Company. The amounts are unsecured, have no fixed terms of repayment and are interest free, except for the amount due from a related company of approximately HK$25,054,000 (2001: HK$144,285,000) which bears interest at 3% (2001: 2%) over Hong Kong prime rate.

24. Amounts due from (to) Associates and Amounts due to Jointly Controlled Entities

The amounts are unsecured, interest free and have no fixed terms of repayment.

25. Unsecured Loans Receivable

The amounts are unsecured, receivable within one year and bear interest at the following rates:

	THE GROUP	
	2002	**2001**
	HK$'000	*HK$'000*
1% over Hong Kong prime rate	144,340	25,500
2% over Hong Kong prime rate	40,500	56,987
3% over Hong Kong prime rate	5,000	5,000
	189,840	87,487

26. Creditors and Accrued Expenses

Included in creditors and accrued expenses are trade payables of approximately HK$514,356,000 (2001: HK$537,037,000) and their aged analysis is as follows:

	THE GROUP	
	2002	**2001**
	HK$'000	*HK$'000*
Within 90 days	492,249	515,432
More than 90 days and within 180 days	7,581	9,479
More than 180 days	14,526	12,126
	514,356	537,037

27. Obligation under Finance Leases

	Minimum lease payments		Present value of minimum lease payments	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP				
Amounts payable under finance leases due within one year	–	6,763	–	6,450
Less: Future finance charges	–	(313)	–	–
Present value of finance leases	–	6,450	–	6,450

28. Bank Borrowings

	THE GROUP		THE COMPANY	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank borrowings comprise:				
Mortgage loans	816,328	264,335	–	–
Bank loans	391,725	124,562	10,000	–
Trust receipt loans	7,037	1,490	5,743	–
Bank overdrafts	80,759	2,224	1,995	–
	1,295,849	392,611	17,738	–
Analysed as:				
Secured	1,168,053	388,897	–	–
Unsecured	127,796	3,714	17,738	–
	1,295,849	392,611	17,738	–
The bank borrowings are repayable as follows:				
Within one year or on demand	468,267	54,341	17,738	–
More than one year, but not exceeding two years	104,101	324,895	–	–
More than two years, but not exceeding five years	459,521	11,197	–	–
More than five years	263,960	2,178	–	–
	1,295,849	392,611	17,738	–
Less: Amount due within one year or on demand shown under current liabilities	(468,267)	(54,341)	(17,738)	–
Amount due after one year	827,582	338,270	–	–

29. Other Loan

The amount represented a secured note payable bearing interest at 7.5% per annum and was fully repaid during the year.

30. Convertible Note

The amount represented convertible redeemable note which was secured by a first mortgage on a hotel property of the Group, and a charge over the shares in certain subsidiaries of the Company, interest free during the period from its date of issue to 30th September, 2000 and thereafter bore interest at 6% per annum. No conversion rights were exercised and the amount was fully redeemed at par during the year.

31. Deferred Taxation

	THE GROUP		THE COMPANY	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance brought forward	42,358	216,852	–	370
Translation adjustments	–	(35,080)	–	–
On disposal of subsidiaries	–	(99,704)	–	–
Credit for the year	(6,474)	(39,710)	–	(370)
Balance carried forward	35,884	42,358	–	–

At the balance sheet date, the major components of the provision for deferred taxation liability (asset) are as follows:

	THE GROUP		THE COMPANY	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Excess of tax allowances over depreciation	28,425	35,515	–	–
Prepayments claimed for taxation purposes	4,091	2,867	–	–
Different method in recognition of contract income for accounting and taxation purposes	5,187	16,469	–	–
Unutilised tax losses	(1,819)	(12,008)	–	–
Others	–	(485)	–	–
	35,884	42,358	–	–

The major components of deferred taxation (charge) credit not recognised for the year are as follows:

	THE GROUP	
	2002	**2001**
	HK$'000	*HK$'000*
Tax effect of timing differences attributable to:		
Difference between tax allowances and depreciation	(5,993)	(4,770)
Prepayments claimed for taxation purposes	226	332
Different method in recognition of contract income for accounting and taxation purposes	(3,069)	8,750
Tax losses arising	970	10,291
	(7,866)	14,603

At the balance sheet date, the major components of potential deferred taxation asset (liability) not recognised in the financial statements are as follows:

	THE GROUP	
	2002	**2001**
	HK$'000	*HK$'000*
Tax effect of timing differences attributable to:		
Difference between tax allowances and depreciation	(11,299)	(5,306)
Prepayments claimed for taxation purposes	(24)	(250)
Different method in recognition of contract income for accounting and taxation purposes	(2,155)	914
Unutilised tax losses	43,834	42,864
	30,356	38,222

The net deferred taxation asset has not been recognised in the financial statements as realisation of this asset in the foreseeable future is uncertain.

The Company did not have any significant unprovided deferred taxation as at the balance sheet date.

32. Share Capital

	Number of shares	**Value** *HK$'000*
Ordinary shares of HK$0.10 each:		
Authorised:		
At 1st April, 2000, 31st March, 2001 and 31st March, 2002	3,000,000,000	300,000
Issued and fully paid:		
At 1st April, 2000	980,115,103	98,011
Issue of new shares pursuant to scrip dividend scheme	12,373,289	1,238
At 31st March, 2001	992,488,392	99,249
Issue of new shares pursuant to scrip dividend scheme	44,256,532	4,426
At 31st March, 2002	1,036,744,924	103,675

Pursuant to the scrip dividend schemes which were announced by the Company on 14th July, 2001 and 17th December, 2001, the Company issued 32,113,356 and 12,143,176 new shares of HK$0.10 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31st March, 2001 and the interim dividend for the year ended 31st March, 2002, respectively. The scrip shares did not rank for the final dividend for the year ended 31st March, 2001 and the interim dividend for the year ended 31st March, 2002, respectively.

33. Warrants

	Number of shares upon subscription	**Aggregate subscription amount** HK$'000
2003 Warrants		
Warrants at a subscription price of HK$0.40 each:		
Bonus issue of warrants during the year and balance in issue at 31st March, 2002	204,920,349	81,968

During the year, a bonus issue of 204,920,349 2003 Warrants was made to shareholders whose names appeared on the register of members on 8th February, 2002 on the basis of one warrant for every five shares of the Company then held. The 2003 Warrants conferring rights to the holders thereof to subscribe for up to HK$81,968,140 in cash for shares of HK$0.10 each in the Company at an initial subscription price of HK$0.40 per share, subject to adjustment, at any time from 1st March, 2002 up to and including 29th August, 2003.

34. Share Options

At 31st March, 2002, the options to subscribe for shares outstanding under the Company's share option scheme are as follows:

Date of grant	Exercise price per share *HK$*	Number of shares to be issued upon exercise of the share options
18th December, 1998	0.6048	38,349,206
17th December, 1999	0.5552	16,100,000
		54,449,206

The above outstanding options can be exercised at any time during a period of three years commencing on the expiry of six months after the date of acceptance of the options.

No share options were granted or exercised during the year.

35. Reserves

	Share premium *HK$'000*	Special reserve *HK$'000*	Capital reserve *HK$'000*	Translation reserve *HK$'000*	Goodwill reserve *HK$'000*	Accumulated profits (losses) *HK$'000*	Total *HK$'000*
THE GROUP							
At 1st April, 2000							
As originally stated	221,338	124,933	3,126,941	(159,048)	(841,501)	350,194	2,822,857
Prior period adjustments *(note 2)*	–	–	–	–	841,501	(424,953)	416,548
As restated	221,338	124,933	3,126,941	(159,048)	–	(74,759)	3,239,405
Exchange differences arising from translation of overseas operations	–	–	–	(119,529)	–	–	(119,529)
Issue of shares under scrip dividend scheme	(1,238)	–	–	–	–	–	(1,238)
Credit arising on scrip dividends *(note 11)*	–	–	–	–	–	4,560	4,560
Share issue expenses	(293)	–	–	–	–	–	(293)
Realised on disposal and dilution of interests in subsidiaries	–	–	–	86,841	–	–	86,841
Loss for the year	–	–	–	–	–	(454,440)	(454,440)
Dividends paid *(note 11)*	–	–	–	–	–	(19,653)	(19,653)
At 31st March, 2001	219,807	124,933	3,126,941	(191,736)	–	(544,292)	2,735,653
Exchange differences arising from translation of overseas operations	–	–	–	79,793	–	–	79,793
Issue of shares under scrip dividend scheme	(4,426)	–	–	–	–	–	(4,426)
Credit arising on scrip dividends *(note 11)*	–	–	–	–	–	8,708	8,708
Share issue expenses	(535)	–	–	–	–	–	(535)
Realised on dilution of interests in associates	–	–	–	21,630	–	–	21,630
Profit for the year	–	–	–	–	–	70,703	70,703
Dividends paid *(note 11)*	–	–	–	–	–	(20,171)	(20,171)
At 31st March, 2002	214,846	124,933	3,126,941	(90,313)	–	(485,052)	2,891,355

The accumulated losses of the Group include accumulated profits of approximately HK$42,331,000 (2001: HK$20,061,000) and HK$2,827,000 (2001: HK$280,000) retained by the associates and jointly controlled entities of the Group, respectively.

	Share premium HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY					
At 1st April, 2000					
As originally stated	221,338	3,126,941	155,846	78,026	3,582,151
Prior period adjustments *(note 2)*	–	–	–	9,801	9,801
As restated	221,338	3,126,941	155,846	87,827	3,591,952
Issue of shares under scrip dividend scheme	(1,238)	–	–	–	(1,238)
Credit arising on scrip dividends *(note 11)*	–	–	–	4,560	4,560
Share issue expenses	(293)	–	–	–	(293)
Profit for the year	–	–	–	736	736
Dividends paid *(note 11)*	–	–	–	(19,653)	(19,653)
At 31st March, 2001	219,807	3,126,941	155,846	73,470	3,576,064
Issue of shares under scrip dividend scheme	(4,426)	–	–	–	(4,426)
Credit arising on scrip dividends *(note 11)*	–	–	–	8,708	8,708
Share issue expenses	(535)	–	–	–	(535)
Transfer	–	–	(155,846)	155,846	–
Loss for the year	–	–	–	(177,542)	(177,542)
Dividends paid *(note 11)*	–	–	–	(20,171)	(20,171)
At 31st March, 2002	214,846	3,126,941	–	40,311	3,382,098

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

The capital reserve of the Group and the Company represents the credit arising from the cancellation of share premium and the paid up share capital upon the capital reorganisation.

The contributed surplus of the Company represents the difference between the underlying net assets of the subsidiaries acquired by the Company and the nominal amount of the Company's share capital issued as consideration for the acquisition. During the year, the contributed surplus was transferred to accumulated profits for future distribution.

Under the Companies Act 1981 of Bermuda, the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Pursuant to the letter of undertaking entered into between the Company and a bank, the Company cannot reduce or distribute or use the capital reserve account, including the transfer to the contributed surplus account, so long as any sums remain outstanding under a loan agreement, over which the Company has given a guarantee in favour of the bank, entered into between certain subsidiaries of the Company and the bank.

In the opinion of the directors, the Company's reserves available for distribution to shareholders as at the balance sheet date were as follows:

	2002 *HK$'000*	2001 *HK$'000* *(As restated)*
Contributed surplus	–	155,846
Accumulated profits	40,311	73,470
	40,311	229,316

36. Reconciliation of Profit (Loss) before Taxation to Net Cash Inflow from Operating Activities

	2002 *HK$'000*	2001 *HK$'000* *(As restated)*
Profit (loss) before taxation	125,243	(313,144)
Share of results of associates	(103,901)	(14,969)
Share of results of jointly controlled entities	(8,559)	(293)
Loss on disposal and dilution of interests in subsidiaries and an associate	6,688	289,190
Impairment loss on investment securities	2,462	–
Deficit arising on revaluation of investment properties	31,130	13,000
Write back of impairment loss on properties under development held for resale	(8,829)	–
Write back of impairment loss on hotel properties	(45,000)	–
Write back of allowance for loans receivable	(23,829)	–
Allowance for amount due from an associate receivable after one year	–	20,000
Interest expenses	38,301	211,650
Interest income	(38,312)	(137,996)
Amortisation of goodwill	2,305	29,346
Depreciation and amortisation of property, plant and equipment	78,932	347,575
Dividends from investments in listed securities	–	(2,987)
Dividends from investments in unlisted securities	–	(24)
Net realised and unrealised holding loss on listed other investments	1,760	18,728
Loss on disposal of unlisted short term investments	22,000	–
(Gain) loss on disposal of listed other investments	(4,795)	155,771
Gain on disposal of unlisted investment securities	–	(21,354)
Amortisation of redemption premium of debt securities	–	(6,396)
Loss on disposal of property, plant and equipment	8,768	2,269
Increase in properties under development held for resale	(39,635)	(28,948)
Decrease in properties held for resale	130,904	–
(Increase) decrease in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation and amortisation	(186,070)	887,457
Decrease (increase) in debtors, deposits and prepayments	65,539	(654,557)
Increase in amounts due from related companies	(8,792)	(249)
Decrease in amounts due from associates	2,277	7,274
Decrease in creditors and accrued expenses	(119,879)	(153,300)
Decrease in bills payable	–	(1,118)
Decrease in amounts due to related companies	(115)	(1,882)
(Decrease) increase in amounts due to associates	(1,682)	5,121
Increase in amounts due to jointly controlled entities	79,194	–
Net cash inflow from operating activities	6,105	650,164

37. Acquisition of Subsidiaries

	2002 *HK$'000*	2001 *HK$'000*
Net assets acquired:		
Property, plant and equipment	–	69,250
Amounts due from (to) customers for contract works – net	–	21,465
Debtors, deposits and prepayments	–	137,246
Bank balances and cash	–	10,845
Creditors and accrued expenses	–	(108,552)
Taxation payable	–	(100)
Bank loans	–	(287)
Minority interests	–	(1,312)
	–	128,555
Goodwill arising on acquisition of subsidiaries	–	158,378
	–	286,933
Satisfied by:		
Cash paid	–	138,479
Issue of shares in a subsidiary to minority shareholders	–	138,191
Consideration payable	–	10,263
	–	286,933

Analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries:

	2002 *HK$'000*	2001 *HK$'000*
Cash consideration	–	(138,479)
Bank balances and cash acquired	–	10,845
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	–	(127,634)

The subsidiaries acquired during the year ended 31st March, 2001 contributed approximately HK$179,547,000 to the Group's turnover and a profit of approximately HK$10,148,000 to the Group's profit from operations and did not make a significant impact on the Group's cash flows for that year.

38. Disposal and Dilution of Interests in Subsidiaries

	2002 *HK$'000*	2001 *HK$'000* *(As restated)*
Net assets disposed of:		
Property, plant and equipment	–	1,828,524
Goodwill	–	441,516
Interests in associates	–	38,500
Amounts due from (to) customers for contract works – net	–	(26,384)
Debtors, deposits and prepayments	–	1,738,764
Amounts due from associates	–	126,448
Short term bank deposits, bank balances and cash	–	103,385
Creditors and accrued expenses	–	(600,855)
Taxation payable	–	(45,010)
Obligations under finance leases	–	(134,654)
Bank loans	–	(933,129)
Other loans	–	(576,394)
Convertible notes	–	(133,980)
Deferred taxation	–	(99,704)
Minority interests	–	(722,910)
	–	1,004,117
Translation reserve realised	–	86,841
Loss on disposal and dilution of interests in subsidiaries	–	(289,190)
Interests in associates	–	(633,009)
	–	168,759
Satisfied by:		
Cash received	–	47,378
Unlisted debt securities	–	100,000
Amounts due from associates	–	21,381
	–	168,759

Analysis of net outflow of cash and cash equivalents in connection with the disposal and dilution of interests in subsidiaries:

	2002 *HK$'000*	2001 *HK$'000*
Cash consideration received	–	47,378
Short term bank deposits, bank balances and cash disposed of	–	(103,385)
Net outflow of cash and cash equivalents in connection with the disposal and dilution of interests in subsidiaries	–	(56,007)

The subsidiaries disposed of during the year ended 31st March, 2001 contributed approximately HK$61,818,000 to the Group's net operating cash flows, paid approximately HK$148,387,000 in respect of the net returns on investments and servicing of finance, paid approximately HK$50,573,000 for taxation, paid approximately HK$298,718,000 for investing activities and raised approximately HK$466,380,000 in respect of financing activities. The subsidiaries disposed of contributed approximately HK$220,880,000 to the Group's profit from operations for that year.

39. Analysis of Changes in Financing during the Year

	Share capital and premium HK$'000	Convertible bonds HK$'000	Bank borrowings with more than three months of maturity when raised HK$'000	Obligations under finance leases HK$'000	Minority interests HK$'000	Other loans HK$'000	Convertible notes HK$'000	Amount due to a jointly controlled entity HK$'000
At 1st April, 2000	319,349	1,066,214	850,013	238,440	733,195	715,975	616,425	-
Translation adjustments	-	-	(89,930)	(41,150)	-	(139,581)	(32,445)	-
Share issue expenses	(293)	-	-	-	-	-	-	-
Repurchase and redemption of the convertible bonds	-	(1,076,451)	-	-	-	-	-	-
Amortisation of deferred expenditure on convertible bonds	-	4,409	-	-	-	-	-	-
Amortisation of premium payable upon final redemption of the convertible bonds	-	5,828	-	-	-	-	-	-
New loans raised	-	-	900,594	-	-	-	-	-
Repayments	-	-	(337,448)	(56,186)	(95,100)	-	-	-
Issue of shares in a subsidiary to minority shareholders upon acquisition of a subsidiary	-	-	-	-	138,191	-	-	-
On acquisition of subsidiaries	-	-	287	-	1,312	-	-	-
On disposal and dilution of interests in subsidiaries	-	-	(933,129)	(134,654)	(722,910)	(576,394)	(133,980)	-
Contributions from minority shareholders	-	-	-	-	746	-	-	-
Minority share of goodwill of subsidiaries	-	-	-	-	(73,520)	-	-	-
Minority share of results for the year	-	-	-	-	91,343	-	-	-
Dividends paid to minority shareholders	-	-	-	-	(58,095)	-	-	-
Additions to investment securities	-	-	-	-	-	321,760	-	-
Advances	-	-	-	-	-	-	-	13,390
At 31st March, 2001	319,056	-	390,387	6,450	15,162	321,760	450,000	13,390
Share issue expenses	(535)	-	-	-	-	-	-	-
New loans raised	-	-	888,882	-	-	-	-	-
Repayments	-	-	(64,179)	(6,450)	(2,953)	(321,760)	(450,000)	(890)
Minority share of results for the year	-	-	-	-	6,605	-	-	-
Dividends paid to minority shareholders	-	-	-	-	(3,150)	-	-	-
At 31st March, 2002	318,521	-	1,215,090	-	15,664	-	-	12,500

40. Major Non-cash Transactions

During the year, the Group issued additional shares as scrip dividends as set out in note 32.

For the year ended 31st March, 2001, in addition to the non-cash consideration involved in the acquisition, and the disposal and dilution of interests in subsidiaries set out in notes 37 and 38, respectively, and the issue of additional shares as scrip dividends, the Group also had the following major non-cash transactions:

(a) Issue of loan note of HK$321,760,000 as part of the consideration for the acquisition of certain investment securities; and

(b) Receipt of scrip dividends of HK$110,000 from investments in listed securities.

41. Retirement Benefit Schemes

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The cost charged to the income statement represents contributions payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at the rates specified in the rules of the scheme.

42. Contingent Liabilities

	THE GROUP		THE COMPANY	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Outstanding performance bonds in respect of construction contracts	607,447	598,556	–	–
Guarantees given to banks and financial institutions in respect of general banking facilities granted to:				
Subsidiaries	–	–	1,886,345	1,337,858
Associates	84,717	84,206	84,717	84,206
A jointly controlled entity	8,360	4,180	8,360	4,180
	700,524	686,942	1,979,422	1,426,244

At the balance sheet date, the Group had a number of employees who have completed the required number of years of service under the Employment Ordinance (the "Ordinance") to be eligible for long service payments on termination of their employment. The Group is only liable to make such payments if the termination of employment meets the circumstances which are specified in the Ordinance. Had the employment of all eligible employees been terminated on 31st March, 2002 and long service payments been paid under the Ordinance, the amount payable would have been approximately HK$52,072,000 (2001: HK$45,724,000). An amount of approximately HK$29,279,000 (2001: HK$22,220,000) will be offset by the Group's retirement benefit scheme and no provision has been made for the remaining balance in the financial statements.

In addition to the above, the Group has received claims for damages and injuries relating to its construction business. No provision has been made for these claims as they are either covered by insurance or will be indemnified by other parties.

43. Operating Lease Arrangements

(a) The Group as a lessee:

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises, which fall due as follows:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Within one year	2,409	4,020
In the second to fifth year inclusive	908	2,532
After five years	476	257
	3,793	6,809

Leases are negotiated and monthly rentals are fixed for an average term of two years.

(b) The Group as a lessor:

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments which fall due as follows:

	THE GROUP	
	2002	**2001**
	HK$'000	*HK$'000*
Within one year	28,808	23,916
In the second to fifth year inclusive	9,025	15,570
	37,833	39,486

The properties held have committed tenants for the next two years.

The Company did not have any significant operating lease arrangements as at the balance sheet date.

44. Commitments

	THE GROUP	
	2002	**2001**
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of the acquisition of property, plant and equipment	–	3,003

The Company did not have any significant capital commitments as at the balance sheet date.

45. Pledge of Assets

At 31st March, 2002, certain of the Group's properties, investment securities and debtors with an aggregate value of approximately HK$1,553,970,000 (2001: HK$2,489,008,000) and its benefits under certain construction contracts, have been pledged to banks, financial institutions and lenders to secure general credit facilities granted to the Group. Facilities amounting to approximately HK$1,168,053,000 (2001: HK$1,160,657,000) were utilised as at 31st March, 2002.

46. Related Party Transactions and Balances

During the year, the Group entered into the following transactions with certain related parties:

Class of related party	Nature of transactions	2002	2001
		HK$'000	*HK$'000*
Associates of the Group	Construction works charged by the Group	177,418	163,625
	Purchase of concrete products by the Group	145	15
	Subcontracting fees charged to the Group	57,192	79
	Interest income charged by the Group	4,975	5,359
	Loan commitment fee charged by the Group	236	–
	Rentals and related building management fee charged by the Group	3,667	1,466
	Service fees charged to the Group	493	–
	Purchase of equipment	832	–
Jointly controlled entities of the Group	Construction works charges by the Group	11,257	–
	Project management fees charged by the Group	6,125	–
	Subcontracting fees charged to the Group	350,683	–
	Service fees charged by the Group	342	–
Subsidiaries of ITC Corporation Limited ("ITC")	Rentals and related building management fee charged by the Group	247	348
	Purchase of building materials and related installation works by the Group	882	266
Associates of ITC	Rentals and related building management fee charged by the Group	8,049	1,023
	Interest income charged by the Group	7,221	18,178
Subsidiaries of Premium Land Limited ("Premium Land")	Rentals and related building management fee charged by the Group	–	2,316

ITC is a substantial shareholder of the Company. Premium Land was a substantial shareholder of the Company prior to 19th January, 2001.

The above transactions were carried out on the following bases:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Purchase of equipment, concrete products and building materials were carried out in accordance with the negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, service fee, project management fee and loan commitment fee were charged at the pre-agreed rates.

(e) Rentals were charged at the pre-agreed fixed monthly amounts.

Details of the balance with associates, jointly controlled entities and related companies at the balance sheet date are set out in notes 17, 18, 23 and 24.

47. Particulars of Principal Subsidiaries, Associates and Jointly Controlled Entities

(a) Particulars of the Company's principal subsidiaries as at 31st March, 2002 are as follows:

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Calisan Developments Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Corless Limited	British Virgin Islands	US$2 ordinary shares	100	100	Investment holding
Cycle Company Limited	Hong Kong	HK$2 ordinary shares	100	100	Property investment and holding
		HK$2 non-voting deferred shares *(note (i) below)*	–	–	
DH Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Full Winners Limited	Hong Kong	HK$2 ordinary shares	100	100	Property sale and holding
Gunnell Properties Limited	British Virgin Islands	US$1 ordinary share	100	100	Property investment and holding
Hamker Concrete Products Limited	Hong Kong	HK$5,000,000 ordinary shares	70	70	Manufacturing and trading of concrete products
Hanfull Enterprises Limited	British Virgin Islands	US$1 ordinary share	100	100	Securities investment
Hey Wealth Limited	Hong Kong	HK$2 ordinary shares	100	100	Property holding
Nation Cheer Investment Limited	Hong Kong	HK$1,200,000 ordinary shares	100	100	Securities investment and trading
Paul Y. – CREC Engineering Co., Limited	Hong Kong	HK$10 ordinary shares	70	70	Civil engineering
Paul Y. – CREC Joint Venture	Hong Kong	– *(note (ii) below)*	70	70	Civil engineering
Paul Y. – ITC (E & M) Contractors Limited	Hong Kong	HK$20,000,000 ordinary shares	99.9998	99.9998	Provision of electrical, mechanical and building services

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	attributable to the Group %	Principal activities
Paul Y. – ITC Construction Group Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
		HK$1,000,000 non-voting deferred shares *(note (iii) below)*	–	–	
Paul Y. – ITC Construction Limited	Hong Kong	HK$102,000,000 ordinary shares	100	100	Building construction
Paul Y. – ITC Construction & Engineering Co. Limited	Hong Kong	HK$42,000,000 ordinary shares	100	100	Building construction and specialist works
Paul Y. – ITC General Contractors Limited	Hong Kong	HK$36,000,000 ordinary shares	100	100	Civil engineering and building construction
Paul Y. – ITC Interior Contractors Limited	Hong Kong	HK$2 ordinary shares	100	100	Interior decoration works
Paul Y. – ITC Investments Group Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Paul Y. – ITC Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Management services
Paul Y. – ITC Plant Hire Limited	Hong Kong	HK$2 ordinary shares	100	100	Hire of motor vehicles and plant and machinery
Paul Y. Building Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Property management services
Paul Y. Construction Company, Limited	Hong Kong	HK$2 ordinary shares	100	100	Civil engineering, building construction and investment holding
		HK$50,000,000 non-voting preferred shares *(note (iv) below)*	–	–	
Paul Y. Foundation Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Paul Y. Foundation Limited	Hong Kong	HK$10,000,000 ordinary shares	100	100	Civil engineering and foundation works

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Paul Y. Properties Group Limited	British Virgin Islands	US$1 ordinary share	100*	100	Investment holding
Paul Y. Tunnel Engineering Co. Limited	Hong Kong	HK$2 ordinary shares	100	100	Civil engineering
Rosedale Hotel Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Hotel management
Rosedale Park Limited	Hong Kong	HK$2 ordinary shares	100	100	Hotel operation
Tai Shan Paul Y. Construction Co., Ltd.	PRC	US$5,005,340 registered capital	100	100	Civil engineering and building construction
Trend Cheer Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
Unicon Concrete Products (HK) Limited	Hong Kong	HK$12,000,002 ordinary shares	100	100	Manufacturing and trading of concrete products
Unistress Concrete Products (H.K.) Limited	Hong Kong	HK$200 ordinary shares	100	100	Manufacturing and trading of concrete products
		HK$1,000,000 non-voting deferred shares *(note (iii) below)*	100	100	
Unistress Group Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding

All of the above subsidiaries operate in Hong Kong except Hamker Concrete Products Limited and Tai Shan Paul Y. Construction Co., Ltd. which operate in the PRC.

All of the above subsidiaries are private limited companies except Paul Y. – CREC Joint Venture which is an unincorporated business.

Notes:

(i) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(ii) No capital has been contributed by the joint venture partners of the joint venture.

(iii) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(iv) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(b) Particulars of the Company's principal associates as at 31st March, 2002 are as follows:

Name of associate	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/registered capital attributable to the Group %	Principal activities
Bongear Elevator (HK) Limited	Hong Kong	HK$57,500,000 ordinary shares	45.0	Elevators and escalators installation and maintenance
Downer EDI Limited ("Downer")	Australia	A$478,496,924 ordinary shares	36.9	Investment holding
Hang Pak Engineering Limited	Hong Kong	HK$100,000 ordinary shares	50.0	Elevators and escalators maintenance
Icfox International Limited	Cayman Islands	US$11 ordinary shares	27.3	E-construction business
Paul Y. - CREC Construction Co., Limited	Hong Kong	HK$100 ordinary shares	50.0	Civil engineering
Paul Y. - SELI Joint Venture	Hong Kong	- *(note below)*	50.0	Civil engineering
Ting Kau Contractors Joint Venture ("TKCJV")	Hong Kong	- *(note below)*	18.2	Civil engineering
Zhujiang Kwan On Concrete Products Co., Ltd.	PRC	RMB6,320,000 registered capital	50.0	Manufacturing and trading of concrete products

All of the above associates are private limited companies except (i) the joint ventures which are unincorporated businesses and (ii) Downer which is listed in Australia.

All of the above associates are held by the Company indirectly.

Note: No capital has been contributed by the joint venture partners of these joint ventures, although the Group has contributed working capital amounting to approximately HK$44,693,000 to TKCJV.

The above tables list the subsidiaries and associates of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

(c) Particulars of the Company's jointly controlled entities as at 31st March, 2002 are as follows:

Name of jointly controlled entity	Place of incorporation	Issued and fully paid share capital	Percentage of issued share capital attributable to the Group	Principal activities
			%	
DL & PY JV Limited	Hong Kong	HK$2 ordinary shares	50	Civil engineering
Paul Y. – Penta-Ocean Joint Venture	Hong Kong	– *(note below)*	50	Civil engineering

Note: No capital has been contributed by the joint venture partners, although the Group has contributed working capital amounting to HK$5,000,000 to this joint venture.

Schedule of Property Interests
At 31st March, 2002

1. INVESTMENT PROPERTIES

Location	Purpose	Term of lease	Group interest %
Paul Y. Centre 51 Hung To Road Kwun Tong Kowloon Hong Kong	Industrial/Office	Medium term	100
In-Zone Shopping Arcade 125 Wanchai Road Wanchai Hong Kong	Commercial	Medium term	100
57/F and 60/F Shun Hing Square Shenzhen China	Commercial	Medium term	100
A 3 storey house in Beijing Riveria Garden Beijing China	Residential	Long term	100

2. HOTEL PROPERTIES

Location	Purpose	Term of lease	Group interest %
Best Western Rosedale on the Park 8 Shelter Street Causeway Bay Hong Kong	Hotel	Long term	100

STATEMENT OF INDEBTEDNESS

The statement of indebtedness of Paul Y. - ITC group as at 30th September, 2002, which was prepared by the directors is set out below.

At the close of business on 30th September, 2002, Paul Y. - ITC group had outstanding bank overdrafts and trust receipt loans of approximately HK$86 million and HK$5 million respectively. In addition, Paul Y. - ITC group had outstanding bank loans of approximately HK$1,034 million of which approximately HK$977 million were secured by certain properties, plant and machinery and debtors of Paul Y. - ITC group.

In addition, as at 30th September, 2002, Paul Y. - ITC group had contingent liabilities in respect of outstanding performance bonds on construction contracts and guarantees given to banks and financial institutions on general banking facilities granted to associates and a jointly controlled entity of approximately HK$889 million and HK$91 million respectively.

Save as set out in the preceding paragraphs and apart from intra-group liabilities and normal trade payables and bills payable, none of the companies of Paul Y. - ITC group had outstanding as at the close of business on 30th September, 2002 any mortgages, charges, debentures, loan capital and overdrafts, or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptances credits or any guarantees or other material contingent liabilities.

Foreign currency amounts have been re-translated into Hong Kong Dollars at the rate of exchange prevailing at the close of business on 30th September, 2002.

The directors have confirmed that there has been no material change in the indebtedness of Paul Y. - ITC group since 30th September, 2002.

MATERIAL CHANGE

The directors of Paul Y. - ITC are not aware of any material change in the financial and trading position or prospects of the Paul Y. - ITC group since 31st March, 2002, the date to which the latest audited consolidated financial statements of the company were made up.


RHL
永利行

Member of RHL International Property Consultants
永利行國際物業顧問集團成員

RHL Appraisal Ltd.
永利行評值顧問有限公司

Surveyors, Valuers, Land & Property Consultants
Room 1010, Star House ,Tsimshatsui, Kowloon, H.K.

6th December, 2002

The Directors
Paul Y. - ITC Construction Holdings Limited
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

Re: Valuation of Various Properties in Hong Kong and in the People's Republic of China ("the PRC")

1. INSTRUCTION

In accordance with the instructions for us to value certain property interests of Paul Y. - ITC Construction Holdings Limited (referred to as "Paul Y. - ITC") or its subsidiaries (Paul Y. - ITC and its subsidiaries are altogether referred to as the "Paul Y. - ITC Group") in Hong Kong and in the PRC, we confirm that we have carried out property inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing our opinion of the open market values of such property interests as at 30th September, 2002 (referred to as the "date of valuation").

2. BASIS OF VALUATION

The valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(i) a willing seller;

(ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

As property numbered 3 is subject to non-alienation clause, our valuation of it is our opinion of the depreciated replacement cost.

3. VALUATION METHODOLOGY

In valuing the property interests (except property numbered 3) which are occupied by Paul Y. - ITC or left vacant, they have been valued on an open market basis assuming sale with the benefit of immediate vacant possession and by reference to comparable sales evidence as available on the market.

Where the property interests are let to parties outside Paul Y. - ITC, they have been valued on the basis of capitalization of the net rental incomes with due allowance for reversionary income potential. We have also made reference to comparables to arrive at our opinion of value.

In valuing property numbered 3, we have adopted the depreciated replacement cost approach which we would define as the estimated amount required to replace the asset at one time with a modern new unit using the most current technology and materials that will duplicate the production capacity and utility of the existing asset at a price level as prevailing on the valuation date. The method of depreciated replacement cost also involves an estimate of the market value of the land in its existing use as prevailing on the valuation date. In this valuation, we have made reference to the current land price of industrial land in the Yuen Long Industrial Estate.

4. ASSUMPTION

With the exception of property numbered 3, our valuation has been made on the assumption that the owner sells the property interests on the open market in their existing states without the benefit of deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to affect the value of the property interests.

For the property interests which are held by the Paul Y. - ITC Group on long term Government Leases or Land Use Right Contracts, we have assumed that the Paul Y. - ITC Group has free and uninterrupted rights to use the properties for the whole of the unexpired terms of their respective Government leases or land use right contracts subject to payment of annual land use fee, if any, to the government.

We have also assumed that the owners of the properties (except property numbered 3) have the right to sell, mortgage, charge or otherwise dispose of the properties to any person at a consideration without payment of any additional premium or substantial fee to the government.

Other special assumptions in relation to each property, if any, have been stated in the footnotes to the valuation certificate for each corresponding property.

5. TITLE INVESTIGATION

We have been, in some instances, provided with extracts of title documents relating to the properties. In addition, we have caused searches to be made at the appropriate Land Registry for the properties in Hong Kong. However, we have not searched the original documents to verify ownership or to verify the existence of any amendments which do not appear on the copies handed to us. All documents have been used for reference only.

As far as the properties situated in the PRC are concerned, we have also relied on the legal opinion prepared by the PRC legal adviser, namely Jin & Partners Law Firm (廣東東方金源律師事務所), on the title to and the nature of land use rights in those properties.

6. LIMITING CONDITIONS

We have inspected the properties, but no structural survey has been made. In the course of our inspection, we did not note any serious defects. We are not, however, able to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out on any of the services. All dimensions, measurements and areas are approximations.

We must point out that we have not carried out site investigations to determine the suitability of the ground conditions or the services of the development sites of the subject property portfolio. Our valuation is on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

We have relied to a considerable extent on the information provided by Paul Y. - ITC and have accepted advice given to us by Paul Y. - ITC on such matters as statutory notices, easements, tenure, occupation, tenancy details, floor areas and in the identification of those properties in which the Paul Y. - ITC Group has a valid interest.

We have no reason to doubt the truth and accuracy of the information as provided to us by Paul Y. - ITC. We have relied on Paul Y. - ITC's confirmation that no material facts have been omitted from the information supplied.

No allowance has been made in our valuations for any charges, mortgages, outstanding land premium or amounts owing on any property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, we have assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values. With reference to the information provided by the Paul. Y - ITC Group, we are of the opinion that there would be no tax liability which would arise from capital gain if the properties were to be sold at respective valuation figures stated therein.

7. REMARKS

We have valued the properties in Hong Kong Dollars. The conversion of Renminbi (RMB) into Hong Kong Dollars (HK$) is based on the factor of HK$1.00 = RMB1.06 with reference to the exchange rates as prevailing on the date of valuation.

We enclose herewith the summary of valuation and the valuation certificates.

Yours faithfully,
For and on behalf of
RHL Appraisal Ltd.

Serena S.W. Lau	**Tse Wai Leung**
AHKIS AAPI RPS (GP)	BSc MRICS AHKIS RPS(GP)
Managing Director	*Director*

Serena S. W. Lau, who is an Associate of the Hong Kong Institute of Surveyors, an Associate of the Australian Property Institute, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC, and Tse Wai Leung, who is a member of the Royal Institution of Chartered Surveyors, an Associate of the Hong Kong Institute of Surveyor, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC, have over eight years' experience in valuation of properties in Hong Kong, in Macau and in the PRC.

SUMMARY OF VALUATION

	Property	Capital value in existing states as at 30th September, 2002
1.	Paul Y. Centre 51 Hung To Road Kwun Tong Kowloon	HK$730,000,000
2.	Ground Floor to 3rd Floor Cathay Lodge No. 125 Wanchai Road Wanchai Hong Kong	HK$83,000,000
3.	A factory complex at No. 42 Wang Lee Street Yuen Long Industrial Estate, Yuen Long New Territories Hong Kong	HK$103,000,000
4.	Lot Nos. 9, 10A and 12 in Demarcation District No. 95 Ho Sheung Heung Sheung Shui New Territories Hong Kong	HK$28,000,000
5.	Unit 3E Jian Lan Apartment Magnolia Garden Caoxi Bei Road Shanghai the PRC	HK$600,000
6.	Unit 3F Jian Lan Apartment Magnolia Garden Caoxi Bei Road Shanghai the PRC	HK$600,000

	Property	Capital value in existing states as at 30th September, 2002
7.	The whole of Level 60 of Office Tower Shun Hing Square (also known as "King Land Building") at the junctions of Shennan Zhong Road Jiefang Road and Baoan Road (currently known as No. 5002 Shennan Road East) Luohu District Shenzhen the PRC	HK$33,000,000
8.	The whole of Level 57 of Office Tower Shun Hing Square (also known as "King Land Building") at the junctions of Shennan Zhong Road Jiefang Road and Baoan Road (currently known as No. 5002 Shennan Road East) Luohu District Shenzhen the PRC	HK$29,000,000
9.	Unit 2 on Level 16 and Units 2, 3, 5, 8, 10, 15 and 16 on Level 18 of Apartment Tower Shun Hing Square (also known as "King Land Building") at the junctions of Shennan Zhong Road Jiefang Road and Baoan Road (currently known as No. 5002 Shennan Road East) Luohu District Shenzhen the PRC	HK$5,700,000
10.	A parcel of land (Lot No. 02-03) at the junction of Huan Cheng Nan Road and Huan Cheng Xi Road (previously occupied by Culture Palace) Taicheng, Taishan City Guangdong Province the PRC	HK$28,000,000
11.	A parcel of land (Lot No. 02-04) at Tong Ji Road (previously occupied by Youth Palace) Taicheng, Taishan City Guangdong Province the PRC	HK$14,000,000
	Total:	**HK$1,054,900,000**

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September, 2002
1. Paul Y. Centre 51 Hung To Road Kwun Tong Kowloon Kwun Tong Inland Lot 734	The property comprises a 29-storey industrial/office building, including 6-storey car parking floors for private cars, trucks and containers. The building was completed in 1996. The total gross floor area of the property is approximately 377,406 square feet. A schedule of use and gross floor area of the subject building is set out as follows:	As at the valuation date, some of the industrial/office units on ground floor and the upper floors having a total gross floor area of approximately 248,839.50 square feet were subject to various tenancies expiring on between 31st October, 2002 and 14th August, 2005 with a monthly rental income of approximately HK$2,790,000 exclusive of rates and management fees in September 2002. In addition, the tenants of the industrial/office units can opt to use the carparking spaces of the property under licences with payment of licences fees. For the period between 1st April, 2002 and 30th September, 2002, a total revenue of approximately HK$2,982,000 was generated from the carparking spaces. The remaining portion of the property is either vacant or owner-occupied.	HK$730,000,000

Floor*	Uses	Gross Floor Area sq. ft.
G/F	C.P.& I/O	7,325
		20 nos.
1/F-6/F	C.P.	242 nos.
7/F-12/F	I/O	95,880
15/F-22/F	I/O	127,840
23/F	I/O	15,718
25/F	I/O	16,298
26/F-31/F	I/O	98,010
33/F	I/O	16,335
	Total:	377,406

* (The property does not have 4/F, 13/F, 14/F, 24/F and 32/F)

C.P. – Carparking Space
I/O – Industrial/Office

The property is held under Conditions of Exchange No. 12413 commenced on 9th October, 1996 and expired on 30th June, 2047. The current annual ground rent of the property is equal to 3% of its rateable value from time to time.

Notes:

1. The registered owner of the property is Cycle Company Limited and Gunnell Properties Limited.

2. The property is subject to a Debenture and a Supplemental to Debenture both in favour of Bank of China (Hong Kong) Limited via memorial nos. 6938478 dated 23rd January, 1997 and memorial no. 8595309 dated 17th January, 2002 respectively.

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September, 2002
2. Ground Floor to 3rd Floor Cathay Lodge No. 125 Wanchai Road Wanchai Hong Kong 15,542/82,700th share of and in Inland Lot Nos. 611 and 662	The property comprises a shopping arcade currently known as "In-Zone" which is occupying Ground Floor, 1st, 2nd and 3rd Floor of a 28-storey commercial/ residential building completed in 2001. The property has a gross floor area of 14,277 square feet. The property is held under two Government leases both for a term of 999 years commencing on 11th October, 1859 and 26th December, 1860 respectively. The annual ground rent of the subject lot sections is HK$26.44 and £9.16.	Except Unit 17 on 2nd Floor having a gross floor area of 262 square feet, the property is subject to various individual tenancies expiring on between 31st March, 2003 and 30th June, 2004 with a monthly rental income of approximately HK$445,000 inclusive of rates and management fee in September 2002.	HK$83,000,000

Notes:

1. The registered owner of the property is Full Winner Limited via memorial no. 7405047 dated 7th January, 1998.

2. The property is subject to a mortgage and rent assignment both in favour of The Hongkong and Shanghai Banking Corporation Limited via memorial no. 8675105 dated 19th April, 2002 and memorial no. 8675106 dated 19th April, 2002 respectively.

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September, 2002
3. A factory complex at No. 42 Wang Lee Street Yuen Long Industrial Estate Yuen Long New Territories Hong Kong Subsection 3 and Remaining Portion both of Section D of Yuen Long Town Lot 313 and Extensions thereto	The property comprises a parcel of industrial land with an area of 21,350.03 square metres (229,811.72 square feet). As stated in the land lease of the property, the maximum plot ratio of the industrial land is 2.5. Accordingly, the maximum permissible gross floor area of it is 53,375.08 square metres (574,529.36 square feet). As at the valuation date, there were two single storey industrial complex and ancillary offices with a total gross floor area of approximately 11,024.11 square metres (118,663.52 square feet) erected on the industrial land. These buildings were fully completed in 1999. The property is held under an Agreement for Lease for a term of years commencing on 31st December, 1990 and expiring on 27th June, 2047. The current annual ground rent of the subject lot is equal to 3% of its rateable value for the time being.	As confirmed by the Paul Y. - ITC Group, the property is currently designated for the use of pre-cast concrete product manufacturing and ancillary offices.	HK$103,000,000

Notes:

1. Pursuant to an Agreement for Lease dated 24th December, 1990 and a Supplemental Agreement for Lease and Grant of Extension Area dated 26th July, 1994 both entered into by The Hong Kong Industrial Estates Corporation (the "Grantor") and Unicon Industrial Limited (the "Grantee"), the Grantor granted the subject lot namely Subsection 3 and the Remaining Portion of Section D of Yuen Long Town Lot No. 313 and Extension thereto to the Grantee for a term of years commencing on 31st December 1990 and expiring on 27th June 2047 at an annual ground rent equal to 3% of the rateable value for the time being of the lot.

2. As specified in the said Agreement for Lease, the Grantee is not allowed to assign, underlet or part with the possession of or otherwise dispose of the subject land or any part thereof or any interest therein or any building or part of any building thereon, enter into any agreement to do so.

3. The registered owner of the subject lot is Unicon Industrial Limited vide memorial no 923069 dated 29th May, 2000.

4. Our opinion of value represents the depreciated replacement costs of the property as at the valuation date.

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September, 2002
4. Lot Nos. 9, 10A and 12 in Demarcation District No. 95, Ho Sheung Heung, Sheung Shui, New Territories, Hong Kong	The property comprises a roughly level ground of irregular shape having an area of approximately 142,002 square feet (13,192 square metres) over which some temporary structures were built.	The property is owner-occupied and is being used as a concrete casting yard with ancillary offices.	HK$28,000,000

The registered lot areas and land uses of the subject property are set out as follows:

Lot No.	Area	Land Use
9	114,563 sq. ft	Padi
10A	18,247 sq. ft	Padi
12	9,192 sq. ft	Padi
Total:	142,002 sq. ft	

The lease terms of the subject property are expiring on 30th June 2047 by virtue of Section 6 of the New Territories Lease (Extension) Ordinance.

The current annual ground rent of the subject lot is equal to 3% of its rateable value for the time being.

Notes:

1. The registered owned of the property is Unistress Concrete Products (H.K.) Ltd.

2. Lot No. 9 is granted with a Short Term Waiver registered vide Memorial No. 264048 dated 16th August 1991. Section A of Lot No. 10 and Lot No. 12 is granted with another Short Term Waiver registered vide Memorial No. 263992 dated 16th September 1991. By virtue of these Waivers, the subject property is permitted to be used for the purpose of a precast and prestressed concrete casting yard. The total site coverage of the structures erected thereto cannot be more than 7.89 percent of the registered area of the subject property. The maximum height of the structures erected on the subject property is 5.18 metres.

3. The current total waiver fee payable for the subject property is HK$49,480 per quarter and it may be revised from time to time by the Government with not less than six months notice.

4. The Waivers are determinable by either party via 3 months' prior written notice. As confirmed by the Paul Y. - ITC Group, the Waivers were still in force as at the valuation date.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September, 2002
5.	Unit 3E Jian Lan Apartment Magnolia Garden Caoxi Bei Road Xuihui District Shanghai the PRC	The property comprises a residential unit on Level 3 of a 25-storey residential building completed in about 1994. The gross floor area of the property is 108.39 square metres (1,166.71 square feet). The property is held for a term commencing on 15th February, 1994 and expiring on 17th September, 2062.	The property is currently subject to a lease of monthly basis at a current monthly rent of RMB3,000.	HK$600,000

Notes:

1. As revealed by a Land Use Certificate (No. 000888) dated 9th December, 1994 and a Building Ownership Certificate (No. 03455) dated 10th March, 1994, the property is held by Toggle Limited (德高有限公司) which is a wholly owned subsidiary of Paul Y. - ITC for a term commencing on 15th February, 1994 and expiring on 17th September, 2062.

2. PRC legal opinion in relation to the property is summarized as follows:

   2.1 By virtue of the Land Use Certificate (No. 000888) and the Building Ownership Certificate (No. 03455), the property is held by Toggle Limited for a term from 15th February, 1994 to 17th September, 2062 and its interests in the property are lawful and valid.

   2.2 As at 11th November, 2002, the property was free from any encumbrance. No agreement for sale and purchase, mortgage, charge and order for foreclosure was registered against the property.

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September, 2002
6. Unit 3F Jian Lan Apartment Magnolia Garden Caoxi Bei Road Xuihui District Shanghai the PRC	The property comprises a residential unit on Level 3 of a 25-storey residential building completed in about 1994. The gross floor area of the property is 110.03 square metres (1,184.36 square feet). The property is held for a term commencing on 15th February, 1994 and expiring on 17th September, 2062.	The property is currently subject to a lease of monthly basis at a current monthly rent of RMB2,000.	HK$600,000

Notes:

1. As revealed by a Land Use Certificate (No. 000889) dated 9th December, 1994 and a Building Ownership Certificate (No. 03456) dated 10th March, 1994, the property is held by Hemple Limited (亨寶有限公司) which is a wholly owned subsidiary of Paul Y. - ITC for a term commencing on 15th February, 1994 and expiring on 17th September, 2062.

2. PRC legal opinion in relation to the property is summarized as follows:

   2.1 By virtue of the Land Use Certificate (No. 000889) and the Building Ownership Certificate (No. 03456), the property is held by Hemple Limited for a term from 15th February, 1994 to 17th September, 2062 and its interests in the property are lawful and valid.

   2.2 As at 11th November, 2002, the property was free from any encumbrance. No agreement for sale and purchase, mortgage, charge and order for foreclosure was registered against the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September, 2002
7.	The whole of Level 60 of Office Tower of Shun Hing Square (also known as "King Land Building"), at the junctions of Shennan Zhong Road Jiefang Road and Baoan Road (currently known as No. 5002 Shennan Road East) Luohu District Shenzhen the PRC	The subject development comprises a 68-storey office building and a 29-storey apartment building surmounting a 4-storey commercial podium and 2 basement levels for carparking purpose. It was completed in 1996. The property comprises Level 60 of the 68-storey office building of the subject development. The gross floor area of the property is approximately 2,224.95 square metres (23,949.36 square feet). The property is held for a term of 50 years commencing on 2nd January, 1995 and expiring on 1st January, 2045.	As at the valuation date, the property is subject to a tenancy for a term of 3 years from 1st August, 2000 to 31st July, 2003 at a monthly rent of RMB162,293 exclusive of management fee and charges.	HK$33,000,000

Notes:

1. As stipulated in 14 sets Building and Land Ownership Certificate (Nos. 4242076, 4242078, 4242086 and 4242088 to 4242098) dated 13th August, 1997, the property is held by 遠權有限公司 (Fargood Limited).

2. PRC legal opinion in relation to the property is summarized as follows:

   2.1 By virtue of the 14 sets of Building and Land Ownership Certificate, the property is held by Fargood Limited for a term from 2nd January, 1995 to 1st January, 2045 and its interests in the property are lawful and valid.

   2.2 As at 8th November, 2002, the property was subject to a mortgage in favour of Dao Heng Bank (Shenzhen Branch).

   2.3 Before discharging the mortgage, transfer, mortgaging, charging, inheriting or otherwise disposing of the property is subject to the mortgagee's consent.

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at 30th September, 2002
8.	The whole of Level 57 of Office Tower of Shun Hing Square (also known as "King Land Building"), at the junctions of Shennan Zhong Road Jiefang Road and Baoan Road (currently known as No. 5002 Shennan Road East) Luohu District Shenzhen the PRC	The subject development comprises a 68-storey office building and a 29-storey apartment building surmounting a 4-storey commercial podium and 2 basement levels for carparking purpose. It was completed in 1996. The property comprises Level 57 of the 68-storey office building of the subject development. The gross floor area of the property is approximately 2,201.88 square metres (23,701 square feet). The property is held for a term of 50 years commencing on 2nd January, 1995 expiring on 1st January, 2045.	The property is currently subject to a tenancy for a term expiring on 31st July, 2003 at a monthly rent of RMB160,730.	HK$29,000,000

Notes:

1. As revealed by a Building and Land Ownership Certificate (No.4200978), the property is held by Karbony Real Estate Development (Shenzhen) Co., Ltd. for a term of 50 years commencing on 2nd January, 1991 and expiring on 1st January, 2045.

2. Pursuant to a Distribution Agreement dated 13th December, 1999, Karbony Real Estate Development (Shenzhen) Co., Ltd. agreed to transfer the property to Infiniti Developments Limited ("Infiniti"). It was agreed that Karbony Real Estate Development (Shenzhen) Co., Ltd. shall continue to be and remain the registered owner of the property but shall hold the same at the direction of Infiniti and the rents and profits thereof to the exclusion of others and all management fees and other outgoings shall be borne by and paid by Infiniti.

3. Pursuant to an Agreement for distribution of assets of Infiniti and an Agreement for assignment of rights both dated 9th December, 1999, it was agreed that all the rights (but not the obligations) of Infiniti under the aforesaid Distribution Agreement and Agreement for assignment of rights in respect of the property shall belong to Fargood Limited.

4. PRC legal opinion in relation to the property is summarized as follows:

   4.1 The aforesaid Distribution Agreement entered into between Karbony Real Estate Development (Shenzhen) Co., Ltd. and Infiniti and the Agreement for assignment of rights dated 9th December, 1999 do not contravene any PRC law and are legal and valid.

   4.2 Although the registration procedures for the property transfer is not yet completed and the title to the property is still registered in the name of Karbony Real Estate Development (Shenzhen) Co., Ltd., the entire interests in the property are beneficially held by Fargood Limited.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September, 2002
9.	Unit 2 on Level 16 and Units 2, 3, 5, 8, 10, 15 and 16 on Level 18 of Apartment Tower of Shun Hing Square (also known as "King Land Building") at the junctions of Shennan Zhong Road Jiefang Road and Baoan Road (currently known as No. 5002 Shennan Road East) Luohu District Shenzhen the PRC	The subject development comprises a 68-storey office building and a 29-storey apartment building surmounting a 4-storey commercial podium and 2 basement levels for carparking purpose. It was completed in 1996. The property comprises 8 apartment units on the Levels 16 and 18 of the apartment tower of the subject development. The total gross floor area of the property is 857.40 square metres (9,229 square feet). The property is held for a term of 50 years commencing on 2nd January, 1995 expiring on 1st January, 2045.	The property is vacant.	HK$5,700,000

Notes:

1. As revealed by a Building and Land Ownership Certificate (No.4200978), the property is held by Karbony Real Estate Development (Shenzhen) Co., Ltd. for a term of 50 years commencing on 2nd January, 1991 and expiring on 1st January, 2045.

2. Pursuant to a Distribution Agreement dated 13th December, 1999, Karbony Real Estate Development (Shenzhen) Co., Ltd. agreed to transfer the property to Infiniti Developments Limited ("Infiniti"). It was agreed that Karbony Real Estate Development (Shenzhen) Co., Ltd. shall continue to be and remain the registered owner of the property but shall hold the same at the direction of Infiniti and the rents and profits thereof to the exclusion of others and all management fees and other outgoings shall be borne by and paid by Infiniti.

3. Pursuant to an Agreement for distribution of assets of Infiniti and an Agreement for assignment of rights both dated 9th December, 1999, it was agreed that all the rights (but not the obligations) of Infiniti under the aforesaid Distribution Agreement and Agreement for assignment of rights in respect of the property shall belong to Fargood Limited.

4. PRC legal opinion in relation to the property is summarized as follows:

   4.1 The aforesaid Distribution Agreement entered into between Karbony Real Estate Development (Shenzhen) Co., Ltd. and Infiniti and the Agreement for assignment of rights dated 9th December, 1999 do not contravene any PRC law and are legal and valid.

   4.2 Although the registration procedures for the property transfer is not yet completed and the title to the property is still registered in the name of Karbony Real Estate Development (Shenzhen) Co., Ltd., the entire interests in the property are beneficially held by Fargood Limited.

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September, 2002
10. A parcel of land (Lot No. 02-03) at the junction of Huan Cheng Nan Road and Huan Cheng Xi Road (previously occupied by Culture Palace) Taicheng, Taishan City Guangdong Province the PRC	The property comprises a parcel of land with an area of 8,873.3 square metres (95,512.20 square feet) on which two 2-storey buildings, a single-storey steel frame structure and some squatters are erected. These buildings shall be demolished by the Government in due course. The property is held for a term of 70 years from the date when the subject property in vacant possession is delivered by the Government to the Paul Y. - ITC Group.	The property is currently under evacuation.	HK$28,000,000

Notes:

1. Pursuant to a Land Use Right Grant Contract dated 30th August, 2002 entered into between Land Resource Bureau of Taishan City (the "Grantor") and Skylink Enterprises Limited (the "Grantee") which is a wholly owned subsidiary of Paul Y. - ITC, the Grantor agreed to grant the land use rights in the subject land namely Lot No. 02-03 to the Grantee for a term of 70 years from the date when the Grantor delivers vacant possession of the property to the Grantee. As stated in the said Land Use Right Grant Contract, the Grantor shall deliver the property in vacant possession and cleared site state to the Grantee not later than 30th April, 2003.

2. As provided in the said Land Use Right Grant Contract, the land premium in relation to the property at a total amount of RMB30,090,000. By virtue of a Loan Repayment Agreement entered into among the People's Government of Taishan, 茂勁發展有限公司 (Mao Jin Development Co., Ltd.) and Paul Y. - ITC Management Limited, which is a wholly owned subsidiary of Paul Y. - ITC, the land premium shall be settled by the People's Government of Taishan for partly discharging a loan in favour of Paul Y. - ITC Management Limited.

3. The property is subject to the following material development conditions as stipulated in the said Land Use Right Grant Contract:

3.1	Use	:	Commercial, Finance and Residential
3.2	Plot Ratio	:	not greater than 8 (based on total land area of 8,873.3 square metres)
3.3	Site Coverage	:	not greater than 50% of the land area of 8,873.3 square metres
3.4	Building Height	:	not higher than 101 metres
3.5	Greenery Area	:	not less than 10%
3.6	Work Commencement	:	construction work shall commence on or before 30th April, 2004

4. PRC legal opinion in relation to the property is summarized as follows:

   4.1 The aforesaid Land Use Right Grant Contract and the Loan Repayment Agreement are legal and valid.

   4.2 The land use rights in the property are held by Skylink Enterprises Limited for a term of 70 years from the date when the property in vacant possession is delivered to Skylink Enterprises Limited.

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September, 2002
11. A parcel of land (Lot No. 02-04) at Tong Ji Road (previously occupied by Youth Palace) Taicheng, Taishan City Guangdong Province the PRC	The property comprises a parcel of land with an area of 3,711.2 square metres (39,947.36 square feet) on which a 4-storey building, a 3-storey building and some steel frame structures are erected. These buildings shall be demolished by the Government in due course. The property is held for a term of 70 years from the date when the subject property in vacant possession is delivered by the Government to the Paul Y. - ITC Group.	The property is currently under evacuation.	HK$14,000,000

Notes:

1. Pursuant to a Land Use Right Grant Contract dated 30th August, 2002 entered into between Land Resource Bureau of Taishan City (the "Grantor") and Technico Investments Limited (the "Grantee") which is a wholly owned subsidiary of Paul Y. - ITC, the Grantor agreed to grant the land use rights in the subject land namely Lot No. 02-04 to the Grantee for a term of 70 years from the date when the Grantor delivers vacant possession of the property to the Grantee. As stated in the said Land Use Right Grant Contract, the Grantor shall deliver the property in vacant possession and cleared site state to the Grantee not later than 30th November, 2003.

2. As provided in the said Land Use Right Grant Contract, the land premium in relation to the property at a total amount of RMB15,020,000. By virtue of a Loan Repayment Agreement entered into among the People's Government of Taishan, 茂勁發展有限公司 (Mao Jin Development Co., Ltd.) and Paul Y. - ITC Management Limited, which is a wholly owned subsidiary of Paul Y. - ITC, the land premium shall be settled by the People's Government of Taishan for partly discharging a loan in favour of Paul Y. - ITC Management Limited.

3. The property is subject to the following material development conditions as stipulated in the said Land Use Right Grant Contract:

3.1	Use	:	Commercial, Finance and Residential
3.2	Plot Ratio	:	not greater than 4 (based on total land area of 3,711.2 square metres)
3.3	Site Coverage	:	not greater than 65% of the land area of 3,711.2 square metres
3.4	Building Height	:	not higher than 24 metres
3.5	Greenery Area	:	not less than 8%
3.6	Work Commencement	:	construction work shall commence on or before 30th November, 2004

4. PRC legal opinion in relation to the property is summarized as follows:

   4.1 The aforesaid Land Use Right Grant Contract and the Loan Repayment Agreement are legal and valid.

   4.2 The land use rights in the property are held by Technico Investments Limited for a term of 70 years from the date when the property in vacant possession is delivered to Technico Investments Limited.

RESPONSIBILITY STATEMENTS

The composite document includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to the Paul Y. - ITC group. The information contained in the composite document, insofar as it relates to the Paul Y. - ITC group, has been supplied by the Paul Y. - ITC directors. The Paul Y. - ITC directors jointly and severally accept full responsibility for the accuracy of such information contained in the composite document insofar as it relates to the Paul Y. - ITC group, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the opinions in the composite document relating to the Paul Y. - ITC group herein have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement contained in the composite document relating to the Paul Y. - ITC group misleading.

The information contained in the composite document other than the information relating to the Paul Y. - ITC group has been supplied by the directors of ITC Corporation. The directors of ITC Corporation jointly and severally accept full responsibility for the accuracy of such information contained in the composite document, other than the information relating to the Paul Y. - ITC group, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the opinions in the composite document other than that relating to the Paul Y. - ITC group herein have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement contained in the composite document other than that relating to the Paul Y. - ITC group misleading.

SHARE CAPITAL, WARRANTS AND SHARE OPTIONS

(a) Share capital

As at the latest practicable date, the authorised and issued share capital of Paul Y. - ITC were as follows:

Authorised:		*HK$*
3,000,000,000	ordinary shares of HK$0.10 each	300,000,000.00
Issued and fully paid:		*HK$*
1,049,102,309	ordinary shares of HK$0.10 each	104,910,230.90

All Paul Y. - ITC shares in issue rank pari passu in all respects including all rights as to dividends, voting rights and capital.

The Paul Y. - ITC shares are listed and traded on the main board of the Stock Exchange. No part of the issued share capital of Paul Y. - ITC is listed on or dealt in, nor is any listing of or permission to deal in the Paul Y. - ITC shares being or proposed to be sought, on any other stock exchange.

Paul Y. - ITC had issued 1,049,102,309 Paul Y. - ITC shares since 31st October, 2002 and up to and including the latest practicable date.

(b) Warrants

As at the latest practicable date, 204,920,349 Paul Y. - ITC warrants remained outstanding, details of which are set out below:

Issue date	Number of Paul Y. - ITC shares upon subscription	Aggregate subscription amount *HK$'000*
1st March, 2002	204,920,349	81,968

(c) Share options

As at the latest practicable date, options to subscribe for 16,100,000 Paul Y. - ITC shares remained outstanding, details of which are set out below:

Date of grant	Exercise price per share *HK$*	Number of share options of Paul Y. - ITC	Option exercisable period
17th December, 1999	0.5552	16,100,000	17th June, 2000 to 16th June, 2003

Save as disclosed above, Paul Y. - ITC has no other outstanding convertible securities, warrants, options or derivatives in issue as at the latest practicable date.

MARKET PRICES

The table below shows the closing prices of the Paul Y. - ITC shares and Paul Y. - ITC warrants on the Stock Exchange on the last day on which trading took place in each of the six calendar months immediately preceding the date of the joint announcement, 22nd October, 2002, being the last trading day on which the Paul Y. - ITC shares and Paul Y. - ITC warrants were traded before the joint announcement, and the latest practicable date:

	HK$ per Paul Y. - ITC share	HK$ per Paul Y. - ITC warrant
30th April, 2002	0.280	0.040
31st May, 2002	0.275	0.045
28th June, 2002	0.250	0.040
31st July, 2002	0.222	0.030
30th August, 2002	0.215	0.015
26th September, 2002	0.193	0.010
22nd October, 2002	0.210	0.010
latest practicable date	0.275	0.010

The highest and lowest closing prices of Paul Y. - ITC shares recorded on the Stock Exchange between 25th April, 2002, being the date six months prior to the joint announcement, and the latest practicable date were HK$0.305 on 7th May, 2002, and HK$0.183 on 7th October, 2002 respectively.

The highest and lowest closing prices of Paul Y. - ITC warrants recorded on the Stock Exchange between 25th April, 2002, being the date six months prior to the joint announcement, and the latest practicable date were HK$0.060 on 8th May, 2002, and HK$0.010 on 3rd December, 2002 respectively.

DISCLOSURE OF INTERESTS

Interests in Paul Y. - ITC

Interests of Paul Y. - ITC directors

As at the latest practicable date, save as disclosed below, none of the Paul Y. - ITC directors or the chief executive of Paul Y. - ITC have any interest in the equity or debt securities of Paul Y. - ITC or any associated corporations (within the meaning of the SDI Ordinance) or which have been notified to Paul Y. - ITC and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to Paul Y. - ITC and the Stock Exchange pursuant to the Model Code.

Name of Paul Y. - ITC director	Number of Paul Y. - ITC shares held Personal interest	Family interest	Corporate interest	Number of Paul Y. - ITC warrants held	Number of Paul Y. - ITC shares to be issued upon exercise of the share options of Paul Y. - ITC
Dr. Charles Chan	-	-	446,842,878 *(Note)*	86,465,812 *(Note)*	-
Lau Ko Yuen, Tom	-	-	-	-	5,000,000
Chan Fut Yan	-	-	-	-	5,000,000
Chau Mei Wah, Rosanna	-	-	-	-	6,100,000
Cheung Hon Kit	400	-	-	80	-

Note: Dr. Charles Chan was deemed to be interested in 446,842,878 Paul Y. - ITC shares and 86,465,812 Paul Y. - ITC warrants by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly owned subsidiary of Chinaview, owned more than one-third of the issued ordinary share capital of ITC Corporation which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield, a wholly owned subsidiary of ITC Investment, owned these Paul Y. - ITC shares and Paul Y. - ITC warrants.

Mr. Cheung Hon Kit who holds 400 Paul Y. - ITC shares and 80 Paul Y. - ITC warrants has not formed any definite intention to accept or reject the offers.

Interests of the offeror and ITC Corporation

As at the latest practicable date, according to the register of substantial shareholders kept by Paul Y. - ITC under Section 16(1) of the SDI Ordinance and so far as the Paul Y. - ITC directors are aware, the Paul Y. - ITC shareholders who were directly or indirectly interested or taken or deemed to be directly or indirectly interested in 10% or more of the voting power at any general meeting of Paul Y. - ITC were as follows:

Name of Paul Y. - ITC shareholder	Number of Paul Y. - ITC shares held Direct interest	Deemed interest	Percentage of issued share capital of Paul Y. - ITC %	Number of Paul Y. - ITC warrants held	Number of Paul Y. - ITC shares to be issued upon exercise of the share options of Paul Y. - ITC
Dr. Charles Chan	-	446,842,878	42.6	-	-
Chinaview	-	446,842,878	42.6	-	-
Galaxyway	-	446,842,878	42.6	-	-
ITC Corporation	-	446,842,878	42.6	-	-
ITC Investment	-	446,842,878	42.6	-	-
Hollyfield	446,842,878	-	42.6	86,465,812	-

Notes: Hollyfield, a wholly owned subsidiary of ITC Investment, which was, in turn, a wholly owned subsidiary of ITC Corporation, owned 446,842,878 Paul Y. - ITC shares and 86,465,812 Paul Y. - ITC warrants. Galaxyway, a wholly owned subsidiary of Chinaview, owned more than one-third of the issued ordinary share capital of ITC Corporation. Dr. Charles Chan owned the entire issued share capital of Chinaview. ITC Investment, ITC Corporation, Galaxyway, Chinaview and Dr. Charles Chan were all deemed to be interested in 446,842,878 Paul Y. - ITC shares and 86,465,812 Paul Y. - ITC warrants.

Save as disclosed above, the Paul Y. - ITC directors are not aware of any other Paul Y. - ITC shareholders who, directly or indirectly, held or were beneficially interested in Paul Y. - ITC shares representing 10% or more of the issued share capital of Paul Y. - ITC as at the latest practicable date.

As at the latest practicable date, save as disclosed herein:

(a) neither ITC Corporation and, or, the offeror, nor any person acting in concert with any of them for the purpose of the Takeovers Code, owned or controlled; and

(b) none of the directors of ITC Corporation and, or, the offeror (including their respective spouses, children under the age of 18, related trusts and companies controlled by any of them) was beneficially interested,

directly or indirectly, any shares, convertible securities, warrants, options or derivatives of Paul Y. - ITC and no such person has dealt for value in shares, convertible securities, warrants, options or derivatives of Paul Y. - ITC during the period beginning six months prior to the date of the joint announcement and ending with the latest practicable date.

No arrangement has been entered into by ITC Corporation, the offeror or any persons acting in concert with any of them for the transfer by any of them to any other person of any Paul Y. - ITC shares or warrants acquired pursuant to the offers.

As at the latest practicable date, so far as directors of ITC Corporation are aware, no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code was entered into by any person with the offeror or any person acting in concert with it with respect to the relevant securities (as defined in the Takeovers Code) of Paul Y. - ITC.

As at the latest practicable date, so far as Paul Y - ITC directors are aware, no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code was entered into by any person with Paul Y. - ITC or with any person who is an associate of Paul Y. - ITC by virtue of classes (1), (2), (3) and (4) of the definition of associate in the Takeovers Code with respect to the relevant securities (as defined in the Takeovers Code) of Paul Y. - ITC.

As at the latest practicable date, none of the subsidiaries of Paul Y. - ITC, the pension fund of Paul Y. - ITC or of a subsidiary of Paul Y. - ITC had any beneficial interest in any shares, convertible securities, warrants, options or derivatives of Paul Y. - ITC.

As at the latest practicable date, none of Anglo Chinese, Platinum and RHL or their respective holding companies or subsidiaries or companies under the same control as any one of them had any beneficial interest in any shares, convertible securities, warrants, options or derivatives of Paul Y. - ITC.

As at the latest practicable date, there was no holdings in the shares, convertible securities, warrants, options or derivative of Paul Y. - ITC which are managed on a discretionary basis by fund managers connected with Paul Y. - ITC.

Save as disclosed herein, none of the Paul Y. - ITC directors was interested in the shares, convertible securities, warrants, options or derivatives of Paul Y. - ITC as at the latest practicable date.

Interests in the offeror

- Save as disclosed herein, neither Paul Y. - ITC nor any of the Paul Y. - ITC directors had any interest in the shares, convertible securities, warrants, options or derivatives of the offeror as at the latest practicable date.

- None of the subsidiaries of Paul Y. - ITC, nor any pension fund of the Paul Y. - ITC group, had any interest in the shares, convertible securities, warrants, options or derivatives of the offeror as at the latest practicable date.

Interests in ITC Corporation

Name of Paul Y. - ITC director	Nature of interest	Number of ordinary shares held	Amount of notes held
Dr. Charles Chan	Corporate interest	219,681,911 *(note)*	HK$250,000,000 *(note)*

Note: Dr. Charles Chan was deemed to have a corporate interest in 219,681,911 ordinary shares of ITC Corporation and in the note issued by ITC Corporation to Galaxyway in 1999 with a principal amount of HK$50,000,000 and the note issued by ITC Corporation to Galaxyway in 2000 with a principal amount of HK$200,000,000, the latter of which carries rights to convert into ordinary shares of ITC Corporation, by virtue of his indirect shareholding in Galaxyway, which owned these ordinary shares and notes.

- Save as disclosed herein, neither Paul Y. - ITC nor any of the Paul Y. - ITC directors had any interest in the shares, convertible securities, warrants, options or derivatives of ITC Corporation as at the latest practicable date.

- None of the subsidiaries of Paul Y. - ITC, nor any pension funds of the Paul Y. - ITC group, had any interest in the shares, convertible securities, warrants, options or derivatives of ITC Corporation as at the latest practicable date.

DEALINGS IN THE SECURITIES OF PAUL Y. - ITC

Hollyfield has been allotted 5,263,426 Paul Y. - ITC shares on 31st October, 2002 at HK$0.1862 per Paul Y. - ITC share pursuant to a circular of Paul Y. - ITC dated 7th October, 2002 relating to scrip dividend scheme with cash option in relation to the final dividend for the year ended 31st March, 2002.

DEALINGS IN THE SECURITIES OF THE OFFEROR AND ITC CORPORATION

Neither Paul Y. - ITC nor any of the Paul Y. - ITC directors dealt for value in shares, convertible securities, warrants, options or derivatives of the offeror or ITC Corporation during the period commencing 25th April, 2002, being the date six months prior to the date of the joint announcement and ending on the latest practicable date.

CONSENTS AND QUALIFICATIONS

The following are the qualifications of the experts who have given opinions or advice which are contained in the composite document.

Name	Qualifications
Anglo Chinese	an investment adviser and a securities dealer registered under the Securities Ordinance
Platinum	an investment adviser and a securities dealer registered under the Securities Ordinance
RHL	professional property valuer

The above mentioned persons have given and have not withdrawn their respective written consents to the issue of the composite document with the inclusion herein of their letters of advice or valuation reports and the references to their names, in the form and context in which they respectively appear.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Paul Y. - ITC group within two years immediately before the date of the joint announcement and are or may be material:

- Underwriting agreement dated 8th March, 2002 between Calisan Developments Limited ("Calisan"), Well Orient Limited ("Well Orient") and China Strategic Holdings Limited ("China Strategic") in relation to the rights issue of not less than 921,957,884 new shares of HK$0.10 each in the capital of China Strategic with bonus issue of warrants;

- Underwriting agreement dated 14th March, 2002 between Calisan and China Strategic in relation to the rights issue of not less than 921,957,884 new shares of HK$0.10 each in the capital of China Strategic with bonus issue of warrants;

- Deed of termination dated 14th March, 2002 between Calisan, Well Orient and China Strategic in relation to the termination of the underwriting agreement dated 8th March, 2002;

- Subscription agreement dated 6th June, 2002 between Calisan, Well Orient and China Strategic in relation to the subscription of 46,000,000 shares by each of Calisan and Well Orient in cash at a price of HK$0.20 each;

- Placing agreement dated 6th June, 2002 between Calisan, Well Orient and Tai Fook Securities Company Limited in relation to the placing by each of Calisan and Well Orient of 46,000,000 shares in the capital of China Strategic to independent placees in cash at a price of HK$0.20 each;

- Underwriting agreement dated 15th July, 2002 between China Strategic, BNP Paribas Peregrine Securities Limited, Kingston Securities Limited, Well Orient and Calisan in relation to the rights issue of not less than 276,489,471 new shares and not more than 276,677,846 new shares of China Strategic with bonus issue of warrants;

- Sale and purchase agreement dated 22nd July, 2002 between Paul Y. - ITC as the vendor and China Land Group Limited ("China Land") as the purchaser in relation to the sale and purchase of the entire issued share capital of and shareholder's loan to Rosedale Hotel Group Limited for a cash consideration of HK$250 million;

- Letter agreement dated 31st October, 2002 between Paul Y. - ITC and China Land regarding the amendment of sale and purchase agreement dated 22nd July, 2002;

- Letter agreement dated 15th November, 2002 between Paul Y. - ITC and China Land regarding the amendment of sale and purchase agreements dated 22nd July, 2002; and

- Letter agreement dated 30th November, 2002 between Paul Y. - ITC and China Land regarding the amendment of sale and purchase agreement dated 22nd July, 2002.

SERVICE CONTRACTS

No Paul Y. - ITC director has any service contract with Paul Y. - ITC group or any of its associated companies which is not determinable within one year contract except for compensation other than statutory compensation and no contracts have been entered into or amended within six months before the date of the joint announcement between Paul Y. - ITC group or any of its associated companies or any of the Paul Y. - ITC directors.

LITIGATION

No member of the Paul Y. - ITC group is at present engaged in any litigation or claim of material importance to the Paul Y. - ITC group and no litigation or claim of material importance to the Paul Y. - ITC group is known to the Paul Y. - ITC directors to be pending or threatened by or against any member of the Paul Y. - ITC group.

GENERAL

- The respective addresses and the names of the directors and the controlling shareholders of the offeror and the persons acting in concert with any of them as at the latest practicable date are set out below:

  Offeror

  The registered office of the offeror is at Offshore Chambers, P.O. Box 217, Apia, Samoa. The directors of the offeror are Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna and Mr. Chan Fut Yan and the controlling shareholder of the offeror is ITC Corporation.

  ITC Corporation

  ITC Corporation, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange. Under the SDI Ordinance, Dr. Charles Chan, Chinaview and Galaxyway were the only substantial shareholders of ITC Corporation and all of them were interested in the same approximately 34.8% of the issued ordinary share capital of ITC Corporation as at the latest practicable date.

  The registered office of ITC Corporation is at Clarendon House, Church Street, Hamilton HM 11, Bermuda. The directors of ITC Corporation are Dr. Charles Chan, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Kwok Wah, Ken, Mr. Chan Kwok Hung, Mr. Chan Fut Yan, Mr. Wong Kun To, Mr. Cheung Hon Kit, Mr. Dominic Lai and Mr. Winston Calptor Chuck.

- The respective addresses and the names of parties deemed to be acting in concert with ITC Corporation under the Takeovers Code:

  Mr. Cheung Hon Kit, a director of ITC Corporation, of 26B Shouson Hill Road, Hong Kong.

  Mr. Chu Kam Yiu, Steven, a director of a subsidiary of ITC Corporation, of Flat B, 15/F., 15-21 Burrows Street, Wanchai, Hong Kong.

  Ms. Magdalene Mok, wife of Mr. Mok Yat Fan, Edmond who is a director of a subsidiary of ITC Corporation, of Flat C, 9/F., Block 1, Chi Fu Fa Yuen, Pokfulam, Hong Kong.

- The respective addresses and the names of the financial advisers to the offeror and the independent Paul Y. - ITC director are set out below:

  Financial adviser to the offeror

  Anglo Chinese Corporate Finance, Limited and its address is 40th Floor, Two Exchange Square, 8 Connaught Road Central, Hong Kong.

Financial adviser to the independent Paul Y. - ITC director

Platinum Securities Company Limited and its address is 22nd Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

- None of the Paul Y. - ITC directors and the directors of the subsidiaries of Paul Y. - ITC will be or has been given any benefit as compensation for loss of office or otherwise in connection with the offers.

- As at the latest practicable date, no persons who owned or controlled shareholdings of Paul Y. - ITC have prior to the posting of the composite document irrevocably committed themselves to accept or reject the offers.

- Save as below mentioned, there is no agreement or arrangement between the offeror and any of the Paul Y. - ITC directors or any other person which is conditional on the outcome of the offers or otherwise connected with the offers.

- Save as below mentioned, there is no agreement or arrangement between any Paul Y. - ITC director and any other person which is conditional on the outcome of the offers or otherwise connected with the offers.

- Save for the material contracts below mentioned in which Dr. Charles Chan has personal interest, there is no material contract entered into by ITC Corporation in which any of the Paul Y. - ITC directors and, or, the directors of the subsidiaries of Paul Y. - ITC has a material personal interest.

  - a redemption and subscription agreement dated 16th September, 2002 between Galaxyway and ITC Corporation in relation to the redemption of (i) note issued by ITC Corporation to Galaxyway in 1999 in the aggregate principal amount of HK$50,000,000 and (ii) convertible note issued by ITC Corporation to Galaxyway in 2000 in the aggregate principal amount of HK$200,000,000 and the subscription of new convertible notes by Galaxyway in the principal amount of up to HK$250,000,000 at face value, together with a supplemental agreement dated 4th October, 2002 between Galaxyway and ITC Corporation relating to the completion arrangements of the issue of the new convertible notes; and

  - a loan agreement dated 28th October, 2002 between Dr. Charles Chan and ITC Corporation whereby Dr. Charles Chan has granted a HK$180 million loan facility to ITC Corporation on an unsecured basis.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of Iu, Lai & Li at 20th Floor, Gloucester Tower, The Landmark, Central, Hong Kong from 6th December, 2002 while the offers remain open for acceptance:

- the memorandum of association and bye-laws of Paul Y. - ITC and ITC Corporation;
- the annual reports of Paul Y. - ITC for the two financial years ended 31st March, 2002;
- the interim report of Paul Y. - ITC for the six month period ended 30th September, 2001;
- the letter from Anglo Chinese containing the details of the offers, the text of which is set out on pages 12 to 17;
- the letter addressed to the independent Paul Y. - ITC director from Platinum, the text of which is set out on pages 19 to 40;
- the letter addressed to the independent Paul Y. - ITC shareholders and the independent Paul Y. - ITC warrantholders, from the independent Paul Y. - ITC director, the text of which is set out on page 18;
- the letters of consent referred to in the section headed "Consent and qualifications" of this appendix;
- the irrevocable undertaking made by the holders of the outstanding share options of Paul Y. - ITC not to accept an offer for their options;
- the property valuation report and certificate by RHL, the text of which is set out in appendix III to the composite document; and
- the material contracts referred to in the section headed "Material contracts" of this appendix.

This page is intentionally left blank

本頁特意留白

備查文件

下列文件副本由二零零二年十二月六日起，在該等收購建議可供接納之期間之一般辦公時間內於姚黎李律師行之辦事處，地址為香港中環置地廣場告羅士打大廈20樓可供查閱：

- 保華德祥建築及德祥企業之公司組織章程大綱及公司細則；
- 保華德祥建築截至二零零二年三月三十一日止兩個財政年度之年報；
- 保華德祥建築截至二零零一年九月三十日止六個月期間之中期報告；
- 載有該等收購建議詳情之英高函件，全文載於本綜合文件第12至17頁；
- 百德能致獨立保華德祥建築董事之函件，全文載於本綜合文件第19至40頁；
- 獨立保華德祥建築董事致獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人之函件，全文載於本綜合文件第18頁；
- 本附錄「同意書及專業資格」一節所述之同意書；
- 持有尚未行使之購股權而不願意接納收購彼等尚未行使之保華德祥建築購股權之收購建議之人士所作出之不可撤回承諾；
- 永利行簽署證明之物業估值報告，全文載於本綜合文件附錄三；及
- 本附錄「重大合約」一節所述之重大合約。

獨立保華德祥建築董事之財務顧問

百德能證券有限公司，地址為香港德輔道中4號，渣打銀行大廈22樓。

- 保華德祥建築董事及保華德祥建築附屬公司董事不會（而以往亦無）因有關該等收購建議之事宜而失去職位或失去任何利益而獲提供任何利益作為賠償。

- 於最後可行日期，擁有或控制保華德祥建築股權之人士概無在寄發本綜合文件之前不可撤回地承諾會接納或拒絕接納該等收購建議。

- 除下文所述者外，收購人與任何保華德祥建築董事或任何其他人士概無訂立或作出任何須待該等收購建議之結果方能作實或在其他方面與該等收購建議有關之協議或安排。

- 除下文所述者外，保華德祥建築董事與任何其他人士概無訂立或作出任何須待該等收購建議之結果方能作實或在其他方面與該等收購建議有關之協議或安排。

- 除下文所述由陳國強博士在其中擁有個人權益之重大合約外，德祥企業並無訂立任何由保華德祥建築董事及／或保華德祥建築附屬公司董事在其中擁有重大個人權益之重大合約：

  - Galaxyway及德祥企業於二零零二年九月十六日訂立之贖回及認購協議，內容有關贖回(i)由德祥企業於一九九九年向Galaxyway發行本金總額為50,000,000港元之票據及(ii)由德祥企業於二零零零年向Galaxyway發行本金總額為200,000,000港元之可換股票據，及由Galaxyway按面值認購本金額不超逾250,000,000港元之新可換股票據；與Galaxyway及德祥企業於二零零二年十月四日訂立之補充協議，內容有關發行新可換股票據之完成安排；及

  - 陳國強博士及德祥企業於二零零二年十月二十八日訂立之貸款協議。據此，陳國強博士按無抵押基準向德祥企業提供一筆180,000,000港元之貸款。

一般資料

- 於最後可行日期，收購人之董事及控股股東及與彼等任何一位一致行動之人士各自之地址及名稱如下：

收購人

收購人之註冊辦事處位於Offshore Chambers, P.O. Box 217, Apia, Samoa。收購人之董事為劉高原先生、周美華女士及陳佛恩先生，而收購人之控股股東乃德祥企業。

德祥企業

德祥企業乃一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市。根據披露權益條例之規定，陳國強博士、Chinaveiw及Galaxyway乃德祥企業之唯一主要股東，而於最後可行日期，彼等全部同樣於德祥企業約34.8%之已發行普通股本內擁有權益。

德祥企業之註冊辦事處位於Clarendon House, Church Street, Hamilton HM 11, Bermuda。德祥企業之董事為陳國強博士、劉高原先生、周美華女士、張國華先生、陳國鴻先生、陳佛恩先生、黃勤道先生、張漢傑先生、黎慶超先生及卓育賢先生。

- 根據收購守則被視作與德祥企業一致行動之人士各自之名稱及地址如下：

張漢傑先生，德祥企業之董事，香港壽臣山道26B。

朱錦耀先生，德祥企業之一間附屬公司之董事，香港灣仔巴路士街15-21號15樓B室。

Magdalene Mok女士，莫一帆先生（其為德祥企業之一間附屬公司之董事）之妻子，香港薄扶林置富花園第1座9樓C室。

- 收購人之財務顧問及獨立董事委員會之財務顧問各自之地址及名稱如下：

收購人之財務顧問

英高財務顧問有限公司，地址為香港干諾道中8號交易廣場第二期40樓。

- Calisan、Well Orient及中策於二零零二年三月十四日訂立終止契約，內容有關終止於二零零二年三月八日訂立之包銷協議；

- Calisan、Well Orient及中策於二零零二年六月六日訂立之認購協議，內容有關Calisan及Well Orient分別按每股0.20港元之價格值以現金認購46,000,000股中策股份；

- Calisan、Well Orient及大福證券有限公司於二零零二年六月六日訂立之配售協議，內容有關Calisan、Well Orient各自按現金價格每股0.20港元向獨立承配人配售中策股本中之46,000,000股股份；

- 中策、法國巴黎百富勤證券有限公司、金利豐證券有限公司、Well Orient及Calisan於二零零二年七月十五日訂立之包銷協議，內容有關中策配售不少於276,489,471股(但不可超逾276,677,846股)新股及發行紅利認股權證；

- 保華德祥建築(作為賣方)及中國置地集團有限公司(「中國置地」)(作為買方)於二零零二年七月二十二日訂立之買賣協議，內容有關以現金代價250,000,000港元買賣珀麗酒店集團有限公司之全部已發行股本及股東貸款；

- 保華德祥建築及中國置地於二零零二年十月三十一日訂立之協議函件，內容有關修訂於二零零二年七月二十二日訂立之買賣協議；

- 保華德祥建築及中國置地於二零零二年十一月十五日訂立之協議函件，內容有關修訂於二零零二年七月二十二日訂立之買賣協議；及

- 保華德祥建築及中國置地於二零零二年十一月三十日訂立之協議函件，內容有關修訂於二零零二年七月二十二日訂立之買賣協議。

服務合約

各保華德祥建築董事概無與保華德祥建築集團或其任何聯營公司訂立任何不可於一年內終止而免付補償(法定補償除外)之服務合約，而在緊接聯合公佈刊登日期前六個月內，保華德祥建築集團或其任何聯營公司或任何保華德祥建築董事之間概無訂立或修訂任何合約。

訴訟

保華德祥建築集團各成員公司目前概無牽涉任何就保華德祥建築集團而言乃屬重大之訴訟或索償要求，而就保華德祥建築董事所知，保華德祥建築集團各成員公司亦概無任何尚未了結或對他人構成威脅或本身蒙受威脅而對保華德祥建築集團乃屬重大之訴訟或索償要求。

買賣保華德祥建築證券

於二零零二年十月三十一日，Hollyfield根據保華德祥建築於二零零二年十月七日刊發之通函(有關截至二零零二年三月三十一日止年度之末期股息之以股代息計劃，附有現金選擇權)而按每股保華德祥建築股份0.1862港元獲配發5,263,426股保華德祥建築股份。

買賣收購人及德祥企業之證券

保華德祥建築或任何保華德祥建築董事在二零零二年四月二十五日(即緊接聯合公佈刊登日期前六個月之日)起至最後可行日期止期間內，概無買賣收購人或德祥企業之任何股份、可換股證券、認股權證、購股權或衍生證券。

同意書及專業資格

以下乃在本綜合文件內發表意見或提出建議之各位專業人士之資格：

名稱	資格
英高	根據證券條例登記之投資顧問及證券交易商
百德能	根據證券條例登記之投資顧問及證券交易商
永利行	專業物業估值師

上述專業人士已就本綜合文件之刊行發出同意書，同意按本綜合文件所載之形式及涵義，轉載彼等各自之意見書或估值報告及引述彼等之名稱，且迄今並無撤回彼等各自之同意書。

重大合約

以下乃由保華德祥建築集團在緊接聯合公佈刊登日期前兩年內訂立之重大或可屬重大之合約(並非根據日常業務程序訂立之合約)：

- Calisan Developments Limited(「Calisan」)、Well Orient Limited(「Well Orient」)及中策集團有限公司(「中策」)於二零零二年三月八日訂立包銷協議，內容有關中策配售中策股本中每股面值0.10港元之新股不少於921,957,884股及發行紅利認股權證；

- Calisan及中策於二零零二年三月十四日訂立之包銷協議，內容有關中策配售中策股本中每股面值0.10港元之新股不少於921,957,884股及發行紅利認股權證；

於最後可行日期，保華德祥建築之附屬公司、保華德祥建築或其附屬公司之退休金概無實益擁有保華德祥建築任何股份、可換股證券、認股權證、購股權或衍生證券之權益。

於最後可行日期，英高、百德能及永利行或彼等各自之控股公司或附屬公司或受彼等任何一位之相同管理人管理之公司概無實益擁有保華德祥建築任何股份、可換股證券、認股權證、購股權或衍生證券之權益。

於最後可行日期，概無任何保華德祥建築股份、可換股證券、認股權證、購股權或衍生證券由與保華德祥建築有關之基金經理以全權信託之基準管理。

除本綜合文件披露者外，於最後可行日期，保華德祥建築董事概無在任何保華德祥建築股份、可換股證券、認股權證、購股權或衍生證券擁有權益。

收購人之權益

- 除本綜合文件披露者外，於最後可行日期，保華德祥建築或任何保華德祥建築董事概無擁有收購人之任何股份、可換股證券、認股權證、購股權或衍生證券之權益。

- 於最後可行日期，保華德祥建築之附屬公司或保華德祥建築集團之任何退休金概無擁有收購人之任何股份、可換股證券、認股權證、購股權或衍生證券之權益。

於德祥企業之權益

保華德祥建築 董事姓名	權益性質	所持普通股數目	所持票據款額
陳國強博士	公司權益	219,681,911 (附註)	250,000,000港元 (附註)

附註：由於陳國強博士間接持有Galaxyway之股權，而該公司擁有此等股份及票據，故陳國強博士被視作擁有219,681,911股德祥企業之普通股份、德祥企業在一九九九年向Galaxyway發行之本金額50,000,000港元之票據及德祥企業於二零零零年向Galaxyway發行之本金額200,000,000港元之票據(後者附有可兌換成為德祥企業普通股股份之權利)之公司權益。

- 除本綜合文件所披露者外，於最後可行日期，保華德祥建築或保華德祥建築董事概無擁有德祥企業任何股份、可換股票據、認股權證、購股權或衍生證券之權益。

- 於最後可行日期，保華德祥建築之附屬公司或保華德祥建築集團之任何退休金概無擁有德祥企業之任何股份、可換股證券、認股權證、購股權或衍生證券之任何權益。

附註：Hollyfield為ITC Investment之全資附屬公司，擁有446,842,878股保華德祥建築股份及86,465,812份保華德祥建築認股權證，而ITC Investment則為德祥企業之全資附屬公司。Galaxyway為Chinaview之全資附屬公司，並擁有德祥企業三份之一以上之已發行普通股股本。陳國強博士擁有Chinaview全部已發行股本。ITC Investment、德祥企業、Galaxyway、Chinaview及陳國強博士均被視為擁有446,842,878股保華德祥建築股份及86,465,812份保華德祥建築認股權證之權益。

除上文披露者外，於最後可行日期，就保華德祥建築董事所知，概無任何其他保華德祥建築股東直接或間接持有(或當作實益擁有)佔保華德祥建築已發行股本10%或以上之保華德祥建築股份。

於最後可行日期，除本綜合文件披露者外；

(a) 德祥企業及／或收購人或與彼等任何一位一致行動之任何人士概無在收購守則之規限下直接或間接擁有或控制；及

(b) 德祥企業各董事及／或收購人(包括彼等各自之配偶、年齡在十八歲以下之子女、由彼等任何一位控制之有關信託基金及公司)概無實益擁有

保華德祥建築之任何股份，可換股證券、認股權證、購股權或衍生證券，而上述各位人士在聯合公佈刊登日期之前六個月之日起至最後可行日期止期間內，概無買賣保華德祥建築之股份、可換股證券、認股權證、購股權或衍生證券。

德祥企業、收購人或與彼等任何一位一致行動之任何人士概無作出任何安排，讓彼等任何一位向任何其他人士轉讓彼等根據該等收購建議而購入之任何保華德祥建築股份或認股權證。

於最後可行日期，就德祥企業董事所知，概無任何人士就保華德祥建築之有關證券(見收購守則之定義)與收購人或與其一致行動之任何人士作出任何類似收購守則第22條附註8所述之安排。

於最後可行日期，就德祥企業董事所知，概無任何人士就保華德祥建築之有關證券(見收購守則之定義)與保華德祥建築或身為保華德祥建築之聯繫人士(見收購守則之聯繫人士之定義其中第(1)、(2)、(3)及(4)類)之人士作出任何類似收購守則第22條附註8所述之安排。

保華德祥建築董事姓名	所持保華德祥建築股份數目 個人權益	家族權益	公司權益	所持保華德祥建築認股權證數目	因行使保華德祥建築購股權而須發行之保華德祥建築股份數目
陳國強博士	–	–	446,842,878 (附註)	86,465,812 (附註)	–
劉高原	–	–	–	–	5,000,000
陳佛恩	–	–	–	–	5,000,000
周美華	–	–	–	–	6,100,000
張漢傑	400	–	–	80	–

附註： 陳國強博士由於擁有Chinaview International Limited（「Chinaview」）之股權而被視作擁有446,842,878股保華德祥建築股份及86,465,812份保華德祥建築認股權證之權益。Galaxyway Investments Limited（「Galaxyway」）為Chinaview之全資附屬公司，並擁有三份之一以上之德祥企業已發行普通股股本；而德祥企業繼而擁有ITC Investment Holdings Limited（「ITC Investment」）全部已發行股本。ITC Investment之全資附屬公司Hollyfield則擁有該等保華德祥建築股份及保華德祥建築認股權證。

張漢傑先生（持有400股保華德祥建築股份及80份保華德祥建築認股權證）並無就接納或拒絕接納該等收購建議一事表達任何確實意向。

收購人及德祥企業之權益

於最後可行日期，根據保華德祥建築按披露權益條例第16(1)條所置存之主要股東登記冊所載，及據保華德祥建築董事所知，直接或間接擁有或視作直接或間接擁有可在保華德祥建築任何股東大會上行使投票權10%或以上權益之保華德祥建築股東如下：

保華德祥建築股東名稱	所持保華德祥建築股份數目 直接權益	應計權益	佔保華德祥建築已發行股本百份比 %	所持保華德祥建築認股權證數目	因行使保華德祥建築購股權而須發行之保華德祥建築股份數目
陳國強博士	–	446,842,878	42.6	–	–
Chinaview	–	446,842,878	42.6	–	–
Galaxyway	–	446,842,878	42.6	–	–
德祥企業	–	446,842,878	42.6	–	–
ITC Investment	–	446,842,878	42.6	–	–
Hollyfield	446,842,878	–	42.6	86,465,812	–

市價

下表載列保華德祥建築股份及保華德祥建築認股權證於緊接聯合公佈刊登日期前（即二零零二年十月二十二日，亦即保華德祥建築股份及保華德祥建築認股權證在聯合公佈刊登日期前之最後交易日）六個月內每月在聯交所之最後交易日之收市價及於最後可行日期在聯交所之收市價：

	每股保華德祥建築股份 港元	每份保華德祥建築認股權證 港元
二零零二年四月三十日	0.280	0.040
二零零二年五月三十一日	0.275	0.045
二零零二年六月二十八日	0.250	0.040
二零零二年七月三十一日	0.222	0.030
二零零二年八月三十日	0.215	0.015
二零零二年九月二十六日	0.193	0.010
二零零二年十月二十二日	0.210	0.010
最後可行日期	0.275	0.010

在二零零二年四月二十五日（即聯合公佈刊登日期前六個月之日）起至最後可行日期止期間內，保華德祥建築股份在聯交所之最高及最低收市價分別為二零零二年五月七日之0.305港元及二零零二年十月七日之0.183港元。

在二零零二年四月二十五日（即聯合公佈刊登日期前六個月之日）起至最後可行日期止期間內，保華德祥建築認股權證在聯交所之最高及最低收市價分別為二零零二年五月八日之0.060港元及二零零二年十二月三日之0.010港元。

權益披露

於保華德祥建築之權益

保華德祥建築董事之權益

於最後可行日期，除下文披露者外，概無任何保華德祥建築董事或保華德祥建築主要行政人員持有保華德祥建築或其任何相聯法團（按披露權益條例界定）之股本或債務證券權益，或根據披露權益條例第28條須知會保華德祥建築及聯交所之權益（包括根據披露權益條例第31條或附表第一部份被視作或當作擁有之權益），或根據披露權益第29條須記入該條例所述登記冊，或按規範守則須向保華德祥建築及聯交所申報之權益。

保華德祥建築由二零零二年十月三十一日起至最後可行日期止(包括該日)曾發行1,049,102,309股保華德祥建築股份。

(b) **認股權證**

於最後可行日期，合共有204,920,349份已發行但尚未行使之保華德祥建築認股權證詳情如下：

發行日期	認購時須予發行之保華德祥建築股份數目	認購總額
		千港元
二零零二年三月一日	204,920,349	81,968

(c) **購股權**

於最後可行日期，合共有可認購16,100,000股保華德祥建築股份之尚未行使購股權詳情如下：

授出日期	每股行使價	保華德祥建築之購股權數目	購股權行使期間
	港元		
一九九九年十二月十七日	0.5552	16,100,000	二零零零年六月十七日至二零零三年六月十六日

除上文披露者外，於最後可行日期，保華德祥建築並無任何其他已發行但尚未行使之可換股證券、認股權證、購股權或衍生證券。

責任聲明

本綜合文件遵照收購守則之規定而提供保華德祥建築集團之資料。本綜合文件所載之資料（泛指與保華德祥建築集團有關之資料）乃由保華德祥建築董事提供。保華德祥建築董事願就本綜合文件所載資料（泛指與保華德祥建築集團有關之資料）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知及確信，保華德祥建築董事在本綜合文件內表達有關保華德祥建築集團之見解乃經審慎周詳考慮後始行作出，並無遺漏任何其他事實，致使本綜合文件所載由彼等作出之任何有關保華德祥建築集團之聲明產生誤導。

本綜合文件內，除有關保華德祥建築集團之資料以外之其他資料乃由德祥企業之董事提供。德祥企業董事願就本綜合文件所載之有關資料（不包括有關保華德祥建築集團之資料）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知及確信，德祥企業董事在本綜合文件內表達之見解（不包括有關保華德祥建築集團之見解）乃經審慎周詳考慮後始行作出，並無遺漏任何其他事實，致使本綜合文件所載由彼等作出之任何聲明（不包括有關保華德祥建築集團之聲明）產生誤導。

股本、認股權證及購股權

(a) 股本

於最後可行日期，保華德祥建築之法定及已發行股本如下：

法定：	港元
3,000,000,000 股每股面值0.10港元之普通股	300,000,000.00
已發行及繳足股款：	港元
1,049,102,309 股每股面值0.10港元之普通股	104,910,230.90

所有已發行之保華德祥建築股份在各方面均享有同等權益，包括有關股息、投票權及股本等權利。

保華德祥建築股份在聯交所主板上市及買賣。保華德祥建築已發行股本其中並無任何部份在任何其他證券交易所上市或買賣，保華德祥建築現時並無（亦無意在將來）尋求將保華德祥建築股份在任何其他證券交易所上市或買賣。

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
11. 中國廣東省台山市台城鎮通濟路（原青少宮舊址）之一幅土地（02-04號地段）	該物業包括一幅面積約3,711.2平方米（39,947.36平方呎）之土地，其上建有一幢4層高大廈、一幢3層高大廈及若干鋼架結構。政府可按適當程序清拆該等建築物。 該物業持有年期為70年，由政府將該物業向保華德祥建築集團交吉當日起計。	該物業現時正進行搬遷。	14,000,000港元

附註：

1. 根據台山市土地資源局（「批地人」）與保華德祥建築全資附屬公司添高投資有限公司（「獲批地人」）於二零零二年八月三十日訂立之土地使用權批地合同，批地人同意將該物業（02-04號地段）授予獲批地人，為期70年，由批地人將該物業交吉予獲批地人日期起計。如上述土地使用權出讓合同所述，批地人將於二零零三年十一月三十日前將該物業向獲批地人交吉，並清理地盤。

2. 如上述土地使用權出讓合同所提供，該物業土地出讓金合共人民幣15,020,000元。根據台山人民政府、茂勁發展有限公司及保華德祥建築之全資附屬公司保華德祥管理有限公司訂立之還款協議書，土地出讓金由台山人民政府支付，以償還部份向保華德祥管理有限公司借入之借款。

3. 上述之土地使用權批地合同註明該物業之主要發展條件如下：

   3.1 用途 ： 商業、金融及住宅
   3.2 地積比率 ： 不超過4（以土地總面積3,711.2平方米為準）
   3.3 覆蓋率 ： 不超過土地面積3,711.2平方米之65%
   3.4 樓宇高度 ： 不高於24米
   3.5 綠化率 ： 不少於8%
   3.6 動工 ： 於二零零四年十一月三十日或之前動工

4. 有關該物業之中國法律意見概要如下：

   4.1 上述之土地使用權出讓合同及還款協議書均合法及有效。

   4.2 添高投資有限公司持有該物業之土地使用權，為期七十年，由政府將該物業交吉當日起計。

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
10. 中國廣東省台山市台城鎮環城南路與環城西路交界（原文化宮舊址）之一幅土地（02-03號地段）	該物業包括一幅面積約8,873.3平方米（95,512.20平方呎）之土地，其上建有2層高大廈、單層高鋼架建築物及若干寮屋。政府可按適當程序清拆該等建築物。 該物業持有年期為70年，由政府將該物業向保華德祥建築集團交吉當日起計。	該物業現正進行搬遷。	28,000,000港元

附註：

1. 根據台山市土地資源局（「批地人」）與保華德祥建築全資附屬公司天岭企業有限公司（「獲批地人」）於二零零二年八月三十日訂立之土地使用權出讓合同，批地人同意將該物業（02-03號地段）授予獲批地人，為期70年，由批地人將該物業交吉予獲批地人日期起計。如上述土地使用權出讓合同所述，批地人將於二零零三年四月三十日前將該物業向獲批地人交吉，並清理地盤。

2. 如上述土地使用權出讓合同所提供，該物業土地出讓金合共人民幣30,090,000元。根據台山人民政府、茂勁發展有限公司及保華德祥建築之全資附屬公司保華德祥管理有限公司訂立之還款協議書，土地出讓金由台山人民政府支付，以償還部份向保華德祥管理有限公司借入之借款。

3. 上述之土地使用權批地合同註明該物業之主要發展條件如下：

3.1	用途	：	商業、金融及住宅
3.2	地積比率	：	不超過8（以土地總面積8,873.3平方米為準）
3.3	覆蓋率	：	不超過土地面積8,873.3平方米之一半
3.4	樓宇高度	：	不高於101米
3.5	綠化率	：	不少於10%
3.6	動工	：	於二零零四年四月三十日或之前動工

4. 有關該物業之中國法律意見概要如下：

 4.1 上述之土地使用權出讓合同及還款協議書均合法及有效。

 4.2 天岭企業有限公司持有該物業之土地使用權，為期七十年，由政府將該物業交吉當日起計。

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
9. 中國深圳羅湖區深南中路、解放路與寶安路交界（現稱深南東路5002號）信興廣場（亦稱「地王大廈」）公寓大樓16樓2號單位及18樓2、3、5、8、10、15及16號單位	該發展項目為一幢68層高辦公室大廈及一幢建於4層高商業平台及2層地庫停車場上之29層高住宅大廈。該發展項目於一九九六年落成。 該物業包括該發展項目住宅大樓16樓及18樓8個住宅單位。 該物業總樓面面積合共857.40平方米（9,229平方呎）。 該物業持有年期為50年，由一九九五年一月二日起計，至二零四五年一月一日到期。	該物業現時空置。	5,700,000港元

附註：

1. 根據房屋及土地所有權證（4200978號）所示，該物業由Karbony Real Estate Development (Shenzhen) Co., Ltd.持有，為期50年，由一九九一年一月二日起計，至二零四五年一月一日到期。

2. 根據於一九九九年十二月十三日訂立之分銷協議，Karbony Real Estate Development (Shenzhen) Co., Ltd.同意將該物業轉讓予Infiniti Developments Limited（「Infiniti」），並同意Karbony Real Estate Development (Shenzhen) Co., Ltd.繼續為該物業名義業主，惟需按Infiniti指示持有，而該物業之租金及溢利歸Infiniti獨有，他人無權分享，而所有管理費及其他支出則由Infiniti承擔或支付。

3. 根據於一九九九年十二月九日訂立之分銷Infiniti之資產協議及權利轉讓協議，訂約各方同意，就該物業訂立之上述分銷協議及轉讓權利協議中，Infiniti所享有之全部權利（惟並非責任）將歸遠權有限公司所有。

4. 有關該物業之中國法律意見概要如下：

   4.1 上述於一九九九年十二月九日由Karbony Real Estate Development (Shenzhen) Co., Ltd.與Infiniti訂立之分銷協議及權利轉讓協議並無抵觸任何中國法律，並為合法及有效。

   4.2 雖然該物業尚未完成登記轉讓程序，且該物業業權仍登記在Karbony Real Estate Development (Shenzhen) Co., Ltd.名下，惟遠權有限公司實際擁有全部物業權益。

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
8. 中國深圳羅湖區深南中路、解放路與寶安路交界(現稱深南東路5002號)信興廣場(亦稱「地王大廈」)辦公大樓57樓全層	該發展項目為一幢68層高辦公室大廈及一幢建於4層高商業平台及2層地庫停車場上之29層高住宅大廈。該發展項目於一九九六年落成。 該物業為該發展項目68層高辦公室大廈之57樓。 該物業總樓面面積約2,201.88平方米(23,701平方呎)。 該物業持有年期為50年，由一九九五年一月二日起計，至二零四五年一月一日到期。	該物業按一份租約出租，於二零零三年七月三十一日到期，月租人民幣160,730元。	29,000,000港元

附註：

1. 根據房屋及土地所有權證(4200978號)所示，該物業由Karbony Real Estate Development (Shenzhen) Co., Ltd.持有，為期50年，由一九九一年一月二日起計，至二零四五年一月一日到期。

2. 根據於一九九九年十二月十三日訂立之分銷協議，Karbony Real Estate Development (Shenzhen) Co., Ltd.同意將該物業轉讓予Infiniti Developments Limited(「Infiniti」)，並同意Karbony Real Estate Development (Shenzhen) Co., Ltd.繼續為該物業名義業主，惟需按Infiniti指示持有，而該物業之租金及溢利歸Infiniti獨有，他人無權分享，而所有管理費及其他支出則由Infiniti承擔或支付。

3. 根據於一九九九年十二月九日訂立之分銷Infiniti之資產協議及權利轉讓協議，訂約各方同意，就該物業訂立之上述分銷協議及轉讓權利協議中，Infiniti所享有之全部權利(惟並非責任)將歸遠權有限公司所有。

4. 有關該物業之中國法律意見概要如下：

   4.1 上述於一九九九年十二月九日由Karbony Real Estate Development (Shenzhen) Co., Ltd.與Infiniti訂立之分銷協議及權利轉讓協議並無抵觸任何中國法律，並為合法及有效。

   4.2 雖然該物業尚未完成登記轉讓程序，且該物業業權仍登記在Karbony Real Estate Development (Shenzhen) Co., Ltd.名下，惟遠權有限公司實際擁有全部物業權益。

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
7. 中國深圳羅湖區深南中路、解放路與寶安路交界（現稱深南東路5002號）信興廣場（亦稱「地王大廈」）辦公大樓60樓全層	該發展項目為一幢68層高辦公室大廈及一幢建於4層高商業平台及2層地庫停車場上之29層高住宅大廈。該發展項目於一九九六年落成。 該物業為該發展項目68層高辦公室大廈之60樓。 該物業總樓面面積約2,224.95平方米（23,949.36平方呎）。 該物業持有年期為50年，由一九九五年一月二日起計，至二零四五年一月一日到期。	於估值日，該物業按一份租約出租，為期三年，由二零零零年八月一日起，至二零零三年七月三十一日，月租人民幣162,293元，不包括管理費及開支。	33,000,000港元

附註：

1. 根據於一九九七年八月十三日發出之十四份房地產證（4242076號、4242078號、4242086號及4242088號至4242098號）所顯示，該物業由遠權有限公司持有。

2. 有關該物業之中國法律意見概要如下：

   2.1 根據十四份房地產證，該物業由一九九五年一月二日起至二零四五年一月一日期間由遠權有限公司持有，而該物業權益為合法及有效。

   2.2 於二零零二年十一月八日，該物業已按予道亨銀行（深圳分行）。

   2.3 在解除按揭前，將該物業轉讓、按揭、抵押、繼承或其他方式出售須經抵押權人同意。

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
6. 中國上海漕溪北路玉蘭花苑建蘭公寓3F單位	該物業包括於一幢約為一九九四年落成之25層高住宅大廈3樓之一個住宅單位。 該物業總樓面面積為110.03平方米(1,184.36平方呎)。 該物業持有年期由一九九四年二月十五日起計，至二零六二年九月十七日到期。	該物業現時按月出租，現時月租人民幣2,000元。	600,000港元

附註：

1. 根據於一九九四年十二月九日發出之土地使用證(000889號)及於一九九四年三月十日發出之房屋所有權證(03456號)所示，該物業由保華德祥建築全資附屬公司亨寶有限公司持有，由一九九四年二月十五日起計，於二零六二年九月十七日到期。

2. 有關該物業之中國法律意見概要如下：

   2.1 根據土地使用證(000889號)及房屋所有權證(03456號)，該物業於一九九四年二月十五日起至二零六二年九月十七日期間由亨寶有限公司持有，而該物業權益為合法及有效。

   2.2 於二零零二年十一月十一日，該物業並無任何產權負擔。該物業並無任何轉讓按揭、抵押及查封等權利註冊於該物業上。

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
5. 中國上海漕溪北路玉蘭花苑建蘭公寓3E單位	該物業包括於一幢約為一九九四年落成之25層高住宅大廈3樓之一個住宅單位。 該物業總樓面面積為108.39平方米(1,166.71平方呎)。 該物業持有年期由一九九四年二月十五日起計，至二零六二年九月十七日到期。	該物業現時按月出租，現時月租人民幣3,000元。	600,000港元

附註：

1. 根據於一九九四年十二月九日發出之土地使用證(000888號)及於一九九四年三月十日發出之房屋所有權證(03455號)所示，該物業由保華德祥建築全資附屬公司德高有限公司持有，由一九九四年二月十五日起計，於二零六二年九月十七日到期。

2. 有關該物業之中國法律意見概要如下：

   2.1 根據土地使用證(000888號)及房屋所有權證(03455號)，該物業於一九九四年二月十五日起至二零六二年九月十七日期間由德高有限公司持有，而該物業權益為合法及有效。

   2.2 於二零零二年十一月十一日，該物業並無任何產權負擔。該物業並無任何轉讓、按揭、抵押及查封等權利註冊於該物業上。

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
4. 香港新界上水河上鄉丈量約份95號9、10A及12號地段	該物業包括一幅外型不規則地勢平坦之地方，面積約142,002平方呎（13,192平方米），其上有若干臨時建築物。 該物業之登記地段面積及土地用途如下： 地段 / 面積 / 土地用途 9 / 114,563平方呎 / 農地 10A / 18,247平方呎 / 農地 12 / 9,192平方呎 / 農地 總計：142,002平方呎 該物業之批地年期根據新界契約(續期)條例續期至二零四七年六月三十日到期。 該地段現時每年地租相等於其當時應課差餉值之3%。	該物業由業主佔用作混凝土鑄造場及附設辦公室。	28,000,000港元

附註：

1. 該物業之登記業主為聯力混凝土製品(香港)有限公司。

2. 根據於一九九一年八月十六日訂立之契約備忘錄264048號，9號地段獲授予短期豁免書。根據於一九九一年九月十六日訂立之契約備忘錄263992號，10號地段及12號地段獲授予短期豁免書。根據該等豁免書，該物業獲准用作預製及預壓混凝土鑄造場，其上之建築物覆蓋率不得超過該物業登記土地面積之7.89%。該物業之建築物高度最高為5.18米。

3. 現時該物業之應付豁免費合共為每季49,480港元，而政府可在給予不少於六個月之通知不時修訂有關費用。

4. 該等豁免書可由任何訂約一方給予三個月預先書面通知終止。保華德祥建築集團確認，該等豁免書於估值日仍然有效。

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
3. 香港新界元朗元朗工業邨宏利街42號之工廠 元朗市地段313號及其延伸部份D段3號分段及其餘段	該物業由一幅佔地約21,350.03平方米(229,811.72平方呎)工業用地組成。如該物業土地租約所述，該工業用地之地積比率上限為2.5。因此，該物業容許之總樓面面積最多為53,375.08平方米(574,529.36平方呎)。 於估值日，該工業用地上建有兩幢總樓面面積合共約11,024.11平方米(118,663.52平方呎)之單層工廠及附屬辦公室。該等大廈於一九九九年全面落成。 該物業按租契協議持有，由一九九零年十二月三十一日起計，至二零四七年六月二十七日到期。 該地段現時每年之地租相等於其當時應課差餉值之3%。	保華德祥建築集團已確認，該物業現時被指定作製造預製混凝土產品及附設辦公室之用。	103,000,000港元

附註：

1. 根據香港工業邨公司(批地人)與預力剛工業有限公司(獲批地人)於一九九零年十二月二十四日訂立之租契協議及於一九九四年七月二十六日訂立之補充租契協議及延伸土地批地契約，批地人將元朗市地段313號及其延伸部份之D段3號分段及其餘段授予獲批地人，由一九九零年十二月三十一日起，至二零四七年六月二十七日期滿，每年地租相等於該地段當時應課差餉值之3%。

2. 上述之租契協議指定，獲批地人不許將該土地或其任何部份或該土地上任何建築物或任何建築物之部份轉讓、分租或分開所有權或以其他方式出售，亦不可訂立上述有關之協議。

3. 根據於二零零零年五月二十九日訂立之契約備忘錄923069號，目標地段之登記業主為預力剛工業有限公司。

4. 吾等乃以折舊重置成本法評估該物業於估值日之價值。

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
2. 香港灣仔灣仔道125號國泰新宇地下至3樓 內地段611及662號82,700份之15,542份	該物業包括一幢於二零零一年落成之28層高商業／住宅大廈內佔用地下、1樓、2樓及3樓之購物商場(現稱「國泰新域」)。 該物業總樓面面積為14,277平方呎。 該物業按兩份政府租契持有，均為期999年，分別由一八五九年十月十一日及一八六零年十二月二十六日起計。 該地段每年之地租為26.44港元及9.16英鎊。	除2樓17號單位(樓面面積262平方呎)外，該物業出租予多個獨立租戶，分別於二零零三年三月三十一日起至二零零四年六月三十日期間屆滿，於二零零二年九月，租金收入約共445,000港元，包括差餉及管理費。	83,000,000港元

附註：

1. 根據於一九九八年一月七日訂立之契約備忘錄7405047號，該物業之登記業主為凱勝興業有限公司。

2. 根據於二零零二年四月十九日訂立之契約備忘錄8675105號及於二零零二年四月十九日訂立之契約備忘錄8675106號，該物業已按揭及受租金轉移契約所限制，受益人為香港上海滙豐銀行有限公司。

估值證書

物業	概況及年期	佔用詳情	於二零零二年九月三十日現況下之資本值
1. 九龍觀塘鴻圖道51號保華企業中心 觀塘內地段734號	該物業為一幢29層高工業／辦公室大樓，包括6層泊車位，可供私家車、貨車及貨櫃車停泊。該大廈於1996年落成 該物業總樓面面積合共約377,406平方呎。 該大廈用途及樓面面積如下：	於估值日，地下及上層若干工業／辦公室單位合共總樓面面積約248,839.50平方呎，乃透過多份於二零零二年十月三十一日至二零零五年八月十四日到期之租賃協議出租，二零零二年九月之租金收入約2,790,000港元，不包括差餉及管理費。 此外，工業／辦公室單位租戶可選擇使用該物業之泊車位，惟須支付特許泊車費。於二零零二年四月一日至二零零二年九月三十日期間內，從泊車位賺取之收入約共2,982,000港元。 該物業其餘部份則空置或由業主佔用。	730,000,000港元

樓層*	用途	總樓面面積 平方呎
地下	車及工／辦	7,325 20個
1樓-6樓	車	242個
7樓-12樓	工／辦	95,880
15樓-22樓	工／辦	127,840
23樓	工／辦	15,718
25樓	工／辦	16,298
26樓-31樓	工／辦	98,010
33樓	工／辦	16,335
	總計：	377,406

* （該物業不設4樓、13樓、14樓、24樓及32樓）

車　－　泊車位
工／辦　－　工業／辦公室

該物業乃透過換地條件第12413號持有，由一九九六年十月九日起，至二零四七年六月三十日到期。該物業現時每年之地租相等於其當時應課差餉值之3%。

附註：

1. 該物業之登記業主為旋高有限公司及Gunnell Properties Limited。

2. 根據分別於一九九七年一月二十三日訂立之契約備忘錄6938478號及於二零零二年一月十七日訂立之契約備忘錄8595309號，該物業受債權證及補充債權證規限，受益人為中國銀行(香港)有限公司。

物業	於二零零二年九月三十日現況下之資本值
7. 中國深圳 羅湖區 深南中路、解放路與寶安路交界 (現稱深南東路5002號) 信興廣場(亦稱「地王大廈」) 辦公大樓60樓全層	33,000,000港元
8. 中國深圳 羅湖區 深南中路、解放路與寶安路交界 (現稱深南東路5002號) 信興廣場(亦稱「地王大廈」) 辦公大樓57樓全層	29,000,000港元
9. 中國深圳 羅湖區 深南中路、解放路與寶安路交界 (現稱深南東路5002號) 信興廣場(亦稱「地王大廈」) 公寓大樓 16樓2號單位及 18樓2、3、5、8、10、15及16號單位	5,700,000港元
10. 中國廣東省 台山市 台城鎮環城南路與環城西路交界 (原文化宮舊址) 之一幅土地(02-03號地段)	28,000,000港元
11. 中國廣東省 台山市 台城鎮 通濟路 (原青少宮舊址) 之一幅土地(02-04號地段)	14,000,000港元
總計：	**1,054,900,000港元**

估值概要

	物業	於二零零二年九月三十日現況下之資本值
1.	九龍觀塘 鴻圖道51號 保華企業中心	730,000,000港元
2.	香港灣仔 灣仔道125號 國泰新宇 地下至3樓	83,000,000港元
3.	香港新界 元朗 元朗工業邨 宏利街42號之工廠	103,000,000港元
4.	香港新界 上水河上鄉 丈量約份95號 9、10A及12號地段	28,000,000港元
5.	中國上海 漕溪北路 玉蘭花苑建蘭公寓 3E單位	600,000港元
6.	中國上海 漕溪北路 玉蘭花苑建蘭公寓 3F單位	600,000港元

6. 限制條件

吾等曾視察該等物業，但吾等並無進行結構測量。吾等在視察過程中，並未發現任何嚴重損壞。然而吾等無法呈報該等物業確無蟲蛀、腐朽或任何其他結構上之損壞。吾等亦無測試任何設施。所有尺寸、量度及面積均為約數。

吾等必須指出，吾等並無進行地盤調查，以決定目標物業組合中發展地盤之土地狀況或設施是否適合發展。吾等之估值乃以該等狀況令人滿意，而毋須在建築期間支付額外開支或延誤為基準。

吾等在頗大程度上依賴保華德祥建築提供之資料，並接納保華德祥建築提供予吾等有關法定通告、地役權、年期、佔用情況、租賃詳情及樓面面積以及識別該等保華德祥建築集團擁有有效權益的物業之意見。

吾等並無理由懷疑由保華德祥建築提供吾等之資料之真實性及準確性。吾等亦信賴保華德祥建築確認其所提供之資料並無遺漏任何重要事實。

吾等之估值並無考慮任何物業權益之任何抵押、按揭、未付地價或債項或出售成交時可能須承擔之任何開支或税項。除另有説明者外，吾等假設全部物業權益概無附帶可影響其價值之繁重負擔、限制及支銷。經參考保華德祥建築集團所提供之資料後，吾等認為，倘各項物業在將來按彼等各自之估計價值出售，亦不會因資本增值而產生任何税務負擔。

7. 備註

吾等以港元評估物業之價值。人民幣兑港元滙率為1.00港元＝人民幣1.06元（即估值日之兑換匯率）。

隨函附奉吾等之估值概要及估值證書。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓
保華德祥建築集團有限公司
列位董事 台照

代表
永利行評值顧問有限公司

執行董事	董事
劉詩韻	**謝偉良**
AHKIS AAPI RPS(GP)	BSc MRICS AHKIS RPS(GP)

謹啟

二零零二年十二月六日

劉詩韻女士乃香港測量學會會員、Australian Property Institute會員、執業註冊專業測量師（產業測量組別）及中國合資格房地產估價師，而謝偉良先生則為香港皇家特許測量師學會專業會員、香港測量師學會會員及執業註冊專業測量師（產業測量組別）及中國合資格房地產估價師；彼等擁有超過八年之中港澳物業估值經驗。

3. 估值方法

在評估保華德祥建築佔用或空置之物業權益時(物業3除外),吾等乃採用公開市場基準進行評估,並假設該等物業可即時交吉出售,吾等亦曾參考市場上現有可供比較銷售證據。

對於租予保華德祥建築以外各方之物業進行估值時,則採用將淨租金收入資本化,並適當計及租約期滿後可收取之租金收入。吾等亦曾參考可予比較物業,以達致吾等之估值意見。

在評估物業3之價值時,吾等採用折舊重置成本法,按吾等之定義為按估值日當時之價格水平以一個採用現有技術及材料建築之現代化全新單位(其生產能力及功能與現時之有關資產相同)取代有關資產之估計所需款額。折舊重置成本法亦涉及估計土地於估值日現行土地用途之市場價值。在評估該物業時,吾等曾參考元朗工業邨工業用地現時之土地價格。

4. 假設

除物業3外,吾等之估值乃假設業主按現況將物業權益在公開市場出售,並無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排,以影響該等物業權益之價值。

至於保華德祥建築集團以長期政府租契或土地使用權合同持有之物業權益,吾等假設保華德祥建築集團在有關政府租契或土地使用權合同之整段未屆滿年期內,在向政府繳納土地使用年費後(如有),可自由及不受約束地使用該等物業。

吾等亦假設該等物業之業主(物業3除外)有權出售、按揭、抵押或其他方式出售該等物業予任何人士以換取代價,而毋須支付任何額外地價或大額費用予政府機關。

吾等對各項物業之其他特別假設(如有),已於有關物業之估值證書之附註加以説明。

5. 業權調查

吾等曾獲提供有關該等物業之業權文件之摘錄。此外,吾等亦已就香港物業前往有關土地註冊處進行查冊。然而,吾等並無查證文件正本以核實擁有權或查證是否存在任何尚未出現於交予吾等之文件副本上之修訂條文。一切文件只供參考。

對於位於中國之物業,吾等依賴由中國法律顧問廣東東方金源律師事務所就該等物業之土地使用權之業權及性質而提供之法律意見。


永利行

Member of RHL International Property Consultants
永利行國際物業顧問集團成員

RHL Appraisal Ltd.
永利行評值顧問有限公司
測量師、估值師、土地及物業顧問
香港九龍尖沙咀星光行1010室

敬啟者：

有關：若干位於香港及中華人民共和國(「中國」)之物業估值

1. 指示

茲遵照 閣下給予吾等之指示，對保華德祥建築集團有限公司(稱為「保華德祥建築」)或其附屬公司(保華德祥建築及其附屬公司統稱「保華德祥建築集團」)持有位於香港及中國之若干物業權益進行估值，吾等證實曾進行視察，作出有關查詢，並蒐集吾等認為必要之其他資料，以提供吾等對該等物業權益於二零零二年九月三十日(稱為「估值日」)之公開市值之意見。

2. 估值基準

估值乃吾等對公開市值之意見，就吾等所下定義而言，乃指「某項物業之權益假設在下列情況下於估值日出售，可無條件完成出售而合理取得之最高現金代價：

(i) 有自願賣方；

(ii) 於估值日之前有一段合理期間(視乎物業之性質及市場情況而定)可正式推銷有關權益、協商價格及條款及完成該項出售；

(iii) 在任何較早之假設交換合約日期之市場情況、價值水平及其他情況均與估值日相同；

(iv) 不考慮有特殊興趣之未來買家之任何追加出價；及

(v) 交易雙方均在知情、審慎及不受催迫之情況下進行交易。」

由於物業3受不可轉讓條文規管，吾等對該物業之估值為吾等對其折舊重置成本之意見。

債務聲明

下文載列由董事編製之保華德祥建築集團於二零零二年九月三十日之債務聲明。

於二零零二年九月三十日辦公時間結束時，保華德祥建築集團有尚未償還之銀行透支及信託收據貸款分別約86,000,000港元及5,000,000港元。此外，保華德祥建築集團有尚未償還之銀行貸款約1,034,000,000港元，其中約977,000,000港元乃以若干物業、機械及設備及由保華德祥建築集團之應收款作抵押。

此外，於二零零二年九月三十日，保華德祥建築集團因建築工程合約之尚未償還履約擔保書所引致之或然負債約889,000,000港元及因聯營公司及一間共同控制機構所獲之銀行信貸而向銀行及財務機構提供擔保所引致之或然負債約91,000,000港元。

除上文所載及除集團內成員公司間之負債及日常應付賬款及應付票據外，於二零零二年九月三十日，保華德祥建築集團之成員公司概無任何尚未償還之按揭、抵押、債券、借貸資本及透支或其他類似債務、融資租約或租購承擔、承兑負債或承兑信貸或任何擔保或其他重大或然負債。

於二零零二年九月三十日辦公時間結束時，外幣款額已按當時之兑換率重新換算為港元。

董事已確認，自二零零二年九月三十日以來，保華德祥建築集團之債務並無任何重大變動。

重大變動

就保華德祥建築董事所知，自二零零二年三月三十一日(保華德祥建築最近期之經審核綜合財務報表編製至該日為止)以來，保華德祥建築集團之財務及業務狀況或前景並無任何重大變動。

物業權益列表
於二零零二年三月三十一日

1. 投資物業

地點	用途	租約年期	本集團所佔權益
			%
香港 九龍觀塘 鴻圖道51號 保華企業中心	工業／寫字樓	中期	100
香港 灣仔道125號 國泰新域 購物廣場	商業	中期	100
中國深圳 信興廣場57樓及60樓	商業	中期	100
中國北京 香江花園 一幢3層高房屋	住宅	長期	100

2. 酒店物業

地點	用途	租約年期	本集團所佔權益
			%
香港 銅鑼灣 信德街8號 珀麗酒店	酒店	長期	100

上述所有聯營公司均為私人有限公司，惟(i)合營企業均為尚未立案之業務及(ii)Downer在澳洲上市。

上述所有聯營公司均由本公司間接持有。

附註： 此等合營企業之合營人並無出資，但本集團已向TKCJV提供約44,693,000港元之營運資金。

上表所列為董事認為主要影響本集團年度業績或組成本集團大部份淨資產之本公司附屬公司及聯營公司。董事認為，詳列其他附屬公司及聯營公司之資料將令篇幅冗長。

(c) 於二零零二年三月三十一日之本公司共同控制機構詳情如下：

共同控制機構名稱	註冊成立地點	已發行及繳足股本	本集團應佔已發行股本百分比	主要業務
DL & PY JV Limited	香港	2港元普通股	50	土木工程
Paul Y. - Penta-Ocean Joint Venture	香港	– (下文附註)	50	土木工程

附註： 合營人並無出資，但本集團已向此合營企業提供約5,000,000港元之營運資金。

附註：

(i) 此等無投票權遞延股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(ii) 此等合營企業之合夥人並無出資。

(iii) 此等無投票權遞延股持有人無權投票，亦無權獲派任何財政年度之股息，且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(iv) 此等無投票權優先股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(b) 本公司主要聯營公司於二零零二年三月三十一日之詳情如下：

聯營公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	本集團應佔已發行股本／註冊資本百分比	主要業務
			%	
寶來德電梯(香港)有限公司	香港	57,500,000港元普通股	45.0	裝設及維修升降機及電動樓梯
Downer EDI Limited(「Downer」)	澳洲	478,496,924澳元普通股	36.9	投資控股
恒栢工程有限公司	香港	100,000港元普通股	50.0	升降機及扶手電梯維持保養
Icfox International Limited	開曼群島	11美元普通股	27.3	建築業電子商貿
保華－中鐵建築有限公司	香港	100港元普通股	50.0	土木工程
Paul Y. - SELI Joint Venture	香港	－(下文附註)	50.0	土木工程
Ting Kau Contractors Joint Venture(「TKCJV」)	香港	－(下文附註)	18.2	土木工程
深圳珠江均安水泥製品有限公司	中國	人民幣6,320,000註冊資本	50.0	混凝土產品製造及貿易

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Paul Y. Properties Group Limited	英屬處女群島	1美元普通股	100*	100	投資控股
保華隧道工程有限公司	香港	2港元普通股	100	100	土木工程
珀麗酒店管理有限公司	香港	2港元普通股	100	100	酒店管理
Rosedale Park Limited	香港	2港元普通股	100	100	酒店營運
台山市保華建築有限公司	中國	5,005,340美元註冊資本	100	100	土木工程及樓宇建造
Trend Cheer Limited	香港	2港元普通股	100	100	證券投資
預力剛混凝土製品(香港)有限公司	香港	12,000,002港元普通股	100	100	混凝土產品製造及貿易
聯力混凝土製品(香港)有限公司	香港	200港元普通股	100	100	混凝土產品製造及貿易
		1,000,000港元無投票權遞延股(下文附註(iii))	100	100	
Unistress Group Limited	英屬處女群島	1美元普通股	100	100	投資控股

上述所有附屬公司均在香港營運，惟恆加混凝土制品有限公司及台山市保華建築有限公司在中國營運。

上述所有附屬公司均為私人有限公司，惟Paul Y.－CREC Joint Venture為尚未立案之業務。

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
保華德祥建業集團有限公司	香港	2港元普通股	100	100	投資控股
		1,000,000港元無投票權遞延股（下文附註(iii)）	–	–	
保華德祥建築有限公司	香港	102,000,000港元普通股	100	100	樓宇建造
保華德祥建築工程有限公司	香港	42,000,000港元普通股	100	100	樓宇建造及專項工程
保華德祥營造有限公司	香港	36,000,000港元普通股	100	100	土木工程及樓宇建造
保華德祥裝飾工程有限公司	香港	2港元普通股	100	100	室內裝修工程
Paul Y. - ITC Investments Group Limited	英屬處女群島	1美元普通股	100	100	投資控股
保華德祥管理有限公司	香港	2港元普通股	100	100	管理服務
保華德祥機械租賃有限公司	香港	2港元普通股	100	100	汽車、設備及機械租賃
保華物業管理有限公司	香港	2港元普通股	100	100	物業管理服務
保華建築有限公司	香港	2港元普通股	100	100	土木工程；樓宇建造及投資控股
		50,000,000港元無投票權優先股（下文附註(iv)）	–	–	
Paul Y. Foundation Holdings Limited	英屬處女群島	1美元普通股	100	100	投資控股
保華地基有限公司	香港	10,000,000港元普通股	100	100	土木工程及地基工程

47. 主要附屬公司、聯營公司及共同控制機構資料

(a) 本公司主要附屬公司於二零零二年三月三十一日之詳情如下：

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Calisan Developments Limited	英屬處女群島	1美元普通股	100	100	投資控股
Corless Limited	英屬處女群島	2美元普通股	100	100	投資控股
旋高有限公司	香港	2港元普通股	100	100	物業投資及持控
		2港元無投票權遞延股（下文附註(i)）	–	–	
DH Holdings Limited	英屬處女群島	1美元普通股	100	100	投資控股
凱勝興業有限公司	香港	2港元普通股	100	100	物業銷售及持控
Gunnell Properties Limited	英屬處女群島	1美元普通股	100	100	物業投資及持控
恆加混凝土制品有限公司	香港	5,000,000港元普通股	70	70	混凝土產品製造及貿易
Hanfull Enterprises Limited	英屬處女群島	1美元普通股	100	100	證券投資
Hey Wealth Limited	香港	2港元普通股	100	100	物業持控
志恒投資有限公司	香港	1,200,000港元普通股	100	100	證券投資及買賣
保華中鐵工程有限公司	香港	10港元普通股	70	70	土木工程
Paul Y. - CREC Joint Venture	香港	–（下文附註(ii)）	70	70	土木工程
保華德祥機電工程有限公司	香港	20,000,000普通股	99.9998	99.9998	提供電機及建造服務

46. 關連人士交易及結餘

年內，本集團與若干關連人士訂立以下交易：

關連人士之類別	交易性質	二零零二年 千港元	二零零一年 千港元
本集團之聯營公司	本集團收取建築工程費	177,418	163,625
	本集團購買混凝土產品	145	15
	本集團支付分承包費	57,192	79
	本集團收取利息收入	4,975	5,359
	本集團收取貸款承擔費用	236	–
	本集團收取租金及相關物業管理費	3,667	1,466
	本集團支付服務費	493	–
	購買設備	832	–
本集團之共同控制機構	本集團收取建築工程費	11,257	–
	本集團收取項目管理費	6,125	–
	本集團支付分承包費	350,683	–
	本集團收取服務費	342	–
德祥企業集團有限公司（「德祥企業」）之附屬公司	本集團收取租金及相關物業管理費	247	348
	本集團購買建築材料及相關安裝工程	882	266
德祥企業之聯營公司	本集團收取租金及相關物業管理費	8,049	1,023
	本集團收取利息收入	7,221	18,178
策略置地有限公司（「策略置地」）之附屬公司	本集團收取租金及相關物業管理費	–	2,316

德祥企業為本公司之主要股東。策略置地直至二零零一年一月十九日為本公司之主要股東。

上述交易按以下基準進行：

(a) 建築工程及分承包費乃根據市價或（倘無市價可供參考）有關各方決定及同意之條款收取。

(b) 設備、混凝土產品及建築材料乃按協定價格購買。

(c) 利息根據未償還本金額按有關各方決定及同意之利率徵收。

(d) 物業管理費用、服務費、項目管理費及貸款承擔費按預定比率徵收。

(e) 租金按預定之固定每月租金徵收。

於結算日與聯營公司、共同控制機構及關連公司之交易結餘詳情載列於賬目附註17、18、23及24。

(b) 本集團作為出租人：

於結算日，本集團與租戶已就未來最低租金款項訂約。支付期如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
一年內	28,808	23,916
第二至第五年(首尾兩年包括在內)	9,025	15,570
	37,833	39,486

所持物業已覓得未來兩年之租戶。

於結算日，本公司在不可撤銷之營業租約方面並無任何重大承擔。

44. 承擔

	本集團	
	二零零二年	二零零一年
	千港元	千港元
就購入物業、機械及設備 已訂約但未於賬目內撥備之資本支出	—	3,003

本公司於結算日並無任何重大承擔。

45. 資產抵押

於二零零二年三月三十一日，本集團總值約為1,553,970,000港元(二零零一年：2,489,008,000港元)之若干物業、投資證券及應收賬款及若干建築合約之收益已抵押予銀行、財務機構及貸款人，以為本集團取得一般信貸融資。於二零零二年三月三十一日，本集團已動用1,168,053,000港元(二零零一年：1,160,657,000港元)之融資。

42. 或然負債

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
仍然有效之建築合約履約擔保書	607,447	598,556	–	–
為下列公司借取一般銀行融資而向銀行及財務機構作出之擔保：				
附屬公司	–	–	1,886,345	1,337,858
聯營公司	84,717	84,206	84,717	84,206
共同控制機構	8,360	4,180	8,360	4,180
	700,524	686,942	1,979,422	1,426,244

於結算日，本集團有多名服務年期符合僱傭條例(「該條例」)規定而有資格於終止僱用期時獲得長期服務金之僱員。本集團只須在終止僱用時符合該條例之情況下付款。若所有合資格僱員於二零零二年三月三十一日終止僱用，並根據該條例獲發長期服務金，本集團應付數額約為52,072,000港元(二零零一年：45,724,000港元)。一筆為數約29,279,000港元(二零零一年：22,220,000港元)之款項將由本集團之退休福利計劃抵銷，而賬目內並未就結餘作出準備。

除上述者外，在建築業務中，本集團收到損毀及受傷索償通知。本集團並未就此等索償撥出準備，因此等索償可由保險賠償或他方賠償。

43. 營業租約承擔

(a) 本集團作為承租人：

於結算日，本集團在不可撤銷之有關租用物業營業租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
一年內	2,409	4,020
第二至第五年(首尾兩年包括在內)	908	2,532
超過五年	476	257
	3,793	6,809

一般平均每隔兩年將磋商租約及釐定月租。

40. 重大非現金交易

於年內，如附註32所載，本集團因以股代息而發行額外股份。

於截至二零零一年三月三十一日止年度，除附註37及38分別所述涉及收購、出售及攤薄附屬公司權益之非現金代價，以及因以股代息而發行額外股份外，本集團於年內進行之重大非現金交易如下：

(a) 發行貸款票據321,760,000港元作為收購若干投資證券之部份代價；及

(b) 因上市證券投資收取實物股息110,000港元。

41. 退休福利計劃

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

於收益表撥出之費用為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由二零零零年十二月一日起，本集團加入強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自收益表扣除，相當於本集團按計劃規則訂明之比率向基金應付之供款。

39. 年內融資變動分析

	股本及溢價 千港元	可換股債券 千港元	於籌取時超過三個月到期之銀行借款 千港元	財務租約承擔 千港元	少數股東權益 千港元	其他貸款 千港元	可換股票據 千港元	應付共同控制機構款項 千港元
於二零零零年四月一日	319,349	1,066,214	850,013	238,440	733,195	715,975	616,425	–
滙兌調整	–	–	(89,930)	(41,150)	–	(139,581)	(32,445)	–
發行股份費用	(293)	–	–	–	–	–	–	–
購回及贖回可換股債券	–	(1,076,451)	–	–	–	–	–	–
可換股債券之遞延支出攤銷	–	4,409	–	–	–	–	–	–
最後贖回可換股債券時應付之溢價攤銷	–	5,828	–	–	–	–	–	–
新籌取貸款	–	–	900,594	–	–	–	–	–
還款	–	–	(337,448)	(56,186)	(95,100)	–	–	–
於收購附屬公司時向少數股東發行附屬公司股份	–	–	–	–	138,191	–	–	–
收購附屬公司	–	–	287	–	1,312	–	–	–
出售及攤薄附屬公司權益	–	–	(933,129)	(134,654)	(722,910)	(576,394)	(133,980)	–
少數股東之貢獻	–	–	–	–	746	–	–	–
少數股東攤佔附屬公司之商譽儲備	–	–	–	–	(73,520)	–	–	–
少數股東攤佔本年度業績	–	–	–	–	91,343	–	–	–
已付少數股東股息	–	–	–	–	(58,095)	–	–	–
投資證券增加	–	–	–	–	–	321,760	–	–
墊款	–	–	–	–	–	–	–	13,390
於二零零一年三月三十一日	319,056	–	390,387	6,450	15,162	321,760	450,000	13,390
發行股份費用	(535)	–	–	–	–	–	–	–
新籌取貸款	–	–	888,882	–	–	–	–	–
還款	–	–	(64,179)	(6,450)	(2,953)	(321,760)	(450,000)	(890)
少數股東攤佔本年度業績	–	–	–	–	6,605	–	–	–
已付少數股東股息	–	–	–	–	(3,150)	–	–	–
於二零零二年三月三十一日	318,521	–	1,215,090	–	15,664	–	–	12,500

38. 出售及攤薄附屬公司權益

	二零零二年 千港元	二零零一年 千港元 (經重列)
出售淨資產：		
物業、機械及設備	–	1,828,524
商譽	–	441,516
聯營公司權益	–	38,500
應收(應付)客戶合約工程款項之淨額	–	(26,384)
應收賬款、訂金及預付款項	–	1,738,764
應收聯營公司款項	–	126,448
短期銀行存款、銀行結存及現金	–	103,385
應付賬款及應計開支	–	(600,855)
應付税項	–	(45,010)
財務租約承擔	–	(134,654)
銀行貸款	–	(933,129)
其他貸款	–	(576,394)
可換股票據	–	(133,980)
遞延税項	–	(99,704)
少數股東權益	–	(722,910)
	–	1,004,117
變現之滙兑儲備	–	86,841
出售及攤薄附屬公司權益之虧損	–	(289,190)
聯營公司權益	–	(633,009)
	–	168,759
支付方式：		
已收現金	–	47,378
非上市債務證券	–	100,000
應收聯營公司款項	–	21,381
	–	168,759

出售及攤薄附屬公司權益產生之現金及與現金等值項目流出淨額分析：

	二零零二年 千港元	二零零一年 千港元
已收現金代價	–	47,378
售出之短期銀行存款、銀行結存及現金	–	(103,385)
出售及攤薄附屬公司權益產生之現金及與現金等值項目流出淨額	–	(56,007)

截至二零零一年三月三十一日止年度出售之附屬公司已貢獻約61,818,000港元作為本集團之淨營運現金流量、已就投資回報及融資費用淨額支付約148,387,000港元、支付税項約50,573,000港元、支付約298,718,000港元於投資活動及就融資活動籌集約466,380,000港元。於該年內出售之附屬公司為本集團貢獻約220,880,000港元之經營溢利。

37. 收購附屬公司

	二零零二年 千港元	二零零一年 千港元
購入資產淨值：		
物業、機械及設備	–	69,250
應收(應付)客戶合約工程款項之淨額	–	21,465
應收賬款、訂金及預付款項	–	137,246
銀行結存及現金	–	10,845
應付賬款及應計開支	–	(108,552)
應付税項	–	(100)
銀行貸款	–	(287)
少數股東權益	–	(1,312)
	–	128,555
因收購附屬公司而產生之商譽	–	158,378
	–	286,933
支付方式：		
已付現金	–	138,479
向少數股東發行附屬公司股份	–	138,191
應付代價	–	10,263
	–	286,933

收購附屬公司之現金及與現金等值項目流出淨額分析：

	二零零二年 千港元	二零零一年 千港元
現金代價	–	(138,479)
購入銀行結存及現金	–	10,845
收購附屬公司之現金及與現金等值項目流出淨額	–	(127,634)

截至二零零一年三月三十一日止年度收購之附屬公司對該年度該集團之營業額作出約179,547,000港元貢獻，並有約10,148,000港元溢利撥入本集團之經營溢利，惟並未對本集團年內之現金流轉構成重大影響。

董事認為於結算日本公司可供分派予股東之儲備詳情如下：

	二零零二年 千港元	二零零一年 千港元 (經重列)
實繳盈餘	—	155,846
滾存溢利	40,311	73,470
	40,311	229,316

36. 除税前溢利(虧損)與經營業務之現金流入淨額之調整

	二零零二年 千港元	二零零一年 千港元 (重列)
除税前溢利(虧損)	125,243	(313,144)
攤佔聯營公司業績	(103,901)	(14,969)
攤佔共同控制機構業績	(8,559)	(293)
出售及攤薄附屬公司及聯營公司權益之虧損	6,688	289,190
投資證券溢利減值虧損	2,462	—
投資物業重估虧絀	31,130	13,000
待轉售發展中物業減值虧損撥回	(8,829)	—
酒店物業減值虧損撥回	(45,000)	—
應收貸款準備撥回	(23,829)	—
一年後應收聯營公司款項準備	—	20,000
利息支出	38,301	211,650
利息收入	(38,312)	(137,996)
商譽攤銷	2,305	29,346
物業、機械及設備折舊及攤銷	78,932	347,575
上市證券投資之股息	—	(2,987)
非上市證券投資之股息	—	(24)
其他上市投資之已變現及未變現之賬面虧損淨額	1,760	18,728
出售無牌價短期投資之虧損	22,000	—
出售有牌價其他投資之(收益)虧損	(4,795)	155,771
出售非上市投資證券之溢利	—	(21,354)
債務證券贖回溢價之攤銷	—	(6,396)
出售物業、機械及設備之虧損	8,768	2,269
待轉售發展中物業之增加	(39,635)	(28,948)
待轉售物業減少	130,904	—
應收(應付)客戶合約工程款項之(增加)減少， 扣除應佔之利息支出及折舊及攤銷	(186,070)	887,457
應收賬款、訂金及預付款項之減少(增加)	65,539	(654,557)
應收關連公司款項之增加	(8,792)	(249)
應收聯營公司款項之減少	2,277	7,274
應付賬款及應計開支之減少	(119,879)	(153,300)
應付票據之減少	—	(1,118)
應付關連公司款項之減少	(115)	(1,882)
應付聯營公司款項之(減少)增加	(1,682)	5,121
應付共同控制機構款項之增加	79,194	—
經營業務之現金流入淨額	6,105	650,164

	股份溢價	資本儲備	實繳盈餘	滾存溢利	總額
	千港元	千港元	千港元	千港元	千港元
本公司					
於二零零零年四月一日					
原先呈列	221,338	3,126,941	155,846	78,026	3,582,151
前一期間調整(附註2)	–	–	–	9,801	9,801
經重列	221,338	3,126,941	155,846	87,827	3,591,952
根據以股代息計劃					
發行股份	(1,238)	–	–	–	(1,238)
以股代息產生之進賬					
(附註11)	–	–	–	4,560	4,560
股份發行費用	(293)	–	–	–	(293)
年度溢利	–	–	–	736	736
已付股息(附註11)	–	–	–	(19,653)	(19,653)
於二零零一年三月三十一日	219,807	3,126,941	155,846	73,470	3,576,064
根據以股代息計劃					
發行股份	(4,426)	–	–	–	(4,426)
以股代息產生之					
進賬(附註11)	–	–	–	8,708	8,708
股份發行費用	(535)	–	–	–	(535)
轉撥	–	–	(155,846)	155,846	–
年度虧損	–	–	–	(177,542)	(177,542)
已付股息(附註11)	–	–	–	(20,171)	(20,171)
於二零零二年三月三十一日	214,846	3,126,941	–	40,311	3,382,098

本集團之特別儲備乃附屬公司為本集團收購當日之股本面值及股份溢價與所發行作為收購代價之股本之面值兩者間之差額。

本集團及本公司之資本儲備乃股本重組時註銷股份溢價及繳足股本所產生之進賬。

本公司之實繳盈餘乃收購附屬公司之實際淨資產與本公司所發行作為收購代價之股本之面值兩者間之差額。於本年內，實繳盈餘已轉撥至滾存溢利以供日後分派。

根據百慕達一九八一年公司法，本公司之實繳盈餘可供分派。然而，本公司不得自實繳盈餘宣派或派付股息或作出分派，倘：

(a) 本公司現時或於支付後，未能償還其到期負債；或

(b) 本公司資產可變現值將較其負債及其已發行股本及股份溢價賬之總額為少。

根據本公司與一家銀行訂立之承諾書，在有任何款項根據本公司若干附屬公司與該銀行訂立之貸款協議(本公司已就有關協議向銀行作擔保)仍未償還之情況下，本公司不得削減、分派或動用資本儲備，包括將款項自資本儲備轉撥實繳盈餘。

34. 購股權

於二零零二年三月三十一日，根據本公司之購股權計劃可認購股份之尚未行使購股權如下：

授出日期	每股行使價	因行使購股權而須發行之股份數目
	港元	
一九九八年十二月十八日	0.6048	38,349,206
一九九九年十二月十七日	0.5552	16,100,000
		54,449,206

以上尚未行使之購股權可於接納日期滿六個月後之三年內隨時行使。

年內，並無購股權獲授出或行使。

35. 儲備

	股份溢價	特別儲備	資本儲備	滙兌儲備	商譽儲備	滾存溢利（虧損）	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團							
於二零零零年四月一日							
原先呈列	221,338	124,933	3,126,941	(159,048)	(841,501)	350,194	2,822,857
前一期間調整（附註2）	–	–	–	–	841,501	(424,953)	416,548
經重列	221,338	124,933	3,126,941	(159,048)	–	(74,759)	3,239,405
海外業務換算之滙兌差額	–	–	–	(119,529)	–	–	(119,529)
根據以股代息計劃發行股份	(1,238)	–	–	–	–	–	(1,238)
以股代息產生之進賬（附註11）	–	–	–	–	–	4,560	4,560
股份發行費用	(293)	–	–	–	–	–	(293)
出售及攤薄附屬公司權益時變現	–	–	–	86,841	–	–	86,841
年度虧損	–	–	–	–	–	(454,440)	(454,440)
已付股息（附註11）	–	–	–	–	–	(19,653)	(19,653)
於二零零一年三月三十一日	219,807	124,933	3,126,941	(191,736)	–	(544,292)	2,735,653
海外業務換算之滙兌差額	–	–	–	79,793	–	–	79,793
根據以股代息計劃發行股份	(4,426)	–	–	–	–	–	(4,426)
以股代息產生之進賬（附註11）	–	–	–	–	–	8,708	8,708
股份發行費用	(535)	–	–	–	–	–	(535)
攤薄聯營公司權益時變現	–	–	–	21,630	–	–	21,630
年度溢利	–	–	–	–	–	70,703	70,703
已付股息（附註11）	–	–	–	–	–	(20,171)	(20,171)
於二零零二年三月三十一日	214,846	124,933	3,126,941	(90,313)	–	(485,052)	2,891,355

本集團之滾存虧損包括本集團之聯營公司及共同控制機構分別保留約42,331,000港元（二零零一年：20,061,000港元）及2,827,000港元（二零零一年：280,000港元）之滾存溢利。

於結算日，賬目未予確認而可能產生之遞延税項資產(負債)主要包括下列各項：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
下列時差項目之税務影響：		
扣税之數額與折舊數額之差額	(11,299)	(5,306)
就課税計算之預付數額	(24)	(250)
在會計與課税上確認工程收入之方法不同	(2,155)	914
未動用税務虧損	43,834	42,864
	30,356	38,222

可能產生之遞延税項淨資產於賬目中未予確認，因於可預見之未來此資產之變現未能確定。

本公司於結算日並無未撥備之重大遞延税項。

32. 股本

	股份數目	價值
		千港元
每股面值0.10港元普通股：		
法定：		
於二零零零年四月一日、二零零一年三月三十一日及二零零二年三月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零零年四月一日	980,115,103	98,011
根據以股代息計劃發行新股	12,373,289	1,238
於二零零一年三月三十一日	992,488,392	99,249
根據以股代息計劃發行新股	44,256,532	4,426
於二零零二年三月三十一日	1,036,744,924	103,675

根據本公司於二零零一年七月十四日及二零零一年十二月十七日公佈之以股代息計劃，本公司分別發行32,113,356股及12,143,176股每股面值0.10港元之本公司新股予選擇收取股份，以代替截至二零零一年三月三十一日止年度之末期股息及截至二零零二年三月三十一日止年度之中期股息之股東。代息股份不能享有截至二零零一年三月三十一日止年度之末期股息及截至二零零二年三月三十一日止年度之中期股息。

33. 認股權證

	所認購之股份數目	總認購額
		千港元
二零零三年認股權證		
認購價每股0.40港元之認股權證：		
年內發行之紅利認股權證及於二零零二年三月三十一日之已發行餘額	204,920,349	81,968

於年內，本公司向於二零零二年二月八日名列股東名冊之股東發行204,920,349份紅利認股權證，比例為當時每持有五股本公司股份可獲發一份認股權證。二零零三年認股權證之持有人可於二零零二年三月一日起至二零零三年八月二十九日(包括該日)止任何時間按初步認購價每股0.40港元(可予調整)認購本公司每股面值0.10港元之股最多81,968,140港元。

31. 遞延稅項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
承前結存	42,358	216,852	—	370
滙兑調整	—	(35,080)	—	—
出售附屬公司	—	(99,704)	—	—
年內撥回	(6,474)	(39,710)	—	(370)
結轉結存	35,884	42,358	—	—

於結算日，遞延税項負債(資產)準備主要包括下列各項：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
下列時差項目之税務影響：				
扣税之數額超過折舊數額	28,425	35,515	—	—
就課税計算之預付數額	4,091	2,867	—	—
在會計與課税上確認工程收入之方法不同	5,187	16,469	—	—
未動用税務虧損	(1,819)	(12,008)	—	—
其他	—	(485)	—	—
	35,884	42,358	—	—

本年度未確認之撥回(應計)遞延税項主要包括下列各項：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
下列時差項目之税務影響：		
扣税之數額與折舊數額之差額	(5,993)	(4,770)
就課税計算之預付數額	226	332
在會計與課税上確認工程收入之方法不同	(3,069)	8,750
已產生之税務虧損	970	10,291
	(7,866)	14,603

27. 財務租約承擔

	最低租約款項		最低租約款項現值	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
本集團				
一年內到期之財務租約應付款項	–	6,763	–	6,450
減：未來財務費用	–	(313)	–	–
財務租約現值	–	6,450	–	6,450

28. 銀行借款

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
銀行借款包括：				
按揭貸款	816,328	264,335	–	–
銀行貸款	391,725	124,562	10,000	–
信託收據貸款	7,037	1,490	5,743	–
銀行透支	80,759	2,224	1,995	–
	1,295,849	392,611	17,738	–
分為：				
有抵押	1,168,053	388,897	–	–
無抵押	127,796	3,714	17,738	–
	1,295,849	392,611	17,738	–
銀行借款償還期如下：				
一年內或按通知	468,267	54,341	17,738	–
超過一年，但不超過兩年	104,101	324,895	–	–
超過兩年，但不超過五年	459,521	11,197	–	–
超過五年	263,960	2,178	–	–
	1,295,849	392,611	17,738	–
減：一年內到期或按通知及列作流動負債之款項	(468,267)	(54,341)	(17,738)	–
一年後到期之款項	827,582	338,270	–	–

29. 其他貸款

有關款項乃指按7.5厘年利率計息之有抵押應付票據，並已於年內全數償還。

30. 可換股票據

可換股可贖回票據以酒店物業之第一按揭及本集團若干附屬公司之股份作為抵押。該票據於其發行日期至二零零零年九月三十日期間不計利息，其後每年按6厘計算。年內並無換股權利獲行使，而有關款項已按面值全數贖回。

22. 應收賬款、訂金及預付款項

本集團合約承包業務之信貸期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收貿易賬款按月支付，而本集團就其他應收貿易賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項已計入約640,904,000港元（二零零一年：721,077,000港元）之應收貿易賬款，而其賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
90日內	590,357	636,065
90日至180日	14,520	24,277
超過180日	36,027	60,735
	640,904	721,077

23. 應收（應付）關連公司款項

該結餘指本公司應收（應付）本公司若干主要股東之附屬公司及聯營公司款項。除應收一間關連公司數額約25,054,000港元（二零零一年：144,285,000港元），並按香港優惠利率加3厘（二零零一年：2厘）計算之利息外，該數額並無抵押、無固定還款期，且免息。

24. 應收（應付）聯營公司款項及應付共同控制機構款項

該結餘並無抵押、免息及無固定還款期。

25. 無抵押應收貸款

該貸款並無抵押，須於一年內收取，並按下列利率計算利息：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
香港優惠利率加1厘	144,340	25,500
香港優惠利率加2厘	40,500	56,987
香港優惠利率加3厘	5,000	5,000
	189,840	87,487

26. 應付賬款及應計開支

應付賬款及應計開支已計入約514,356,000港元（二零零一年：537,037,000港元）之應付貿易賬款，而其賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
90日內	492,249	515,432
超過90日但於180日內	7,581	9,479
超過180日	14,526	12,126
	514,356	537,037

20. 其他長期投資

	本集團	
	二零零二年 千港元	二零零一年 千港元
非上市投資，按成本：		
香港	15,901	15,901
海外	388	325
	16,289	16,226

董事認為上述投資之價值最少與其賬面值相若。

21. 應收(應付)客戶合約工程款項

	本集團	
	二零零二年 千港元	二零零一年 千港元
於結算日之在建工程：		
現時已支出之工程費用	31,249,672	27,368,751
經確認溢利減經確認虧損	941,835	867,038
	32,191,507	28,235,789
減：進度付款	(32,430,004)	(28,672,690)
	(238,497)	(436,901)
來自：		
計入應收客戶合約工程款項	375,414	367,784
計入應付客戶合約工程款項	(613,911)	(804,685)
	(238,497)	(436,901)

於二零零二年三月三十一日，已計入應收賬款、訂金及預付款項內之合約工程客戶持有之保固金約為544,866,000港元(二零零一年：530,644,000港元)。已計入應付賬款及應計開支之已收客戶合約工程墊款約為7,346,000港元(二零零一年：無)。

19. **證券投資**

	投資證券		其他投資		總額	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
上市股本證券：						
香港	644,030	644,030	34,005	16,903	678,035	660,933
海外	22,823	24,285	–	–	22,823	24,285
非上市債務證券	–	–	100,000	100,000	100,000	100,000
	666,853	668,315	134,005	116,903	800,858	785,218
上市證券市值	64,045	112,939	34,005	16,903	98,050	129,842
就呈報目的而分析之賬面值：						
流動	7,824	–	134,005	16,903	141,829	16,903
非流動	659,029	668,315	–	100,000	659,029	768,315
	666,853	668,315	134,005	116,903	800,858	785,218

根據公司條例第129(2)條所披露，本集團於二零零二年三月三十一日所持之股本證券詳情如下：

公司名稱	註冊成立地點	投資類別	本集團所持已發行股本面值百份比
中策集團有限公司	香港	普通股	17.45%

董事認為上述投資之價值最少與其賬面值相若。

(b) 因收購聯營公司之溢價變動分析如下：

	本集團
	千港元
成本	
於二零零一年四月一日	297,438
收購聯營公司	100,195
攤薄權益撇銷	(56,664)
於二零零二年三月三十一日	340,969
攤銷	
於二零零一年四月一日	54,590
本年度準備	18,723
攤薄權益撇銷	(10,447)
於二零零二年三月三十一日	62,866
賬面淨值	
於二零零二年三月三十一日	278,103
於二零零一年三月三十一日	242,848

商譽採納之攤銷期為20年。

(c) 應收聯營公司款項為無抵押及按香港最優惠利率加1厘(二零零一年：1厘)計息。董事認為，應收聯營公司款項毋須於結算日起計十二個月內償還，故列為非流動。

本集團各主要聯營公司於二零零二年三月三十一日之詳情載列於附註47。

本集團攤佔一間聯營公司因合約而產生之虧損約123,735,000港元(二零零一年：125,701,000港元)，可根據聯營公司的一位前度股東提供之擔保而悉數收回，故並未列入本集團賬目內。本集團於年內向該名前股東採取法律行動，追討上述虧損連同有關之利息及其他支出。董事於聽取法律意見後，相信訴訟成功機會頗大，應可向該名前股東全數收回虧損數額。

18. 共同控制機構權益

	本集團	
	二零零二年	二零零一年
	千港元	千港元
攤佔淨資產	2,823	276
應收共同控制機構款項	5,000	–
	7,823	276

應收共同控制機構款項為免息及無抵押。董事認為，有關款項毋須於結算日起計十二個月內償還，故列為非流動。

本集團各共同控制機構於二零零二年三月三十一日之詳情載列於附註47。

17. 聯營公司權益

	本集團	
	二零零二年	二零零一年
	千港元	千港元 (經重列)
攤佔淨資產：		
海外上市投資(下文附註(a))	495,691	392,999
非上市投資	10,723	29,361
收購聯營公司所致溢價(下文附註(b))	278,103	242,848
	784,517	665,208
應收聯營公司款項(下文附註(c))	64,035	37,697
	848,552	702,905
上市投資市值	1,300,600	567,100

附註：

(a) 於二零零一年二月，本公司之前附屬公司Downer EDI Limited(「Downer」)成為本集團之主要聯營公司。Downer乃一家澳洲上市公司，並財政年結日為六月三十日。於二零零一年三月三十一日之綜合資產負債表，本集團於聯營公司之權益包括本集團攤佔Downer之資產淨值(根據截至二零零一年三月三十一日之賬目編製)。由二零零一年四月一日起，本集團於採用股權法時僅可查閱及採用Downer已刊發之財務資料。因此，於二零零二年三月三十一日攤佔Downer之權益乃根據Downer於二零零一年十二月三十一日之資產淨值及由二零零一年四月一日至二零零一年十二月三十一日之業績。

以下詳情乃摘錄自本集團之重要聯營公司Downer截至二零零一年十二月三十一日止六個月期間之已刊發財務資料摘要：

	千港元
期內業績：	
日常業務收入	5,145,763
除税前日常業務溢利	129,025
除税後日常業務溢利	84,285
財務狀況：	
非流動資產	3,789,308
流動資產	3,300,160
流動負債	(1,860,501)
非流動負債	(2,393,676)
優先股本	(251,613)

15. 商譽

	本集團	
	二零零二年	二零零一年
	千港元	千港元 (經重列)
成本值		
承前結存	385,531	841,501
收購附屬公司	—	84,862
出售及攤薄附屬公司權益後撇銷	—	(540,832)
結轉結存	385,531	385,531
攤銷及折舊		
承前結存	364,784	434,754
本年度準備	2,305	29,346
出售及攤薄附屬公司權益後撇銷	—	(99,316)
結轉結存	367,089	364,784
賬面淨值		
結轉結存	18,442	20,747

商譽所採納之攤銷期為20年。

16. 附屬公司權益

	本公司	
	二零零二年	二零零一年
	千港元	千港元
非上市股份	212,921	212,921
貸款予附屬公司	160,900	166,500
應收附屬公司款項	3,587,249	3,757,912
	3,961,070	4,137,333
減：已確認減值虧損	(457,468)	—
	3,503,602	4,137,333

非上市股份按賬面值列值，而此乃按本公司根據一九九三年集團重組成為本集團控股公司之日，本集團應佔附屬公司實際淨資產之賬面值計算。

董事認為，借予附屬公司之貸款及應收附屬公司款項毋須於結算日起計十二個月內償還，故列為非流動。

並無附屬公司於年終或年內任何時間擁有任何尚未償還之資本貸款。

本公司各主要附屬公司於二零零二年三月三十一日之詳情載列於附註47。

於二零零二年三月三十一日，董事審閱附屬公司權益之賬面值，預期若干虧蝕之附屬公司不會於其日後業務中帶來收入。因此，經參考有關附屬公司之有關資產負債售價淨額而估計之減值虧損約457,468,000港元(即附屬公司權益之賬面值超過其可收回款額)，乃於本年度收益表中確認。

14. 物業、機械及設備

	酒店物業	土地及樓宇	設備及機械	汽車及遊艇	傢具及裝置	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
成本						
於二零零一年四月一日	560,000	277,441	479,143	69,424	166,579	1,552,587
添置	–	–	6,874	854	24,520	32,248
出售	–	–	(20,081)	(8,424)	(2,687)	(31,192)
減值虧損撥回	45,000	–	–	–	–	45,000
於二零零二年三月三十一日	605,000	277,441	465,936	61,854	188,412	1,598,643
折舊及攤銷						
於二零零一年四月一日	–	23,717	250,774	33,419	44,405	352,315
本年度準備	–	5,353	44,352	6,587	26,739	83,031
出售後撇銷	–	–	(9,785)	(5,937)	(1,596)	(17,318)
於二零零二年三月三十一日	–	29,070	285,341	34,069	69,548	418,028
賬面淨值						
於二零零二年三月三十一日	605,000	248,371	180,595	27,785	118,864	1,180,615
於二零零一年三月三十一日	560,000	253,724	228,369	36,005	122,174	1,200,272

本集團所持之酒店物業、土地及樓宇於結算日之賬面淨值包括：

	二零零二年	二零零一年
	千港元	千港元
長期租賃物業於：		
香港	605,000	560,000
中國	1,680	1,714
中期租賃物業於：		
香港	246,068	251,369
中國	623	641
	853,371	813,724

二零零一年三月三十一日，本集團之物業、機械及設備賬面淨值包括按財務租約及持有之資產總額約為35,841,000港元。

於二零零二年三月三十一日，董事根據酒店物業之現金流量並按當時之利率貼現，估計其可收回款額超出其賬面值。因此，減值虧損約45,000,000港元已撥回本年度之綜合收益表。

13. 投資物業

	本集團	
	二零零二年	二零零一年
	千港元	千港元
估值		
承前結存	585,130	598,130
轉撥自待轉售發展中物業	85,000	–
其他增添	36,900	–
重估產生之虧絀	(31,130)	(13,000)
結轉結存	675,900	585,130

本集團之投資物業乃根據營業租約持作出租用途。該等物業已於二零零二年三月三十一日由獨立專業估值師RHL Appraisal Ltd. 按公開市值基準重估。投資物業之估值約為675,900,000港元（二零零一年：585,130,000港元），因重估該等物業產生之虧絀約31,130,000港元（二零零一年：13,000,000港元）已從收益表扣除。

本集團持有之投資物業於結算日之賬面值如下：

	二零零二年	二零零一年
	千港元	千港元
長期租約物業：		
香港	85,000	–
中國	3,900	6,130
中期租約物業：		
香港	525,000	539,000
中國	62,000	40,000
	675,900	585,130

12. 每股盈利（虧損）

本年度每股基本及攤薄盈利（虧損）乃根據以下數據計算：

	二零零二年 千港元	二零零一年 千港元 （經重列）
盈利（虧損）：		
計算每股基本盈利（虧損）之盈利（虧損）	70,703	(454,440)
潛在攤薄普通股之效應：		
基於附屬公司每股盈利攤薄之攤佔附屬公司業績調整	–	(7,866)
基於聯營公司每股盈利攤薄之攤佔聯營公司業績調整	(2,892)	–
計算每股攤薄盈利（虧損）之盈利（虧損）	67,811	(462,306)
股份數目：		
計算每股基本盈利（虧損）之普通股加權平均數	1,002,323,116	981,793,807

於截至二零零二年三月三十一日止年度。本公司購股權、認股權證及有抵押可換股可贖回票據之行使價高於年內每股股份之平均價，故在計算每股攤薄溢利時乃假設其未被行使。

於截至二零零一年三月三十一日止年度，本公司購股權、認股權證、有抵押可換股可贖回票據及可換股債券倘獲行使會導致持續營運之每股淨虧損下降，故在計算每股攤薄虧損時乃假設其未被行使。

因上文附註2載列之會計政策變動產生對截至二零零一年三月三十一日止年度每股基本及攤薄虧損之調整如下：

	基本 港元	攤薄 港元
每股虧損：		
原先呈列	(0.479)	(0.487)
因採納新增／經修訂會計實務準則產生之調整	0.016	0.016
經重列	(0.463)	(0.471)

10. 稅項

	二零零二年 千港元	二零零一年 千港元
稅項支出包括：		
香港利得稅		
本年度	7,721	58,756
過往年度(超額準備)準備不足	(638)	30
	7,083	58,786
海外稅項	4,390	25,586
攤佔聯營公司業績之稅項	42,924	5,278
攤佔共同控制機構業績之稅項	12	13
	54,409	89,663
遞延稅項	(6,474)	(39,710)
	47,935	49,953

香港利得稅乃根據本年度源自香港之估計應課稅溢利按稅率16%(二零零一年：16%)計算。

海外稅項根據有關司法權區之適用稅率計算。

遞延稅項之詳情載列於附註31。

11. 股息

	二零零二年 千港元	二零零一年 千港元 (經重列)
已付二零零二年中期股息－每股1.0仙 (二零零一年：每股1.0仙)	10,246	9,801
擬派二零零二年末期股息－每股1.0仙 (二零零一年：每股1.0仙)	10,367	9,925
	20,613	19,726
已付二零零一年末期股息－每股1.0仙 (二零零零年：每股1.0仙)	9,925	9,852

截至二零零一年三月三十一日止年度末期股息及截至二零零二年三月三十一日止年度中期股息中約5,674,000港元及3,034,000港元，分別根據本公司於二零零一年七月十四日及二零零一年十二月十七日所公佈之以股代息計劃支付。此數額已於年內撥入滾存溢利*(附註35)*。

截至二零零二年三月三十一日止年度建議之以股代息連同現金選擇權之末期股息之數額乃參照本報告書刊發之日已發行股份1,036,744,924股計算。根據會計實務準則第9號(經修訂)，於本年度及過往年度結算日後建議派發之末期股息於賬目中不會確認為負債。

9. 董事及僱員酬金

本年度董事及五位最高薪人員酬金如下：

(a) 董事酬金

	二零零二年 千港元	二零零一年 千港元
袍金：		
執行董事	43	40
非執行董事	47	60
	90	100
其他酬金：		
執行董事		
薪酬及其他福利	18,705	17,619
非固定獎金	—	9,000
退休福利計劃供款	882	882
非執行董事		
薪酬及其他福利	1,000	1,000
	20,587	28,501
	20,677	28,601

上述數額包括付予獨立非執行董事之董事袍金20,000港元（二零零一年：20,000港元）及其他酬金1,000,000港元（二零零一年：1,000,000港元）。

董事酬金級別如下：

	董事人數	
	二零零二年	二零零一年
零港元至1,000,000港元	7	6
4,000,001 港元至4,500,000港元	1	—
4,500,001 港元至5,000,000港元	2	—
6,000,001 港元至6,500,000港元	1	1
6,500,001 港元至7,000,000港元	—	1
7,000,001 港元至7,500,000港元	—	2

(b) 僱員酬金

本集團於本年度五位最高薪人員中包括四位（二零零一年：四位）董事，其酬金詳情已載列於上文(a)段。另一位（二零零一年：一位）人員之酬金詳情如下：

	二零零二年 千港元	二零零一年 千港元
薪酬及其他福利	2,428	2,492
非固定獎金	—	3,000
退休福利計劃供款	115	—
	2,543	5,492

年內，本集團並無向五位最高薪人員（包括董事）支付酬金以作為加入本集團或於加入本集團時之獎勵，或作為離職補償。此外，年內概無任何董事免除任何酬金。

6. **融資成本**

	二零零二年 千港元	二零零一年 千港元
借款成本：		
可換股債券之遞延開支攤銷	–	4,409
須於五年內全數償還之銀行借款	26,703	49,197
毋須於五年內全數償還之銀行借款	15,793	58,290
可換股債券，包括於最後贖回可換股債券時應付之溢價攤銷	–	45,467
可換股票據	1,275	26,833
財務租約承擔	265	15,734
其他	3,273	20,922
	47,309	220,852
減：就所持發展中物業、待轉售發展中物業及在建合約工程撥作資本之數額	(9,008)	(9,202)
	38,301	211,650

7. **投資收入(開支)淨額**

	二零零二年 千港元	二零零一年 千港元
贖回債務證券之溢價攤銷	–	6,396
重估投資物業之虧絀	(31,130)	(13,000)
股息收入：		
上市證券	–	2,987
非上市證券	–	24
出售溢利(虧損)：		
非上市投資證券	–	21,354
非上市短期投資	(22,000)	–
其他上市投資	4,795	(155,771)
就投資證券已確認之減值虧損：		
非上市	(1,000)	–
上市	(1,462)	–
利息收入	38,312	137,996
有牌價其他投資之已變現及未變現之虧損淨額	(1,760)	(18,728)
撥回減值虧損：		
酒店物業	45,000	–
待售發展中物業	8,829	–
	39,584	(18,742)

8. **出售及攤薄附屬公司及聯營公司權益所致虧損**

	二零零二年 千港元	二零零一年 千港元 (經重列)
出售及攤薄附屬公司權益之虧損	–	(289,190)
攤薄聯營公司權益之虧損	(6,688)	–
	(6,688)	(289,190)

5. 經營溢利

	二零零二年 千港元	二零零一年 千港元
經營溢利已扣除：		
商譽攤銷（列入行政開支）	2,305	29,346
核數師酬金	2,138	6,503
物業、機械及設備折舊及攤銷（下文附註(a)）	78,932	347,575
出售物業、機械及設備之虧損	8,768	2,269
營業租約租金：		
樓宇	5,788	24,140
機械及設備	9,206	84,321
員工支出（下文附註(b)）	137,284	1,146,456
並已計入：		
營業租約之租金收入：		
樓宇，已扣除支銷13,437,000港元（二零零一年：12,871,000港元）	23,925	21,470
機械及設備	1,454	941

附註：

	二零零二年 千港元	二零零一年 千港元
(a) 物業、機械及設備之折舊及攤銷：		
自置資產	76,321	320,327
根據財務租約持有之資產	6,710	31,777
	83,031	352,104
減：撥作在建合約工程資本之數額	(4,099)	(4,529)
	78,932	347,575

	二零零二年 千港元	二零零一年 千港元
(b) 員工支出：		
董事酬金：		
袍金	90	100
其他酬金	20,587	28,501
	20,677	28,601
其他員工支出：		
薪酬及津貼	473,714	1,569,152
退休福利計劃供款，減除沒收供款約6,203,000港元（二零零一年：3,238,000港元）	9,947	43,377
	504,338	1,641,130
減：撥作在建合約工程資本之數額	(367,054)	(494,674)
	137,284	1,146,456

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	建築材料 千港元	工程及基建服務 千港元	酒店及餐飲 千港元	物業租賃 千港元	銷售物業 千港元	其他 千港元	綜合 千港元
資產負債表										
資產										
分部資產	1,313,816	730,677	386,604	196,786	–	625,069	662,468	239,743	–	4,155,163
聯營公司權益	42,442	(1,469)	–	2,746	635,846	–	–	–	23,340	702,905
共同控制機構權益	–	276	–	–	–	–	–	–	–	276
未能分配企業資產										1,318,534
資產總額										6,176,878
負債										
分部負債	1,112,939	677,835	112,471	43,932	–	78,903	15,674	42,613	–	2,084,367
未能分配企業負債										1,242,447
負債總額										3,326,814
其他資料										
資本增添	6,298	4,529	15,210	6,525	327,512	58,731	1,772	50,429	10,379	481,385
商譽攤銷	2,305	–	–	–	27,041	–	–	–	–	29,346
重估投資物業產生之虧絀	–	–	–	–	–	–	13,000	–	–	13,000
物業、機械及設備之折舊及攤銷	22,476	5,744	18,922	5,172	278,912	2,157	8,678	–	5,514	347,575

地區分部

本集團之業務位於中華人民共和國(香港除外)(「中國」)、香港，以及太平洋地區及東南亞。

下表按地區市場劃分(不論商品／服務來源地)提供本集團營業額及溢利(虧損)之分析：

	營業額		經營溢利(虧損)	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
香港	5,262,554	6,329,493	25,623	7,098
中國	81,256	25,682	(7,435)	(18,288)
太平洋地區及東南亞	–	4,448,080	–	202,366
	5,343,810	10,803,255	18,188	191,176

以下為按資產分配至所在地區劃分，對分部資產及資本增添之分析：

	分部資產賬面值		資本增添	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
香港	5,225,775	5,399,101	24,907	148,942
中國	134,551	96,065	44,241	4,931
太平洋地區及東南亞	832,673	681,712	–	327,512
	6,192,999	6,176,878	69,148	481,385

截至二零零一年三月三十一日止年度之業務分部資料呈列如下：

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	建築材料 千港元	工程及基建服務 千港元	酒店及餐飲 千港元	物業租賃 千港元	銷售物業 千港元	對銷 千港元	綜合 千港元
營業額										
對外銷售	4,301,679	1,675,977	755,127	50,754	3,904,039	5,033	47,572	63,074	–	10,803,255
分部之間銷售	134,884	2,663	182,209	108,375	–	–	24,765	–	(452,896)	–
	4,436,563	1,678,640	937,336	159,129	3,904,039	5,033	72,337	63,074	(452,896)	10,803,255
攤佔聯營公司及共同控制機構	54,918	127,190	–	1,964	94,373	–	–	–	–	278,445
總計	4,491,481	1,805,830	937,336	161,093	3,998,412	5,033	72,337	63,074	(452,896)	11,081,700
業績										
分部業績	216,491	(232,276)	363	(15,592)	178,467	(14,197)	23,153	34,767		191,176
融資成本										(211,650)
投資開支淨額										(18,742)
出售及攤薄附屬公司虧損										(289,190)
攤佔聯營公司業績	1,586	7,518	–	(887)	6,752	–	–	–		14,969
攤佔共同控制機構業績	–	293	–	–	–	–	–	–		293
除稅前虧損										(313,144)
稅項										(49,953)
未計少數股東權益前虧損										(363,097)
少數股東權益										(91,343)
年度虧損										(454,440)

分部之間之銷售額乃按市價收取或（倘並無可參考之市價）按雙方釐定及同意之條款收取。

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	建築材料 千港元	工程及基建服務 千港元	酒店及餐飲 千港元	物業租賃 千港元	銷售物業 千港元	其他 千港元	綜合 千港元
資產負債表										
資產										
分部資產	1,494,521	707,593	354,230	78,857	–	675,450	717,670	9,874	–	4,038,195
聯營公司權益	58,043	1,526	–	3,519	773,794	–	–	–	11,670	848,552
共同控制機構權益	–	7,823	–	–	–	–	–	–	–	7,823
未能分配企業資產										1,298,429
資產總額										6,192,999
負債										
分部負債	960,621	628,893	182,572	26,993	–	9,552	13,024	9,231	–	1,830,886
未能分配企業負債										1,351,419
負債總額										3,182,305
其他資料										
資本增添	1,941	1,289	1,930	8,745	–	14,163	38,118	–	2,962	69,148
商譽攤銷	2,305	–	–	–	–	–	–	–	–	2,305
重估投資物業產生之虧絀	–	–	–	–	–	–	31,130	–	–	31,130
物業、機械及設備之折舊及攤銷	18,069	6,594	19,272	5,670	–	14,602	8,633	–	6,092	78,932
物業權益減值虧損撥回	–	–	–	–	–	45,000	8,829	–	–	53,829
非上市投資證券減值虧損	–	–	–	–	–	–	–	–	1,000	1,000
上市投資證券減值虧損	–	–	–	–	–	–	–	–	1,462	1,462

外幣

以外幣結算之交易均按交易日之滙率折算，而以外幣結算之貨幣資產及負債則按結算日之滙率折算。滙兑盈虧概撥入收益表中處理。

在綜合賬目時，以外幣結算之業務賬目概按結算日之滙率折算。一切滙兑差額概撥入儲備中處理。

4. 業務及地區分部

業務分部

就管理而言，本集團之業務分為八個經營部門，分別為樓宇建築工程、土木工程、專項工程、建築材料、工程及基建服務、酒店及餐飲、物業租賃及銷售物業。此等部門為本集團報告其主要分部資料之基準。

董事認為，包括應佔聯營公司及共同控制機構之營業額可更清晰顯示本集團之業務狀況。

截至二零零二年三月三十一日止年度之業務分部資料呈列如下：

	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	酒店及餐飲	物業租賃	銷售物業	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額										
對外銷售	3,116,878	1,329,728	586,850	25,389	–	68,563	49,030	167,372	–	5,343,810
分部之間銷售	49,240	1,564	67,173	45,765	–	–	23,679	–	(187,421)	–
	3,166,118	1,331,292	654,023	71,154	–	68,563	72,709	167,372	(187,421)	5,343,810
攤佔聯營公司及共同控制機構	55,862	341,737	–	3,862	3,064,498	–	–	–	–	3,465,959
總計	3,221,980	1,673,029	654,023	75,016	3,064,498	68,563	72,709	167,372	(187,421)	8,809,769
業績										
分部業績	7,756	19,210	(25,079)	(20,394)	–	(13,607)	21,994	28,308		18,188
融資成本										(38,301)
投資收入淨額										39,584
攤薄聯營公司權益虧損										(6,688)
攤佔聯營公司業績	3,368	694	–	1,509	110,000	–	–	–		115,571
攤佔共同控制機構業績	–	8,559	–	–	–	–	–	–		8,559
聯營公司權益減值虧損										(11,670)
除税前溢利										125,243
税項										(47,935)
未計少數股東權益前溢利										77,308
少數股東權益										(6,605)
年度溢利										70,703

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方釐定及同意之條款收取。

根據財務租約而持有之資產

凡其租約條款規定將有關資產擁有權之絕大部份風險及報酬大部份轉移至本集團之資產，均列為財務租約。根據財務租約持有之資產概按收購日期之公平值撥作資本。對出租人有關付款責任在扣除利息開支後，已計入資產負債表內作為財務租約。融資成本為承擔總額與訂立財務租約時之未償還本金額之差額，乃按個別租約之年期，於每個會計期間就承擔之餘額撥出一項固定比率之定期開支自收益表中扣除。

所有其他租約均列為營業租約，而應付之租金則按有關租約年期以直線法自收益表中扣除。

營業額

營業額指年內經核實之合約總值以及本集團就其合約工程提供項目管理服務而收取及應收取之款項總額、酒店營運帶來之收益、物業租金及有關收入以及因出售物業而已收及應收之總收益。

收入確認

來自固定價格工程合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

發展完成前預售物業之收入，由簽訂有約束力之銷售協議至發展完成之期間，按完工百份比(根據年內經核實合約價值計算)確認。如買方未能於完成時支付買價餘額而本集團行使其轉售物業之權利，則於完成前收取之銷售訂金可予沒收。遭沒收銷售訂金與確認至沒收日期止之溢利間之多出或不足款額，會撥入收益表或自收益表扣除。

酒店服務收入在提供服務時確認。

投資股息收入於股東收取股息之權利確立時入賬。

利息收入按時間比例以尚未償還之本金額及適用之利率入賬。

營業租約租金收入按有關租約年期以直線法入賬。

將借貸成本撥作資本

與符合以下條件之資產(需一段頗長時間方可提供作擬定用途或銷售之資產)之收購、建築或生產直接有關之借貸成本，乃撥作該等資產之部份成本。於資產大致上可供作擬定用途或銷售後，該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

退休福利計劃

本集團本年度之已界定供款退休福利計劃之供款數額已於收益表扣除。

稅項

稅項之支出乃根據本年度業績就毋須課稅或不可扣除之項目作出調整而計算。時差乃由於在計算稅項時確認若干收入及支出之期間與該等項目列入賬目賬項之期間有所不同而產生。因時差產生之稅務影響以負債方式於賬目中確認為遞延稅項，惟只限於確認在可見將來可能實現之負債或資產。

共同控制機構權益

共同控制機構指以合資安排另行成立之獨立機構，其每名合資方於該等機構均擁有權益。

本集團於共同控制機構之權益乃按本集團佔有關共同控制機構之資產淨值減已識別之任何減值虧損列入綜合資產負債表。本集團所佔共同控制機構收購後業績列入綜合收益表。

減值

於每一結算日，本集團審閱其有形及無形資產之賬面值，以便確定是否有任可跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值，則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回，則該項資產之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

證券投資

證券投資於交易日確認，初步以成本計值。

除持有至到期債務證券以外之投資均列為投資證券及其他投資。

投資證券指長期持有作策略性投資之證券，按其於結算日後之呈報日期之成本減非短暫虧損列賬。

其他投資按公平值列賬，而未變現盈虧則計入年度損益淨額。

其他長期投資

其他長期投資按成本減非短暫虧損準備列賬。

工程合約

倘工程合約之結果可確實地予以估計，則工程費用參考合約於結算日之完成階段(與工程收入之基準相同)確認為開支。倘工程合約之結果不可確實地予以估計，則工程費用在產生之期間確認為開支。倘管理層估計有可預見虧損，則會為此提撥準備。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款，則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損，則盈餘以應付客戶合約工程款項呈示。

可換股債券

可換股債券以獨立項目披露，並除換股實際進行外被視作負債。計算有關可換股債券於收益表確認之融資成本(包括最後贖回可換股債券時應付之溢價)，乃就各會計期間可換股債券之尚未償還結餘訂出固定之定期回報率。

發行可換股債券產生之有關成本，按由債券發行之日至其最後贖回日期之可換股債券有效年期以直線法遞延及攤銷。倘任何債券於最後贖回日期前換股、贖回或購回及註銷，則任何尚未攤銷剩餘成本之有關部份，將隨即撥入收益表內。

投資物業

投資物業為因其投資潛質而持有之已落成物業，任何租金收入均按公平原則磋商釐定。投資物業按結算日根據獨立專業估值之公開市值入賬。除非有關租約之剩餘年期(包括可續年期)為二十年或以下，投資物業並無折舊撥備。

因投資物業重估而產生之任何盈餘或虧絀計入投資物業重估儲備或從該儲備中扣除，惟倘若該儲備不足以備足有關虧絀，則虧絀超逾物業重估儲備結餘之數額從收益表中扣除。若過往已於收益表中扣除虧絀，而其後產生重估盈餘，則此項盈餘乃計入收益表以對銷過往已扣除之虧絀。於出售投資物業時，該物業應佔之投資物業重估儲備結餘轉撥往收益表。

物業、機械及設備

物業、機械及設備(酒店物業及永久業權土地除外)按成本減折舊及攤銷及任何已識別減值虧損列賬。

酒店物業按成本列賬，而租期逾二十年之酒店物業不作折舊撥備。本集團一般會將物業一直維持於良好之維修保養狀況，故董事認為因其高剩餘價值而無須折舊撥備，有關之維修開支於開支出現年度之收益表中處理。

永久業權土地不予攤銷。租約土地之成本按有關租約剩餘年期以直線法攤銷。

樓宇成本乃按有關租約剩餘年期或五十年(以較短之期間為準)以直線法撇銷。

其他資產按其估計可使用年期以直線法撇銷其成本，年率由10%至33$^1/_3$%不等。

凡按財務租約持有之資產，乃按其估計可使用年期或有關租約年期(以較短之期間為準)計算折舊，年率與本集團自置資產相同。

當資產出售或廢置時，其出售所得款項與賬面值之差額即為出售而產生之損益，並列入收益表。

待轉售物業及待轉售發展中物業

待轉售之發展中物業乃歸納為流動資產，並按成本及可變現淨值兩者之較低者列賬。成本包括收購成本、撥作資本之借貸成本及其他與該物業有關之直接成本。可變現淨值乃參考管理層根據市場現況估計之售價，減以推廣及出售之一切估計費用而釐訂。

附屬公司投資

於附屬公司之投資按成本減任何已確認之虧損準備計入本公司之資產負債表。

聯營公司權益

綜合收益表包括本集團佔聯營公司收購後之年度業績。在綜合資產負債表中，聯營公司權益按本集團攤佔聯營公司之淨資產另加於收購產生且至今並未撇銷或攤銷或轉撥至收入之溢價減已識別之任何減值虧損列賬。

此等會計政策變動對在二零零零年四月一日之商譽儲備及累計溢利（虧損）之影響概列如下：

	本集團			本公司
	商譽儲備	累計溢利（虧損）	總計	累計溢利
	千港元	千港元	千港元	千港元
重列先前與儲備對銷之商譽為資產，並追溯確認累計攤銷及過往減值虧損	841,501	(466,565)	374,936	—
於計算出售及攤薄附屬公司權益之收益／虧損時剔除先前攤銷之商譽	—	31,811	31,811	—
毋須確認建議派發股息為負債	—	9,801	9,801	9,801
	841,501	(424,953)	416,548	9,801

於追溯過往年度確認之商譽減值虧損總額約258,786,000港元，乃涉及若干附屬公司及一家聯營公司，其主要業務分別於香港製造及買賣混凝土產品、樓宇及土木工程，以及升降機及自動電梯安裝及維修。減值虧損乃指賬面值超出其可收回款額之數額，其中收回數額以附屬公司及聯營公司之現金流量經有關財政年度結束時之利率貼現而估計。

此等會計政策變動對本年度及前一年度之業績影響概列如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
商譽攤銷	(2,305)	(29,346)
攤佔聯營公司商譽攤銷	(18,723)	—
於計算出售及攤薄附屬公司及聯營公司權益之收益／虧損時剔除先前攤銷之商譽	10,447	44,726
	(10,581)	15,380

3. 主要會計準則

本賬目乃根據歷史成本（已就投資物業及證券投資之重估作出修訂）編製，並採用香港普遍接納之會計準則，其中主要之會計準則載列如下：

綜合基準

綜合賬目包括本公司及其附屬公司截至每年三月三十一日之賬目。

年內收購或出售附屬公司、聯營公司及共同控制機構之業績乃由實際收購日期起或至實際出售日期止（視情況而定）計入綜合收益表中。

所有集團內公司間之主要交易及結餘在綜合賬目內均予以撇除。

賬目附註

截至二零零二年三月三十一日止年度

1. **概述**

本公司在百慕達註冊成立為受豁免有限公司，其股份及認股權證在香港聯合交易所有限公司（「香港聯交所」）上市。

本公司為一間投資控股公司，各主要附屬公司、聯營公司及共同控制機構業務之詳情載列於附註47。

2. **採納會計實務準則**

於本年度內，本集團首次採納由香港會計師公會頒佈之多項新增及經修訂會計實務準則（「會計實務準則」）。採納此等會計實務準則導致本集團之會計政策出現多項變動。此外，此等賬目已採納有關之新增及經修訂會計實務準則引入之其他及經修訂披露規定。

採納此等新增及經修訂會計實務準則導致本集團之會計政策出現下列變動，並影響於本年度或過往年度呈報之款額及披露資料：

於結算日後建議派發或宣派之股息

根據會計實務準則第9號（經修訂）「結算日後事項」，於結算日後建議派發或宣派之股息不會於結算日確認為負債，但會於賬目附註中披露。該項會計政策變動具追溯效力，並導致前一期間調整。

租賃

會計實務準則第14號（經修訂）「租賃」對財務及營業租約之會計基準，以及本集團之租賃安排指定之披露方式引入若干修訂。此等變動對本年度或過往年度之業績並無影響，因此，毋須作出前一期間調整。對本集團之租賃安排之披露方式作出修訂，以便符合會計實務準則第14號（經修訂）之規定。比較款額及披露資料已重列，務求達致貫徹之呈列方式。

分部報告

本集團已將可呈報分部之識別基準更改至符合會計實務準則第26號「分部報告」之規定。前一年度之分部披露資料已修訂，務求使有關資料以貫徹基準呈列。

商譽

本集團已採納會計實務準則第30號「企業合併」，並選擇重列先前與儲備對銷之商譽。因此，該商譽之款額已根據會計實務準則第30號之規定重新計算。於收購有關附屬公司、聯營公司或共同控制機構日期至採納會計實務準則第30號日期就商譽之累計攤銷及過往減值虧損已分別確認，並導致前一期間調整。於重列後，商譽於資產負債表呈列為資產項目，並按其估計可用年期攤銷。收購聯營公司或共同控制機構權益產生之溢價以商譽之相同方式處理，惟有關溢價已撥充本集團於聯營公司／共同控制機構之權益。

	附註	二零零二年 千港元	二零零一年 千港元
融資前現金流出淨額		(109,400)	(33,422)
融資	39		
新籌取銀行貸款		888,882	900,594
償還可換股票據		(450,000)	—
償還其他貸款		(321,760)	—
償還銀行貸款		(64,179)	(337,448)
償還財務租約承擔		(6,450)	(56,186)
償還少數股東貸款		(2,953)	(95,100)
共同控制機構(還款)墊款		(890)	13,390
發行股份費用		(535)	(293)
購回及贖回可換股債券		—	(1,076,451)
少數股東出資		—	746
融資現金流入(流出)淨額		42,115	(650,748)
現金及與現金等值項目減少		(67,285)	(684,170)
承前現金及與現金等值項目		588,216	1,314,426
滙率變動之影響		—	(42,040)
結餘現金及與現金等值項目		520,931	588,216
現金及與現金等值項目分析			
短期銀行存款		559,437	527,260
銀行結存及現金		42,253	63,180
籌取時於三個月內到期之銀行借款		(80,759)	(2,224)
		520,931	588,216

綜合現金流量表

截至二零零二年三月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
經營業務之現金流入淨額	*36*	6,105	650,164
投資回報及融資費用			
已付利息		(67,927)	(199,468)
已付股息		(11,463)	(15,093)
已付附屬公司少數股東股息		(3,150)	(58,095)
已收利息		42,468	121,276
已收聯營公司股息		31,695	1,902
已收共同控制機構之股息		6,000	—
已收上市證券投資之股息		—	2,877
已收非上市證券投資之股息		—	24
投資回報及融資費用之現金流出淨額		(2,377)	(146,577)
稅項			
已付香港利得稅		(18,082)	(59,113)
已付海外稅項		(3,339)	(50,573)
香港利得稅退款		96	444
稅項現金流出淨額		(21,325)	(109,242)
投資業務			
墊支貸款		(118,840)	(39,500)
投資物業增加		(36,900)	—
物業、機械及設備增加		(32,248)	(381,000)
墊支聯營公司款項		(26,338)	(16,529)
墊支關連公司款項		(25,054)	(35,405)
其他投資增加		(22,694)	(640)
短期投資增加		(22,000)	—
墊支共同控制機構款項		(5,000)	—
投資證券增加		(1,000)	(322,270)
其他長期投資增加		(63)	(258)
關連公司償還款項		144,285	—
償還應收貸款		40,316	333,333
出售其他投資所得款項		8,627	86,316
出售物業、機械及設備所得款項		5,106	135,922
收購附屬公司(扣除購得之現金及與現金等值項目)	*37*	—	(127,634)
發展中物業支出		—	(91,183)
出售及攤薄附屬公司權益所得款項(扣除出售之現金及與現金等值項目)	*38*	—	(56,007)
投資於聯營公司增加		—	(23,340)
贖回債務證券所得款項		—	67,001
出售投資證券所得款項		—	23,935
聯營公司還款		—	19,492
投資業務之現金流出淨額		(91,803)	(427,767)

綜合確認損益表

截至二零零二年三月三十一日止年度

	二零零二年 千港元	二零零一年 千港元 (經重列)
並未計入綜合收益表之海外業務換算滙兑差額	79,793	(119,529)
年度溢利(虧損)	70,703	(454,440)
已確認收益(虧損)總額	150,496	(573,969)
因採納新增／經修訂會計實務準則導致會計政策變動之影響產生之前一期間調整		
－於二零零零年四月一日之商譽儲備減少		841,501
－於二零零零年四月一日之滾存溢利減少		(424,953)
		416,548

資產負債表

於二零零二年三月三十一日

	附註	二零零二年 千港元	二零零一年 千港元 (經重列)
非流動資產			
附屬公司權益	*16*	3,503,602	4,137,333
流動資產			
應收賬款、訂金及預付款項		522	914
可退回税款		–	21
銀行結存		179	178
		701	1,113
流動負債			
應付賬款及應計開支		792	13,133
銀行借款	*28*	17,738	–
		18,530	13,133
流動負債淨值		(17,829)	(12,020)
總資產減流動負債		3,485,773	4,125,313
非流動負債			
可換股票據	*30*	–	450,000
資產淨值		3,485,773	3,675,313
資本及儲備			
股本	*32*	103,675	99,249
儲備	*35*	3,382,098	3,576,064
股東資金		3,485,773	3,675,313

	附註	二零零二年 千港元	二零零一年 千港元 (經重列)
非流動負債			
一年後到期之銀行借款	*28*	827,582	338,270
可換股票據	*30*	—	450,000
遞延税項	*31*	35,884	42,358
		863,466	830,628
資產淨值		2,995,030	2,834,902
資本及儲備			
股本	*32*	103,675	99,249
儲備	*35*	2,891,355	2,735,653
股東資金		2,995,030	2,834,902

綜合資產負債表

於二零零二年三月三十一日

	附註	二零零二年 千港元	二零零一年 千港元 (經重列)
非流動資產			
投資物業	13	675,900	585,130
物業、機械及設備	14	1,180,615	1,200,272
商譽	15	18,442	20,747
聯營公司權益	17	848,552	702,905
共同控制機構權益	18	7,823	276
證券投資	19	659,029	768,315
其他長期投資	20	16,289	16,226
		3,406,650	3,293,871
流動資產			
待轉售發展中物業		—	174,359
待轉售物業		7,692	—
應收客戶合約工程款項	21	375,414	367,784
應收賬款、訂金及預付款項	22	1,371,982	1,441,677
應收關連公司款項	23	34,095	144,534
應收聯營公司款項	24	58,007	55,576
無抵押應收貸款	25	189,840	87,487
證券投資	19	141,829	16,903
可退回稅款		5,800	4,247
短期銀行存款		559,437	527,260
銀行結存及現金		42,253	63,180
		2,786,349	2,883,007
流動負債			
應付客戶合約工程款項	21	613,911	804,685
應付賬款及應計開支	26	1,135,357	1,275,854
應付關連公司款項	23	1,467	1,582
應付聯營公司款項	24	4,482	6,164
應付共同控制機構款項	24	91,694	13,390
應付稅項		3,661	11,960
財務租約承擔	27	—	6,450
一年內到期之銀行借款	28	468,267	54,341
其他貸款	29	—	321,760
		2,318,839	2,496,186
流動資產淨值		467,510	386,821
總資產減流動負債		3,874,160	3,680,692
少數股東權益		15,664	15,162

財務報表

以下乃保華德祥建築集團有限公司截至二零零二年三月三十一日止兩個年度之經審核綜合財務報表概要(摘錄自保華德祥建築集團有限公司之經審核財務報表)。

綜合收益表

截至二零零二年三月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元 (經重列)
營業額			
本公司及附屬公司		5,343,810	10,803,255
攤佔聯營公司及共同控制機構		3,465,959	278,445
		8,809,769	11,081,700
本集團營業額		5,343,810	10,803,255
銷售成本		(5,174,038)	(10,046,207)
毛利		169,772	757,048
其他收入		23,829	14,297
行政費用		(175,413)	(554,923)
其他經營費用		—	(25,246)
經營溢利	5	18,188	191,176
融資成本	6	(38,301)	(211,650)
投資收入(開支)淨額	7	39,584	(18,742)
出售及攤薄附屬公司及聯營公司權益所致虧損	8	(6,688)	(289,190)
攤佔聯營公司業績		103,901	14,969
攤佔共同控制機構業績		8,559	293
除税前溢利(虧損)		125,243	(313,144)
税項	10	(47,935)	(49,953)
除税後溢利(虧損)		77,308	(363,097)
少數股東權益		(6,605)	(91,343)
股東應佔溢利(虧損)		70,703	(454,440)
股息	11		
已付中期股息		10,246	9,801
擬派末期股息		10,367	9,925
		20,613	19,726
每股盈利(虧損)	12		
基本		0.071港元	(0.463港元)
攤薄		0.068港元	(0.471港元)

財務概要

以下乃截至二零零二年三月三十一日止三個年度之經審核綜合收入報表及資產負債表之概要。

	截至三月三十一日止年度		
	二零零二年	二零零一年	二零零零年
	千港元	千港元	千港元
		(經重列)	(經重列)
業績			
營業額	5,343,810	10,803,255	11,111,678
除税前溢利(虧損)	125,243	(313,144)	238,152
税項	(47,935)	(49,953)	(96,303)
未計少數股東權益前溢利(虧損)	77,308	(363,097)	141,849
少數股東權益	(6,605)	(91,343)	(56,603)
年度溢利(虧損)	70,703	(454,440)	85,246
股息	20,171	19,653	19,532
每股股息	0.02港元	0.02港元	0.02港元
每股盈利(虧損)			
基本	0.071港元	(0.463港元)	0.098港元
攤薄	0.068港元	(0.471港元)	0.080港元

	於三月三十一日		
	二零零二年	二零零一年	二零零零年
	千港元	千港元	千港元
		(經重列)	(經重列)
資產及負債			
資產總額	6,192,999	6,176,878	10,886,959
負債總額	(3,182,305)	(3,326,814)	(6,911,448)
少數股東權益	(15,664)	(15,162)	(638,095)
股東資金	2,995,030	2,834,902	3,337,416

就該等收購建議而作出之每項接納所須支付之賣方從價印花稅(每1,000港元須繳納1.00港元，不足1,000港元之代價亦須繳納1.00港元)將由接納該等收購建議之人士支付，並將會自其因接納該等收購建議所應收取之代價中扣除。

向居住在香港以外地區之任何保華德祥建築股東或保華德祥建築認股權證持有人提出該等收購建議可能會受到有關司法權區之法例影響。該等海外保華德祥建築股東及海外保華德祥建築認股權證持有人應自行了解及遵守任何適用之法例規定。任何身居香港以外地區之人士如欲接納該等收購建議，須自行完全遵守有關司法權區在此方面之法例，包括獲得任何可能需要之政府同意或任何其他方面之同意或辦理其他必需之手續。

該等收購建議乃按收購守則提出。

本綜合文件、有關股份收購建議之白色接納表格及有關認股權證收購建議之粉紅色接納表格有中英文版本，如有歧義，概以英文版本為準。

根據執行理事接受之條款向接納人授出撤回權利，直至可符合有關規定為止。除上述者外，接納文件一經呈交則不可撤回。

一般事項

所有由保華德祥建築股東或保華德祥建築認股權證持有人(或彼等指定之代理人)送交或向彼等發出之通訊、通告、白色接納表格、粉紅色接納表格、股票、認股權證證書及／或過戶收據及其他擁有權文件或付款支票，郵誤風險概由彼等(或彼等指定之代理人)承擔，而保華德祥建築及收購人概不會對有關之郵誤損失之任何責任或因此而引起之任何其他責任負責。

隨附之白色接納表格所載之規定為股份收購建議之一部份。粉紅色接納表格所載之規定為保華德祥建築認股權證收購建議之一部份。

本綜合文件及／或有關股份收購建議或認股權證收購建議之接納表格或其中任何一份文件即使意外地漏派予任何應獲提呈股份收購建議或認股權證收購建議之人士，均不會導致股份收購建議或認股權證收購建議在任何方面失效。

股份收購建議或認股權證收購建議及所有接納該等收購建議之事項將受香港法例管制，並按其詮釋。

本綜合文件及有關股份收購建議之白色接納表格及有關認股權證收購建議之粉紅色接納表格所述收購建議一詞應包括任何經延期及／或修訂之股份收購建議；而成為無條件之股份收購建議則應包括宣佈成為無條件之股份收購建議。

根據該等收購建議任何一項而應向保華德祥建築股東或保華德祥建築認股權證持有人寄發之有關代價支票將會完全按照該等收購建議之有關條款寄發，而不會理會由收購人有權(或聲稱有權)對該等保華德祥建築股東或保華德祥建築認股權證持有人施加之任何留置權、對銷權、反索償或其他類似權力。

有關股份收購建議之填簽妥當及交回之白色接納表格將構成一項對收購人及其董事、英高或其各自之代理人之授權，彼等據此可代表接納股份收購建議之保華德祥建築股東填妥及簽署白色接納表格或任何文件及採取任何其他必需或適當之行動，以便將已接納股份收購建議之保華德祥建築股東之一切有關保華德祥建築股份之權利轉歸收購人或收購人所任命之人士或人等所有。

有關認股權證收購建議之填簽妥當及交回之粉紅色接納表格將構成一項對收購人及其董事、英高或其各自之代理人之授權，彼等據此可代表接納認股權證收購建議之保華德祥建築認股權證持有人填妥及簽署粉紅色接納表格或任何文件及採取任何其他必需或適當之行動，以便將已接納認股權證收購建議之保華德祥建築認股權證持有人之一切有關保華德祥建築認股權證之權利轉歸收購人或收購人所指示之人士或人等所有。

公佈

收購人須在截止日期下午六時正或之前(或由執行理事同意之較後日期及／或時間)知會執行理事及聯交所有關該等收購建議已截止或已修訂或已延期或已成為或已宣佈成為無條件，而收購人本身或透過德祥企業將會在截止日期下午七時正之前透過聯交所在大利市機刊載有關公佈。收購人本身或透過德祥企業將會在下一個辦公日刊登公佈説明該等收購建議已經修訂、延期或逾期失效或已成為或宣佈成為無條件。有關公佈須列出下列保華德祥建築股份及保華德祥建築認股權證之總數及此等股份之權利：

- 已接納股份收購建議及／或認股權證收購建議所涉及之有關股份總數；

- 在收購建議期間之前由收購人或與其一致行動之人士持有、控制或有權管理之有關股份總數；及

- 收購人或任何與其一致行動之人士在收購建議期間內購入或同意將予購入之有關股份總數。

有關公佈將會包括遵照收購守則第3.5(c)、(d)及(f)條所規定須披露有關投票權、股份、證券衍生工具及安排之權利。有關公佈亦將列出佔有關股本類別之百份比及該等數目所代表之投票權之百份比。

綜合文件內述及刊登公佈一詞之涵義包括透過廣告代理或公關顧問在報章刊登任何公佈。倘向聯交所以外之機構或人士公佈消息，須同時將有關公佈知會聯交所。在計算接納出售之保華德祥建築股份及／或保華德祥建築認股權證數目及就此刊登公佈時，將會包括尚未在各方面視為合格完備或仍有待查證但已接納出售之保華德祥建築股份數目。

按收購守則及上市規則之規定，在本綜合文件內引述之一切公佈(經由執行理事確認並無進一步意見者)之公佈必須以付款公佈方式在香港每天出版及流通之最少一份主要英文報章和一份主要中文報章刊登。

撤回權利

倘股份收購建議或認股權證收購建議(視情況而定)在截止日期起計二十一日內不能成為無條件，則接納股份收購建議或認股權證收購建議(視情況而定)之人士將有權在截止日期起計二十一日後任何時間內，以書面通知(由有關接納人簽署或由有關接納人以書面正式委任之其他代理(有關之委任證明須與有關通知一併送交股份及認股權證登記處)簽署)之形式撤回其有關之接納文件，惟此項撤回權利僅可在股份收購建議在接納方面成為或宣佈成為無條件之前方可行使。此外，倘收購人無法根據收購守則符合任何有關公佈該等收購建議結果之規定，則執行理事可要求收購人

之條款代表　閣下在有關之保華德祥建築認股權證證書發出時代為領取有關認股權證證書，並將此等認股權證證書送交股份及認股權證登記處，猶如此等認股權證證書已連同粉紅色接納表格一併送交股份及認股權證登記處無異。

在股份及認股權證登記處收妥有關之認股權證證書(及／或有關任何遺失認股權證證書之合格賠償保證)及符合認股權證收購建議之條款及條件前，不會寄出應就此支付之現金支票。

對於交來之任何白色或粉紅色接納表格、保華德祥建築股票、保華德祥建築認股權證證書及／或過戶收據及／或任何其他擁有權文件概不發給收據。

接納期間及修訂

收購人保留於寄發本綜合文件後修訂該等收購建議或將該等收購建議延期之權利。

除非該等收購建議之前經已延期或修訂或股份收購建議之前經已成為或宣佈成為無條件，否則該等收購建議將於截止日期下午四時正截止，而有關之接納文件則必須在截止日期下午四時正或之前交回，方為有效。

倘股份收購建議成為或宣佈成為無條件，則該等收購建議於收購人宣佈股份收購建議已成為或已宣佈成為無條件之日起計最少十四日內仍可供接納。

該等收購建議在：

- 最後限期之後不可成為或宣佈成為無條件；或
- 該日之後不可再供接納，惟收購人保留權利，在執行理事根據收購守則之規定而批准之情況下，將該等收購建議延至較後日期或時間。

倘股份收購建議或認股權證收購建議被修訂，則股份收購建議或認股權證收購建議在緊隨有關之經修訂收購建議文件寄發日期起計最低限度在十四日期間內可供接納。任何在股份收購建議或認股權證收購建議被修訂前已接納原本之股份收購建議之保華德祥建築股東或已接納原本之認股權證收購建議之保華德祥建築認股權證持有人仍可享有經作出任何修訂後之股份收購建議或認股權證收購建議之優惠條款。任何保華德祥建築股東或認股權證收購建議持有人或彼等之代表在此之前因接納股份收購建議或認股權證收購建議而呈交之任何白色接納表格或粉紅色接納表格將會被視作接納經修訂股份收購建議或認股權證收購建議之文件，除非該位保華德祥建築股東或保華德祥建築認股權證持有人有權撤回其接納文件並正式進行撤回，則作別論。

－　認股權證收購建議成為或宣佈成為無條件之日；或

－　股份及認股權證登記處接獲一切有關文件證實根據認股權證收購建議交回之接納文件乃齊備及有效之日。

倘　閣下之保華德祥建築認股權證證書及／或　閣下之保華德祥建築認股權證過戶收據及／或任何其他擁有權文件乃以代名人公司之名義或以　閣下以外之其他名義登記，而　閣下亦擬接納認股權證收購建議，則：

－　必須將閣下之保華德祥建築認股權證證書及／或過戶收據及／或任何其他擁有權文件(及／或有關上述所需之任何合格賠償保證)送交代名人公司或其他代名人，並授權該公司代表　閣下接納認股權證收購建議，及要求該公司將填簽妥當之粉紅色接納表格，連同有關保華德祥建築認股權證證書及／或過戶收據及／或任何其他擁有權文件(及／或有關上述所需之任何合格賠償保證)一併送交股份及認股權證登記處；或

－　必須安排保華德祥建築之股份及認股權證登記處將　閣下之保華德祥建築認股權證以　閣下名義登記，並將填簽妥當之粉紅色接納表格連同有關之保華德祥建築認股權證證書及／或過戶收據及／或其他擁有權文件(及／或有關上述所需之任何合格賠償保證)一併送交股份及認股權證登記處；或

－　在　閣下已將　閣下之保華德祥建築認股權證送交中央結算系統之情況下，指示　閣下之股票經紀在截止日期前，按照香港結算(代理人)有限公司所定之最後期限或之前，授權香港中央結算(代理人)有限公司代表　閣下接納認股權證收購建議。為能趕在香港中央結算(代理人)有限公司所定之最後期限之前辦妥有關手續，務請　閣下與　閣下之股票經紀核實有關根據　閣下指示辦理有關手續所需之時間，並依照規定向　閣下之股票經紀作出有關指示。

如　閣下擬接納認股權證收購建議，但暫時無法交出及／或已遺失保華德祥建築認股權證證書及／或過戶收據及／或任何其他擁有權文件(及／或有關上述所需之任何合格賠償保證)，　閣下亦應填妥及簽署有關之粉紅色接納表格，將其郵寄或親身送交股份及認股權證登記處，並安排把有關之保華德祥建築認股權證證書及／或過戶收據及／或任何其他擁有權文件(及／或有關上述所需之任何合格賠償保證)於隨後盡快送交股份及認股權證登記處，同時須隨附一份函件，說明　閣下已遺失或暫時無法交出一張或以上之保華德祥建築認股權證證書及／或過戶收據及／或任何其他擁有權文件(及／或有關上述所需之任何合格賠償保證)。倘　閣下已遺失認股權證證書，務請　閣下致函股份及認股權證登記處，要求股份及認股權證登記處發出一封有關之賠償保證函件，　閣下在依據此函件所載之指示填簽妥當後，應將其交回股份及認股權證登記處。

如　閣下擬接納認股權證收購建議，且已將保華德祥建築認股權證之過戶表格以　閣下名義送往登記，但尚未收到　閣下之保華德祥建築認股權證證書，亦應先行填妥並簽署粉紅色接納表格，連同已由　閣下填簽妥當之過戶收據一併送交股份及認股權證登記處。此舉將被視為授權收購人或其本身之代理人按認股權證收購建議

－　在　閣下已將　閣下之保華德祥建築股份送交中央結算系統之情況下，指示　閣下之股票經紀在截止日期前，按照香港結算(代理人)有限公司所定之最後期限或之前，授權香港中央結算(代理人)有限公司代表　閣下接納股份收購建議。為能趕在香港中央結算(代理人)有限公司所定之最後期限之前辦妥有關手續，務請　閣下與　閣下之股票經紀核實有關根據　閣下指示辦理有關手續所需之時間，並依照規定向　閣下之股票經紀作出有關指示。

如　閣下擬接納股份收購建議，但暫時無法交出及／或已遺失保華德祥建築股票及／或過戶收據及／或任何其他擁有權文件(及／或有關上述所需之任何合格賠償保證)，　閣下亦應填妥及簽署有關之白色接納表格，將其郵寄或親身送交股份及認股權證登記處，並安排把有關之保華德祥建築股票及／或過戶收據及／或任何其他擁有權文件(及／或有關上述所需之任何合格賠償保證)於隨後盡快送交股份及認股權證登記處，同時須隨附一份函件，說明　閣下已遺失或暫時無法交出一張或以上之保華德祥建築股票及／或過戶收據及／或任何其他擁有權文件(及／或有關上述所需之任何合格賠償保證)。倘　閣下已遺失股票，務請　閣下致函股份及認股權證登記處，要求股份及認股權證登記處發出一封有關之賠償保證函件，　閣下在依據此函件所載之指示填簽妥當後，應將其交回股份及認股權證登記處。

如　閣下擬接納股份收購建議，且已將保華德祥建築股份之過戶表格以　閣下名義送往登記，但尚未收到　閣下之保華德祥建築股票，亦應先行填妥並簽署白色接納表格，連同已由　閣下填簽妥當之過戶收據一併送交股份及認股權證登記處。此舉將被視為授權收購人或其本身之代理人按股份收購建議之條款代表　閣下在有關之保華德祥建築股票發出時代為領取有關股票，並將此等股票送交股份及認股權證登記處，猶如此等股票已連同白色接納表格一併送交股份及認股權證登記處無異。

在股份及認股權證登記處收妥有關之股票及／或過戶收據及／或任何其他擁有權文件(及／或有關任何遺失之股票之合格賠償保證)及符合股份收購建議之條款及條件前，不會寄出應就此支付之現金代價支票。然而，除非白色接納表格已正式填簽妥當，並隨附有關之保華德祥建築股票及／或過戶收據及／或其他擁有權文件或由股份及認股權證登記處或聯交所正式認可之文件等接納文件，並在綜合文件所載之最後接納期限或之前交回，否則不可當作已履行有關之接納條件。

認股權證收購建議

待認股權證收購建議成為或宣佈成為無條件後，而在粉紅色接納表格、保華德祥建築認股權證證書及／或過戶收據及／或其他擁有權文件及／或任何合格之有關賠償證明已填簽妥當及有效，並已在認股權證收購建議截止日期前交回股份及認股權證登記處之情況下，有關代價之付款支票將會在以下日期(以較遲者為準)起計十日內寄出，郵誤風險概由接納認股權證收購建議之保華德祥建築認股權證持有人承擔：

接納手續

閣下如欲接納股份收購建議及／或認股權證收購建議，應根據隨附之有關接納表格所載之規定，就　閣下所持之保華德祥建築股份及／或保華德祥建築認股權證(視情況而定)填妥及簽署有關之接納表格，然後將填簽妥當之有關表格正本連同以本接納表格接納股份收購建議或認股權證收購建議(視情況而定)之有關保華德祥建築股票及／或保華德祥建築認股權證證書(視情況而定)及／或過戶收據及／或任何其他擁有權文件(及／或任何合格之有關賠償證明)(應代表　閣下所持之保華德祥建築股份及／或保華德祥建築認股權證總數，或不少於　閣下擬接納股份收購建議及／或認股權證收購建議(視情況而定)之保華德祥建築股份或保華德祥建築認股權證數目)，盡早交回股份及認股權證登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何最遲須於二零零二年十二月二十七日(星期五)下午四時正或之前或由收購人決定之其他較後日期及時間交回。在上述截止日期下午四時正之後交回之接納文件僅會在該等收購建議在上述截止日期前被修訂或延期之情況下，或在該等收購建議在上述截止日期下午四時正或之前已成為或宣佈成為無條件之情況下，方會有效。

股份收購建議

待股份收購建議成為或宣佈成為無條件後，而在白色接納表格、保華德祥建築股票及／或過戶收據及／或其他擁有權文件及／或任何合格之有關賠償證明已填簽妥當及有效，並已在股份收購建議截止日期前交回股份及認股權證登記處之情況下，有關代價之付款支票將為會在以下日期(以較遲者為準)起計十日內寄出，郵誤風險概由接納股份收購建議之保華德祥建築股東承擔：

- 股份收購建議成為或宣佈成為無條件之日；或
- 股份及認股權證登記處接獲一切有關文件證實根據股份收購建議交回之接納文件乃齊備及有效之日。

倘　閣下之保華德祥建築股票及／或　閣下之保華德祥建築股份過戶收據及／或任何其他擁有權文件乃以代名人公司之名義或以　閣下以外之其他名義登記，而閣下亦擬接納股份收購建議，則：

- 必須將閣下之保華德祥建築股票及／或過戶收據及／或任何其他擁有權文件(及／或有關上述所需之任何合格賠償保證)送交代名人公司或其他代名人，並授權該公司代表　閣下接納股份收購建議，及要求該公司將填簽妥當之白色接納表格，連同有關保華德祥建築股票及／或過戶收據及／或任何其他擁有權文件(及／或有關上述所需之任何合格賠償保證)一併送交股份及認股權證登記處；或
- 必須安排保華德祥建築之股份及認股權證登記處將　閣下之保華德祥建築股份以　閣下名義登記，並將填簽妥當之白色接納表格連同有關之保華德祥建築股票及／或過戶收據及／或其他擁有權文件(及／或有關上述所需之任何合格賠償保證)一併送交股份及認股權證登記處；或

II. 認股權證收購建議

待股份收購建議成為無條件後，保華德祥建築認股權證持有人將會按下列基準獲提呈認股權證收購建議；

所持之每份保華德祥建築認股權證 現金0.01港元

保華德祥建築認股權證之行使價每股保華德祥建築股份0.40港元較保華德祥建築股份於停牌前日期之收市價每股0.21港元溢價約90.48%，亦較保華德祥建築股份於最後可行日期之收市價每股0.275港元溢價約45.45%。保華德祥建築認股權證在頗大程度上已無價值，而彼等現時亦無任何市場價值，彼等自二零零二年九月二十五日以來一直在聯交所以一個象徵式之價格0.01港元買賣。認股權證收購價0.01港元乃根據該象徵式價格0.01港元而釐定，相等於保華德祥建築認股權證現時之市價。然而，保華德祥建築認股權證直至二零零三年八月二十九日方會到期。

根據吾等對股份收購價相對保華德祥建築股份之市值及保華德祥建築認股權證之行使價0.40港元之分析，吾等認為認股權證收購建議之條款乃公平合理，亦符合獨立保華德祥建築認股權證持有人之利益。

因此，吾等建議獨立保華德祥建築董事應推薦獨立保華德祥建築認股權證持有人接納認股權證收購建議。

儘管如此，務請獨立保華德祥建築認股權證持有人留意，保華德祥建築認股權證直至二零零三年八月二十九日方會到期。倘獨立保華德祥建築認股權證持有人對保華德祥建築集團在該等收購建議完成後之未來業務及盈利前景感到樂觀，彼等亦可考慮保留彼等之保華德祥建築認股權證。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓
保華德祥建築集團有限公司
獨立保華德祥建築董事　台照

代表
百德能證券有限公司
董事總經理
劉珍妮
謹啟

二零零二年十二月六日

6. 德祥企業對保華德祥建築集團未來業務之意向

務請獨立保華德祥建築股東考慮本綜合文件所載有關德祥企業對保華德祥建築之意向。如保華德祥建築董事會函件內「德祥企業對保華德祥建築之意向」一節所述，德祥企業不擬讓該等收購建議本身導致保華德祥建築集團之業務或僱員之續聘／留任出現任何變動。如英高函件「融資安排」一節所述，收購人亦確認，彼等現時不擬在該等收購建議完成後出售保華德祥建築之重大基本資產(根據日常業務程序進行者除外)。

吾等認為，鑑於上文所述德祥企業之意向及現時之市道不景，保華德祥建築集團之未來業績表現實屬未知之數。此外，吾等並未獲得任何資料足以顯示保華德祥建築集團之未來業績表現將會有任何重大或即時的改進。

推薦意見

在決定股份收購價0.30港元是否公平合理及是否符合獨立保華德祥建築股東之利益時，吾等留意到股份收購價相對每股資產淨值出現大幅度之折讓。儘管如此，吾等在構思有關獨立保華德祥建築股東應否接納股份收購建議之推薦意見時，曾考慮下列因素：

(i) 保華德祥建築集團之歷史業績表現波幅甚大及其未來盈利能力亦存在不明朗因素；

(ii) 在回顧期間內，股份收購價較保華德祥建築股份市價一般均有出現溢價；

(iii) 保華德祥建築股份之流通量偏低；

(iv) 根據股份收購價計算之保華德祥建築股份之市盈率僅略低於比較公司之平均市盈率；

(v) 保華德祥建築股份在過往三年來至停牌前日期止，一直以相較每股資產淨值大幅折讓之價格買賣；

(vi) 保華德祥建築是否會在將來派付任何股息尚屬未知之數；

(vii) 股份收購價相對保華德祥建築股份之市價出現之溢價相較現金收購建議而言乃最高收購價之一；及

(viii) 收購人對保華德祥建築集團之未來業務之意向。

總括而言，吾等認為股份收購建議乃公平合理，因此，吾等建議獨立保華德祥建築董事應推薦獨立保華德祥建築股東接納股份收購建議。

表7：由二零零二年一月一日起至停牌前日期止公佈之現金收購建議

現金收購建議	現金收購建議之公佈日期	收購價相對停牌前收市價之溢價／(折讓)率 (%)	收購價相對每股股份之資產淨值之溢價／(折讓)率 (%)
齊翔食品國際有限公司 (現稱東成控股有限公司)	二零零二年一月二日	(10.91)	(41.46)
曼盛生物科技集團有限公司	二零零二年一月十一日	(64.88)	(79.66)
王氏國際(集團)有限公司	二零零二年一月十六日	10.57	(25.65)
上海商貿控股有限公司	二零零二年一月二十五日	(62.00)	(15.56)
恆光行實業有限公司	二零零二年一月三十一日	(93.77)	附註
新灃集團有限公司	二零零二年二月十八日	16.67	(10.71)
星光生物科技(控股)有限公司 (現稱信用卡防盜系統(控股)有限公司)	二零零二年二月二十七日	(87.18)	附註
金英控股(香港)有限公司	二零零二年三月六日	16.00	11.06
萬信集團有限公司	二零零二年三月十八日	47.95	25.58
太平洋興業集團有限公司	二零零二年四月二十五日	17.54	(26.37)
華南實業發展有限公司	二零零二年四月二十九日	(52.22)	56.93
數碼庫有限公司	二零零二年六月六日	(64.29)	(64.91)
英皇科技資訊有限公司 (現稱松日通訊控股有限公司)	二零零二年六月十一日	35.14	(40.48)
玉皇朝飲食文化集團有限公司	二零零二年七月二日	207.14	416.00
中華汽車有限公司	二零零二年七月十日	(99.99)	(99.99)
上海銘源控股有限公司	二零零二年七月十一日	(45.98)	(70.89)
ehealthcareasia Limited	二零零二年八月十九日	(11.11)	附註
國際融資控股有限公司	二零零二年九月五日	(70.59)	(81.25)
熊貓-Recruit有限公司	二零零二年十月五日	(36.54)	(45.00)
溢價／(折讓)範圍(%)		(99.99)至207.14	(99.99)至416.00
保華德祥建築	二零零二年十月二十五日	**42.86**	**(89.62)**

附註：如各有關之公佈或通函所載，此等公司均錄得負債淨額。

資料來源：彭博，各公司之有關公佈及通函。

如上文表7所示，由於各現金收購建議之收購價相對彼等各自之停牌前價格及各自之每股股份之資產淨值涉及之溢價／(折讓)範圍頗大，故未能為股份收購價分別相對保華德祥建築股份於停牌前日期之價格及每股資產淨值之折讓率提供任何可作比較用途之指標。雖然按資產淨值基準計算，由於股份收購價相對每股資值淨值之折讓率在與現金收購建議所涉及之有關數字相較之下居於最高者之列，而股份收購建議表面看來以乎並不符合獨立保華德祥建築股東之利益，然而，務請獨立保華德祥建築股東留意，按較市價出現之溢價為基準，股份收購價相對保華德祥建築股份於停牌前日期之市價出現之溢價(除玉皇朝飲食文化有限公司及萬信集團有限公司各自之現金收購建議外)與現金收購建議之有關數字相較之下乃屬最吸引。按此基準，吾等認為股份收購價符合獨立保華德祥建築股東之利益。

4. 股息收益率

下表顯示保華德祥建築股份截至二零零二年三月三十一日止過去三個財政年度之股息收益率及派息率。

表6：保華德祥建築歷史股息收益率及派息率

期間	股份平均收市價 港元	每股股息 港元	股息收益率 (%)	每股盈利 港元	派息率 (%)
一九九九年四月一日至二零零零年三月三十一日(經重列)	0.89	0.02	2.25	0.10	20.00
二零零零年四月一日至二零零一年三月三十一日(經重列)	0.46	0.02	4.35	(0.46)	不適用
二零零一年四月一日至二零零二年三月三十一日	0.27	0.02	7.41	0.07	28.17

資料來源：彭博及保華德祥建築之年報

根據吾等在上表6所示之分析，保華德祥建築在截至二零零二年三月三十一日止過往三個年度每年均有派付0.02港元之股息。然而，根據吾等所獲保華德祥建築董事提供之資料，保華德祥建築並無一個穩定或固定之股息政策。實際上，保華德祥建築在截至二零零一年三月三十一日止年度內錄得虧損，在此財政年度內就每股保華德祥建築股份派付之股息僅為向保華德祥建築股東發還股本。雖然股息收益率似乎由截至二零零零年三月三十一日止年度約2.25%增至截至二零零二年三月三十一日止年度約7.41%，實際上此乃保華德祥建築股份之平均收市價由截至二零零零年三月三十一日止年度約0.89港元下降至截至二零零二年三月三十一日止年度約0.27港元之結果。由於吾等並無接獲保華德祥建築董事就彼等之未來股息政策作出任何表示，吾等認為，鑑於現時之經濟環境惡劣，保華德祥建築在將來是否會派付股息一事存在着不明朗因素。

5. 與近期之現金收購建議之比較

根據吾等審閱近期之現金收購建議之先例，由於近期(由二零零二年一月一日起至停牌前日期止)並無任何從事物業及建築工程業務之公司公佈任何現金收購建議。因此，吾等審閱19項在有關期間內在香港公佈之現金收購建議(「現金收購建議」)，下表載列該等現金收購建議之主要數據概要。

如上文表5所列，股份收購價相對於二零零二年三月三十一日之每股資產淨值賬面值之折讓率約89.62%，而股份收購價相對於停牌前日期之每股資產淨值之市場價值之折讓率約87.39%之折讓幅度亦頗大。

儘管上文提及股份收購價不論按賬面值基準或市場價值基準計算，所得出之折讓率幅度與比較公司之有關折讓率相較之下乃屬最高。然而，務請獨立保華德祥建築股東留意，彼等乃在明瞭保華德祥建築股份一向均在相較每股資產淨值大幅折讓之價格買賣之情況下，投資於保華德祥建築股份，而現時有關之折讓率逐步向上攀升。

務請獨立保華德祥建築股東留意，保華德祥建築現時按持續經營之基準經營業務。如保華德祥建築之董事會函件「德祥企業對保華德祥建築之意向」一節所述，德祥企業不擬僅因該等收購建議而導致保華德祥建築集團之業務或僱員之續聘或留任出現任何變動，而收購人亦確認，彼等現時亦不擬在該等收購建議完成後出售保華德祥建築之重大基本資產（在一般日常業務過程中出售則作別論）。吾等亦留意到，收購人連同與其一致行動之人士（持有保華德祥建築約42.61%之權益）已向保華德祥建築承諾，將會在市場上購入保華德祥建築股份，使其所持之保華德祥建築股權增至保華德祥建築已發行股本50%以上。此情況顯示，在收購人及與其一致行動之人士不予接納之情況下，任何其他收購建議均未必能夠成功進行。因此，吾等認為，儘管保華德祥建築股份之市值相對每股資產淨值（按賬面值基準及按市場價值基準）計算出現大幅折讓，惟獨立保華德祥建築股東或許無法就彼等於保華德祥建築之投資獲得較高之估值。

總括而言，倘單憑此基準作為衡量之準則，股份收購價相對每股資產淨值之折讓率並非公平合理。然而，在考慮到上述分析及保華德祥建築股份在截至停牌前日期止過去三個年度內一直以相對每股資產淨值平均折讓約86.54%之價格買賣後，可知每股資產淨值與保華德祥建築股份市價兩者之間並無太大關連。因此，吾等認為真正能夠衡量保華德祥建築股份之價值者，並非每股資產淨值，反而是投資者為買賣保華德祥建築股份而願意成交之價格，亦即保華德祥建築股份之市價。雖然上文所示之分析顯示股份收購價相對每股資產淨值出現大幅折讓，惟吾等在考慮各有關因素後認為股份收購價相對每股資產淨值出現之折讓率不應視之為評估股份收購建議條款之整體公平合理程度之決定性因素。

(iii) 保華德祥建築之基本資產值

鑑於保華德祥建築之基本資產值主要包括上市證券，其中大部份為Downer EDI及中策之股份，吾等根據此等上市資產之市場價值評估保華德祥建築集團之資產淨值如下：

表5：保華德祥建築之基本資產值

	根據於二零零二年三月三十一日之備考賬面值 百萬港元	根據於停牌日期前之市場價值 百萬港元
於Downer EDI約36.83%股權之價值	774 (附註1)	879 (附註2)
於中策約14.55%股權之價值	644 (附註1)	12 (附註3)
其他資產(包括物業、機械及設備)	1,577 (附註4)	1,577 (附註4)
保華德祥建築之資產淨值	2,995 (附註5)	2,468
每股資產淨值	2.89 (附註6)	2.38 (附註6)
股份收購價相對每股資產淨值之折讓率	89.62%	87.39%

附註：

1. 如第一項聯合公佈所述。

2. 有關之市場價值乃根據約354,674,194股Downer EDI股份(佔Downer EDI於停牌前日期之已發行股份總數約36.83%)及Downer EDI股份於停牌前日期之收市價每股0.59澳元計算。就此採用之兑換率為1澳元兑4.20港元。

3. 有關之市場價值乃根據約120,660,000股中策股份(佔中策於停牌前日期之已發行股份總數約14.55%)及中策股份於停牌前日期之收市價每股0.10港元計算。

4. 根據保華德祥建築於二零零二年三月三十一日之資產淨值減去保華德祥建築於Downer EDI及中策之權益之備考價值計算。

5. 如保華德祥建築二零零二年度年報所載。

6. 根據於二零零二年三月三十一日及停牌前日期已發行之1,036,744,924股保華德祥建築股份計算。

(ii) 與比較公司作比較

吾等曾將股份收購價相對每股資產淨值之折讓率與比較公司各自之市價相對其各自之每股股份資產淨值所出現之折讓作比較，有關之結果載於下表。

表4：市價相較資產淨值所出現之折讓率

比較公司	於停牌前日期之市值 (百萬港元)	於停牌前日期，股份市價相較每股股份資產淨值所出現之折讓率 (%)
俊和集團有限公司	180.41	70.92
惠記集團有限公司	504.04	73.25
簡單平均數		72.09
保華德祥建築	**311.02** (附註)	**89.62** (附註)

附註：根據股份收購價計算之市值及相對每股資產淨值之折讓率。

如上文表4所示，於停牌前日期，比較公司之股份與保華德祥建築股份均以相較彼等各自之每股股份資產淨值大幅折讓之價格買賣(簡單平均數約72.09%)。根據股份收購須計算相對每股資產淨值之折讓率較所有比較公司之有關折讓率為高。

圖4：保華德祥建築股份之市價相對每股資產淨值之歷史折讓率


(%)
120
100
80
60
40
20
0
股份收購價相對
每股資產淨值之折讓率
1999/10/25
1999/12/6
2000/1/19
2000/3/3
2000/4/17
2000/6/2
2000/7/17
2000/8/28
2000/10/12
2000/11/23
2001/1/9
2001/2/23
2001/4/9
2001/5/25
2001/7/11
2001/8/23
2001/10/8
2001/11/20
2002/1/4
2002/2/20
2002/4/8
2002/5/22
2002/7/4
2002/8/15
2002/9/26
停牌前日期

資料來源：彭博及保華德祥建築之年報

如圖4所示，保華德祥建築股份在截至停牌前日期止過往三年內，一直以較其每股資產淨值大幅折讓之價格買賣。在上述三年內，保華德祥建築股份之市價相較每股資產淨值之平均折讓率約為86.54%，最低折讓率約67.90%在二零零零年一月四日錄得，而最高折讓率約94.04%則在二零零一年十月八日錄得。此外，在截至停牌前日期止過往三年內，保華德祥建築股份之市價相較每股資產淨值之折讓率逐步上升。在一九九九年十月二十三日起至二零零零年十月二十二日止一年期間內，保華德祥建築股份之市價相較每股資產淨值之平均折讓率約為78.88%。在二零零零年十月二十三日起至二零零一年十月二十二日止一年期間內，此平均折讓率增至約89.88%，然後在二零零一年十月二十三日至停牌前日期止一年期間內，此平均折讓率再增至約90.91%。此種走勢意味着市場對保華德祥建築股份之估計價值相比每股資產淨值之差距漸濶，亦即市場在評估保華德祥建築股份之價值時，絕少（甚至並無）將每股資產淨值一併考慮。儘管如此，股份收購價相較每股資產淨值之折讓率約89.62%大致上接近平均歷史折讓率，亦無超越有關回顧期間內之歷史折讓率上落範圍。

表3：保華德祥建築及比較公司之市盈率

比較公司	於停牌前日期之市值 (百萬港元)	於停牌前日期之市盈率 (倍)
俊和集團有限公司	180.41	4.37
惠記集團有限公司	504.04	5.00
簡單平均數		*4.69*
保華德祥建築	**311.02** (附註)	**4.23** (附註)

附註：以股份收購價計算之市值及市盈率。

資料來源：彭博

如上文表3所示，雖然吾等留意到根據股份收購價計算之市盈率約4.23倍較比較公司之市盈率簡單平均數約4.69倍略低，惟吾等認為，根據股份收購價計算之市盈率約4.23倍相較比較公司之市盈率輕微差距約9.8%不算嚴重。

資產淨值

根據本綜合文件附錄二所載之保華德祥建築集團經審核綜合資產負債表，保華德祥建築股份於二零零二年三月三十一日之經審核綜合每股資產淨值約為2.89港元。股份收購價每股保華德祥建築股份0.30港元較每股保華德祥建築股份之經審核綜合資產淨值約2.89港元折讓約89.62%。在評估此折讓率是否公平及合理之時，吾等曾考慮下列因素：

(i) 對資產淨值之歷史折讓率

下圖顯示在截至停牌前日期止過往三年內，每股保華德祥建築股份之市價相對每股保華德祥建築股份之資產淨值(「每股資產淨值」)之歷史折讓率。

市盈率

吾等曾審閱保華德祥建築集團截至二零零二年三月三十一日止過往五個年度之賬目，並留意到保華德祥建築集團之財務表現顯示出一個頗為波動之模式。保華德祥建築集團在截至一九九九年及二零零一年兩個財政年度分別錄得虧損約919,000,000港元及454,000,000港元。保華德祥建築集團在截至一九九八年、二零零零年及二零零二年三個財政年度分別錄得溢利約161,000,000港元、85,000,000港元及71,000,000港元。鑑於保華德祥建築集團之未來盈利能力存在不明朗因素，吾等認為採用股價市盈率方法（即假設公司會持續獲利而進行估值）對保華德祥建築集團進行估值並非一個適當之方法。儘管如此，吾等曾對股份收購價之股價市盈率作出比較分析，供參考用途。

根據每股保華德祥建築股份在截至二零零二年三月三十一日止年度之基本盈利約0.07港元計算，股份收購價代表一個約4.23倍之市盈率。

吾等已挑選七間在聯交所上市而主要業務包括樓宇及建築業務之公司（分別為瑞安建業有限公司、興勝創建控股有限公司、俊和集團有限公司、惠記集團有限公司、有利集團有限公司、新昌營造集團有限公司及德信集團控股有限公司），並將此等公司之市盈率與股份收購價所代表之市盈率相比較。鑑於新昌營造集團有限公司及德信集團控股有限公司現時均處於虧損狀況（見彼等各自之最近期年報所載），故吾等在比較時並無包括此兩間公司在內。吾等在餘下五間公司之中，挑選兩間（分別為俊和集團有限公司及惠記集團有限公司（「比較公司」））作比較用途，因為在該五間公司之中，比較公司各自之市值乃最接近以股份收購價計算之保華德祥建築市值。餘下三間公司（分別為瑞安建業有限公司、興勝創建控股有限公司及有利集團有限公司）各自於停牌前日期之市值分別高於1,000,000,000港元或低於105,000,000港元。下表顯示此等公司之市盈率。

表2：保華德祥建築股份在回顧期間內之平均每日成交量

	保華德祥建築股份之平均每日成交量	保華德祥建築股份之平均每日成交量佔保華德祥建築股份公眾持股量之百份比率*
截至停牌前日期止六個月期間	686,937	0.12%
回顧期間	1,939,958	0.33%
由緊隨刊登聯合公佈之交易日起至最後可行日期止期間	3,685,961	0.62%

* 保華德祥建築股份之公眾持股量乃根據停牌前日期之已發行保華德祥建築股份總數1,036,744,924股減去德祥企業及與其一致行動之人士在當時持有之441,779,130股保華德祥建築股份計算。

資料來源：彭博

如圖3所示，保華德祥建築股份之每日成交量在回顧期間內一般表現疏落。在回顧期間內，保華德祥建築股份在246個交易日之中，其每日成交量僅有23日高於保華德祥建築公眾持股量之1%。實際上，如上文圖2所示，保華德祥建築股份之平均每日成交量僅佔保華德祥建築在同期之保華德祥建築公眾持股量約0.33%。截至停牌前日期止六個月期間內，保華德祥建築股份之每日成交量更加疏落，保華德祥建築股份在126個交易日之中，僅有2日之每日成交量高於保華德祥建築股份公眾持股量之1%。保華德祥建築股份在截至停牌前日期止六個月期間內之平均每日成交量僅佔保華德祥建築股份公眾持股量約0.12%。保華德祥建築股份在回顧期間內之成交量疏落，顯示出公眾人士對買賣保華德祥建築股份之興趣淡薄。

在刊登聯合公佈後，保華德祥建築股份之平均每日成交量較回顧期間內之平均每日成交量大幅增加，惟保華德祥建築股份在停牌前日期之下一日起至最後可行日期止期間內之平均每日成交量仍然僅佔保華德祥建築股份公眾持股量約0.62%。

鑑於保華德祥建築股份在回顧期間內之流通量一般偏低，吾等認為股份收購建議能提供機會讓獨立保華德祥建築股東將彼等於保華德祥建築之投資變賣套現或另選投資目標。

鑑於：(i)在回顧期間內，股份收購價一般均較保華德祥建築股份之市價為高；及(ii)保華德祥建築股份之市價表現遜於恒生小型股指數及恒生地產建築業指數之表現，並出現下調走勢，吾等認為，保華德祥建築股份之市價在股份收購建議完成後未必能否維持在接近股份收購價之現水平。因此，股份收購價乃公平及合理，亦符合獨立保華德祥建築股東之權益。

保華德祥建築股份之流通量

吾等亦曾審閱保華德祥建築股份在回顧期間內之每日成交量，見以下之圖表所示：

圖3：保華德祥建築股份在回顧期間內之平均每日成交量

保華德祥建築股份5,950,000股，
即保華德祥建築股份公眾持股量約1%

保華德祥建築之股份數目（百萬股）

25
20
15
10
5
0

2001/10/23
2001/11/7
2001/11/21
2001/12/5
2001/12/19
2002/1/7
2002/1/21
2002/2/4
2002/2/21
2002/3/7
2002/3/21
2002/4/9
2002/4/23
2002/5/8
2002/5/23
2002/6/6
2002/6/20
2002/7/5
2002/7/19
2002/8/2
2002/8/16
2002/8/30
2002/9/13
2002/9/27
2002/10/15

停牌前日期

資料來源：彭博

圖2：保華德祥建築股份相較恒生小型股指數及恒生地產建築業指數在回顧期間內之價格表現



指數*
保華德祥建築
恒生小型股指數
恒生地產建築業指數
停牌前日期

* 保華德祥建築股份、恒生小型股指數及恒生地產建築業指數之收市價已於二零零一年十月二十三日已重新定為100。

資料來源：彭博

如圖1所示，在回顧期間內，股份收購價一般均較保華德祥建築股份之收市價為高，而較保華德祥建築股份在回顧期間內之平均收市價每股約0.267港元溢價約12.36%。此外，吾等留意到，保華德祥建築股份之收市價在二零零二年五月十七日(即保華德祥建築股份以高於或相等於股份收購價之價格收市之最後交易日)起至二零零二年九月二十六日(即緊接德祥企業及保華德祥建築就保華德祥建築於二零零二年十月八日進行集團重組而刊登之第一項聯合公佈(「第一項聯合公佈」前之最後交易日)止期間內持續穩定向下調整，由每股0.30港元下調至每股0.183港元。如圖2所示，雖然如此，但此等保華德祥建築股份價格表現下調之走勢大致上追隨恒生小型股指數及恒生地產建築業指數之走勢上落。然而，保華德祥建築股份之收市價略遜於上述指數在同期之表現。在二零零二年十月八日刊登第一項聯合公佈後，保華德祥建築股份於當日之收市價急劇上升至每股0.212港元，而在停牌前日期以每股0.21港元收市。緊隨刊登該聯合公佈後，保華德祥建築股份之收市價於二零零二年十月二十八日再進一步衝上0.28港元，其後，直至最後可行日期為止(包括該日)均在0.27港元至0.29港元之範圍內上落。

如上文所述，股份收購價相較以上選擇性列出之保華德祥建築股份在聯交所之收市價格表現參數大致上均有出現溢價。

下圖呈列保華德祥建築股份由二零零一年十月二十三日起至停牌前日期止期間(「回顧期間」)內之歷史價格表現。

圖1：保華德祥建築股份在回顧期間內之價格


(港元)
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
股份收購價
2001/10/23
2001/11/7
2001/11/21
2001/12/5
2001/12/19
2002/1/7
2002/1/21
2002/2/4
2002/2/21
2002/3/7
2002/3/21
2002/4/9
2002/4/23
2002/5/8
2002/5/23
2002/6/6
2002/6/20
2002/7/5
2002/7/19
2002/8/2
2002/8/16
2002/8/30
2002/9/13
2002/9/27
2002/10/15
停牌前日期

資料來源：彭博

吾等已進一步審閱下圖所示之保華德祥建築股份相較有關期間內之恒生綜合指數 — 恒生香港小型股指數(「恒生小型股指數」)及恒生綜合行業指數 — 地產建築業(「恒生地產建築業指數」)之有關股價表現。

市場如澳洲之原油及燃氣業務之利潤將會繼續受壓。鑑於現時經濟環境不明朗，吾等不能肯定Downer集團對保華德祥建築之貢獻在將來能否改善或持續。

總括而言，鑑於：(i)德祥企業不擬僅因該等收購建議而導致保華德祥建築集團之業務或僱員之續聘／留任出現任何變動（見保華德祥建築董事會函件「德祥企業對保華德祥建築之意向」一節）；及(ii)上文所述對保華德祥建築集團之前景之觀察；及(iii)現時經濟市道不景氣，吾等認為保華德祥建築集團之前景維持不明朗。

3. 對股份收購價之估值意見

吾等將股份收購價與下文所列保華德祥建築之各項價格估值參數相比較以供評估之用。

保華德祥建築股份之歷史價格表現

股份收購價每股0.30港元較：

(i) 保華德祥建築股份於二零零二年十月二十二日（即緊接刊登聯合公佈前之最後交易日）（「停牌前日期」）在聯交所之收市價每股0.210港元溢價約42.86%；

(ii) 保華德祥建築股份於截至停牌前日期止一個月期間內在聯交所之平均收市價每股約0.199港元溢價約50.75%；

(iii) 保華德祥建築股份於截至停牌前日期止六個月期間內在聯交所之平均收市價約0.243港元溢價約23.46%；

(iv) 保華德祥建築股份於截至停牌前日期止一年期間內在聯交所之平均收市價約0.267港元溢價約12.36%；及

(v) 保華德祥建築股份於最後可行日期在聯交所之收市價每股0.275港元溢價約9.09%。

率增加，由二零零一年三月三十一日止年度約2.0%增至二零零二年三月三十一日止年度約3.2%；及(ii)行政開支減少，由截至二零零一年三月三十一日止年度約223,000,000港元減至截至二零零二年三月三十一日止年度約175,000,000港元。隨着因出售及攤薄於附屬公司及聯營公司之權益所招致之虧損減少，而聯營公司之溢利貢獻增加，保華德祥建築集團截至二零零二年三月三十一日止年度之業績得以轉虧為盈，錄得溢利約71,000,000港元。

於二零零二年七月，保華德祥建築以一筆約250,000,000港元之代價向中國置地集團有限公司(當時乃中策之非全資附屬公司)出售其酒店物業及業務。有關交易已於二零零二年十二月二日完成。根據保華德祥建築於二零零二年八月十六日致保華德祥建築股東之通函所述，該酒店物業及業務於二零零二年三月三十一日之賬面值約為260,000,000港元。

2. 保華德祥建築集團之前景

就保華德祥建築之主要業務而言，如保華德祥建築之二零零二年度年報所特別指出，在合約工程及建築材料業務方面，保華德祥建築取得新工程合約總值約5,261,000,000港元。在年結日後，保華德祥建築集團進一步取得新工程合約總值約1,295,000,000港元。雖然市道不景，競爭劇烈，保華德祥建築集團藉著實施各項成本控制措施，成功把有關年度內之行政開支減至約175,000,000港元(上一個年度之有關備考數字為約223,000,000港元)，使保華德祥建築集團之利潤逆市上升。

然而，如保華德祥建築之二零零二年度年報所載，保華德祥建築董事相信，本地經濟將會繼續呆滯，導致香港建築工程之總值在過往數年一直呈下降趨勢，此情況導致競爭加劇及利潤受壓。儘管如此，保華德祥建築董事會向吾等表示，保華德祥建築集團將會繼續努力削減成本及實施各項精簡高效措施以提高成本效益。

鑑於上文所述，吾等對保華德祥建築集團繼續努力削減成本以提高成本效益及競爭力一事之結果存疑。此外，根據吾等附上文第1節「保華德祥建築集團之業務及財政狀況」所載之保華德祥建築集團歷史財務表現之分析，由於現時市道前景繼續不明朗，吾等不能就保華德祥建築集團之前景是否肯定地樂觀一事妄下任何定論。

就Downer EDI 對保華德祥建築之前景之貢獻而言，在Downer EDI 截至二零零二年六月三十日止年度之年報所載，Downer EDI 董事相信在全球大勢趨向尋求外判之際，Downer EDI 身處有利陣地，預期可把握機會在向客戶(特別是澳洲、新西蘭及亞洲市場)提供有關採礦、電力、鐵路、道路、電子通訊等主要業務市場之「統包」服務方面大展拳腳。但Downer EDI 董事認為，競爭情況較劇烈而業務活動較淡靜之

佔聯營公司業績錄得溢利約60,000,000港元。投資收入及出售附屬公司及聯營公司所得溢利分別約為94,000,000港元及約171,000,000港元。出售附屬公司及聯營公司所得溢利主要來自視作已出售新世界數碼基地有限公司(「數碼基地」)之權益(在數碼基地以300,000,000港元購入一項互動多媒體通訊業務，並以發行100,000,000股數碼基地新股之方式支付部份有關代價後，上述權益已由約74.3%減至約25.6%)。保華德祥建築集團於數碼基地之股權隨着向獨立第三者配售230,000,000股數碼基地股份，已進一步減至約10.6%。保華德祥建築集團其後在截至二零零一年三月三十一日止年度內已出售餘下之數碼基地股權。

截至二零零一年三月三十一日止年度

在本財政年度內，保華德祥建築之營業額(相較上年度同期數字而言)維持穩定，惟保華德祥建築集團在盈利能力方面則錄得虧損約454,000,000港元，上一個財政年度錄得之溢利約為85,000,000港元。除税前經營溢利減少乃保華德祥建築集團之表現遜色之主要因素之一。根據保華德祥建築之二零零一年度年報所載，截至二零零零年三月三十一日止年度之除税前經營溢利已由約336,000,000港元減至截至二零零一年三月三十一日止年度約221,000,000港元。由於保華德祥建築於二零零二年三月三十一日止年度內採納一套新的會計準則以計入商譽攤銷及減值虧損，保華德祥建築截至二零零零年三月三十一日止年度之除税前經營溢利約336,000,000港元已經重新列作除税前經營溢利約133,000,000港元(見保華德祥建築之二零零一年度年報所載)。根據保華德祥建築二零零一年度之年報所載，經營溢利減少主要由於最終解決一宗與若干主要木土工程項目有關之商業糾紛而錄得虧損所致。此外，保華德祥建築亦因出售事項及於附屬公司及聯營公司之權益被攤薄而錄得虧損約289,000,000港元。根據保華德祥建築之二零零一年度年報所載之除税前經營溢利，保華德祥建築之經營溢利率由截至二零零零年三月三十一日止年度約3.0%減至截至二零零一年三月三十一日止年度約2.0%。

截至二零零二年三月三十一日止年度

截至二零零二年三月三十一日止年度，保華德祥建築集團之營業額及經營溢利大幅減少，此乃主要由於Downer EDI之營業額及經營溢利貢獻自二零零一年二月中開始不再綜合在保華德祥建築集團之賬目內所致。根據保華德祥建築集團之備考收入報表(其編製基準為根據權益會計法，假設保華德祥建築集團應佔Downer集團之溢利在保華德祥建築截至二零零一年三月三十一日止全年度賬目內以應佔聯營公司業績之形式反映(見保華德祥建築二零零二年度之年報所載))，保華德祥建築集團之營業額由截至二零零一年三月三十一日止年度約6,272,000,000港元減至截至二零零二年三月三十一日止年度約5,344,000,000港元。然而，保華德祥建築之盈利能力則由截至二零零一年三月三十一日止年度之經營虧損約88,000,000港元改善至二零零二年三月三十一日止年度之經營溢利約18,000,000港元。盈利能力改善之主要原因為：(i)毛利

表1：保華德祥建築集團截至二零零二年三月三十一日止三個年度之財務資料概要

	截至三月三十一日止財政年度		
	二零零零年 （百萬港元） （經重列）	二零零一年 （百萬港元） （經重列）	二零零二年 （百萬港元）
營業額	11,111.68	10,803.26	5,343.81
經營溢利	132.91	191.18	18.19
經營邊際溢利	1.20%	1.77%	0.34%
財務成本	(220.23)	(211.65)	(38.30)
投資收入／（支出）－淨額	94.38	(18.74)	39.58
因出售及攤薄於附屬公司及聯營公司之權益而產生之收益／（虧損）	171.41	(289.19)	(6.69)
攤佔聯營公司業績	59.69	14.97	103.90
攤佔共同控制機構業績	—	0.29	8.56
股東應佔溢利／（虧損）	85.25	(454.44)	70.70
每股盈利／（虧損）－基本（港元）	0.10	(0.46)	0.07
資產淨值	3,337.42	2,834.90	2,995.03
資金回報率	2.56%	不適用	2.36%
資產負債比率	68.94%	20.27%	23.18%

資料來源：保華德祥建築年報

如表1所示，保華德祥建築集團之盈利表現之波幅甚大。截至二零零二年三月三十一日止三個年度，保華德祥建築分別錄得溢利約85,000,000港元、虧損約454,000,000港元及溢利約71,000,000港元。雖然在回顧期間內，保華德祥建築之綜合資產淨值維持在最低約2,835,000,000港元至最高約3,337,000,000港元之範圍內，惟資金回報率則波幅甚大且前景不明朗。截至二零零二年三月三十一日止年度，資金回報率約為2.36%。因贖回可換股債券約1,027,000,000港元及因Downer集團成為保華德祥建築集團之聯營公司而排除Downer集團之債務，保華德祥建築集團之資產負債比率由二零零零年三月三十一日約68.9%減至二零零一年三月三十一日約20.3%。於二零零二年三月三十一日，保華德祥建築集團之資產負債比率輕微增至約23.2%。

截至二零零零年三月三十一日止年度

截至二零零零年三月三十一日止年度，保華德祥建築集團錄得之營業額及溢利淨額分別約為11,112,000,000港元及85,000,000港元。如保華德祥建築在二零零零年度之年報所述，在香港經營之業務一直以來乃保華德祥建築集團之主要收入來源，佔集團總營業額約56.9%，然而卻僅佔經營溢利約13.8%。根據保華德祥建築董事向吾等作出之解釋，此現象乃主要由於香港土木工程市道不景所致。然而，保華德祥建築集團透過擁有Downer集團之權益，在澳洲之採礦業務錄得輝煌業績。雖然澳洲業務僅佔總營業額約20.5%，然而卻佔保華德祥建築集團經營溢利約37.6%。此外，應

如保華德祥建築董事會函件所述，於最後可行日期，保華德祥建築向本身之若干執行董事及僱員授出之尚未行使購股權合共可按認購價每股0.5552港元認購最多不超逾16,100,000股保華德祥建築股份。如本綜合文件之保華德祥建築董事會函件其中「購股權」一節所述，該等尚未行使之購股權持有人已全部同意，縱使彼等獲收購人按一個象徵式價格提呈一項收購彼等之尚未行使購股權之建議（此乃根據收購守則之規定而提呈之收購建議），彼等不會接納有關收購建議，由於全部尚未行使之購股權之持有人均已同意不會接納此項收購建議，所以不會為註銷任何尚未行使之購股權而提呈任何收購建議。因此，吾等僅會對股份收購建議及認股權證收購建議之條款之公平及合理程度提供意見。

股份收購建議

吾等在對股份收購建議之公平及合理程度提供意見前，曾考慮以下之主要因素：

1. 保華德祥建築集團之業務及財務狀況

如本綜合文件「保華德祥建築董事會函件」內「保華德祥建築之資料」一節所述，保華德祥建築集團之主要業務（「主要業務」）包括樓宇建築工程、土木工程、特別項目工程、物業發展及投資及製造及買賣建築材料。保華德祥建築之主要業務集中於香港及中國。此外，保華德祥建築擁有兩項主要上市投資，分別為擁有Downer EDI Limited（「Downer EDI」，連同其附屬公司統稱「Downer集團」）約36.57%股權及擁有中策集團有限公司（「中策」）約14.55%股權。Downer EDI 乃一間以澳洲上市公司，其經營之業務包括向亞太區之公共及私人鐵路、道路、能源、電子通訊、採礦及資源工業提供全面之工程及基建管理服務，而中策集團有限公司則為一間香港上市公司，其經營之業務包括製造輪胎、物業投資及發展、製造、零售及分銷藥物及健康產品、經營酒店業務及提供旅遊代理服務。

下表載列保華德祥建築集團之財務資料概要（摘錄自保華德祥建築截至二零零二年三月三十一日止三個年度之年報）。

該等收購建議之背景資料

該等收購建議須待本綜合文件內保華德祥建築董事會函件其中「緒言」一節所特別指出之股份收購建議之先決條件獲履行後，方可作實。

英高現正代表收購人提出股份收購建議，按下列基準收購保華德祥建築之全部已發行股份（不包括已由德祥企業或其全資附屬公司持有者）：

每股保華德祥建築股份 .... 現金0.30港元（股份收購價」）

於最後可行日期，德祥企業及與其一致行動之人士持有447,042,556股保華德祥建築股份，佔保華德祥建築已發行股本約42.61%。

股份收購建議須待德祥企業接獲有關接納出售保華德祥建築股份所附之投票權之文件所代表之投票權，加上在股份收購建議之前或股份收購建議之有效期間內購入或同意將予購入之任何有關投票權之後，合共能使德祥企業及與其一致行動之任何人士所持之保華德祥建築股份所附之投票權超逾50%，方可作實。

倘根據股份收購建議接納出售之保華德祥建築股份佔根據股份收購建議可出售之保華德祥建築股份90%或以上，收購人有權引用法案第102條之強制收購規定以購入餘下之保華德祥建築股份。倘德祥企業及與其一致行動之人士購入保華德祥建築股份95%或以上，則亦可選擇引用法案第103條所賦予之權利，購入餘下之保華德祥建築股份。

待股份收購建議成為無條件後，英高將會代表收購人按下列基準提出一項收購建議，收購全部已發行但尚未行使之認股權證（可以每股0.40港元之價格認購保華德祥建築股份），惟不包括現由德祥企業或其全資附屬公司擁有之保華德祥建築認股權證：

每份保華德祥建築認股權證 .... 現金0.01港元（「認股權證收購價」）

於最後可行日期，德祥企業及與其一致行動之人士擁有86,485,747份保華德祥建築認股權證，佔已發行但尚未行使之保華德祥建築認股權證約42.20%。

該等收購建議之進一步詳情載於本綜合文件之英高函件內。

吾等在構思意見時，乃倚賴保華德祥建築董事及管理層就該等收購建議而提供之資料、事實及所表達之見解及所作出之陳述之準確性，其中包括在綜合文件內載列之事實、意見及陳述。吾等假設所有該等資料在向吾等提供之時乃屬真確無訛，而在本函件編製日期仍然如此。保華德祥建築董事已確認，彼等願就綜合文件之內容(僅有關保華德祥建築集團之資料)承擔全部責任。吾等無理由相信此等資料乃不確實，亦無理由相信在綜合文件內提供之資料或表達之見解中，曾遺漏或隱瞞任何重要事實。然而，吾等根據一般慣例，並無查證吾等所獲提供之資料，亦無對保華德祥建築集團之業務及事務進行任何獨立深入調查。保華德祥建築董事已確認，在彼等向吾等提供之資料中，並無遺漏任何重要事實。吾等認為吾等所審閱之資料足以協助吾等達致知情明確之見解，亦足以提供合理基準，使吾等據此能就該等收購建議提供推薦意見。

基於獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人之個別情況不同，彼等所受之稅務影響亦各異，故吾等並無考慮彼等因選擇接納或不接納股份收購建議及認股權證收購建議而分別招致之稅務影響。特別是，身居香港以外地區之獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人在買賣證券時或須繳納海外稅項兼香港稅項，故彼等應考慮到股份收購建議及認股權證收購建議分別對彼等產生之稅務影響，如有任何疑問，應諮詢各自之專業顧問。

獨立保華德祥建築董事

於最後可行日期，保華德祥建築董事會合共有五位執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、周美華女士及張漢傑先生，另有兩位獨立非執行董事，分別為張定球先生及郭少強先生。由於保華德祥建築之五位執行董事全部兼任德祥企業之董事，故彼等被視為獨立性不足，不能就股份收購建議及認股權證收購建議向獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人提供意見。保華德祥建築之獨立非執行董事張定球先生因身為張葉司徒陳律師事務所合夥人之一，而該公司在緊接聯合公佈刊登日期前過往兩年內曾向德祥企業集團及保華德祥建築集團提供與該等收購建議無關之一般法律服務，故被認為並不適宜受委任為獨立保華德祥建築董事。因此，餘下之保華德祥建築之獨立非執行董事郭少強先生已確認其本身並無持有任何保華德祥建築之證券，亦無參與保華德祥建築之日常業務運作，且與保華德祥建築之附屬公司及德祥企業、彼等各自之控股股東及主要行政人員、保華德祥建築之董事、彼等各自之家族成員或聯繫人士亦無任何關連，故此已獲委任為獨立保華德祥建築董事，就股份收購建議及認股權證收購建議分別向獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人提供意見。吾等曾與獨立保華德祥建築董事商討彼等之一切有關疑問及意見，以確保其所獲提供之資料(包括吾等之函件)足以協助其向獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人提供推薦意見。



百德能證券有限公司

香港中環德輔道中4號
渣打銀行大廈22樓

電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

收購保華德祥建築之已發行股份及認股權證
之
該等收購建議

緒言

吾等獲委聘擔任獨立保華德祥建築董事之獨立財務顧問，就該等收購建議提供意見。該等收購建議之詳情載於貴公司於二零零二年十二月六日致獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人之綜合文件內，而本函件亦為其中一部份。除文義別有所指外，在本函內採用之詞語與在綜合文件內採用之詞語具有相同涵義。

作為獨立保華德祥建築董事之獨立財務顧問，吾等之職責為就該等收購建議之條款對獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人之利益是否公平及合理一事提供獨立意見。吾等乃獨立於收購人、保華德祥建築及彼等各自之聯繫人士或與彼等任何一位一致行動之人士，且與上述何任人士概無關連或一致行動，因此吾等被認為適合就該等收購建議提供獨立意見。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

敬啟者：

收購保華德祥建築之已發行股份及認股權證
之
該等收購建議

本人獲保華德祥建築董事會委任就該等收購建議向　閣下提供意見。該等收購建議之詳情載於保華德祥建築於二零零二年十二月六日刊發並致其獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人之綜合文件第7至11頁之保華德祥建築董事會函件內，本函件亦為該通函之一部份。除文義別有所指外，在本綜合文件內採用之詞語與本函件內採用者具有相同涵義。

務請　閣下留意保華德祥建築董事會函件、本綜合文件第12至17頁所載之英高函件，及本綜合文件第19至40頁所載之百德能意見書。本人曾仔細考慮百德能函件內容(包括有關之事項、因素及意見等)，亦曾就此與百德能展開磋商。經考慮上述各項要點後，本人認同百德能之意見，並建議獨立保華德祥建築股東就股份收購建議按照百德能函件所作出之推薦採取行動。

本人認為認股權證收購建議乃一項適當之收購建議，並建議獨立保華德祥建築認股權證持有人就認股權證收購建議按照百德能函件所作出之推薦採取行動。

務請獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人除考慮本人之推薦意見外，亦應仔細考慮該等收購建議之條款及條件。

此致

列位獨立保華德祥建築股東
　及獨立保華德祥建築認股權證持有人　台照

保華德祥建築集團有限公司
之
獨立董事
郭少強
謹啟

二零零二年十二月六日

德祥企業

德祥企業乃一間投資控股公司，直接及間接持有於多間上市公司之策略性投資，其中包括保華德祥建築及其於Downer EDI Limited及中策集團有限公司之策略性投資、於錦興集團有限公司、Burcon NutraScience Corporation、東方魅力集團有限公司、流動廣告有限公司、成報傳媒集團有限公司、辰達永安旅遊(控股)有限公司、中國置地集團有限公司、China Enterprises Limited及Australia Net.Com Limited之投資。德祥企業集團主要經營之業務為投資及物業持控、提供財務服務及買賣建築材料及機器。

該等收購建議之其他條款

務請獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人留意本綜合文件附錄一所載該等收購建議之其他條款，其中包括接納手續、接納期間及修訂股份收購建議及認股權證收購建議之有關資料。

其他資料

務請　閣下留意本綜合文件各附錄所載之其他資料。

一般資料

務請　閣下留意本綜合文件第7至11頁所載之保華德祥建築董事會函件、本綜合文件第18頁所載之獨立保華德祥建築董事致獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人之函件；及本綜合文件第19至40頁所載之百德能致獨立保華德祥建築董事之意見書。

此致

列位保華德祥建築股東及
保華德祥建築認股權證持有人　台照

代表
英高財務顧問有限公司
董事總經理
Stephen Clark
謹啟

二零零二年十二月六日

強制收購

倘獲接納之股份收購建議佔有資格接納股份收購建議之保華德祥建築股份90%或以上，則收購人將須遵守法案第102條之強制收購條文之規定，收購餘下之保華德祥建築股份。倘德祥企業及與其一致行動之人士購入保華德祥建築股份95%或以上，則亦可選擇引用法案第103條所賦予之權利，購入餘下之保華德祥建築股份。

維持保華德祥建築之上市地位

倘收購人在股份收購建議之截止日期無法根據法案之規定強制收購餘下之保華德祥建築股份，則收購人擬在股份收購建議截止日期之後維持保華德祥建築在聯交所之上市地位。收購人將會向聯交所承諾，在股份收購建議截止後，將會採取適當步驟以確保公眾人士所持之保華德祥建築股份不會少於25%。在股份收購建議截止時，倘公眾人士所持之保華德祥建築股份不足25%，收購人將會採取適當步驟(可能，包括在股份收購建議截止日期起計一個月內向獨立第三者配售有關股份)。聯交所已表示，在股份收購建議截止時，倘公眾人士所持之保華德祥建築股份不足25%，或倘聯交所相信：

- 保華德祥建築股份存在或可能存在造市情況；或

- 公眾人士所持之保華德祥建築股份不足以在市場上有秩序買賣，

則將會考慮酌情暫停保華德祥建築股份之買賣。就此而言，務請留意，在股份收購建議完成時，保華德祥建築股份之公眾持股量不足之情況可能出現，因此亦可能導致保華德祥建築股份暫停買賣，直至重返適當之公眾持股量水平為止。

提出股份收購建議之理由

倘德祥企業透過Hollyfield成功收購保華德祥建築之股份(不論透過在市場購買或透過股份收購建議被接納之方式)，德祥企業將會以一個較保華德祥建築之基本資產淨值大幅折讓之價格增加其於保華德祥建築之控股權益。

收購人及德祥企業之資料

收購人

收購人乃一間於一九九六年一月十八日在薩摩亞註冊成立之有限公司，亦為德祥企業之一間間接全資附屬公司。收購人乃一間投資控股公司，其成立目的為持有德祥企業於保華德祥建築證券之權益。收購人之董事為劉高原先生、周美華女士及陳佛恩先生。

融資安排

陳國強博士已於二零零二年十月二十八日同意(在德祥企業要求之情況下),以無抵押及按一般商業條款之方式向德祥企業提供一筆不超逾180,000,000港元之有期貸款,作為將收購建議全數付諸實行時所需之資金。此外,有關貸款在支付利息及還款方面均不會倚賴保華德祥建築之業務。英高確認陳國強博士有足夠資源向德祥企業提供資金,使收購人有足夠資金以應付在收購建議獲全數接納時之所需。收購人亦已確認彼等現時不擬在該等收購建議完成後出售保華德祥建築之重大基本資產(根據日常業務程序出售者除外)。

海外持有人

鑑於向海外持有人提出該等收購建議或會受到有關司法權區之法例所影響,故此海外持有人應自行了解及遵守任何及一切適用之法例規定。

該等海外持有人如欲接納股份收購建議或認股權證收購建議(視情況而定),應負責採取任何有關行動,及自行完全遵守有關司法權區在此方面之法例,包括獲得任何可能需要之政府、外滙管制或其他同意或任何其他方面之同意或辦理其他必需之手續或法例規定事項。任何該等海外持有人將須負責支付在該司法權區應支付有關過戶費用或其他就此應繳之税項,而收購人或英高及代表彼等行事之人士將有權獲全數退還有關之墊支款項,並毋須對有關海外持有人應支付之有關過戶費用或其他就此應繳之税項負責。

德祥企業之承諾

德祥企業已向保華德祥建築承諾,在毋須就每股保華德祥建築股份支付0.30港元以上之購買價之情況下,德祥企業將會在市場上收購所需數量之保華德祥建築股份,使其於保華德祥建築之持股量可增至保華德祥建築已發行股本之50%以上。

陳國強博士之承諾

陳國強博士已向德祥企業承諾將會向德祥企業提供資金,使收購人有足夠資金以應付在該等收購建議獲全數接納時之所需(見上文所述)。

德祥企業對保華德祥建築之意向

該等收購建議本身不會導致保華德祥建築或其任何附屬公司之業務或僱員之續聘/留任出現任何變動。

該等收購建議之估計價值

根據該等收購建議須支付之代價較：

- 保華德祥建築股份於二零零二年十月二十二日(即在保華德祥建築股份及保華德祥建築認股權證在聯交所暫停買賣之前一日)在聯交所之收市價每股0.21港元有溢價約42.9%；亦與保華德祥建築認股權證於同日在聯交所之收市價每份0.01港元相同；

- 保華德祥建築股份截至二零零二年十月二十二日(包括該日)止十個連續交易日在聯交所之加權平均收市價每股約0.2098港元有溢價約43.0%；亦與保華德祥建築認股權證於同期在聯交所之平均收市價每份0.01港元相同；

- 保華德祥建築股份截至二零零二年十月二十二日(包括該日)止三十個交易日在聯交所之加權平均收市價約每股0.2050港元有溢價約46.3%；亦與保華德祥建築認股權證於同期在聯交所之平均收市價每份0.01港元相同；

- 保華德祥建築股份截至二零零二年十月二十二日(包括該日)止六個月期間在聯交所之加權平均收市價約每股0.2366港元有溢價約26.8%；由於保華德祥建築認股權證之發行期間不超過六個月，故並無提呈保華德祥建築認股權證之比較數字；及

- 保華德祥建築股份於最後可行日期在聯交所之收市價每股0.275港元有溢價約9.1%；亦與保華德祥建築認股權證於同日在聯交所之收市價每份0.01港元相同。

根據保華德祥建築於二零零二年三月三十一日之經審核賬目及於二零零二年三月三十一日之已發行保華德祥建築股份1,036,744,924股計算，股份收購建議應支付之代價較每股保華德祥建築股份之資產淨值2.889港元折讓約89.6%。

根據於最後可行日期之已發行保華德祥建築股份1,049,102,309股計算，按股份收購建議應支付之每股保華德祥建築股份之代價為基準，保華德祥建築之全部已發行股本約值314,700,000港元。根據已發行但尚未行使之保華德祥建築認股權證204,920,349份計算，按認股權證收購建議應支付之代價為基準，已發行但尚未行使之保華德祥建築認股權證約值2,000,000港元。

購股權

保華德祥建築曾向其若干執行董事及僱員發行購股權，彼等據此可按認購價每股保華德祥建築股份0.5552港元認購合共不超過16,100,000股保華德祥建築股份。尚未行使之購股權之持有人已一致同意，倘收購人按一個象徵式價格提出一項收購彼等之尚未行使購股權之建議(此乃根據收購守則之規定而提出之收購建議)，彼等不會接納有關收購建議。由於全部購股權持有人均已同意不會接納類似之收購建議，所以不會為註銷任何尚未行使之購股權而提出任何收購建議。

於二零零二年十月三十一日派付每股保華德祥建築股份0.01港元之二零零二年度末期股息)。

接納股份收購建議須支付之賣方從價印花稅(每1,000港元須繳納1.00港元,不足1,000港元之代價亦須繳納1.00港元)將由接納股份收購建議之保華德祥建築股東支付,並將會自其因接納股份收購建議所應收取之代價中扣除。

於最後可行日期,德祥企業及與其一致行動之人士持有447,042,556股保華德祥建築股份,佔保華德祥建築之已發行股本約42.61%。

股份收購建議之條件

股份收購建議須待收購人接獲有關接納出售保華德祥建築股份所附之投票權之文件所代表之投票權,加上在收購建議之前或在收購建議有效期間內購入或同意將予購入之任何有關投票權之後,合共能使德祥企業及與其一致行動之人士持有保華德祥建築股份所附之投票權超逾50%,方可作實。

保華德祥建築認股權證之收購建議

待股份收購建議成為無條件後,英高將會代表收購人提出一項認股權證收購建議,根據以下之基準:

每份保華德祥建築認股權證 現金0.01港元

及根據綜合文件及隨附之粉紅色接納表格所載之條款及條件收購全部已發行但尚未行使之保華德祥建築認股權證(不包括現由德祥企業或其全資附屬公司擁有之保華德祥建築認股權證)。此等保華德祥建築認股權證所附之行使價為每股0.40港元。根據認股權證收購建議將予收購之保華德祥建築認股權證不會附有任何留置權、抵押、衡平權、產權負擔、優先購買權及任何其他第三者權利(不論屬何種性質)。

接納認股權證收購建議之賣方須支付之從價印花稅(每1,000港元須繳納1.00港元,不足1,000港元之代價亦須繳納1.00港元)將由接納認股權證收購建議之保華德祥建築認股權證持有人支付,並將會自其因接納認股權證收購建議所應收取之代價中扣除。

於最後可行日期,德祥企業及與其一致行動之人士擁有合共86,485,747份保華德祥建築認股權證,佔保華德祥建築已發行但尚未行使之認股權證約42.20%。

ANGLO CHINESE
CORPORATE FINANCE, LIMITED
香港中環康樂廣場8號交易廣場第二期40樓


財務顧問有限公司
英高

敬啟者：

收購保華德祥建築之已發行股份及認股權證
之
該等收購建議

緒言

德祥企業及保華德祥建築各自之董事會於二零零二年十月二十五日公佈，待德祥企業之獨立股東批准及保華德祥建築之董事會同意不再為實行於二零零二年十月七日公佈之集團重組而採取任何進一步之行動後，收購人將會透過英高提出一項自願有條件現金收購建議，以每股保華德祥建築股份0.30港元之價格收購保華德祥建築股份(不包括現由德祥企業或其全資附屬公司擁有之保華德祥建築股份)。待股份收購建議成為無條件後，將會提出另一項現金收購建議，以每份保華德祥建築認股權證0.01港元之價格收購全部已發行但尚未行使之保華德祥建築認股權證(不包括現由德祥企業或其全資附屬公司擁有之保華德祥建築認股權證)。

進行股份收購建議須待若干先決條件獲履行後，方可作實。在德祥企業於二零零二年十二月四日舉行之股東特別大會上通過普通決議案批准提出該等收購建議後，所有就進行股份收購建議而必須履行之先決條件已完成履行。

保華德祥建築股份之收購建議

英高現正代表收購人提出一項股份收購建議，根據以下之基準：

每股保華德祥建築股份 現金0.30港元

及根據綜合文件及隨附之白色接納表格所載之條款及條件收購保華德祥建築之全部已發行股份，惟不包括現由德祥企業或其全資附屬公司擁有之保華德祥建築股份。根據收購建議將予收購之保華德祥建築股份不會附有任何留置權、抵押、衡平權、產權負擔、優先購買權及任何其他第三者權利(不論屬何種性質)，並會附有一切在二零零二年十月二十五日(即聯合公佈之刊登日期)或其後所附帶或應計之權利，包括有權收取在該日或其後所宣派、派付或作出之一切有關股息及分派(惟無權收取已

推薦意見

務請　閣下留意本綜合文件第18頁所載之獨立保華德祥建築董事函件及本綜合文件第19至40頁所載之百德能意見書，其中載有彼等就該等收購建議而提供之意見及作出之推薦。

其他資料

務請　閣下留意分別由英高、獨立保華德祥建築董事及百德能編製之函件及本綜合文件之附錄一，其中載有該等收購建議之條款、條件及接納手續；亦請留意本綜合文件之其他附錄，其中載有保華德祥建築集團之財務資料、永利行編製之物業估值報告及根據收購守則之規定須向獲提出該等收購建議之人士提供之資料。

此致

列位保華德祥建築股東及
保華德祥建築認股權證持有人　台照

代表
保華德祥建築集團有限公司
副主席
劉高原
謹啟

二零零二年十二月六日

高於有關股份之現行市價之價格，將彼等之投資全部或部份套現。強制收購股份一事僅會在股份收購建議之接納水平極高之情況下方會發生。保華德祥建築亦基於此等理由方會同意撤回集團重組建議並以股份收購建議取代之。

收購人之資料

務請　閣下留意本綜合文件第16至17頁之英高函件所載之「收購人及德祥企業之資料」一節。

保華德祥建築之資料

保華德祥建築集團之主要業務包括樓宇建築工程、土木工程、特別項目工程、物業發展及投資及製造及買賣建築材料。保華德祥建築之主要業務集中於香港及中國。除投資於主要聯營公司Downer EDI Limited之外，保華德祥建築亦策略性投資於中策集團有限公司及經營裝配及維修自動電梯及升降機業務及為建築界提供專業解決方案之公司。

以下乃摘錄自保華德祥建築截至二零零二年三月三十一日止兩個財政年度之經審核綜合財務報告之保華德祥建築財務資料：

	截至三月三十一日止年度	
	二零零二年	二零零一年
	千港元	千港元
營業額	5,343,810	10,803,255
除税前溢利／(虧損)	125,243	(313,144)
税項	47,935	49,953
除税後溢利／(虧損)	77,308	(363,097)
少數股東權益	6,605	91,343
股東應佔溢利／(虧損)	70,703	(454,440)
	港元	港元
每股盈利／(虧損)		
－基本	0.071	(0.463)
－攤薄	0.068	(0.471)
每股股息	0.020	0.020

保華德祥建築認股權證收購建議

待股份收購建議成為無條件後，英高將會代表收購人提出一項認股權證收購建議，根據以下之基準：

每份保華德祥建築認股權證 現金0.01港元

及根據綜合文件及隨附之粉紅色接納表格所載之條款及條件收購全部已發行但尚未行使之保華德祥建築認股權證（不包括現由德祥企業或其全資附屬公司擁有之保華德祥建築認股權證）。此等保華德祥建築認股權證所附之行使價為每股0.40港元。根據認股權證收購建議將予收購之保華德祥建築認股權證不會附有任何留置權、抵押、衡平權、產權負擔、優先購買權及任何其他第三者權利（不論屬何種性質）。

接納認股權證收購建議之賣方須支付之從價印花稅（每1,000港元須繳納1.00港元，不足1,000港元之代價亦須繳納1.00港元）將由接納認股權證收購建議之保華德祥建築認股權證持有人支付，並將會自其因接納認股權證收購建議所應收取之代價中扣除。

於最後可行日期，德祥企業及與其一致行動之人士現時擁有合共86,485,747份保華德祥建築認股權證，佔保華德祥建築現已發行但尚未行使之認股權證約42.20%。

購股權

保華德祥建築曾向其若干執行董事及僱員發行購股權，彼等據此可按認購價每股保華德祥建築股份0.5552港元認購合共不超過16,100,000股保華德祥建築股份。尚未行使之購股權之持有人已一致同意，倘收購人按一個象徵式價格提出一項收購彼等之尚未行使購股權之建議（此乃根據收購守則之規定而提出之收購建議），彼等不會接納有關收購建議。由於全部購股權持有人均已同意不會接納類似之收購建議，所以不會為註銷任何尚未行使之購股權而提出任何收購建議。

德祥企業對保華德祥建築之意向

該等收購建議本身不會導致保華德祥建築或其任何附屬公司之業務或僱員之續聘／留任出現任何變動。

撤回集團重組建議

德祥企業及保華德祥建築各自之董事會認為股份收購建議較於二零零二年十月七日公佈之集團重組更能肯定地向保華德祥建築股東提供將彼等於保華德祥建築之投資全部或部份套現之機會，而股份收購建議之條款亦較集團重組之條款更有吸引力。保華德祥建築股東可以毋須獲得任何其他保華德祥建築股東支持而按一個大幅

進行股份收購建議須待若干先決條件獲履行後，方可作實。在德祥企業於二零零二年十二月四日舉行之股東特別大會上通過普通決議案批准提出該等收購建議後，所有就進行股份收購建議而必須履行之先決條件已完成履行。

編製本綜合文件之目的在於向 閣下提供(其中包括)有關收購人及該等收購建議之資料、載列獨立保華德祥建築董事就該等收購建議而向獨立保華德祥建築股東及獨立保華德祥建築認股權證持有人提供意見之函件及百德能就該等收購建議而向獨立保華德祥建築董事提供意見之函件，除文義別有所指外，本綜合文件內採用之詞語與本函件內採用之詞語具有相同涵義。

保華德祥建築股份收購建議

英高現正代表收購人提出一項股份收購建議，根據以下之基準：

每股保華德祥建築股份 現金0.30港元

及根據綜合文件及隨附之白色接納表格所載之條款及條件收購保華德祥建築之全部已發行股份，惟不包括現由德祥企業或其全資附屬公司擁有之保華德祥建築股份。根據收購建議將予收購之保華德祥建築股份不會附有任何留置權、抵押、衡平權、產權負擔、優先購買權及任何其他第三者權利(不論屬何種性質)，並會附有一切在二零零二年十月二十五日(即聯合公佈之刊登日期)或其後所附帶或應計之權利，包括有權收取在該日或其後所宣派、派付或作出之一切有關股息及分派(惟無權收取已於二零零二年十月三十一日派付每股保華德祥建築股份0.01港元之二零零二年度末期股息)。

接納股份收購建議須支付之賣方從價印花稅(每1,000港元須繳納1.00港元，不足1,000港元之代價亦須繳納1.00港元)將由接納股份收購建議之保華德祥建築股東支付，並將會自其因接納股份收購建議所應收取之代價中扣除。

於最後可行日期，德祥企業及與其一致行動之人士持有447,042,556股保華德祥建築股份，佔保華德祥建築之已發行股本約42.61%。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
周美華
張漢傑
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

收購保華德祥建築之已發行股份及認股權證
之
該等收購建議

緒言

德祥企業及保華德祥建築各自之董事會於二零零二年十月二十五日公佈，待德祥企業之獨立股東批准及保華德祥建築之董事會同意不再為實行於二零零二年十月七日公佈之集團重組而採取任何進一步之行動後，收購人將會透過英高提出一項自願有條件現金收購建議，以每股保華德祥建築股份0.30港元之價格收購保華德祥建築股份(不包括現由德祥企業或其全資附屬公司擁有之保華德祥建築股份)。待股份收購建議成為無條件後，將會提出另一項現金收購建議，以每份保華德祥建築認股權證0.01港元之價格收購全部已發行但尚未行使之保華德祥建築認股權證(不包括現由德祥企業或其全資附屬公司擁有之認股權證)。

「收購守則」	指	香港公司收購及合併守則
「認股權證收購建議」	指	根據本綜合文件及粉紅色接納表格所載之條款及條件，以每份保華德祥建築認股權證0.01港元之價格提出現金收購建議，以收購全部已發行但尚未行使之保華德祥建築認股權證(不包括現由德祥企業或其全資附屬公司擁有之保華德祥建築認股權證)
「白色接納表格」	指	隨附本綜合文件，有關股份收購建議之白色接納及過戶表格
「港元」	指	香港法定幣值港元

「保華德祥建築認股權證」	指	保華德祥建築之認股權證，附有權力可按初步認購價每股保華德祥建築股份0.40港元（可予調整），在二零零二年三月一日起至二零零三年八月二十九日止（包括該日）期間內任何時間，可以現金認購最高總額達81,968,139.60港元之保華德祥建築股份，而就本綜合文件而言，「每份認股權證」一詞或類似詞語將指根據認股權證可以每單位0.40港元行使之認購權之每個認購單位
「保華德祥建築認股權證持有人」	指	保華德祥建築認股權證之持有人
「粉紅色接納表格」	指	隨附本綜合文件，有關認股權證收購建議之粉紅色接納及過戶表格
「百德能」	指	百德能證券有限公司，根據香港法例第333章之證券條例登記之投資顧問及證券交易商，並獲委聘擔任獨立保華德祥建築董事之獨立財務顧問
「中國」	指	中華人民共和國，就本綜合文件而言，不包括香港、中華人民共和國澳門特別行政區及台灣
「永利行」	指	永利行評值顧問有限公司，獨立專業物業估值師
「披露權益條例」	指	香港法例第396章之證券（披露權益）條例
「證監會」	指	證券及期貨事務監察委員會
「股份及認股權證登記處」	指	保華德祥建築之股份及認股權證登記分處，秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓
「股份收購建議」	指	根據本綜合文件及白色接納表格所載之條款及條件，以每股保華德祥建築股份0.30港元之價格提出自願有條件現金收購建議，以收購保華德祥建築之全部已發行股份（不包括現由德祥企業或其全資附屬公司擁有之保華德祥建築股份）
「聯交所」	指	香港聯合交易所有限公司

釋　義

「獨立保華德祥建築認股權證持有人」	指	保華德祥建築認股權證持有人(不包括德祥企業及其聯繫人士)
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「德祥企業集團」	指	德祥企業及其附屬公司
「聯合公佈」	指	保華德祥建築及德祥企業在二零零二年十月二十五日作出之聯合公佈
「最後可行日期」	指	二零零二年十二月三日，即在刊印本綜合文件前可查證本綜合文件所載之若干資料之最後可行日期
「上市規則」	指	聯交所之證券上市規則
「最後限期」	指	二零零三年二月四日子夜，即在本綜合文件寄發日期之下一日起計第六十日(該等收購建議在接納方面可能在該日或在該日之前已成為或宣佈成為無條件)獲執行理事同意之較後日期
「規範守則」	指	上市規則有關上市公司董事進行證券交易之規範守則
「收購建議期間」	指	由二零零二年十月二十五日(即刊登聯合公佈載列(其中包括)該等收購建議之詳情之日)起至(a)該等收購建議截止接納之日或(b)該等收購建議作廢之日(兩者以較遲者為準)
「該等收購建議」	指	股份收購建議及認股權證收購建議
「保華德祥建築」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「保華德祥建築董事」	指	保華德祥建築之董事
「保華德祥建築集團」	指	保華德祥建築及其附屬公司
「保華德祥建築股東」	指	保華德祥建築股份之持有人
「保華德祥建築股份」	指	保華德祥建築股本中每股面值0.10港元之普通股

釋　義

在本綜合文件內，除文義別有所指外，下列詞語具有以下涵義：

「法案」	指	百慕達一九八一年公司法案
「英高」	指	英高財務顧問有限公司，根據香港法例第333章之證券條例登記之投資顧問及證券交易商
「聯繫人士」	指	上市規則所指之定義
「保華德祥建築董事會」	指	保華德祥建築之董事會
「中央結算系統」	指	由香港結算設立及運作之中央結算及交收系統
「截止日期」	指	二零零二年十二月二十七日，即寄發綜合文件之日起計第二十一日，亦即該等收購建議之截止日期；除非該等收購建議在此之前已經修訂或延期或成為無條件，則作別論
「綜合文件」	指	由德祥企業及保華德祥建築就該等收購建議而聯合寄發，日期為二零零二年十二月六日之本綜合收購建議及回應文件
「陳國強博士」	指	陳國強博士，保華德祥建築之主席兼主要股東
「執行理事」	指	證監會企業融資部之執行理事或由執行理事委派之任何代表
「接納表格」	指	白色接納表格及粉紅色接納表格
「Hollyfield」或「收購人」	指	Hollyfield Group Limited，德祥企業之一間間接全資附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「獨立保華德祥建築董事」	指	保華德祥建築之獨立董事郭少強先生
「獨立保華德祥建築股東」	指	保華德祥建築股東(不包括德祥企業及其聯繫人士)

預期時間表

該等收購建議開始可供接納 .... 二零零二年十二月六日(星期五)

截止日期[1] ....二零零二年十二月二十七日(星期五)下午四時正

在該等收購建議不能成為無條件之情況下，
接納人可撤回本身之接納文件之首日[2] .... 二零零三年一月十七日
(星期五)

最後期限[3] ....二零零三年二月四日(星期二)

附註：

(1) 根據收購守則，該等收購建議必須在本綜合文件寄發日期起計最少二十一日內可供接納。

(2) 根據收購守則之規定，倘股份收購建議在二零零三年一月十七日(即由截止日期起計第二十一日)或之前不能成為或宣佈成為無條件，則接納股份收購建議或認股權證收購建議之人士將有權撤回其接納文件。此項撤回權利可一直有效行使，直至股份收購建議成為或宣佈成為無條件為止。

(3) 根據收購守則之規定，當該等收購建議成為或宣佈成為無條件之時，仍須在此日起計不少於十四日內繼續可供接納。倘該等收購建議在二零零三年二月四日成為或宣佈成為無條件，則該等收購建議可結束之首日為二零零三年二月十八日。收購人保留權利，在遵照收購守則之規限下(或在執行理事根據收購守則之規定批准之情況下)可延長該等收購建議之可供接納期間。收購人本身或透過德祥企業將會就此在報章上公佈有關該等收購建議之任何延期消息，而該公佈將會列出下一個截止日期或說明該等收購建議將會繼續可供接納，直至另行通知為止。如屬後者，則必須就此在該等收購建議截止日期前向並未接納該等收購建議之保華德祥建築股東及保華德祥建築認股權證持有人發出最少十四日之書面通知。

(4) 根據收購守則之規定，接納文件必須在有關之截止日期下午四時正之前交回，方為有效，而在截止日期下午四時正之後交回之接納文件只會在該等收購建議在截止日期前被修訂或延期之情況下，或倘該等收購建議在截止日期下午四時正或之前成為或宣佈成為無條件，方為有效。

(5) 就接納該等收購建議而將予寄發之有關代價支票將在(i)該等收購建議成為或宣佈成為無條件之日或(ii)股份及認股權證登記處接獲一切有關文件證實根據該等收購建議交回之接納文件乃齊備及有效之日(兩者以較遲者為準)起計十日內寄出。郵誤風險概由接納該等收購建議之保華德祥建築股東或保華德祥建築認股權證持有人(視情況而定)承擔。

推薦意見

本綜合文件第19至40頁載有百德能函件。本綜合文件第18頁載有獨立保華德祥建築董事函件。

該等收購建議

股份收購建議

股份收購建議乃一項根據下列基準提出之有條件現金收購建議：

每股保華德祥建築股份 現金0.30港元

股份收購建議須待收購人接獲有關接納出售保華德祥建築股份所附之投票權之文件所代表之投票權，加上在股份收購建議之前或股份收購建議之有效期間內購入或同意將予購入之任何有關投票權之後，合共能使收購人及與其一致行動之任何人士所持之保華德祥建築股份所附之投票權超逾50%，方可作實。

認股權證收購建議

認股權證收購建議乃一項根據下列基準提出之有條件現金收購建議：

每份保華德祥建築認股權證 現金0.01港元

認股權證收購建議須待股份收購建議成為或在各方面宣佈成為無條件後，方可作實。

接納該等收購建議之手續

本綜合文件第41至47頁及隨附之接納表格載有該等收購建議之手續。

假設該等收購建議已於二零零二年十二月十三日(星期五)成為或宣佈成為無條件，則接納該等收購建議之文件必須在二零零二年十二月二十七日(星期五)下午四時正之前或由收購人根據收購守則之規定而決定之較後時間交回。務請　閣下詳閱本綜合文件「預期時間表」一節及本綜合文件第44頁附錄一之「接納期間及修訂」一節。

務請保華德祥建築股東及保華德祥建築認股權證持有人在分別就股份收購建議或認股權證收購建議採取任何行動之前，先詳閱本綜合文件。

目　錄

頁次

推薦意見、該等收購建議及接納手續之概要 1

預期時間表 2

釋義 3

保華德祥建築董事會函件 7

英高函件 12

獨立保華德祥建築董事函件 18

百德能函件 19

附錄一　－　該等收購建議之其他條款 41

附錄二　－　保華德祥建築集團之財務資料 48

附錄三　－　物業估值 98

附錄四　－　一般及其他資料 114

隨附文件

－　股份收購建議之白色接納表格

－　認股權證收購建議之粉紅色接納表格

重要文件　請即處理

香港聯合交易所有限公司對本綜合文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本綜合文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本綜合文件任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有保華德祥建築集團有限公司股份及／或認股權證，應立即將本綜合文件連同隨附之白色及粉紅色接納表格送交買主、承讓人或經手買賣之銀行經理、股票經紀或其他代理商，以便轉交買主或承讓人。


ITC

ITC CORPORATION LIMITED

（德祥企業集團有限公司）

（於百慕達註冊成立之有限公司）

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

（保華德祥建築集團有限公司）

（於百慕達註冊成立之有限公司）

英高財務顧問有限公司

代表

Hollyfield Group Limited

（德祥企業集團有限公司之間接全資附屬公司）

提出該等收購建議

收購保華德祥建築集團有限公司
全部已發行股份及認股權證

（不包括現由德祥企業集團有限公司
或其全資附屬公司擁有之有關股份及認股權證）

Hollyfield Group Limited **之財務顧問**


英高
財務顧問有限公司

保華德祥建築集團有限公司之獨立董事之獨立財務顧問



百德能
證券

本綜合文件第18頁載有保華德祥建築集團有限公司之獨立董事之函件。本綜合文件第19至40頁載有百德能致保華德祥建築集團有限公司之獨立董事之意見書。

接納該等收購建議之手續載於本綜合文件第41至47頁與隨附之白色接納表格及粉紅色接納表格內。接納該等收購建議之文件必須盡快，而無論如何須於二零零二年十二月二十七日（星期五）下午四時正之前或由收購人決定之較後日期以面呈或郵遞方式寄抵或送達保華德祥建築集團有限公司之股份及認股權證登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。

二零零二年十二月六日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED DISPOSAL OF ROSEDALE HOTEL GROUP LIMITED

China Land and the Company have agreed to further extend the long stop date of the Sale and Purchase Agreement from 30th November, 2002 to 2nd December, 2002.

The Sale and Purchase Agreement has been completed on 2nd December, 2002.

Reference is made to the announcements dated 26th July, 2002, 7th November, 2002 and 15th November, 2002 ("Announcements") in relation to the proposed disposal of Rosedale Hotel Group Limited. Terms defined in the Announcements have the same meanings when used herein unless the context otherwise requires.

China Land and the Company have agreed to further extend the long stop date of the Sale and Purchase Agreement from 30th November, 2002 to 2nd December, 2002. The directors of the Company are pleased to announce that the Sale and Purchase Agreement has been completed on 2nd December, 2002.

Since the Sale and Purchase Agreement has been completed after the cut off time for the publication of announcement in today's newspapers, therefore this announcement will be published in the newspapers on the following day.

By Order of the Board of
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 3rd December, 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

建議出售 ROSEDALE HOTEL GROUP LIMITED

中國置地與本公司已同意進一步延長買賣協議之最後期限由二零零二年十一月三十日延遲至二零零二年十二月二日。

買賣協議已於二零零二年十二月二日完成。

茲參考於二零零二年七月二十六日、二零零二年十一月七日及二零零二年十一月十五日就建議出售Rosedale Hotel Group Limited刊發之公佈(「該公佈」)。除文義另有所指外，本公佈所用詞彙與該公佈所用者具相同涵義。

中國置地與本公司已同意進一步延長買賣協議之最後期限由二零零二年十一月三十日延遲至二零零二年十二月二日。本公司董事欣然宣佈，買賣協議已於二零零二年十二月二日完成。

由於買賣協議在今日報章刊登公佈之截稿時間後完成，故本公佈將於翌日在報章刊登。

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

香港，二零零二年十二月三日